As confidentially submitted to the Securities and Exchange Commission on April 24, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein is strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Confidential Draft Submission No. 3

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ERock, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3620	41-4189868
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1113 Vine St., Suite 101

Houston, Texas 77002

(713) 429-4091

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Carrington

Chief Executive Officer

1113 Vine St., Suite 101

Houston, Texas 77002

(713) 429-4091

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

John T. Gaffney Hillary H. Holmes Harrison Tucker Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 (346) 718-6600	Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion, Dated     , 2026)

    Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock by ERock, Inc., a Delaware corporation (“ERock”). We are offering    shares of our Class A common stock.

Currently, no public market exists for our Class A common stock. We expect the initial public offering price to be between $  and $  per share. We intend to apply to list our Class A common stock on the      (“    ”) under the symbol “    .”

Following this offering, we will have two classes of authorized common stock: Class A common stock; and Class B common stock. Each share of Class A common stock and Class B common stock will entitle the holder to one vote. Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation (the “certificate of incorporation”) or as required by applicable law. The holders of Class B common stock will not have economic rights with respect to their shares of Class B common stock (other than the right to receive the par value of their shares of Class B common stock in connection with certain exchanges), including any of the economic rights (including the rights to dividends) provided to holders of Class A common stock.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

This offering is being conducted through an umbrella partnership-C-corporation, or “UP-C” structure, which is often used by partnerships and limited liability companies that are undertaking an initial public offering. The UP-C structure provides the pre-IPO owners of Enchanted Rock Holdings, LLC (“ER Holdings” and those holders, the “Pre-IPO Holders”) with the potential income tax advantages associated with owning interests in an entity classified as a partnership for U.S. federal income tax purposes. Additionally, the UP-C structure may provide us with income tax benefits, and the Pre-IPO Holders with certain economic benefits, when the Pre-IPO Holders ultimately exchange their membership interests in ER Holdings for shares of our Class A common stock and/or cash. See “Organizational Structure.” Prior to the consummation of this offering, we will enter into a Tax Receivable Agreement (as defined herein) with ER Holdings for the benefit of the TRA Beneficiaries (as defined herein) that will provide for certain cash payments to be made by us to the TRA Beneficiaries in respect of certain future tax benefits received by us. We will make TRA Payments using cash that otherwise would have been available to us for other uses and for the benefit of all of our shareholders. We expect that the amount of such payments may be substantial. See “Risk Factors—Risks Related to Our Corporate Structure, Our Class A Common Stock and this Offering” and “Certain Relationships and Related Party Transactions—Proposed Transactions with ERock, Inc.—Tax Receivable Agreement.”

We are a holding company, and our sole material asset is our ownership interest in ER Holdings. As the sole managing member of ER Holdings, we operate and control all of the business and affairs of ER Holdings and, through ER Holdings and its subsidiaries, conduct our business and will depend on distributions from ER Holdings to pay any taxes and other expenses. See “Organizational Structure.”

We will use all of the net proceeds we receive from this offering to purchase Class A membership interests in ER Holdings (“Class A Units”) at a per interest purchase price equal to the per share price paid by the underwriters for our Class A common stock in this offering. We intend to cause ER Holdings to use the net proceeds of such purchase for the repayment of indebtedness, the repurchase of certain membership interests in ER Holdings and for general corporate purposes. See “Use of Proceeds.”

Following the consummation of this offering,     shares of our Class A common stock will be owned by the pre-IPO owners of ER Holdings and     shares of our Class A common stock will be owned by public stockholders purchasing shares in this offering (or     shares and     shares, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming a price per share of $   , the midpoint of the range set forth above.     shares of our Class B common stock and corresponding Class B membership interests in ER Holdings (“Class B Units) will be owned by the pre-IPO owners of ER Holdings. Additionally,      Class M membership interests in ER Holdings (“Class M Units”) will be owned by certain current and former employees and service providers of ER Holdings and its subsidiaries. As a result, (A) investors in this offering will indirectly own  % of the economic interests in ER Holdings and  % of the total voting power in ERock (or approximately  % and  %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and (B) the pre-IPO owners of ER Holdings will directly or indirectly own  % of the economic interests in ER Holdings and  % of the total voting power in ERock (or approximately  % and  %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). See “Organizational Structure.”

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 35 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters may also exercise an option to purchase up to an additional    shares of our Class A common stock from us, at the initial public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of Class A common stock will be ready for delivery on or about    , 2026.

Joint Book-Running Managers

Morgan Stanley	J.P. Morgan

Bookrunners

Barclays

Prospectus Dated    , 2026.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell our Class A common stock in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Basis of Presentation

ERock was formed as a Delaware corporation on January 20, 2026 and will have no assets or operations prior to the Reorganization (as defined below). Since 2018, we have conducted substantially all of our operations through ER Holdings, which was formed in connection with a corporate restructuring, prior to which we conducted our operations through ERock Holdings, Ltd., a Texas limited partnership. Accordingly, this prospectus includes certain historical consolidated financial and other data of ER Holdings.

Immediately following this offering, ERock will be a holding company, and its sole material asset will be Class A membership interests in ER Holdings (“Class A Units”), which ERock will hold either directly or indirectly through one or more wholly owned subsidiaries. ERock (or one of its wholly owned subsidiaries) will be the sole managing member of ER Holdings and, in that capacity, will operate and control all of the business and affairs of ER Holdings and, through ERock and its subsidiaries, conduct our business. The Reorganization

i

(as defined below) will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of ERock will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical financial statements of ER Holdings. ERock will consolidate ER Holdings on its consolidated financial statements and record a non-controlling interest related to the Class B Units in ER Holdings on its consolidated balance sheet and statement of income. See “Organizational Structure.”

Except as otherwise indicated or required by the context, all references to “ERock,” “Enchanted Rock,” the “Company,” “we,” “our” and “us” or similar terms refer to (i) ER Holdings and its consolidated subsidiaries before the Reorganization and (ii) ERock and its consolidated subsidiaries after the Reorganization. Except as otherwise indicated or the context otherwise requires, references to “common stock” refer to our Class A common stock and Class B common stock, collectively.

Except as otherwise indicated, all information contained in this prospectus (i) assumes an initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) assumes that the underwriters do not exercise their option to purchase additional shares.

For the definitions of certain terms and abbreviations used in this prospectus, see “Glossary of Industry and ERock Terms” beginning on page iii of this prospectus.

Industry and Market Data

Certain market and industry data and forecasts used in this prospectus have been obtained from the following independent industry publications or reports: (i) International Energy Agency; (ii) North American Electric Reliability Corporation; (iii) Institute for Energy Economics and Financial Analysis; (iv) Wood Mackenzie; and (v) publicly available reports and data. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. Statements as to our market position are based on market data currently available to us, as well as management’s estimates and assumptions regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus. Neither we nor the underwriters can guarantee the accuracy or completeness of such information contained in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

GLOSSARY OF INDUSTRY AND EROCK TERMS

The terms and abbreviations defined in this section are used throughout this prospectus:

•	“AI” refers to artificial intelligence.

•

“Annualized Recurring Service Revenue” refers to the annualized value of recurring revenue under contracted operations and maintenance service and asset management agreements as of the measurement date, including both fixed contractual payments and variable payments based on typical utilization of such services.

•	“backup power” or “resiliency” refers to a mode in which our power systems provide continuity for operations during grid disruptions and extreme weather events.

•

“Blocked Unitholders” refers to certain pre-IPO owners that will receive shares of Class A common stock of us pursuant to the Blocker Mergers (including Energy Impact Fund (FT-B) LP) as defined and described in “Organizational Structure—Blocker Mergers.”

•	“bridge power” refers to a mode in which our power systems provide temporary generation to meet customer needs during the period before full grid interconnection becomes available.

•	“C&I” refers to commercial and industrial.

•	“CAISO” refers to the California Independent System Operator.

•	“CARB” refers to the California Air Resources Board.

•	“CARB-DG” refers to the California Air Resources Board Distributed Generation certification standard.

•	“CO” refers to carbon monoxide.

•	“CO2” refers to carbon dioxide.

•	“Common Units” refers to the interests in ER Holdings called “Common Units” that are outstanding prior to the Reclassification.

•	“Compensatory Units” refers to the interests in ER Holdings called “Compensatory Units” that are outstanding prior to the Reclassification.

•	“conditional firm interconnections” refers to firm service except during certain identified system conditions.

•

“Continuing Equity Unitholders” refers to certain pre-IPO holders of Common and/or Preferred Units who will hold Class B Units following the Reclassification (including Energy Impact Fund (FT-D) LP), as described under “Organizational Structure.”

•	“Continuing Profits Interest Unitholders” refers to certain current or former employees of ER Holdings who will hold Class M Units following the Reclassification.

•

“Contracted Power System Sales Backlog” refers to the actual contracted value for purchases of power systems and ESI services, whether invoiced or not, to be invoiced and recognized as revenue as a result of performing our obligations over the term of the contract, assuming no exceptions or contingencies are exercised, and includes adjustments for contract modifications entered into after period-end and prior to the issuance of the related financial disclosures.

•	“dispatchable power” or “flexible capacity” refers to a mode in which our power systems are configured as on-demand, fast-response resources.

•	“ECU” refers to electronic control unit.

•	“ERCOT” refers to the Electric Reliability Council of Texas.

•	“ESI” refers to equipment, supply and installation.

•

“Exchange” refers to an exchange by the Continuing Equity Unitholders and/or the Continuing Profits Interest Unitholders pursuant to which ER Holdings acquires Class B Units (and Class B Units converted from Class M Units), along with, in the case of the Continuing Equity Unitholders, the cancellation of an equal number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis or, at our election, for cash.

•	“FERC” refers to the Federal Energy Regulatory Commission.

•	“GHG” refers to greenhouse gases.

•	“Gigawatt” or “GW” refers to one billion watts.

•

“Grid Support Event” refers to any period during which the electrical grid is experiencing actual or anticipated constraints and the Company utilizes customer-owned power systems to provide power to support grid stability. Grid Support Events may occur pursuant to a direct request from the grid operator or through participation in incentive based programs that compensate generators for providing such support.

•	“IEA” refers to the International Energy Agency.

•	“IPO” or this “offering” refers to the initial public offering of shares of Class A common stock by us.

•	“ISO” refers to Independent System Operator.

•

“ISO 8528-5 G3” refers to the International Organization for Standardization standard for reciprocating internal combustion engine driven generating sets, Part 5: Generating sets, specifically the G3 classification for transient performance.

•	“installed base” refers to the total installed watt capacity of our power systems that have been deployed and are currently operational.

•	“Megawatt” or “MW” refers to one million watts.

•	“MISO” refers to the Midcontinent Independent System Operator.

•	“NERC” refers to the North American Electric Reliability Corporation.

•	“NMHC” refers to non-methane hydrocarbons.

•	“NOCs” refers to network operations centers.

•	“NOx” refers to nitrous oxides, including nitric oxide and nitrogen dioxide.

•	“O&M” refers to operations and maintenance.

•	“PJM” refers to PJM Interconnection, the regional transmission organization coordinating the wholesale electricity market in all or parts of 13 states and the District of Columbia.

•	“Preferred Units” refers to the interests in ER Holdings called “Preferred Units” that are outstanding prior to the Classification.

•

“prime power rating” refers to, as defined by the industry standard ISO8528-1, is the maximum power which a generating set is capable of delivering continuously while supplying a variable electrical load when operated for an unlimited number of hours per year under the agreed operating conditions with the maintenance intervals and procedures being carried out as prescribed by the manufacturer.

•	“RTO” refers to regional transmission organization.

•	“SCADA” refers to supervisory control and data acquisition systems.

•	“Tier 2” refers to capacity additions that include capacity that has been requested but that has not received approval for planning requirements.

•

“transient performance” refers to our power systems’ ability to respond to sudden changes in electrical load, including how quickly and how stably it can adjust its output and maintain voltage and frequency when the load increases or decreases unexpectedly.

•	“TRIR” refers to total recordable incident rate.

•	“TWh” refers to terawatt-hour.

•	“utility-grade” refers to electrical power produced with voltage, frequency and reliability characteristics consistent with those provided by an electric utility.

•	“WECC” refers to the Western Electricity Coordinating Council.

v

PROSPECTUS SUMMARY

This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider prior to making an investment decision with respect to our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are a vertically integrated company that designs, deploys, operates and maintains multi-purpose distributed power systems, consisting of our proprietary, low emission, quick-response natural gas generator and embedded software technology, for our customers. Our resilient, cost-effective, modular power systems can be rapidly deployed at a scale of more than 1 GW to meet our customers’ full range of power needs, including bridge, backup and dispatchable power applications, and are supported by our operations and maintenance (“O&M”) and asset management services. We deploy our systems in three applications: bridge (prime-to-backup), backup (resiliency) and dispatchable (flexible capacity) power.

•

Bridge power (prime-to-backup). Our power systems deliver prime power in the near-term to accelerate time-to-power ahead of long-lead grid upgrades, which prevent our customers from getting grid power. Once interconnection becomes available, the same assets typically transition to backup or flexible dispatch power service to support the customer or utility.

•

Backup power (resiliency). Our power systems provide highly reliable continuity for mission-critical operations during grid disruptions and extreme weather events, and many of our existing deployments operate in this mode today.

•

Dispatchable power (flexible capacity). Our power systems are configured as on-demand, fast-response resources and can be deployed by contract to market-facing objectives (such as peak-load management or grid-stability services).

We primarily serve data centers, utilities and large C&I businesses across nine U.S. states, with our largest operating footprints located in California and Texas, where we anticipate disproportionate growth and market potential driven by high data center demand in the near- and medium-term. With over 15 years of operational experience, over 2,000 deployed units across approximately 400 operational sites consisting of an installed base of approximately 1,000 MW and Contracted Power System Sales Backlog of approximately $1.2 billion as of December 31, 2025, we believe we are one of the most established, proven providers of bridge, backup and dispatchable power applications for the growing distributed power generation market.

Geographic Footprint by Operating Assets

ERock currently operates across 9 states and 4 RTOs, with ~1 GW of installed base

ERock Headquarters and Network Operations Center
Current Operations
Target States

Target states represent those currently in our pipeline or designated as target geographies by our management.

Over the last 15 years, we have established deep expertise and a proven track record in the deployment of complex integrated power systems through our ERock Platform. We refer to the delivery and operation of our generators and integrated software technology through our comprehensive, turnkey equipment, supply and installation (“ESI”), O&M and asset management services platform, supported by our deep development, operational and market domain expertise in integrated power systems, as our “ERock Platform.”

Most of our sales include the comprehensive design, delivery, installation and long-term services provided by the ERock Platform, with platform sales representing 100% and 98% of all generator sales booked in 2024 and 2025 respectively. Leveraging our ERock Platform, we help customers meet evolving energy demands by delivering cost-effective, turnkey speed-to-power and resiliency solutions that supplement and maximize traditional grid infrastructure. Our power systems are engineered for superior operational stability, including:

•	Reliability. Our systems are capable of 99.999% reliability.

•

Diesel-equivalent transient performance. Our generators meet or exceed rigorous ISO 8528-5 G3 diesel standards, delivering fast, stable responses to sudden load swings, and we believe we are currently the only provider of natural gas generation that meets utility-grade transient performance requirements for diesel units, which reduces the need for additional technology to deliver required power quality.

•

Quieter, cleaner and rapidly deployed. Our power systems are typically quieter, cleaner, more resilient and dispatchable, and can be deployed and commissioned more rapidly than traditional grid infrastructure and other conventional alternatives.

•	No on-site water required. As water use by data centers is receiving increasing scrutiny, our power systems are designed to operate with no on-site water required.

Our experienced O&M teams handle all aspects of preventive and corrective maintenance, and our purpose-built software that is embedded in our power systems provides extensive operational data capture and analytical capabilities, enabling greater resilience of generator technology and dynamic, insight-driven maintenance schedules. These performance attributes and our expertise in developing, deploying and maintaining integrated power systems differentiate us from our competitors and support our strong customer relationships, which is evidenced by our proven track record of delivering reliable, integrated power solutions.

1 Proprietary Natural Gas Engine Technology

- Capable of 99.999% reliability and utility-grade transient power
- Patented design with ½ the footprint of comparable units
- Dynamic cooling controls to support operation across varying ambient temperature conditions
- Designed to operate with no on-site water required
- Low emissions – CARB-DG compliant

2 Turn-key Power System Integration

- Site level modeling and planning
- System design and delivery
- Equipment, supply and installation services
- Gas supply

3 Operations and Dispatch

- Full O&M capabilities
- Remote dispatch with in-house operations
- Advanced asset management software

Once connected to the grid, we also assist customers to maximize the return on their investment in our power systems by leveraging its multi-purpose dispatchable power capabilities through our market operations and dispatch management platform, acting as advisor or agent for owners of our deployed power systems of 724 MW. These services allow customers to utilize our power systems for backup power as and when needed or to strategically dispatch capacity from our power systems during peak demand or scarcity events—ultimately enabling our power systems to become a grid asset. Our asset optimization capabilities and market expertise enable us to monetize our power systems capacity, reduce costs to customers in almost any market and reduce times to grid interconnection. Our distributed power systems have consistently operated in support of the grid.

Over the past eight years, we have supported over 236,000 Grid Support Events. Each event represents a documented start and stop of our distributed generation systems undertaken to provide power to the grid during periods of actual or anticipated grid constraints, either in response to a direct request from the grid operator or pursuant to incentive based programs, such as scarcity pricing or peak demand load shed programs, that compensate generators for providing such support. Under our O&M and asset management services agreements, customers authorize us to dispatch and operate the power systems during Grid Support Events when their operations do not require dedicated output from our power systems. When the grid is down, our power systems can displace grid supply (i.e., island the customer’s load from the grid) and provide utility-grade power directly to the customer; when the grid is operating normally, our power systems remain interconnected and operate in parallel with the grid, enabling us to deliver grid-supporting services. During Grid Support Events, when customer operations allow, we can provide the available capacity of our power systems through both offsetting the customer’s load consumption and exporting any additional available capacity to the grid in exchange for program based compensation or other incentives that benefit our customers. We believe this operational experience is increasingly valuable as grid operators seek alternative tools to address resource adequacy and congestion management for large loads. Power outage responses and power quality operations are separate from, and in addition to, these Grid Support Events.

We assemble our proprietary engines and generators at our Titan facility and are targeting increasing our annual assembly capacity to approximately 1.2 GW by the end of 2026 with the development of our Hyperion facility, both located in Houston, Texas. Our assembly model is designed to scale efficiently and rapidly to meet growing customer demand and service our backlog, leveraging a high-volume, largely multi-sourced supply chain and standardized assembly processes. This approach allows us to expand output without the need for extensive new capital investment or specialized equipment, enabling low-cost, high-velocity capacity expansion while maintaining assembly flexibility and supply-chain security. As we increase capacity to meet accelerating demand, we are able to produce and deploy additional power systems while maintaining strong control over our supply chain, costs, efficiency and product quality, which supports higher margins. In addition, growing our generator deployment also accelerates our innovation cycle as the real-world operating data of our power systems in the field informs improvements to our design, development and installation processes. We believe this feedback loop, enabled by our vertically integrated business model and scalable assembly capabilities, helps drive a faster innovation cycle, supports reliable execution at scale and differentiates us from our competitors with more capital-intensive or less flexible assembly models. For example, insights from field installations have allowed us to pre-configure and kit key generator components in our production process, reducing installation costs by 20% and creating a continuous improvement cycle between engineering, production and field operations.

Over the past decade, we have built a foundation of deep trust and relationships with leading data center and AI ecosystem companies, such as Microsoft, Wistron and Foxconn, electric and gas utilities, such as Entergy and ComEd, and C&I customers, such as H-E-B and Walmart, with approximately 50 customers in those end markets, establishing ourselves as a critical link where speed-to-power, reliability, flexibility and scale converge in our customers’ power ecosystem. Leveraging our position as a trusted provider, we are seeking to grow our business and strengthen our financial and operating performance.

•	Our revenue was $183.1 million for the year ended December 31, 2025, representing 42.5% year-over-year growth as compared to the year ended December 31, 2024.

•

Our net loss and Adjusted EBITDA were $(59.0) million and $(22.6) million for the year ended December 31, 2025, representing 3.7% and (35.1)% year-over-year growth as compared to the year ended December 31, 2024, respectively.

•	Our Contracted Power System Sales Backlog was $1.18 billion for the year ended December 31, 2025, representing 419.7% year-over-year growth as compared to the year ended December 31, 2024.

•	Our Annualized Recurring Service Revenue was $22.4 million for the year ended December 31, 2025, representing 13.9% year-over-year growth as compared to the year ended December 31, 2024.

•

Our net loss margin and Adjusted EBITDA Margin were (32.2)% and (12.4%) for the year ended December 31, 2025, representing 12.1% and 14.8% year-over-year growth as compared to the year ended December 31, 2024, respectively.

•	Our installed base was approximately 1,020 MW for the year ended December 31, 2025, representing 9.6% year-over-year growth as compared to the year ended December 31, 2024.

For more information regarding our non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to net loss and net loss margin, the most comparable GAAP (as defined herein) measures, see “Summary Historical Consolidated Financial Data and Operational Measures—Non-GAAP Financial Measures.”

Key Macro Trends

A Generational Surge in Demand Primarily Driven by AI and Electrification

The United States is entering a historic upswing in power demand driven by the rapid expansion of AI, digital infrastructure and broader electrification, with load growth accelerating to its highest levels in 50 years, projected at approximately 5.7% annually for 2025-2030 representing approximately 43x total growth compared to 2015-2020. According to the IEA, data centers are the single largest new source of U.S. load growth: in 2024, the U.S. accounted for 45% of global data center electricity demand, and from 2024 to 2030 data centers alone are projected to represent half of all U.S. electricity demand growth, a larger impact than in any other region in the world.

Traditional Energy Solutions Are Unable to Meet Growing Demand

Existing U.S. electricity infrastructure is insufficient for the speed and magnitude of today’s demand expansion, and traditional solutions, such as incremental grid expansions and reliance on variable renewables alone, are falling short. The IEA warns that grid congestion and long interconnection queues already pose critical barriers, with transformer and turbine supply chains facing multi-year backlogs. U.S. interconnection queues are becoming increasingly congested, with median reported grid connection timelines at approximately three years and grid connection timelines for new data center capacity extending to approximately seven years in major load-growth markets such as Northern Virginia.

Increasing Adoption of Co-Locating Loads with Distributed Power Solutions

To manage grid constraints and ensure reliability, companies are increasingly co-locating large loads, especially data centers, with onsite or near-site distributed generation. Data centers continue to take on a larger role in electricity systems, ensuring their smart integration becomes critical, both to enhance grid stability and support ongoing investment. The IEA suggests that data centers be strategically sited in areas with available power and grid headroom and emphasizes that onsite generation and flexible backup systems, such as those provided by us, are vital for maintaining reliability and easing pressure on constrained grids.

Reliability and Resilience Are Under Strain

Energy-system reliability risks in the U.S. are intensifying as extreme weather, cyber-risks, electrification and AI-driven demand converge. The IEA finds that 20% of new data center projects globally are at risk of delay due to grid constraints. Meanwhile, electricity grids in advanced economies, including the U.S., face rising outage exposure, with weather-related events increasing in frequency and severity according to the IEA.

The IEA highlights that the U.S. grid is simultaneously challenged by surging peak loads driven by EV charging and data centers. Data centers have extremely low tolerance for outages and power quality issues given they require uninterrupted, firm power, supplied by technologies capable of operating continuously through seasonal variability and grid disturbances.

Utilities Face Unprecedented Capital Requirements with Affordability Pressure

This rapid load growth is driving record capital requirements for U.S. utilities, primarily for new generation and system upgrades to maintain reliable service for customers. The IEA reports that investment in grid infrastructure has materially under-paced generation investment, with grid spending growing at only about half the rate of generation investment since 2015.

Electricity costs are rising nationwide and could get even higher for some amid the explosion in powering AI. The nationwide average retail price per kilowatt-hour of electricity increased approximately 6% for residential customers from November 2024 to November 2025 and approximately 32% in the last 10 years (EIA). Policy makers face growing affordability constraints, as electricity prices are a central political and economic issue in the “Age of Electricity” according to the IEA. These constraints increase the value of cost-effective, capital-efficient, rapidly deployable firm-power solutions.

Demand for Speed-to-Power Grows as Power Demand-Supply Mismatch Expands

The IEA highlights that the gap between required power capacity and the speed at which new supply can be added is widening. Data center construction timelines are 2 to 3 years, while grid and generation infrastructure typically require 4 to 8 years, creating a structural mismatch. Long interconnection queues and scarce generation equipment further slow progress; global turbine deliveries now face multi-year lead times, risking commissioning delays beyond 2030.

As a result, U.S. hyperscalers and utilities increasingly seek near-term, scalable solutions, with natural-gas generators identified by the IEA as a leading dispatchable source supporting rising AI and electrification demand. The IEA reports that natural gas is expected to expand by 175 TWh globally to meet data center load through 2035, with most of this growth occurring in the U.S. Solutions that can be deployed quickly, provide firm capacity and integrate into existing infrastructure are crucial to closing the speed-to-power gap.

Potential Market Opportunity

The United States is entering a period of unprecedented electricity demand growth, driven by accelerating adoption of AI-enabled data centers, industrial reshoring, transportation electrification and building electrification. NERC estimates that over the next 10 years, North American summer and winter peak electricity demand is projected to increase by over 224 GW and 245 GW respectively, representing the fastest growth since NERC’s tracking started in 1995. NERC identifies new data centers for artificial intelligence and the digital economy as the primary drivers of this surge in demand, noting the concern that the pace of resource additions has been too slow to meet demand growth. NERC estimates 190 GW of Tier 2 or other resources would need to complete the interconnection planning process and reach commercial operations to meet the expected peak demand growth of nearly 250 GW over the next 10 years. While interconnection queues continue to grow, uncertainty surrounds the timing and amount of resource additions. In parallel, the generation mix is expected to become increasingly intermittent and weather-dependent as older fossil-fired units retire and are sometimes replaced by non-dispatchable resources. NERC reports that the anticipated shortfall in capacity, which is complicated by swelling interconnection queues and an increasingly variable resource mix, creates a significant near- and medium-term opportunity for scalable, rapidly deployable, dispatchable solutions capable of addressing both (i) bridge power needs in regions with multi-year interconnection delays and (ii) ongoing capacity support for grid operators facing shrinking reserve margin.

Source: North American Electric Reliability Corporation

Several U.S. markets, such as Texas and California, face especially acute reliability risks. Texas already shows rapid load growth pressures tied to data centers and industrial expansion, while California faces grid congestion, long interconnection queues and above-average vulnerability to extreme heat and weather-driven outages. Additionally, supply-chains for critical grid components are showing strain. GE Vernova, Siemens Energy and Mitsubishi Power, which supply turbines for roughly two-thirds of the gas-fired power plants under construction globally, as reported by the IEA, are facing extensive backlogs and turbine delivery timelines of as long as eight years according to the Institute for Energy Economics and Financial Analysis. The IEA highlights that order backlogs for transformers grew by more than 30% in 2024, after two years of growth above 15%. In combination with these pressures, the current market dynamics illustrate a growing divergence between the rapid acceleration of load growth and the comparatively slow pace of utility-scale infrastructure development.

Source: North American Electric Reliability Corporation

We are well positioned to deliver on the significant market demand for dispatchable, resilient and cost-effective power solutions that can be quickly deployed and commissioned. Through delivering 99.999% reliability and the capability to deliver in less than six months, with full project commissioning typically achieved within 12 to 18 months from contract signing, we provide one of the few scalable solutions capable of addressing near-term capacity needs, particularly in high-growth regions like Texas and California. As natural gas remains a critical firm resource supporting renewable integration, our modular, low-emission solutions enable hyperscale data centers, industrial facilities and utilities to procure reliable, firm power at substantial scale, often reaching several hundred megawatts or over a gigawatt, without the prolonged lead times inherent in traditional transmission expansion. This combination of speed, reliability and flexibility positions us to capture significant share in an increasingly capacity-constrained U.S. power market.

Our Power System Solutions

We are uniquely positioned to address the massive, fast-growing and complex market for speed-to-power, dispatchable capacity and resiliency solutions. Our power systems are delivered through our ERock Platform, which provides our customers a single partner across the entire life cycle of our power systems and differentiates us from our competitors. Our ERock Platform is anchored by leading natural gas engine and generator technology for multi-function onsite generation and combines this core technology with comprehensive, turnkey ESI services—a full-service offering that includes system design, site selection, planning and modeling, interconnection assistance, gas supply, permitting, construction and commissioning. Once operational, our ERock Platform offers O&M and dispatch capabilities that leverage extensive historical operational data capture, real-time monitoring and predictive diagnostics to optimize power system performance, while our remote operations center enables asset-level or aggregated dispatch, scheduled maintenance coordination and electricity and gas market integration to help maximize the value customers can capture using these systems. These integrated solutions and capabilities allow our power systems to be rapidly deployed, serve initial bridge power needs and, after grid interconnection, provide dispatchable capacity and/or reliable long-duration backup power throughout the remaining useful life of our systems, as discussed below. For more information regarding the services delivered through our ERock Platform, see “—Our Services.”

Rapid Deployment of Reliable, Dispatchable Power

We offer a rapid path to connect large electricity loads, such as data centers and C&I customer manufacturing facilities, to power. Our power systems enable customers to quickly deploy a distributed bridge power solution that provides faster access to reliable power through and beyond full grid interconnection. We have assembled and delivered our power systems in as little as six months, with full project commissioning typically achieved within 12 to 18 months from contract signing. We also have a track record of interconnecting multiple >50MW systems in 12 to 18 months from contract signing, subject to site conditions. Leveraging our high-volume standardized assembly model, we can stand up over 1.2 GW of annual available capacity in approximately 12 months with limited incremental capital expenditures.

Illustrative Time to Market for Various Grid Technologies

Illustrative Time to Market for Various Grid Technologies

Planning, Permitting, Build
1 Year(1)
ERock
Transmission Infrastructure
Planning & Permitting 7 Years
Build 3 Years
Synchronous Generators
Planning 1 Year
Permitting 3 Years
Build 2 Years
Planning 1 Year
Permitting 2.5 Years
Build 1.5 Years
Inverter – Based Resources
Planning 1 Year
Permitting 2 Years
Prebuild 1 Year
Build 1 Year
Planning 4 Years
Permitting 4 Years
Prebuild 1 Year
Build 2 Years
Planning 1 Year
Permitting 3 Years
Build 1 Year
Planning 1 Year
Permitting 1Year
Build 1 Year
Data Centers
New Data Center 2 – 3 Years
Years
0
1
2
3
4
5
6
7
8
9
10
11

(1)	Reflects the midpoint of a 6 to 18-month deployment timeline

Source: EPRI, Reconciling the Value of Grid Interconnection and Speed-to-Power: Strategies for Powering Data Centers in the AI Era

Our rapid deployment capability supports businesses and utilities seeking cost-effective power continuity and resilience in an increasingly dynamic energy landscape and enables customers to access power during lengthy utility interconnection timelines to maintain project schedules. At up to two times the cost of our power systems, traditional and bespoke natural gas generation projects can take 60 to 84 months to deploy. At up to three times the cost of our power systems, natural gas fuel cells lack the dispatch capability of our power systems and typically have larger footprints, which can impact installation timelines. Solar and wind projects often require three years or more to deploy and are not capable of delivering reliable, dispatchable power like our power systems due to the inherent intermittency of sun and wind power sources. Even when paired with batteries, solar and wind remain limited in their ability to deliver dispatchable power because current battery technology cannot reliably satisfy the amount, duration or quality of electrical power required by large, often continuous or highly sensitive loads. In certain configurations, ERock systems can facilitate earlier access to grid interconnection compared to traditional standalone processes. In addition, our systems may serve as grid-support assets during peak demand or scarcity events, which can enhance project economics and contribute to local grid reliability. However, interconnection outcomes vary by jurisdiction and remain subject to utility and regulatory approval. Regulatory frameworks are evolving to support co-located generation and large loads. On December 18, 2025, FERC directed PJM Interconnection to establish transparent rules to facilitate service for large loads co-located with generation, including creating new transmission service options and clarifying interconnection procedures to address reliability and consumer-cost concerns associated with rapidly growing load. Similar programs are being deployed in ERCOT and pursued in other markets.

Highly Economic Path to Bridge and Dispatchable Power Solutions

Our power solutions provide customers with a highly cost-effective path to reliable, utility-grade bridge and dispatchable power because our systems are engineered for both bridge and fast response dispatchable power applications. In contrast to stranded temporary infrastructure, once our customers are fully interconnected with the grid, our power systems can continue to serve customers as a reliable, dispatchable utility-grade power source with fast response, diesel-equivalent transient performance to supplement the grid and provide industry leading reliability for protection against grid outage events. This long-term, multi-purpose design of our power systems helps customers, particularly customers with large electricity loads such as data centers, to reduce the total cost of ownership by providing multiple value streams through the full useful life of the asset. By transforming bridge power installations into assets that continue to return value to the customer, our power systems support a more enduring and economically efficient bridge power development model compared to conventional temporary generation.

Highly Cost-Effective and Low-Risk Path to Increase Grid Capacity

As utility capital expenditures surge and electricity rates continue to rise due to increased demand for electricity, our power solutions provide a highly cost-effective and low-risk path to increasing grid capacity. Traditional grid-expansion planning often relies on long-term demand forecasts, requiring utilities to make large, long-dated capital commitments, and utilities are increasingly asking large new electricity loads—such as data centers—to share in those costs despite having significantly shorter planning horizons. This mismatch introduces substantial risk of stranded investment, overbuilding and misaligned capacity expansion—issues that regulators have become increasingly focused on as grid-upgrade proposals grow in scale. By contrast, our co-located distributed power systems arrive with the load itself, are typically paid for by the customer deploying the load and provide capacity concurrent with when the load comes online, eliminating the need for utilities to build ahead of requested demand. By enabling large new electricity loads to self-fund and install our distributed power systems, our platform increases capacity without requiring utilities to undertake costly grid upgrades in advance of demand and, once interconnection occurs, our power systems remain in place as a stable source of power supply for the grid that reduces or defers the need for further capital investment by utilities on grid expansion and helps moderate system-wide electricity rate impacts for existing customers. As a result, our power systems can help accelerate the interconnection timeline as utilities benefit from our bridge power solutions by securing new electricity load and associated revenues earlier, and customers benefit from dependable, distributed power while avoiding lengthy delays associated with traditional grid expansion. We have successfully deployed this approach for years, repeatedly demonstrating that customer-funded, distributed power systems can compress timelines by delivering immediately available capacity that can relieve near-term grid constraints. This proven model is now being embraced by leading markets such as PJM and ERCOT, where regulators, utilities and ISOs are increasingly adopting similar approaches to facilitate faster, lower-risk interconnections. This dynamic creates a mutually reinforcing outcome—reduced capacity planning and capital-deployment risk for utilities and a faster, more predictable path to power for customers.

Highly Reliable Path to Resilient, Firm Power

We believe our ERock Platform’s proprietary generator and operating software technology delivers a highly reliable path to resilient, firm power. Our power systems are designed for continuous, fault-tolerant operation—meaning they can maintain power output even when components fail or experience abnormal conditions—delivering reliable power when the grid is not available and provide backup power with lower emissions and noise than diesel alternatives. Our backup power solutions offer high operational reliability with inherent redundancy for fault tolerance and concurrent maintainability—meaning critical components can be serviced, repaired or replaced without shutting down the system—to facilitate deployment in mission-critical backup applications. Fueled by natural gas delivered through underground pipelines with no runtime limitations, our power systems have proven capable of delivering uninterrupted power through hurricanes, winter storms and everyday grid outages. As grid outages have become longer and more frequent, and where fuel deliveries can be delayed during severe weather, we deliver proven backup power solutions that keep critical facilities online during grid outages and emergencies.

Our Generator and Software Technology

We provide reliable, resilient and cost-effective power primarily through a proprietary, tailored, integrated power systems delivered through our ERock Platform, a comprehensive offering consisting of our generator and software-enabled O&M and asset management services described below.

At the core of our power systems is our RockBlock (“RockBlock”), a modular, distributed generator string that incorporates our proprietary natural gas engine, scales in 0.5 MW increments from 1.5 MW to 3.5 MW per RockBlock and is assembled in-house. Our RockBlock systems convert natural gas from local underground pipelines into electricity through a combustion process and are capable of continuously operating at their designed capacity with 99.999% reliability. Our RockBlock systems are engineered for maximum cost efficiency through their modular design and standardized kit, which supports rapid delivery, field construction and scaling. Our power system units feature a patented design that occupies approximately half the footprint of comparable natural gas units, while maintaining low sound levels across varying applications and achieving diesel equivalent transient performance, while meeting stringent local emissions standards, including CARB-DG compliance, one of the most rigorous emissions standards in the United States.

Complementing our generator technology is our Granite Software Ecosystem (“Granite”), a proprietary software that is embedded in our power systems and enables us to use operating data to improve operations for high reliability at a lower cost. Granite architecture is a combination of real-time device data collection as well as distributed and aggregated data process and analytics. At the device level, Granite captures real-time data from our power systems’ ECU, controllers and balance of plant at sub-second intervals—far faster than typical SCADA systems—and uses advanced analytics to enable predictive diagnostics, dynamic site-level optimization and adaptive maintenance scheduling. Granite also allows remote 24/7 monitoring and centralized control from our network operations centers (“NOCs”), supporting thousands of assets and enabling market interactive peak shaving and grid services at distributed or aggregate levels. In addition, by comparing performance across power system units, sites and fleets, Granite identifies operational patterns and anomalies, supporting maximum uptime and efficiency across all systems while at the same time reducing operating costs. Generators procured outside of our ERock Platform do not come with Granite embedded in their systems.

Our Services

We offer a fully integrated suite of services through our ERock Platform that supports rapid deployment, reliable operation and maximizing value from distributed power assets. Our offering spans comprehensive design, ESI project delivery, O&M, advanced asset management, white label programs and flexible financing and contract support—making us an end-to-end partner for resilient, scalable and cost-effective power solutions.

ESI Services. We provide a turnkey solution for the design, delivery and installation of distributed power and resiliency projects.

O&M Services. Our O&M services are designed to ensure maximum reliability, uptime and performance for every installed power system.

Asset Management. We provide comprehensive monetization services, acting as advisor or agent for owners of our deployed power systems of 724 MW, to optimize grid revenues through electricity and natural gas market participation, hedging and dispatch strategies.

White Label Program Services. We partner with utilities, such as Entergy, to design and execute white label resiliency programs, enabling them to offer branded reliability solutions.

Financing and Contract Support Services. To facilitate project development, we offer robust financing and contract support, coordinating and arranging project financing and providing guidance on contract structuring and risk management.

Policy Advocacy and External Affairs. Our team of policy experts actively monitors and shapes policy at the local, state and federal level to support current and prospective customers’ use of natural gas onsite generation in their overall energy strategy.

Our Business Model

We generate revenue through a combination of power system sales and services, which allows us to realize revenue from equipment sales, site buildout, installations and commissioning and recurring revenue from O&M and asset management services post-commissioning.

Power System Sales Revenues. We generate revenue from selling our natural gas power systems to customers inclusive of the design and ESI of turnkey power system solutions, and we report these revenues as product revenues and installation services revenues. Power system sales product revenues consist of product sales of generators and related equipment to produce our power systems. Power system sales installation services revenues consist of ESI services to design, construct, install and commission our power systems. Customers enter into ESI contracts to purchase our power systems, and these contracts also typically cover design and ESI services of such power systems. Our ESI agreements are generally structured such that customers pay a percentage of the contract price at execution, additional percentages upon the achievement of specified milestones, such as equipment delivery and installation, and the remaining balance upon successful completion of testing and commissioning.

Ongoing Services Revenues. After installation and commissioning, we enter into long-term service agreements for O&M and asset management services. Our typical services contracts range from 5 to 15 years and include both preventative and corrective services. These contracts typically include remote monitoring, preventive maintenance, rapid response and warranty support. Asset management contracts may also cover dispatch optimization, market participation and regulatory compliance. Recurring service fees are billed monthly for the duration of the contract and include a fixed service fee and, in some cases, a fee based on the financial performance of the power systems, with additional amounts payable on a per-work-order basis. The weighted average term of our O&M and asset management services agreements is approximately 10 years. To date, none of our customers have terminated or failed to renew our O&M or asset-management services.

Our Customers and Markets

We serve customers across the United States, with a proven track record in data centers, utilities and C&I sectors. Our geographic footprint spans nine states and four major RTOs, with approximately 1,000 MW in deployed operating assets with an estimated current replacement value of approximately $1.4 billion. Our proprietary generator and software technology platform is trusted by leading enterprises and utilities to deliver reliable, dispatchable, and cost-effective power across a rapidly expanding footprint.

Our Key Highlights of Deployed Assets and Contracted Power System Sales Backlog

Our first distributed power system was commissioned in 2011 and since then our operations have grown to approximately 400 operational sites, with approximately 1,000 MW deployed operating power systems, approximately $1.4 billion in deployed operating assets and approximately $1.2 billion in Contracted Power System Sales Backlog as of December 31, 2025 representing approximately 3x faster growth than the market from 2024 to 2025.

Our Primary End Markets

C&I

- Dispatchable capacity for **grid stability**
- Turnkey, **end-to-end solution**
- **Cost-effective** resiliency

Data Centers & AI

- Our behind-the-meter solutions meet **‘bring-your-own-generation’** requirements without burdening the grid
- **Faster time-to-power**
- **Lowest total cost of ownership**

Utility

- **Reliable backup** power
- **Cost savings** from optimization (grid services)
- Attract new load customers **without burdening the grid**
- Help **minimize ratepayer impact**

Data Centers (Speed-to-Power). We partner with hyperscale and “colocation” data centers, providing rapid deployment of scalable, utility-grade backup and bridge power solutions. Our technology enables data centers to accelerate site commissioning, meet stringent reliability, sound and emissions requirements while supporting AI-driven load growth. We can provide power generation solutions for data center customers that enables fast-track data center construction and operation with prime power, ability to accelerate access to grid interconnection, prescribed flexibility and revenue generating grid services, and supports 24/7 reliable operations—all from a single generator technology platform, our ERock Platform, across the lifecycle of a data center buildout and operation.

Utilities (Grid Stability and Cost-Effective Capacity Expansion). Utilities leverage our distributed power generation assets to address rate pressure, grid stability, reliability and emergency backup, and capacity constraints and demand response. Our power systems offer dispatchable, cost-effective capacity that helps utilities avoid costly infrastructure upgrades and respond to regulatory demands for cleaner, more resilient power and supports overall grid stability during peak demand or scarcity events. We also have proven partnerships with major utilities in storm-prone and high-growth regions. We offer our solutions through turnkey system sales, in which we design, deploy and operate our power systems as fully integrated, customer-ready offerings, under white-label arrangements that allow our customers (e.g., a utility) to present these systems as part of their own branded energy solutions. We also enter into capacity offtake agreements that are structured to reflect the high availability and performance of our aggregated portfolio of distributed generation assets. In addition, our longstanding relationships with utilities help large loads navigate the interconnection process and meet the technical and contractual requirements necessary to secure flexible conditional firm interconnections, creating a meaningful speed-to-power pathway for rapid deployment and earlier access to reliable capacity.

Commercial and Industrial (Resilience). C&I customers—including retailers, manufacturers, healthcare providers, logistics companies and government entities—rely on us for resilient backup power and operational continuity as well as cost savings from grid services like peak demand reduction. Our power system solutions help protect critical infrastructure and enterprise operations from power outages and other grid disturbances, reduce emissions and support sustainability goals compared to traditional resilience solutions, such as diesel.

Our Competitive Strengths

We believe the following characteristics differentiate us from our peers and uniquely position us to execute on our strategy to create value for our stakeholders:

Reliable, Fast-Response Generator Technology. Our patented natural gas generator technology achieves diesel-equivalent transient performance response requirements, which is a critical capability for data centers that experience highly dynamic electrical loads. These facilities routinely see rapid fluctuations in power demand within milliseconds due to workload spikes, server startups and cooling system adjustments. Modern data centers, particularly large, high-density facilities supporting AI training, cloud computing and other high-performance workloads, and next-generation semiconductor chips such as AI accelerators, GPUs and custom silicon are placing growing demands on electrical power systems. These environments draw enormous and highly variable amounts of electricity and are far more sensitive to power quality than prior generations of computing infrastructure. Even very brief frequency deviations, voltage dips, or other grid disturbances can cause system instability, performance degradation, or costly downtime. As a result, these facilities increasingly require the ability to maintain continuous operation during short-duration grid disturbances, supported by fast, on-site frequency control and power stabilization capabilities. Strong transient response enables stable voltage and frequency during these sudden changes and supports seamless transitions between grid power, on-site generation and battery storage systems, helping to prevent equipment malfunctions, data corruption and costly downtime. Our natural gas generators also offer meaningful reliability advantages over diesel-based solutions, which depend on continuous fuel deliveries that can be disrupted by severe weather, transportation constraints or supply-chain interruptions. By contrast, our power systems operate on natural gas delivered through a resilient underground natural gas infrastructure, which reduces the operational risks associated with refueling. We believe that the combination of diesel-equivalent transient performance and a reliable fuel supply positions our power systems to meet the demanding requirements of mission-critical data center operations.

Comprehensive Partner for Reliable Power Solutions. We serve as a comprehensive partner for reliable, resilient and rapidly deployable distributed power solutions. Through our vertically integrated ERock Platform, we provide turnkey, cost-effective solutions that supplement and optimize traditional grid power and infrastructure. Our platform encompasses the entire asset lifecycle—from design, initial site development, interconnection and permitting to engineering, procurement, construction, commissioning, operations, maintenance and asset management—under a single, coordinated delivery model that reduces complexity and streamlines execution for our customers. Unlike the fragmented offerings of our competitors, our ERock Platform integrates our ESI, O&M and asset-management services capabilities with our deep development, operational and market domain expertise in multi-purpose, distributed power systems to deliver our patented natural gas generator power systems engineered for 99.999% reliability. This comprehensive proficiency allows us to deliver value to our customers from inception of a project through the useful life of the asset. By leveraging our deep engineering and construction expertise, we are able to design, assemble and rapidly integrate our distributed power systems tailored to customer needs at scale. Once commissioned, our in-house market operations specialists and software-enabled asset management services allow customers to leverage the multi-purpose design of our power systems—backup, bridge and grid services—to monetize their distributed assets through grid services, demand response and market participation, supporting customers to maximize asset value and reduce total cost of ownership. Our ERock Platform is reinforced by our extensive field-services expertise, built over a decade of operating at hundreds of sites, and proprietary, purpose-built Granite software that captures extensive real-time telemetry and operational performance data, enabling predictive analytics, dynamic maintenance scheduling and system optimization. Whether deployed for bridge, dispatchable or backup power applications, our ERock Platform’s comprehensive capabilities uniquely position us to deliver accelerated time-to-power and firm resiliency solutions.

Highly Differentiated, Proprietary Power System Serving Multiple Use Cases. Our highly differentiated, proprietary natural gas power systems are engineered to serve multiple mission-critical use cases through a single integrated power system. Leveraging our quick-response, patented generator technology and modular, emissions-advantaged design, our power systems provide cost-effective, resilient and turnkey solutions for bridge, dispatchable and backup power applications. As bridge power, our power systems enable the rapid deployment of reliable capacity that arrives with customer load demand and mitigates delays associated with long-lead grid capacity upgrades. As dispatchable capacity, our power systems function as on-demand, fast-response resources that support grid stability and help large energy users balance load demand and participate in market-driven dispatch strategies. As backup power, our power systems deliver highly reliable continuity for mission-critical operations during grid disruptions or extreme weather events such as extreme temperatures, earthquakes, hurricanes, typhoons, derechos, wildfires and flash floods. Our power systems come integrated with our purpose-built Granite platform, which enables real-time monitoring, predictive diagnostics and dynamic asset optimization. With advanced data analytics, sub-second data collection and fleet-wide benchmarking, Granite supports preventive maintenance, remote dispatch and market participation, supporting operational efficiency and maximizing asset value. Our power systems multi-use capability, combined with best-in-class emissions, a compact footprint and a standardized, scalable packaging architecture, represents a unique customer value proposition, offering superior performance, rapid deployment and compliance with the most stringent standards.

Engineered for Rapid Deployment and Scale. Our patented natural gas generator technology is engineered for rapid installation, serviceability and ultra-low local emissions in compliance with CARB-DG. Our CARB ultra-clean emissions package reduces key pollutants (NMHC, NOx, CO) by approximately 95%+ relative to diesel. The compact footprint and modular design of our pre-integrated RockBlock systems enable rapid deployment and easy siting, while oversized cooling systems and extensive telemetry support optimal performance and compliance with the most stringent operating standards, which supports an accelerated permitting process and community acceptance. Our ability to construct modular strings of back-to-back generators, each with a smaller individual footprint than comparable natural gas reciprocating generators, allows us to achieve systems with approximately half the footprint of comparable natural gas reciprocating generator systems. The standardization of our RockBlock fleet further allows us to deliver reliable, cost-effective power solutions at scale as it simplifies maintenance by enabling uniform service procedures, interchangeable parts and consolidated training programs, which lowers downtime and improves reliability, allows us to optimize performance monitoring and implement uniform operational protocols, resulting in higher utilization and reduced variability in output, and provides economies of scale in procurement and inventory management, while accelerating deployment timelines for new projects by reducing variability and complexity. We believe our power systems are well positioned to enable our customers to deploy reliable, dispatchable utility-grade power at scale faster than our competitors.

Significant Track Record and Feedback Loop Supporting Continuous Improvement. Our experience across approximately 400 sites representing approximately 1,000 MW of commissioned capacity over 15 years of operations provides us with a uniquely robust data foundation supporting continuous improvement of our technology and processes. This scale of real-world operating experience—built over 1.9+ million runtime hours across our entire fleet and reflected in our long-standing field services and engineering capabilities—enables us to optimize power system performance and enhance our core services for all of our customers. As a vertically integrated provider, we capture operational learnings across the entire lifecycle of all of our power systems, allowing us to systematically feed customer, field and operational performance data back into our design, engineering, assembly, commissioning, O&M and asset management processes. This closed-loop feedback mechanism supports measurable gains in enhancing our product offerings, services and assembly performance and enables us to leverage the insights gained from across our entire fleet to deliver more to our customers and stakeholders.

Embedded Relationships with Utilities, ISOs and Policy Makers. We have built deep, long-standing relationships with leading utilities, ISOs and policymakers across the United States—partnerships founded on trust, proven performance and a track record of delivering value in mission-critical applications. In several cases, these relationships have resulted in proprietary offtake and commercial arrangements with utilities such as Entergy and CPS Energy, as well as other potential arrangements that are under development. These arrangements involve bespoke, utility-specific carve-outs and structures that are not available on a generalized tariff basis and are not broadly accessible to other market participants, reflecting a high degree of confidence in our capabilities and operating model. These relationships enable us to execute effectively because the utilities, ISOs and policy makers know us, rely on our expertise and work closely with us to address their most pressing challenges. We also actively help create new markets for utilities by opening opportunities in both regulated and deregulated jurisdictions while securing attractive economics for our customers. Our positioning also facilitates faster interconnections and tailored solutions for our customers, whether the objective is to increase available capacity, support grid resilience initiatives or improve outcomes within existing utility and ISO frameworks. By serving as a trusted intermediary between companies and utilities and ISOs, we align interests, help solve complex problems and unlock new business opportunities, including from utility-sponsored projects and direct referrals from utilities that view us as a reliable partner with demonstrated ability to deliver differentiated solutions.

Asset-Light Business Model Supports Balance Sheet. Our asset-light business model enables us to scale efficiently while supporting a strong and flexible balance sheet. Because we do not lease or own the power systems we deploy—and instead sell those systems to customers, including third-party investors—the assets do not reside on our balance sheet and are typically financed through customer or investor payments, allowing us to recycle capital rapidly and avoid the capital-intensive burden typical of traditional infrastructure models. As a result, we require significantly lower capital expenditure than our peers and do not expect to require external capital to support our growth for the foreseeable future. In addition, because we provide comprehensive O&M and asset-management services through the ERock Platform, each power system we deploy has the potential to become an additional source of ongoing services revenue with limited incremental cost or capital. This business model avoids idle-asset risk, creates meaningful operating leverage as every additional MW we install can expand our service base and enables us to grow while preserving both capital efficiency and balance-sheet strength.

Long-term Contracted Services and O&M Revenue from a Growing Installed Base. With approximately 1,000 MW of installed capacity today, we have built a portfolio of long-term O&M and asset management services contracts, which we expect to grow over time as we continue to deploy our integrated power systems. These services contracts typically have a term of 5 to 15 years, and today our portfolio of services contracts have a weighted average remaining contract tenor of approximately 10 years and a historical customer renewal rate of 100%. As such, our services contracts represent a recurring, high-margin revenue stream that provides multi-year revenue visibility and supports predictable cashflow generation. Our O&M and asset management services offerings are designed to enhance the economics, efficiency, reliability and useful life of customer-owned generating units through advanced O&M, asset management and technology-enabled performance optimization. These capabilities reduce outage duration, improve system availability and increase energy output, while lowering lifecycle operating costs. Long-term services agreements are key elements of our business model and support the continued adoption and expansion of our ERock Platform. As our installed base continues to grow, we expect our ongoing services revenue to grow.

Seasoned Leadership Team with Multi-Decade, Cross-Functional Experience. Our management team brings over 150 years of combined experience across energy, technology, software, trading, risk management and industrial operations, including major roles at global energy companies, technology firms and infrastructure providers. This leadership is complemented by a workforce with deep cross-functional expertise in engineering, procurement, construction, operations, maintenance, asset management, market operations and customer support, supporting successful execution of complex, large-scale power projects.

Our Business Strategies

We intend to achieve our primary business objective of creating value for our stockholders through the following business strategies:

Execute on Contracted Power System Sales Backlog. Our near- and medium-term revenue is substantially dependent on the disciplined execution of our approximately $1.2 billion of Contracted Power System Sales Backlog as of December 31, 2025, which is expected to support multi-year growth across power system sales revenues and ongoing O&M and asset management services revenues. This backlog reflects signed customer commitments with defined delivery schedules and represents a substantial pipeline of contracted revenue that we expect to convert into revenues over multiple years. We are focused on executing this backlog on time, on budget and at scale, leveraging our vertically integrated ERock Platform, scalable assembly operations and capital-light business model. Our standardized, modular system design, multi-sourced supply chain and expanding assembly capacity at our Titan and Hyperion facilities are specifically aligned to support high-volume deployment without requiring significant incremental capital investment. We believe we are well positioned to convert our Contracted Power System Sales Backlog into deployed MW efficiently while maintaining quality, margins and reliability for customers with mission-critical power needs.

Expand Partner Network. We are expanding our partnerships with leading data center operators, energy service providers, engineering firms, consultants, and power infrastructure manufacturers to support our customers’ need for rapid growth and resilient, scalable and clean power. Our solutions enable speed-to-power, emissions compliance and operational continuity for the most demanding digital infrastructure clients. Additionally, independent system operators and vertically integrated utilities are stipulating load flexibility as a means to accelerate interconnection to the grid, which we can provide without affecting the workloads by dispatching onsite generation. Coupled with bridge and backup power, we can provide a complete onsite power solution that achieves speed-to-power years earlier than current practice.

Scale Utility Flexibility Market. We are growing our presence with utilities seeking cost-effective, dispatchable capacity to address rate pressure, grid reliability and regulatory requirements. Our distributed power generation assets provide utilities with lower cost, dispatchable and low-emission alternatives to traditional infrastructure, supporting grid stability and customer resiliency. Fast dispatching generating capacity without duration limitations can support resource adequacy requirements, and when co-located with load or at renewable plant interconnections we can achieve lower costs and faster deployment than traditional options since no interconnection study is needed.

Continue to Expand C&I Core. We are seeking to broaden our C&I customer base and grow within existing customers, delivering resilient backup and bridge power solutions for critical infrastructure, retail, manufacturing and logistics. The aging grid, increasing loads and operational impacts of power outages has resulted in increased market interest in our proven natural gas backup power managed solution. We are targeting large multi-site customers who are adopting new strategies to address these risks across their enterprise. We derive a substantial portion of our revenue and Contracted Power System Sales Backlog from a limited number of customers. For the year ended December 31, 2025, three customers accounted for 18%, 16%, and 14%, respectively, of our revenue. For the year ended December 31, 2024, three customers accounted for 19%, 17%, and 17%, respectively, of our revenue.

Diversify Assembly and Supply; Expand Capacity. Historically, we utilized a third party to assemble our power systems. In 2025, we began assembling our power systems internally at our Titan facility, and we are seeking to further increase our assembly capacity in the second half of 2026 with the development of our

Hyperion facility. We are investing in new assembly capacity and diversifying our supply chain to support growth, expand margins and enhance product availability. Because we control the design, engineering and certification of our power systems, we are working to incorporate field experience into the engineering of our products to improve reliability and lower cost by optimizing the components used in our generator. These optimizations can enhance product performance, reduce component and manufacturing costs, improve ease of assembly and lower the potential for rework incidents. As we seek to scale our manufacturing capacity, we intend to further diversify our supplier base and transition additional high-margin components to in-house assembly to improve supply-chain certainty and reduce cost.

Enhance Core Technology to Deliver More. We are committed to the continued innovation of our generator and power systems platform. Building on the success of our RockBlock systems, we are seeking to enhance our core capabilities and address emerging applications and by integrating advanced technologies such as storage and turbines to enhance our platform’s flexibility and address a broader range of customer needs as our target markets mature. As part of these efforts, we expect to continue to increase the prime power rating of our current generator platform based on data gathered from assembly operations, supporting an increase in power density at customer sites. We are also pursuing improvements to simplify and extend the intervals between preventative maintenance activities, and, by leveraging Granite, we are seeking to move away from fixed, hour-based maintenance schedules to variable maintenance intervals based on actual usage patterns.

Deepen Integration with Renewables. We are seeking to further incorporate renewable power capabilities with our power systems. Integrating our power systems with renewable energy generation and storage systems could enhance the speed at which our power systems could be deployed because existing interconnection can be used to bypass interconnection queues, further strengthening our speed-to-power solution. Combining our power systems with renewable energy generation and storage systems can also enable customers to potentially maximize their use of renewable power by prioritizing the output of renewables when available and then leveraging the dispatch capabilities during periods when renewable sources are unavailable or producing less, which supports grid reliability while reducing emissions. Battery energy storage systems can complement this strategy by providing additional dispatch capability, supporting stable and efficient delivery of power.

Expand Granite Software Ecosystem and O&M and Asset Management Services. We are investing in the continued development of our Granite software platform, which provides real-time monitoring, high-resolution data collection and analytics that support predictive diagnostics and dynamic asset optimization. These capabilities directly enable and enhance the delivery of our O&M and asset management services. Granite collects and analyzes far more data points than typical monitoring systems, allowing it to more quickly detect short-term performance variability. With Granite, ERock can observe long-term operational trends and unit-to-unit outliers across a site or fleet, which supports a predictive maintenance program, thereby reducing unplanned outages and lowering lifecycle costs. By utilizing Granite to more effectively deliver our O&M and asset-management services to third-party asset owners, we aim to create long-term recurring revenue streams that grow alongside our installed base as well as enhance customer value through greater operational efficiency and improved asset performance.

Organizational Structure

We currently conduct our business through ER Holdings and its subsidiaries.

UP-C Structure

Prior to the completion of this offering, we intend to undertake certain transactions as part of a reorganization (the “Reorganization”) described under “Organizational Structure” below. Immediately following the Reorganization and this offering, we will be a holding company, and our sole material asset will be Class A Units in ER Holdings, which we will hold either directly or indirectly through one or more wholly owned subsidiaries. We (or one of our wholly owned subsidiaries) will be the sole managing member of ER Holdings and, in that capacity, will operate and control all of ER Holdings’ business and affairs, and, through ER Holdings and its subsidiaries, will conduct our business. As a result, the consolidated financial statements of ERock will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical financial statements of ER Holdings. We will consolidate ER Holdings on our consolidated financial statements and record a non-controlling interest related to the Class B Units in ER Holdings on our consolidated balance sheet and statement of income.

Our organizational structure is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies that are undertaking an initial public offering. The UP-C structure provides the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders with the potential income tax advantages associated with owning interests in an entity classified as a partnership for U.S. federal income tax purposes. One of the tax benefits to the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders associated with our UP-C structure is that future taxable income of ER Holdings that is allocated to the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders will be taxed on a flow-through basis and therefore will not be subject to entity-level U.S. federal income taxes at ER Holdings. Additionally, because the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders may cause their membership interests in ER Holdings to be redeemed by ER Holdings (or, at our option, directly exchanged by ERock) for, at our election, either cash or newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications), the UP-C structure also provides the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See the section entitled “Risk Factors—Risks Related to Our Corporate Structure, Our Class A Common Stock and this Offering” for additional information on our organizational structure, including the Tax Receivable Agreement.

Tax Receivable Agreement

In connection with this offering, we will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) for the benefit of certain Continuing Equity Unitholders, Continuing Profits Interest Unitholders and Blocked Unitholders (the “TRA Beneficiaries”), including Energy Impact Fund (FT-B) LP and Energy Impact Fund (FT-D) LP. Pursuant to the Tax Receivable Agreement, we will pay 85% of the amount of the net cash tax savings, if any, that we are deemed to realize as a result of (i) certain increases in, or adjustments to, the tax basis of assets of ER Holdings and its subsidiaries resulting from exchanges of ER Holdings membership interests in the future, (ii) certain tax attributes available to us as a result of the Reorganization, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. Generally, payments under the Tax Receivable Agreement will be made to the TRA Beneficiaries based on the tax assets, including basis step-ups and certain other tax assets, delivered by those TRA Beneficiaries in connection with the IPO and in the future. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with the TRA Beneficiaries that would otherwise have been available to ERock for other uses, including reinvestment or dividends to holders of our Class A common stock.

The amount payable under the Tax Receivable Agreement generally will be based on an annual calculation of the reduction in our U.S. federal, state, local and non-U.S. taxes resulting from the use of certain pre-IPO tax attributes in the Blocker Companies and tax benefits resulting from sales and exchanges by the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders. We expect that the payments that we may be required to make under the Tax Receivable Agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with the federal, state, local and non-U.S. tax benefits described above would be approximately     $ million through 20 . Under

such scenario we would be required to pay the TRA Beneficiaries  % of such amount, or     $ million through 20 . See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Tax Receivable Agreement.”

The following diagram reflects our simplified organizational structure immediately prior to the consummation of the Reorganization.

The diagram below depicts our organizational structure following the completion of the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

(1)	At the closing of this offering, ERock will own Class A Units of ER Holdings.
(2)

Each share of Class A common stock of ERock will be entitled to one vote and will vote together with the Class B common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. See “Description of Capital Stock—Common Stock—Class A Common Stock.”

(3)

Each share of Class B common stock is entitled to one vote and will vote together with the Class A common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. The Class B common stock will have no economic rights in ERock. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Our Sponsor

Energy Impact Partners LP (our “Sponsor”) is an energy-focused investment firm that invests across venture, growth, and credit strategies. Our Sponsor’s investor base includes utilities, energy companies and industrial partners. Our sponsor seeks to support portfolio companies in the development and commercialization of energy technologies.

Our Sponsor formed Energy Impact Fund (FT-B) LP and Energy Impact Fund (FT-D) LP (collectively, “Energy Impact Fund”) in February 2017 for the principal purpose of indirectly holding equity interests in ER Holdings. Upon completion of this offering, Energy Impact Fund will beneficially own shares of our Class A common stock and     shares of our Class B common stock, representing approximately   % of our total common stock outstanding, and accordingly, it will control   % of the voting power of our common stock with respect to director elections.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.235 billion in annual revenue, have more than $700.0 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks related to our Corporate Structure, our Class A Common Stock and this Offering—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”

The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. We intend to take advantage of all the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Corporate Information

Our principal executive offices are located at 1113 Vine Street, Suite 101, Houston, Texas 77002. Our website address is www.enchantedrock.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Summary of Our Risk Factors

An investment in our Class A common stock involves risks. Among these important risks are the following:

•

Our business depends on demand for distributed energy generation in the United States, which is an emerging and rapidly evolving market. The development of this market, and demand for our power system solutions from data center, utility, C&I, healthcare and retail end markets, is uncertain and may not proceed as we expect. If distributed energy generation or our power system solutions do not achieve widespread acceptance or demand is lower than anticipated, our business, prospects, financial condition and results of operations could be materially and adversely affected.

•	Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

•	We have incurred significant losses in the past and we may not be able to achieve or sustain profitability in the future.

•

We may not recognize all revenues from our Contracted Power System Sales Backlog or receive all payments anticipated from our Annualized Recurring Service Revenue. If we do not receive all of the revenue we currently expect to receive, our business, prospects, financial condition and results of operations could be materially and adversely affected.

•

Our business is subject to risks that may arise in the course of completing installations, including those associated with construction, utility interconnection, fuel supply, cost overruns and delays. Because our financial condition, results of operations and reputation depend on the timely installation of our power systems, failures or delays in completing installations on a regular and timely basis could materially and adversely affect our business.

•

We derive a substantial portion of our revenue and Contracted Power System Sales Backlog from a limited number of customers. The loss of, or events affecting, one of our major customers could reduce our power system sales and have a material adverse effect on our business, financial condition, results of operations and key operating metrics.

•	We face significant competition and many of our competitors are larger and have more resources.

•	Our business involves many hazards and operational risks, some of which may not be fully covered by insurance, customer indemnifications or other liability protections. The occurrence of a significant accident or other event that is not fully covered by insurance, customer indemnifications or other liability protections could curtail our operations and have a material adverse effect on our business, financial condition and results of operations.

•

A significant portion of our revenue is derived from operations in Texas and California, making us vulnerable to risks associated with geographic concentration generally and Texas and California specifically, including supply and demand factors, regulatory changes and severe weather impacts that could have a material adverse effect on our business.

•	Our power systems have significant upfront costs, and, for some customers, they need to attract investors to help them finance purchases.

•

Monetization of our power systems can be affected by interconnection requirements, independent system operator requirements and utility tariff requirements that are each subject to change. Accordingly, our customers may not receive any benefit from exporting excess electricity or natural gas capacity back to the grid, or from displacing their own load during peak periods, which could adversely affect demand for our power systems.

•

Our future success depends in part on our ability to maintain and increase assembly capacity for our power systems, and we may not be able to do so in a timely or cost-effective manner. Our limited history of assembling our power systems internally makes it difficult to evaluate our future prospects and the challenges we may encounter.

•	Any significant disruption to the operations at our assembly facilities could delay the assembly of our power systems, which would harm our business and results of operations.

•

The failure of our third-party suppliers to deliver the necessary components or materials of our power systems in a timely manner and to the required specifications could prevent us from delivering our power system solutions within required timeframes and could cause installation delays, cancellations, penalty payments and damage to our reputation.

•	Possible new trade tariffs could have a material adverse effect on our business.

•	We are subject to laws and regulations that could impose substantial costs upon us and cause delays in the delivery and installation of our power systems.

•	Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

•

Our patent applications may not result in issued patents, and our issued patents may be successfully challenged in litigation or post-grant proceedings, either of which may have a material adverse effect on our ability to prevent others from commercially exploiting power system solutions similar to ours.

•

We may need to defend ourselves against claims that we infringed, misappropriated or otherwise violated the intellectual property rights of others, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate.

•

We identified material weaknesses in our internal control over financial reporting, and, if not remediated effectively, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could result in loss of investor confidence in the accuracy and completeness of our financial reports and materially adversely affect our results of operations and stock price.

•	Operational disruptions in our areas of operation from weather, natural disasters, terrorism or other similar causes could impact our business, financial condition and results of operations.

•

We may be subject to disruptions or failures in information technology systems and network infrastructures that could have a material adverse effect on our business, financial condition and results of operations.

•

Conflicts of interest could arise in the future between us, on the one hand, and our Sponsor and entities owned by or affiliated with it (including Energy Impact Fund), on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities.

•	A significant reduction by our Sponsor of its ownership interest in us or our Sponsor’s ownership interest in Energy Impact Fund could materially and adversely affect us.

•	The Class M Units in ER Holdings will cause increasing dilution to holders of Class A common stock and holders of Class B Units, pro rata, if our business appreciates in value.

•	We will depend on distributions from ER Holdings to pay any taxes and other expenses, including payments under the Tax Receivable Agreement.

•

We are required to pay to the TRA Beneficiaries 85% of the tax benefits we receive from tax basis step-ups (and certain other tax assets) attributable to our acquisition of Legacy ER Holdings Units in connection with the IPO and in the future, and the amount of those payments is expected to be substantial.

•

The application of certain valuation assumptions under the Tax Receivable Agreement in the case of certain changes of control or other events may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

•

In certain circumstances, cash and other assets retained by ERock may disproportionately benefit the Continuing Equity Unitholders and Continuing Profits Interest Unitholders relative to holders of our Class A common stock.

•

If ER Holdings is or were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and ER Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 35 and the other information in this prospectus before investing in our Class A common stock.

THE OFFERING

Issuer	ERock, Inc.

Class A common stock offered by us	shares of Class A common stock (or shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Underwriters’ option to purchase additional shares of Class A common stock from us	shares of Class A common stock.

Class A common stock outstanding immediately after this offering

   shares of Class A common stock (or    shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Following the consummation of this offering,   shares of our Class A common stock will be owned by the Blocked Unitholders and   shares of our Class A common stock will be owned by public stockholders purchasing shares in this offering (or   shares and shares, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming a price per share of $   , the midpoint of the range set forth on the cover page of this prospectus.

Class B common stock outstanding immediately after this offering

   shares of Class B common stock. Class B common stock will be issued to holders of Class B Units of ER Holdings.   shares of our Class B common stock and corresponding Class B Units will be owned by the Continuing Equity Unitholders.

Voting power of Class A common stock immediately after this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power of Class B common stock immediately after this offering

  % (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Upon completion of this offering, the Continuing Equity Unitholders will initially own   shares of Class B common stock, representing   % of the voting power of ERock, Inc.

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock will entitle the holder to one vote.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. See “Description of Capital Stock.” When a Class B stockholder exchanges Class B Units of ER Holdings for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic cancellation of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders. See “Description of Capital Stock—Common Stock.”

Use of proceeds

We expect to receive approximately $   of net proceeds from this offering (or $   if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), based upon the assumed initial public offering price of $   per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. See “Underwriting.”

We intend to use $   of the net proceeds of this offering to purchase    Class A Units from ER Holdings at a per interest purchase price equal to the per share price paid by the underwriters for our Class A common stock in this offering. We intend to cause ER Holdings to use the net proceeds of such purchase to repay approximately $   of the outstanding indebtedness under the 2025 Term Loan and $   of the outstanding indebtedness under the 2025 Convertible Notes, unless otherwise converted into equity pursuant to the terms thereof.

We intend to use approximately (i) $   , or approximately $   if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to purchase Class B Units from certain Continuing Equity Unitholders and Class M Units from certain Continuing Profits Interest Unitholders, at a per unit price equal to the per share price paid by the underwriters for our Class A common stock in this offering and (ii) approximately $   , or approximately $   if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds to pay the cash consideration to Blocked Unitholders in connection with the Blocker Mergers. Accordingly, we will not retain any of this portion of the proceeds.

We intend to cause ER Holdings to use the remaining net proceeds for general corporate purposes, which may include deployment and manufacturing capacity, furthering commercialization of our power systems and expanding our product and services offerings.

Please see “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends, restrictions in our existing and any future debt agreements and other factors our board of directors may deem relevant. See “Dividend Policy.”

Redemption Right

The Enchanted Rock Holdings, LLC Agreement will entitle the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders to cause ER Holdings to acquire Class B Units (and Class B Units converted from Class M Units), along with, in the case of the Continuing Equity Unitholders, the cancellation of an equal number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis or, at our election, for cash. Where applicable, when a Class B Unit is redeemed for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be canceled. We have reserved for issuance shares of our Class A common stock, which is the aggregate number of shares of our Class A common stock expected to be issued over time upon the redemption by the holders of Class B Units, assuming we do not elect to redeem such Class B Units for cash.

Enchanted Rock Holdings, LLC Agreement

Upon completion of the Reorganization, ERock (or one of its wholly owned subsidiaries) will become the sole managing member of ER Holdings pursuant to the Enchanted Rock Holdings, LLC Agreement. As such, ERock will operate and control all of the business and affairs of ER Holdings and, through ER Holdings and its subsidiaries, conduct our business.

See “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Limited Liability Company Agreement.”

Tax Receivable Agreement

ERock and ER Holdings will enter into the Tax Receivable Agreement for the benefit of the TRA Beneficiaries, pursuant to which ERock will pay 85% of the amount of the net cash tax savings, if any, that ERock is deemed to realize as a result of (i) certain increases in the tax basis of assets of ER Holdings and its subsidiaries resulting from exchanges of ER Holdings Class B Units in the future, (ii) certain tax attributes available to us as a result of the Reorganization and (iii) certain other tax benefits related to ERock entering into the Tax Receivable Agreement, including tax benefits attributable to payments that ERock makes under the Tax Receivable Agreement. We expect that the payments that we may be required to make under the Tax Receivable Agreement may be substantial. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with ER Holdings and the TRA Beneficiaries that would otherwise have been available for other uses, including reinvestment or dividends to holders of our Class A common stock. See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Tax Receivable Agreement.”

Risk factors

You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 35, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.

Listing and trading symbol	We intend to apply to list our Class A common stock on under the symbol “ .”

Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:

•	shares of Class A common stock reserved for issuance upon the exchange of Class B Units that will be held by Class B stockholders following the completion of this offering;

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares from us;

•	shares of Class A common stock reserved for issuance under our 2026 Plan, which we plan to adopt in connection with this offering, including:

•

    shares underlying equity awards with an aggregate grant date fair value of approximately $    million that we intend to grant to certain independent directors and employees, including members of our management team, in connection with this offering, which, at the initial public offering price of $    per share, would be comprised of approximately     shares of Class A common stock underlying restricted stock units and approximately stock     options, which restricted stock units will vest     and which stock options will have an exercise price per share equal to the public offering price in this offering; and

•	additional shares of Class A common stock to be reserved for future issuance of awards under the 2026 Plan; and

•	shares of Class A common stock reserved for issuance under our 2026 ESPP, which we plan to adopt in connection with this offering.

Unless otherwise indicated in this prospectus, all information in this prospectus assumes the completion of the Reorganization and that shares of our Class A common stock will be sold in this offering at an initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND OPERATIONAL MEASURES

The following tables set forth the summary historical consolidated financial data and operational measures of ER Holdings for the periods and as of the dates presented. ER Holdings is considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering. The summary historical consolidated financial data as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data and operational measures presented below is not indicative of the results to be expected for any future period.

The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary historical consolidated financial data included in this section is not intended to replace the financial statements and is qualified in its entirety by our financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2025	2024
Consolidated Statements of Operations
Power system sales product revenues	$90,138	$53,976
Power system sales installation services revenues	47,810	38,363

Power system sales revenues	137,948	92,339
Ongoing services revenues	45,197	36,151

Total revenues	183,145	128,490

Cost of power system sales product revenues, excluding depreciation and amortization	75,754	50,748
Cost of power system sales installation services revenues, excluding depreciation and amortization	32,083	29,742

Cost of power system sales revenues, excluding depreciation and amortization	107,837	80,490
Cost of ongoing services revenues, excluding depreciation and amortization	37,314	30,790

Total cost of revenues, excluding depreciation and amortization	145,151	111,280

General and administrative expenses	68,741	57,887
Depreciation and amortization expense	3,993	1,859

Loss from operations	(34,740)	(42,536)
Interest expense	(755)	(14,331)
Loss on debt extinguishment	(24,182)	—
Other income, net	1,067	99

Loss before income taxes	(58,610)	(56,768)
Income tax expense	(420)	(158)

Net loss	(59,030)	(56,926)
Deemed dividends related to Series A preferred units	(3,110)	(2,880)

Net loss attributable to common units	$(62,140)	$(59,806)

Other Financial Data:
Net loss margin	(32.2)%	(44.3)%
Adjusted EBITDA	$(22,646)	$(34,912)
Adjusted EBITDA margin	(12.4)%	(27.2)%

	December 31,
	2025	2024
	(in thousands)
Balance Sheets Data:
Property and equipment, net	$27,545	$26,781

Total assets	$257,896	$207,684

Notes payable (includes current portion)	$60,028	$70,772

Total liabilities	$323,323	$224,421

	Years Ended December 31,
	2025	2024
	(in thousands)
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$116,501	$(24,210)
Investing activities	(4,667)	(9,000)
Financing activities	(25,650)	31,243

	$86,184	$(1,967)

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit and Adjusted Gross Margin are financial measures that are not prepared in accordance with GAAP. These non-GAAP financial measures should be read in conjunction with the most directly comparable financial measure calculated and presented in accordance with GAAP.

We believe presenting these non-GAAP financial measures provides useful information to investors because they highlight trends in our underlying operating performance, facilitate comparisons of our core results over time and across peers, and reflect how our management evaluates our business. We also use these non-GAAP financial measures internally for strategic planning, budgeting, forecasting, performance measurement, and resource allocation. We believe that providing investors with access to these measures allows for greater transparency and facilitates comparisons to our historical operating results.

These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the most directly comparable financial measure prepared in accordance with GAAP. In addition, other companies, including companies in our industry, may define these non-GAAP financial measures differently, which may limit their usefulness as comparative measures.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess our operating performance. Management believes these measures are useful because they each allow us to compare our operating performance on a consistent basis across periods. Management also believes Adjusted EBITDA is a useful indicator of our operating performance and Adjusted EBITDA Margin is useful because it provides insight on profitability.

Net loss is the GAAP measure most directly comparable to Adjusted EBITDA, and net loss margin is the GAAP measure most directly comparable to Adjusted EBITDA Margin. We define Adjusted EBITDA as net loss before net interest expense; depreciation and amortization expense; income tax expense; stock-based compensation; and other items management deems non-operational or not reflective of ongoing core operations (e.g. changes in fair value of unit liabilities, professional fees associated with debt and equity transactions, legal settlements). We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues.

The table below presents a reconciliation of net loss and net loss margin to Adjusted EBITDA and Adjusted EBITDA Margin:

	For the Year Ended
	2025	2024
	(in thousands)
Net loss	$(59,030)	$(56,926)
Interest expense	755	14,331
Depreciation and amortization expense	3,993	1,859
Loss on debt extinguishment	24,182	—
Income tax expense	420	158
Stock-based compensation	4,610	2,662
Change in fair value of warrants (1)	(1,752)	1,398
Non-recurring professional fees (2)	4,176	1,606

Adjusted EBITDA	$(22,646)	$(34,912)

Net loss margin	(32.2)%	(44.3)%
Adjusted EBITDA Margin	(12.4)%	(27.2)%

(1)	Non-cash change in fair value of our warrant liability at December 31, 2024. See Note 13—Equity—Warrant Units, to our consolidated financial statements included in this prospectus for more details.
(2)

Professional fees represent (i) consulting, legal, accounting, and other expenses in connection with the evaluation of potential non-recurring capital markets transactions in 2025 and 2024, (ii) certain consulting, legal, and corporate expenses in connection with debt modifications that occurred in April 2025, and (iii) certain non-recurring placement fees associated with key hires in 2025.

Adjusted Gross Profit and Adjusted Gross Margin

Adjusted Gross Profit and Adjusted Gross Margin are non-GAAP financial measures. We define Adjusted Gross Profit as GAAP gross profit, adjusted to exclude reimbursable variable revenues and costs. We define Adjusted Gross Margin as Gross Margin less reimbursable revenue and cost. Reimbursable variable revenues and costs represents certain revenues and expenses where we serve as the principal in transactions and control the use and timing of the products and services that are being utilized. These costs represent our primary obligation and are recovered from customers at cost without mark-up pursuant to the terms of our contracts.

We present Adjusted Gross Profit and Adjusted Gross Margin because we believe these measures provide management and investors with a more meaningful view of the underlying economics and profitability of our core operations. Because reimbursable variable revenues and costs are recorded on a gross basis under U.S. GAAP and, by design, offset one another with no material contribution to profit, their inclusion in GAAP revenues and cost of revenues can cause reported gross margin percentages to fluctuate significantly depending on the frequency of underlying activities which can be driven by unpredictable changes in market conditions. By excluding these revenues, Adjusted Gross Margin reflects the margin we earn on the goods and services where we bear economic risk, exercise pricing judgment, and generate value for our customers.

We use Adjusted Gross Profit and Adjusted Gross Margin internally to evaluate segment-level performance, assess pricing and cost trends, and benchmark our profitability against peers whose revenue recognition practices may differ with respect to reimbursable items. We believe this perspective enhances investors’ understanding of the operating leverage and margin trajectory of our business.

Adjusted Gross Profit and Adjusted Gross Margin have limitations as analytical tools. They are not substitutes for GAAP gross profit or GAAP gross margin, and our calculations may not be comparable to similarly titled measures reported by other companies because other entities may not define or calculate these measures in the same manner. In addition, while reimbursable variable costs are excluded because they have immaterial net margin impact, they do represent real cash flows and contractual obligations that affect our working capital and liquidity. Accordingly, these non-GAAP measures should be considered alongside, and not as alternatives to, the GAAP financial measures included in our consolidated financial statements.

	For the Year Ended
	2025	2024
Total Revenues	$183,145	$128,490
Total Cost of Revenues	145,151	111,280
Less: Depreciation and amortization expense	3,993	1,859

Total Gross Profit	$34,001	$15,351

Less: Reimbursable variable revenue	(16,336)	(13,903)
Add: Reimbursable variable cost	16,156	14,042

Adjusted Gross Profit	$33,821	$15,490

Gross margin	18.6%	11.9%
Adjusted Gross Margin	20.3%	13.5%

Operational Measures

Contracted Power System Sales Backlog

Contracted Power System Sales Backlog represents the actual contracted value for purchases of power systems and ESI services, whether invoiced or not, to be invoiced and recognized as revenue as a result of performing our obligations over the term of the contract, assuming no exceptions or contingencies are exercised.

We believe contracted power system sales backlog is an important operating metric because it provides visibility into future revenue from power system sales, reflects underlying demand for our power systems, and helps us plan production, procurement, and workforce requirements.

	As of December 31,
	2025	2024
Contracted Power System Sales Backlog	$1,183,072	$227,656

Annualized Recurring Service Revenue

Annualized Recurring Service Revenue represents the annualized value of recurring revenue under contracted operations and maintenance service and asset management agreements as of the measurement date, including both fixed contractual payments and variable payments based on typical utilization of such services.

We believe annualized recurring service revenue is an important operating metric because it reflects a stable base of recurring revenue which is less dependent on new power system sales and more indicative of ongoing services.

	As of December 31,
	2025	2024
	(in thousands)
Annualized Recurring Service Revenue	$22,370	$19,636

Installed Base

Installed Base represents the total installed megawatt capacity of our power systems that have been deployed and are currently operational.

We believe installed base is an important operating metric because it reflects the scale of our equipment footprint in the field and is broadly representative of our assets under ongoing services contracts. Most of our deployments include the comprehensive design, delivery, installation and long-term services provided by the ERock Platform.

A larger installed base expands our potential to generate ongoing service revenue through maintenance agreements, parts sales, monitoring services, and equipment upgrades or replacements. It also provides insight into customer adoption of our products and the long-term demand for our service offerings.

	As of December 31,
	2025	2024
Installed Base in megawatts	1,020	931

RISK FACTORS

Investing in our Class A common stock involves risks. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations. We urge you to carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” and the following risks before making an investment decision. If any of these risks were to materialize, our business, financial condition, results of operations and future prospects could be materially adversely affected. The trading price of our Class A common stock could consequently decline due to any of these risks, and you may lose all or part of your investment. For a summary of these risks, see “Prospectus Summary—Summary of Our Risk Factors.”

Risks Related to Our Business, Industry and Sales

Our business depends on demand for distributed energy generation in the United States, which is an emerging and rapidly evolving market. The development of this market, and demand for our power system solutions from data center, utility, C&I, healthcare and retail end markets, is uncertain and may not proceed as we expect. If distributed energy generation or our power system solutions do not achieve widespread acceptance or demand is lower than anticipated, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Distributed energy generation is still an emerging market, and it is uncertain whether potential customers will embrace distributed generation in general or our power systems in particular. Enterprises may be unwilling to adopt our power systems over traditional or competing power sources such as distributed solar or grid-supplied electricity due to perceptions that our company is unproven, lack of confidence in our business model, limited awareness of our power system solutions or concerns regarding regulatory or political challenges associated with technologies that use natural gas fuel or produce carbon emissions.

Our business depends on demand for distributed power system solutions from data center, utility, C&I, healthcare and retail end markets in the United States, and demand in these end markets depends on demand for electricity generated by distributed power systems and on the level of customer capital spending to design, construct and operate those systems. Such demand and associated capital spend has primarily been driven by increases in demand for reliable power that has outpaced grid-sourced power supply, including due to the transition towards the electrification of transportation and buildings, reshoring of manufacturing and the rapid adoption of artificial intelligence technologies and data center growth. However, customer investment decisions and the overall viability and demand for our power system solutions may be impacted by many factors outside of our control, including changes in actual or projected power demand; changes in electricity price expectations; technological or operational shifts in energy usage, including artificial intelligence-driven load growth that may not materialize as expected; changes in consumer consumption behaviors; changes in data-center siting trends, energy-efficiency measures and decarbonization initiatives; interconnection constraints, permitting timelines or the availability of utility-scale or grid-connected alternatives, including as a result of accelerated grid interconnection, transmission expansion or other grid infrastructure upgrades, that increase grid-sourced power availability that may reduce the relative attractiveness of distributed power systems and lead customers to redirect or defer capital spending; overall market acceptance of our power system solutions (including anti-natural-gas sentiment or misalignment with renewable and zero-carbon procurement goals); the cost competitiveness, reliability and performance of our power systems relative to traditional or competing power sources; the availability and amount of government subsidies and incentives; the emergence, continuance or success of, or increased government support for, other alternative energy or hydrogen-based technologies; prices and availability of traditional or competing power solutions; changes in laws, regulations or policies (including tariffs, taxes or reshoring incentives); changes in internal budget priorities; geopolitical and macroeconomic instability, including wars, terrorism, political unrest, public health emergencies, inflation, recessionary conditions, boycotts, trade restrictions and other business disruptions; and availability and cost of capital, including increases in interest rates or tightening in global capital markets (such as reduced tax-equity availability). Any of these factors may adversely impact demand for our power systems and services or cause customers to reduce, delay or cancel planned projects requiring our power systems or alter or terminate our services. In addition, actual or anticipated reductions in demand in our core markets for reliable power, or increases in grid-sourced power supply, could adversely impact demand for distributed power solutions and therefore demand for our power systems and services, which could result in lower capital expenditures, project modifications, delays or cancellations, general business disruptions, and delays in payment of, or nonpayment of, amounts that are owed to us. Any such reductions in demand or effects could have a material adverse effect on our business, prospects, financial condition and results of operations.

If the market for our power system solutions does not continue to develop as we anticipate, our business will be harmed. As a result, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates, or if we adjust our estimates in future periods, our financial position and results of operations could be materially and adversely affected.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes several estimates by us and third parties of the potential addressable market for electricity and for our power systems and services in the United States. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, estimates and forecasts relating to the size and expected growth of electricity demand in our target markets, the adoption of our power system solutions, our capacity to address this demand and our pricing may prove to be inaccurate. In addition, third-party estimates of the addressable market for commercial, industrial and public services electricity reflect the opportunity available from all participants and potential participants in the market. Any inaccuracies or errors in third-party estimates of market opportunity may cause us to misallocate capital and other business resources, which could divert resources from more valuable alternative projects and harm our business.

The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasts in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market size or growth included in this prospectus should not be taken as indicative of our future growth.

We have incurred significant losses in the past and we may not be able to achieve or sustain profitability in the future.

Since our inception, we have incurred significant net losses and have used significant cash in our business. For the years ended December 31, 2025 and 2024, we incurred net losses of $59.0 million and $56.9 million, respectively. We expect to continue to expand our operations, including by investing in assembly, sales and marketing, research and development, staffing systems and infrastructure to support our growth. We anticipate that we will incur net losses on a GAAP basis in the near-term. Our ability to achieve profitability in the future will depend on a number of factors, including growing our sales and services volume; increasing sales and services to existing customers and attracting new customers; assisting customers with obtaining financing partners who are willing to provide financing for sales on a timely basis and with attractive terms; continuing to improve the useful life of our generators and reducing our warranty servicing costs on generators we assemble; reducing the cost of producing our generators; improving the efficiency and predictability of our installation process; improving the effectiveness of our sales and marketing activities; and attracting and retaining key talent in a competitive marketplace. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We may not recognize all revenues from our Contracted Power System Sales Backlog or receive all payments anticipated from our Annualized Recurring Service Revenue. If we do not receive all of the revenue we currently expect to receive, our business, prospects, financial condition and results of operations could be materially and adversely affected.

As of December 31, 2025 and 2024, we had Contracted Power System Sales Backlog of $1,183.1 million and $227.7 million respectively. Our Contracted Power System Sales Backlog represents the actual contracted value for purchases of power systems and ESI services, whether invoiced or not, to be invoiced and recognized as revenue as a result of performing our obligations over the term of the contract, assuming no exceptions or contingencies are exercised, and includes adjustments for contract modifications entered into after period-end and prior to the issuance of the related financial disclosures. As of December 31, 2025 and 2024, we had Annualized Recurring Service Revenue of $22.4 million and $19.6 million, respectively. Our Annualized Recurring Service Revenue represents the annualized value of recurring revenue under contracted operations and maintenance service and asset management agreements as of the measurement date, including both fixed contractual payments and variable payments based on typical utilization of such services.

Our customers have the right under some circumstances to terminate or modify contracts or defer the timing of our services and their payments to us, including if we do not effectively perform our obligations under our contracts, as described elsewhere in these risk factors. As a result, we may not receive all of the revenues that we include in our Contracted Power System Sales Backlog or that we estimate we will receive under our Annualized Recurring Service Revenue. If we do not receive all of the revenue that we currently expect to receive, our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, a delay in the receipt of revenues, even if such revenues are eventually received, may cause our results of operations for a particular quarter to fall below our expectations.

Our future growth depends on our ability to successfully execute on our pipeline and expanding our commercial opportunities to serve customers in the data center, utility and C&I end markets, and if we are not successful, our business, prospects, financial condition and results of operations could be materially and adversely affected.

One of our strategies is to execute on our current pipeline of opportunities while also expanding our commercial opportunities to serve customers in the data center, utility and C&I end markets. We may not be able to identify such commercial opportunities or may be unsuccessful in executing on our current pipeline or such opportunities. The rapidly evolving and competitive nature of our target end markets for delivering distributed power solutions makes it difficult to evaluate the future prospects of these opportunities. In addition, we have limited insight into emerging trends that may materially adversely affect the development of such opportunities, and the opportunities to deliver our power systems and services, if they were to materialize, would encounter the risks and difficulties frequently experienced by growing companies in emerging markets and businesses delivering distributed power solutions and services in rapidly changing, highly competitive industries, including, unpredictable and volatile revenues, increased expenses, an uncertain regulatory environment, novel litigation and corresponding outcomes and changes in business conditions. The viability of our business strategy and the resulting demand for our power systems and services will be affected by many factors outside of our control, and we may not be successful.

Our business is subject to risks that may arise in the course of completing installations, including those associated with construction, utility interconnection, fuel supply, cost overruns and delays. Because our financial condition, results of operations and reputation depend on the timely installation of our power systems, failures or delays in completing installations on a regular and timely basis could materially and adversely affect our business.

Once a customer decides to purchase a power system, it typically takes between 12 to 18 months or more from contract execution to installation, and these installation cycles are subject to a number of significant risks, some of which are outside of our control. Factors that may impact timely installation include the number of generators installed per site; customer changes to installation site requirements and location; local permitting and utility requirements; utility interconnection queues and required transmission or distribution upgrades; environmental, health and safety requirements; weather-related delays; customer facility construction schedules; customers’ operational considerations; and the timing of customer financing. Our power systems are subject to building codes, safety and environmental regulations and typically require multiple governmental approvals and permits. Delays in obtaining these approvals or permits may stall installation and adversely affect our revenue. Customers may also request delays unrelated to these factors, such as for internal operational or financing reasons. Unexpected installation delays may cause power system deployments to incur unanticipated expenses to expedite delivery of materials or labor to achieve the desired installation schedule, and such impacts can be exacerbated when we install a larger number of smaller projects. Even relatively short delays can result in a significant shortfall between expected and recognized revenue for a given period.

The delivery of our ESI services for the installation of our power systems requires us to coordinate with multiple parties, including utilities or other third parties, in order to complete the installation. The completion of some of our installations depends on the availability of and timely connection to the natural gas grid and the local electric grid. In some cases, interconnection may be conditioned on the construction by the local utility company of new transmission and distribution facilities and may also require construction of new natural gas pipelines to connect a project to the interstate pipeline system. Transmission and distribution upgrades found to be required in interconnection studies may cause planned projects to be deemed uneconomic to be constructed or may result in the size of the project itself being reduced in order to avoid significant upgrade costs. In addition, some municipalities have recently adopted restrictions that prohibit the installation of natural gas services to new construction. Delays in our ability to connect with utilities, delays in the performance of installation-related services, or poor performance of installation-related services by our general contractors or sub-contractors could have a material adverse effect on our results of operations and could cause our revenue to vary materially from period to period.

A customer may cancel an order prior to completion of installation, meaning we may be unable to recover some or all of our costs incurred in connection with design, permitting, installation and site preparations. Cancellation can occur due to factors outside of our control, such as permitting or regulatory issues, delays or unexpected costs in securing interconnection approvals, utility infrastructure, cost changes or other reasons unique to each customer. If we are unsuccessful in completing installations after expending significant resources, or if we experience customer disputes, delays or cancellations, then our reputation, business, financial condition and results of operations could be materially and adversely affected. Additionally, under our revenue recognition policy, we recognize revenues as performance obligations are satisfied over time. Therefore, a delay in the installation of our power systems could cause our results of operations to vary materially from period to period.

Any failure to provide high-quality services may adversely affect our relationships with our customers and materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

Our customers rely on our ability to deliver a fully integrated suite of services through our ERock Platform for the design, installation, operation and maintenance of our power systems. Our customers also rely on our asset management services to effectively manage their electricity and natural gas market participation to help maximize the value of their investment in our power systems. Our sales process depends highly on the quality of our hardware and software-enabled services, on the quality of our ESI, O&M and asset management services and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive services, or a market perception that we do not maintain high-quality and highly-responsive services, could materially and adversely affect our reputation, our ability to sell our power systems to existing and prospective customers, and our business, financial condition, results of operations and prospects.

We offer ESI and O&M services alongside our hardware and software that comprises our power systems. While we have designated teams of inhouse engineers, contractors and technicians to support our customers in the delivery of these services, they may be unable to respond quickly enough to accommodate short-term increases in demand for our services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our services to compete with changes in services provided by competitors. At our current stage, it is difficult to predict demand for ESI and O&M services and if demand were to increase significantly beyond our expectations, we may be unable to provide satisfactory services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and materially and adversely affect our business, financial condition and results of operations.

Our business relies on the performance by customers under current long-term contracts or contracts we will enter into in the future, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance, or if we fail to enter into such contracts at all.

A significant amount of our revenue is generated currently from long-term contracts with a small number of customers. Accordingly, our near-term ability to generate cash is dependent on our customers’ continued willingness and ability to continue purchasing our services and to perform their obligations under their respective contracts. Their obligations typically include (i) certain operational responsibilities such as site preparation or permitting, which are necessary to enable us to deliver our particular ESI, O&M and asset management services, and (ii) compliance with certain contractual representations and warranties in addition to payment for services rendered. For more information regarding the material terms of the contracts with our customers, see “Business—Our Customers and Markets,” and for more information regarding the risks related to termination of the contracts with our customers, see “—Our customer contracts for ongoing services are subject to renewal and termination risks.”

Our credit procedures and policies may be inadequate to eliminate risks of nonpayment and nonperformance. In assessing customer credit risk, we use various procedures including background checks which we perform on our potential customers before we enter into a long-term contract with them. As part of the background check, we assess a potential customer’s credit profile and financial position, which can include their results of operations, liquidity and outstanding debt, and certain macroeconomic factors regarding the region(s) in which they operate. These procedures help us to assess appropriately customer credit risk on a case-by-case basis, but these procedures may not be effective in assessing credit risk in all instances. Additionally, we may face difficulties in enforcing our contractual rights against contractual counterparties, including due to the cost and time involved in resolution of disputes by arbitration and litigation, difficulty in enforcing international arbitration awards particularly in situations where all or most of a counterparty’s assets are located in its home jurisdiction and involuntary submission to local courts notwithstanding contract clauses providing for arbitration.

We derive a substantial portion of our revenue and Contracted Power System Sales Backlog from a limited number of customers. The loss of, or events affecting, one of our major customers could reduce our power system sales and have a material adverse effect on our business, financial condition, results of operations and key operating metrics.

We derive a substantial portion of our revenue and Contracted Power System Sales Backlog from a limited number of customers. For the year ended December 31, 2025, three customers accounted for 18%, 16%, and 14%, respectively, of our revenue. For the year ended December 31, 2024, three customers accounted for 19%, 17%, and 17%, respectively, of our revenue. The loss of, a significant reduction in orders from or any delays in installation of new power systems with, a large customer could have a material adverse effect on our business, financial condition, results of operations and key operating metrics. Our customer concentration may also subject us to perceived or actual bargaining leverage that our large customers may have, given their importance to us. If our large customers seek to negotiate or renegotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations.

The loss of any large customer, whether through our fault, such as failure to effectively deliver and install our power systems via our ESI services or, once our power systems are operational, to effectively deliver our O&M or asset management services, or for reasons outside of our control, such as material adverse changes to any of these customers’ financial condition, could cause a material adverse impact on our business, financial condition and results of operations. Additionally, any non-payment or delay in payment of the receivables under the contractual arrangements with these three customers or that we may enter into in the future or any inability to collect receivables under these or similar agreements, or enforce other contractual obligations, would have a significant material adverse effect on our revenues and financial condition.

Our customer contracts for ongoing services are subject to renewal and termination risks.

A significant percentage of our revenue is derived from customer contracts for ongoing services, and we intend to continue focusing on growing revenue by entering into customer contracts for such services. As these contracts expire, we will have to negotiate extensions or renewals with existing customers. We may not be able to renew, extend or enter into new contracts on favorable commercial terms, or at all. We also may be unable to maintain the economic structure of a particular contract with an existing customer. Our inability to renew or extend existing contracts on favorable terms could have a material adverse effect on our business, financial condition, results of operations, prospects and key operating metrics.

Our contracts with our customers contain various termination rights. For example, each of our customer contracts for ongoing services contain various termination rights, including, without limitation: at the end of a specified time period following certain events of force majeure; extended unexcused service interruptions or deficiencies; the occurrence of an insolvency event; and the occurrence of certain uncured, material breaches. Additionally, some customers may terminate their contracts in their sole discretion or in advance upon expiration of a specified time period and payment of associated early termination fees. We may not be able to replace these contracts on desirable terms, or at all, if they are terminated prior to the end of their terms. Contracts that we enter into in the future may contain similar provisions. If any of our current or future contracts are terminated prior to the end of their terms, such termination could have an adverse effect on our business, financial condition, results of operations and prospects.

We face significant competition and many of our competitors are larger and have more resources.

We operate in markets that are highly competitive. We compete for customers, financing partners and incentive dollars from other electric power providers. Our power systems compete with a broad range of companies and technologies, including traditional energy suppliers, such as public utilities, and other energy providers utilizing traditional co-generation systems, nuclear, coal, hydrogen or geothermal power, companies utilizing intermittent solar or wind power paired with storage, and other commercially available fuel cell companies. We also compete with traditional backup energy equipment such as diesel generators.

Many of our competitors, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, more established brands, customer incumbency advantages, access to and influence with local and state governments, and access to more capital resources than us. Some of our competitors have and may continue to be willing to reduce prices and accept lower margins in order to compete with us. In addition, significant developments in alternative technologies, such as energy storage, wind, solar or hydrogen power generation, or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion, or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate.

We may also face new competitors with better technologies, products or resources. For example, there is increasing use of data analytics, machine learning and artificial intelligence software, which our competitors may be able to use or implement more effectively than we are able to do. Additionally, our value proposition depends on our bridge, backup and dispatchable power applications, the attributes of our power systems, including reliability, transient performance, emissions, noise, deployment capabilities and software capabilities, and our ESI, O&M and asset management services, and if alternative, substitute or competing power applications or services match or exceed our applications or services or become meaningfully lower-cost, demand for our power systems or services could decline. If we fail to adapt to changing market conditions and to compete successfully with these various electric power providers or new competitors, our growth will be limited, which would materially and adversely affect our business, financial condition, results of operations and prospects.

If we do not forecast demand for our power systems accurately, we may experience delays in assembling and installing our power systems, excess inventory, difficulties in planning expenses or disputes with suppliers, any of which may materially and adversely affect our business, financial condition and results of operations.

We assemble our power systems based on both actual customer orders and our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our customers, prospective customers, general market conditions and other macroeconomic conditions. As a result, it may be difficult to forecast customer demand to plan our operations, which may materially and adversely affect our business, financial condition and results of operations. If we overestimate demand for our power systems, we may have excess inventory that we cannot sell. We may have to make significant provisions for inventory write-downs based on events that are currently not known, or discount finished goods to liquidate inventory, and such provisions or any adjustments to such provisions and discounts could be material. We may also become involved in disputes with our suppliers who may claim that we failed to fulfill forecasted or minimum purchase requirements. Conversely, if we underestimate demand, we may not have sufficient inventory to meet customer demand, and we may lose market share, damage relationships with our customers and forgo potential revenue opportunities. Obtaining additional supply in the face of product or materials shortages may be costly or impossible, which could prevent us from fulfilling orders in a timely and cost-efficient manner, or at all. In addition, if we overestimate our assembly requirements, we may purchase excess components and build excess inventory of power systems. If we purchase excess components that are unique to our power systems and are unable to recoup the costs of such excess inventory through resale or return or build excess power systems, we could be required to pay for these excess parts or products and recognize related inventory write-downs.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance, customer indemnifications or other liability protections. The occurrence of a significant accident or other event that is not fully covered by insurance, customer indemnifications or other liability protections could curtail our operations and have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to various hazards, including those inherent in the assembly, installation, operation and maintenance of distributed power systems. Such risks include damage to natural gas pipelines, our power systems, or related equipment or infrastructure, or customer-owned equipment and infrastructure; fires, ruptures, earthquakes and explosions and other hazards that could also result in personal injury and loss of life, property damage, pollution and suspension of operations. In addition, our generator units in our power systems are considered high energy systems because they consume natural gas and may operate up to 480 volts. High-voltage electricity poses potential shock hazards, while natural gas, associated with use of our power systems, is flammable and therefore is a potentially dangerous fuel capable of causing fires and other harm. There can be no assurance that our products will continue to be certified to meet certain design and safety standards, and if our equipment is not properly handled or if there are undiscovered issues with our equipment, there could be system failure and resulting damage, injury, death or liability.

We endeavor to obtain insurance to cover significant risks and liabilities (including, for example, natural disasters, cybersecurity, defective hardware and software and products liability); however, not every risk or liability can be insured, and insurance coverage is not always reasonably available. The policy limits and terms of coverage reasonably obtainable may not be sufficient to cover actual losses or liabilities. Even if insurance coverage is available, we are not always able to obtain it at a price or on terms acceptable to us or without increasing exclusions. Disputes with insurance carriers over the availability of coverage, and the insolvency of one or more of our insurers may affect the availability or timing of recovery, as well as our ability to obtain insurance coverage at reasonable rates in the future. In some circumstances we may be entitled to certain legal protections or indemnifications from our suppliers through contractual provisions, laws or otherwise. However, these protections are not always available, are difficult to negotiate and obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover our losses or liabilities. If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover losses incurred due to a significant accident or other event, our operations could be curtailed and our business, financial condition and results of operations could be materially and adversely affected.

A significant portion of our revenue is derived from operations in Texas and California, making us vulnerable to risks associated with geographic concentration generally and Texas and California specifically, including supply and demand factors, regulatory changes and severe weather impacts that could have a material adverse effect on our business.

Texas and California are presently our largest operating regions, accounting for 80% and 8% of our revenue for the year ended December 31, 2025, respectively. As a result of this concentration, we are vulnerable to risks associated with geographic concentration generally and Texas and California specifically. In particular, we and our customers may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of natural gas supply in these areas, availability of equipment, facilities, personnel or services, market limitations, governmental regulation and political activities, processing or transportation capacity constraints, natural disasters, including wild fires, flash floods and earthquakes, adverse weather conditions, water shortages or other drought related conditions or interruption of the processing or transportation of natural gas. Each of these factors could have a material adverse effect on our business, financial position, results of operations and prospects.

Providing services on an integrated and turnkey basis could require us to assume additional risks.

We enter into contracts with our customers that require us to deliver services and solutions on an integrated or turnkey basis, which subjects us to additional risks, such as cost over-runs, costs associated with unexpected delays or difficulties in delivering our ESI services, including project management interface risk and risks associated with subcontracting and consortium arrangements. Many of these integrated or turnkey contracts are fixed price contracts that limit our ability to recover for cost overruns or increases unless they are directly caused by the customer. In some cases, we also may not have a contractual right to seek a change order, and even when a change order is available, we may be unable to reach agreement with the customer on the scope, pricing or other terms of any such change order. Any approved change order may also fail to fully compensate us for the additional costs incurred. As a result, integrated or turnkey arrangements may require us to absorb cost overruns or increases that adversely affect our results of operations.

If we cannot obtain surety bonds and letters of credit, our ability to operate may be restricted.

Federal and state laws require us to secure the performance of certain long-term obligations through surety bonds and letters of credit. In addition, we are occasionally required to provide bid bonds or performance bonds to secure our performance under energy efficiency contracts. In the future, we may have difficulty procuring or maintaining surety bonds or letters of credit, and obtaining them may become more expensive, require us to post cash collateral or otherwise involve unfavorable terms. Because we are sometimes required to have performance bonds or letters of credit in place before projects can commence or continue, our failure to obtain or maintain those bonds and letters of credit would adversely affect our ability to begin and complete projects, and thus could have a material adverse effect on our business, financial condition and results of operations.

Our power systems have significant upfront costs, and, for some customers, they need to attract investors to help them finance purchases.

Our power systems have significant upfront costs, which may be a barrier for some customers who may not have the financial capability to purchase our power systems directly. To address this, we offer financing and contract support, coordinate and arrange project financing and provide guidance on contract structuring and risk management. These offerings are intended to help our customers to access our power systems without making a direct purchase. If a customer is not able to secure funding to finance the purchase of our power systems, our financial condition and results of operations would be harmed.

Our ability to deploy our backlog is directly tied to our customers’ ability to secure project financing, which is often an unpredictable process. Attracting third-party financing is a complex process that is influenced by factors beyond our control, including the fluctuations of interest and currency exchange rates, the availability of tax credits and government incentives for investors, a customer’s perceived creditworthiness and the prevailing condition of credit markets. We help our customers with obtaining financing for purchasing our power systems based on certain conditions, such as their credit quality and the expected minimum internal rate of return on the customer engagement. If these conditions are not met, we may not be able to find financing for their purchases of our power systems, which would adversely impact on our revenue and results of operations. If we are unable to arrange for our customers to obtain financing for our power systems, our business, prospects, financial condition and results of operations could be harmed.

Our ability to offer our power systems through financed arrangements depends in large part on the ability of financing parties to optimize the tax benefits associated with our power systems. Interest rate fluctuations may also impact the attractiveness of any financing offerings for our customers. Our ability to arrange financing for a certain power system is also related to, and may be limited by, the creditworthiness of the customer.

In our power systems sales process for transactions that require financing, our customers make certain assumptions regarding the cost of financing capital. Actual financing costs may differ materially from these estimates and financing may be more difficult or costly to secure, or may not be available, due to factors beyond our or our customers’ control, such as changes in customer creditworthiness, macroeconomic factors, like inflation, interest rates, a recessionary environment, regulatory uncertainty and capital market volatility. The returns offered by other investment opportunities available to financing partners and other factors may further affect financing availability. If the cost of financing ultimately exceeds our customers’ estimates, or our customers are unable to secure financing, we may not be able to proceed with some or all of the impacted projects, or our revenue from such projects may be less than our estimates.

Monetization of our power systems can be affected by interconnection requirements, independent system operator requirements and utility tariff requirements that are each subject to change. Accordingly, our customers may not receive any benefit from exporting excess electricity or natural gas capacity back to the grid, or from displacing their own load during peak periods, which could adversely affect demand for our power systems.

Our power systems are engineered to serve customers as a reliable, dispatchable power source that can strategically dispatch capacity during peak demand or scarcity events to the local electric utility. Because our customers’ demand for electricity typically fluctuates, including periods when customer load may fall to very low levels or to zero, there are often periods when our power systems can produce more electricity or natural gas capacity than our customers may require. This excess capacity can enable customers to displace load or strategically dispatch or export capacity during peak demand or scarcity events. Many, but not all, local electric utilities provide compensation to our customers for driving load down or for dispatching or exporting such electricity or natural gas capacity under displaced energy or displaced power agreements or other customer-generation programs. These agreements and programs are subject to changes in availability and terms, and at times in the past such changes have significantly reduced or eliminated the benefits of such arrangements. Any future changes in the availability of, or benefits offered by, these programs could substantially limit a customer’s ability to export or otherwise economically monetize excess capacity and could materially and adversely affect the demand for our power systems.

Through our asset management offering, we provide comprehensive monetization services, acting as advisor or agent for owners of our power systems to optimize grid revenues through electricity and natural gas market participation, hedging and dispatch strategies. Market participation of customer-generated power from our power systems and natural gas capacity in the jurisdictions in which we operate is subject to applicable laws, regulations and tariffs, but not under all circumstances, and may be restricted or made more costly due to interconnection, relevant tariff or other issues.

Behind-the-meter monetization arrangements can be affected by local utility tariffs and fees, changes to interconnection agreement terms and metering requirements, and some jurisdictions do not allow monetization of behind-the-meter generation capacity. Changes in the availability of, or benefits offered by, utility tariffs, the applicable behind-the-meter monetization requirements or interconnection agreements could adversely affect the benefits derived from dispatching electricity and natural gas from our power systems, including due to increased costs or limitations on a customer’s ability to export or displace load, and therefore the demand for our power systems.

We cannot predict the outcome of the many regulatory proceedings addressing tariffs that would include customers utilizing our power systems. If a tariff for customers utilizing our power systems is not available in a given jurisdiction, it may limit or eliminate our ability to sell and install our power systems in that jurisdiction. Further, permits and other requirements applicable to electric and natural gas interconnections are subject to change. For example, some jurisdictions are limiting new natural gas interconnections.

Risks Related to Our Power Systems and Supply Chain

Our future success depends in part on our ability to maintain and increase assembly capacity for our power systems, and we may not be able to do so in a timely or cost-effective manner. Our limited history of assembling our power systems internally makes it difficult to evaluate our future prospects and the challenges we may encounter.

To the extent we are successful in growing our business, we will need to increase the assembly capacity of our power systems. Historically, we utilized a third party to assemble our power systems. In 2025, we began assembling our power systems internally at our Titan facility, and we are seeking to further increase our assembly capacity in the second half of 2026 with the development of our Hyperion facility. We believe that this shift will increase our general and administrative expenses, increase our capital expenditures and decrease our margins over the near-term. We have a limited history of assembling our power systems in our own facilities and making judgments on the capabilities associated with our enterprise, management and ability to produce our power systems. Predicting future demand for our power systems and appropriately aligning our assembly capacity to satisfy demand is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our results of operations and financial position could be materially and adversely affected.

Our ability to plan, construct and equip current or future assembly facilities is subject to significant risks and uncertainties, including:

•

The expansion or construction of any assembly facilities will be subject to the risks inherent in the development and construction of new facilities, including risks of delays and cost overruns as a result factors outside our control, such as delays in government approvals, burdensome permitting conditions, and delays in the delivery of assembly equipment and subsystems that we assemble or obtain from suppliers.

•	We may be unable to achieve the assembly throughput necessary to achieve our target annualized assembly run rate at our current and future assembly facilities.

•	Assembly equipment may take longer and cost more to engineer and build than expected and may not operate as required to meet our assembly plans.

•

We may depend on third-party relationships in the development and operation of additional assembly capacity, which may subject us to the risk that such third parties do not fulfill their obligations to us under our arrangements with them.

•	We may be unable to attract or retain qualified personnel.

If we are unable to effectively expand our assembly facilities or operate our existing facilities, or obtain adequate quantities of components, equipment, supplies or other materials for our assembly process, we may be unable to further scale our business, which would negatively affect our business, financial condition, results of operations and prospects. Conversely, if the demand for our power systems or our assembly output decreases or does not rise as expected, we may not be able to spread a significant amount of our fixed costs over the assembly volume, resulting in a greater than expected per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

Any significant disruption to the operations at our assembly facilities could delay the assembly of our power systems, which would harm our business and results of operations.

We assemble our power systems in our Titan facility and expect to begin assembling our power systems at our Hyperion facility in the second half of 2026. Our current and future assembly facilities are located in Houston, Texas. While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at any current or future assembly facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our financial results. Any of our current or future facilities, or any of our equipment within an otherwise operational facility, could cease operations unexpectedly due to a number of events, equipment failure, material supply, public health emergencies, cyberattacks or catastrophic weather, including extreme weather events or flooding resulting from the effects of climate change, or geologic events. The occurrence of a natural disaster in Houston, Texas such as a hurricane, earthquake, drought, extreme weather events or temperatures, flood, fire, localized extended outages of critical utilities or transportation systems, or any critical resource shortages could cause a significant interruption in our business, damage or destroy our facilities, our assembly equipment, or our inventory, and cause us to incur significant costs, any of which could harm our business, financial condition and results of operations. Our disaster recovery plans, and insurance may not be sufficient to restore our operations and to cover our losses, respectively.

If our power systems contain defects, our business and financial condition could be harmed.

Our power systems are complex and may contain defects in design, engineering, assembly or construction that may cause them not to perform as expected or may require repair. Additionally, our power systems use a substantial amount of software to operate which may require modification and updates over the life of such systems. Software is inherently complex and often contain defects and errors when first introduced. These defects and errors can manifest in any number of ways in our power systems, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. Additionally, it is difficult for us to evaluate the manufacturing, assembly and construction of our power systems until there are working examples that have been manufactured, assembled, constructed and used by us and/or our customers.

There can be no assurance that we will be able to detect and fix any defects in the hardware or software of our power systems, and such defects may not become apparent until a system is installed and operational. In the ordinary course of our business, we have experienced defects that were discovered once our power systems were deployed in the field. Changes in our supply chain or the failure of our suppliers to otherwise provide us with components or materials that meet our specifications could also introduce defects in our power systems. If any of our power systems are defective or fail because of their design, including those incorporating third-party hardware, or if changes in applicable laws or regulations, or in the enforcement thereof, require us to redesign or recall our power systems, we may incur additional costs and expenses. The process of identifying and recalling a power system or a component thereof may be lengthy and require significant resources and divert the attention of our engineering personnel from our power system development efforts, and we may incur significant replacement costs, contract damage claims from our customers, product liability, property damage, personal injury or other claims and liabilities, and brand and reputational harm. Significant costs or payments made in connection with generator warranty and product liability claims and power systems recalls could harm our financial condition and results of operations.

Our power systems may not perform consistently with customers’ expectations or consistent with other distributed power systems that may become available. Any defects or any other failure of our power systems to perform as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product liability claims and significant generator warranty and other expenses, and could have a material adverse effect on our business, financial condition, results of operations and prospects. Any defects, errors or other vulnerabilities discovered in our software after release could allow third parties to access, manipulate or exploit our software and expose us to claims for damages, any of which could seriously harm our business. We also could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business.

The performance of our power systems could be adversely affected by various operating risks and factors outside of our control, which could result in harm to our reputation, business, financial condition and results of operations.

Our power systems are subject to various operating risks that may cause them to generate less value for our customers than expected. These risks include a failure or wearing out of our equipment or the equipment that our equipment connects into, an inability to find suitable replacement equipment or parts, or disruption in our power systems. Any extended interruption or failure of our power systems, including systems we operate under O&M and asset management agreements, for any reason to generate the expected amount of output could adversely affect our business, financial condition, results of operations and reputation. We also provide performance guarantees to our customers covering the performance of our power systems, and failure to meet such performance requirements could result in liquidated damages or penalties and adversely impact our customers’ willingness to acquire additional power systems or services and our ability to attract new customers.

Field conditions, such as the quality of the fuel supply and environmental factors, can impact the performance of our power systems in unpredictable ways. As we move into new geographies and deploy new features, technologies and service configurations, we encounter new field conditions from time to time (including as a result of climate change). Adverse impacts on performance may require us to incur significant service and re-engineering costs or divert the attention of our engineering personnel from product development efforts. Furthermore, we may be unable to adequately address the impacts of factors outside of our control in a manner satisfactory to our customers. Any of these circumstances could materially and adversely affect customer satisfaction, market acceptance and our reputation, business, financial condition and results of operations.

The failure of our third-party suppliers to deliver the necessary components or materials of our power systems in a timely manner and to the required specifications could prevent us from delivering our power system solutions within required timeframes and could cause installation delays, cancellations, penalty payments and damage to our reputation.

We rely or may in the future rely on third-party suppliers for the components or certain raw materials of our power systems, including alternators, engine blocks, engine controllers, catalysts, steel, copper, aluminum, certain precious metals and other materials that may be of limited supply. We are also reliant on third-party suppliers for certain infrastructure equipment, pipelines and other materials and technologies that are necessary to install and operate our power systems. If we fail to develop or maintain our relationships with our suppliers, or if any of these suppliers reduce or eliminate the supply of components or other necessary materials for the assembly and installation of our power systems to us in the future, or if there is otherwise a shortage or lack of availability of such components or materials, we may be unable to produce or install our power systems or our power systems may be available only at a higher cost or after a long delay. Such delays could prevent us from delivering our power systems to our customers within required timeframes and cause order cancellations. Delays in our suppliers’ deliveries have impaired and may in the future impair our ability to deliver power systems to our customers.

The timing of purchases in future periods could differ materially from our estimates due to fluctuations in demand requirements related to varying sales levels as well as changes in economic conditions. Further, the revenues that our third-party suppliers generate from our orders may represent a relatively small percentage of their overall revenues, and while we seek to negotiate supply agreements with all of our suppliers, we may purchase some products or components on a purchase order basis. As a result, fulfilling our orders may not be considered a priority to these suppliers in the event of constrained ability to fulfill all of their customer obligations in a timely manner. Certain of our suppliers also supply parts and materials to other businesses, including businesses engaged in other industries unrelated to natural gas power systems. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially harm our financial condition and results of operations.

The number of suppliers we have or may have in the future for some of our components or materials is or may be limited and in some cases sole-sourced. Our reliance on third-party suppliers makes or may make us vulnerable to possible capacity constraints and reduced control over component or materials availability, delivery schedules, quality issues, manufacturing yields and costs. We use certain custom components and materials in our power systems. We design and engineer these components and we have relationships with suppliers that will manufacture these components for us. The design, engineering, manufacturing setup, and quality control activities are time and capital intensive. Some of our suppliers use proprietary processes to manufacture components. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense or at all, as replacing these suppliers could require us either to make significant investments to bring the capability in house or to invest in a new supplier partner. Some of our suppliers are smaller, private companies, heavily dependent on us as a customer. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary components or materials needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows.

We may experience unanticipated disruptions to operations or other difficulties with our supply chain or internalized supply processes for a variety of factors, including, but not limited to, lack of capacity at our suppliers, availability of credit, logistical challenges, labor or material shortages, trade restrictions, exchange rate fluctuations, volatility in regional markets from where materials are obtained, particularly China and Taiwan, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil unrest, strikes, insurrections, acts of terrorism, geopolitical conflicts (such as conflicts in the Ukraine or the Middle East), public health emergencies, natural disasters or weather events. The failure by us to obtain components or materials in a timely manner, or to obtain components or materials that meet our quantity and cost requirements, could impair our ability to produce our power systems or increase their costs or service our existing portfolio of power systems under O&M service contracts.

If we cannot obtain substitute components or materials on a timely basis or on acceptable terms, we could be prevented from delivering our power systems to our customers within required timeframes or service or existing fleet of power systems, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our power systems, unanticipated servicing costs and damage to our reputation.

We have, in some instances, entered into long-term supply agreements that could result in excess or, if one or more suppliers do not produce for any reason, insufficient inventory, above market pricing or higher costs, and negatively affect our results of operations.

We have and may in the future enter into long-term supply agreements with certain suppliers. Some of these supply agreements provide for fixed or inflation-adjusted pricing, substantial prepayment obligations and, in a few cases, supplier purchase commitments. These arrangements could mean that we end up paying for inventory that we do not need or that is at a higher price than the market. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with suppliers without a long, stable production and financial history. In the event any such supplier experiences financial difficulties, it may be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments. We do not know whether we will be able to maintain long-term supply relationships with our critical suppliers or whether we may secure new long-term supply agreements. Additionally, many of our parts and materials are procured from foreign suppliers, which exposes us to risks including unforeseen increases in costs or interruptions in supply arising from changes in applicable international trade regulations such as taxes, tariffs or quotas. Any of the foregoing could materially harm our financial condition and results of operations.

Certain of our important purchased components are produced in foreign countries, exposing us to additional risks that may not exist in the United States.

Certain of our important purchased components are produced overseas, primarily in Asia and South America. Our international sourcing subjects us to a number of potential risks in addition to the risks associated with third-party sourcing generally. Such risks include:

•	inflation or changes in political and economic conditions;

•	logistical challenges, including extended container port congestion, and higher logistics costs;

•	unstable regulatory environments;

•	changes in import and export duties;

•	domestic and foreign customs and tariffs;

•	currency rate fluctuations;

•	trade restrictions;

•	labor or civil unrest;

•	geopolitical conflict such as that experienced in Ukraine or the Middle East;

•	disputes in our relationships with certain suppliers;

•	communications challenges; and

•	other trade restraints and burdensome taxes.

These factors have occurred in the past and are currently having an adverse effect on our ability to efficiently and cost effectively source our purchased components overseas. Additionally, we purchase our components from foreign suppliers in U.S. dollars. If the U.S. dollar were to depreciate significantly against the currencies of our foreign suppliers, the prices at which we purchase our components and therefore our cost of revenues could increase materially, which would adversely affect our results of operations.

Possible new trade tariffs could have a material adverse effect on our business.

The United States has recently enacted and proposed to enact significant new tariffs, as well as changes to existing tariffs. Additionally, various federal agencies have been directed to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion, commentary, and action regarding potential significant changes to U.S. trade policies, treaties, and tariffs. As of the date of this prospectus, discussions remain ongoing in respect of certain trade restrictions and tariffs on imports from Canada, China, Mexico, and other countries, as well as retaliatory tariffs enacted in response to such actions. In light of these events, there is significant uncertainty about the future relationship between the United States and other countries with respect to such trade policies, treaties, and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

Disruptions caused by labor disputes could harm our business.

As of March 12, 2026, we have approximately 385 employees and intend to significantly increase our employee headcount in the near-term. There can be no assurance that any future issues or disputes with our employees will be resolved favorably or that we will not encounter future strikes, work stoppages or other disputes with our employees. A work stoppage or other limitations on assembly at our facilities for any reason could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers or suppliers may have unionized work forces. Strikes or work stoppages experienced by our customers or suppliers could have a material adverse effect on our business, results of operations and financial condition.

Commodity price changes, material price increases, fluctuations in demand for our power systems and services, significant disruptions to our supply chains or significant shortages of labor and material may materially and adversely affect our financial results or our ability to meet commitments to customers.

We establish prices with our customers in accordance with contractual time frames; however, the timing of material and commodity market price increases may prevent us from passing these additional costs on to our customers through timely pricing actions. While we enter into contractual pricing adjustment provisions with our customers from time to time that attempt to address some of these risks, there can be no assurance that commodity price fluctuations will not adversely affect our financial condition and results of operations.

Risks Related to Laws, Regulations and Other Legal Matters

We are subject to laws and regulations that could impose substantial costs upon us and cause delays in the delivery and installation of our power systems.

The construction, installation and operation of our power systems are generally subject to oversight and regulation in accordance with laws and ordinances relating to building codes, safety, environmental and climate protection, domestic content requirements and related matters, as well as utility and energy market rules, regulations and tariffs, and typically require governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits change or require periodic renewal. These laws and regulations can affect the markets for our power systems and the costs and time required for their installation and may give rise to liability for administrative oversight costs, compliance costs, clean-up costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with these laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages.

It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations, to design our power systems to comply with these varying standards and to obtain all applicable approvals and permits. We cannot predict whether or when all approvals or permits required for a given project will be granted or whether the conditions associated with the approvals or permits will be achievable. The denial of a permit essential to a project or the imposition of impractical conditions or excessive transmission or distribution facility upgrade costs as a condition of interconnection, would impair our ability to develop a project. In addition, we cannot predict whether the approval or permitting process will be lengthened due to complexities and appeals. The interconnection study process likewise can be a lengthy process. A delay in the review and approval of permits for a project and any interconnection studies, if required, can impair or delay our and our customers’ abilities to develop that project or may increase the cost so substantially that the project is no longer attractive to us or our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our power systems and could therefore adversely affect the timing of the recognition of revenue related to the installation, which could harm our results of operations in a particular period. In many cases we contractually commit to performing all necessary installation work on a fixed-price basis, and unanticipated costs associated with approval, permitting or compliance expenses may cause the cost of performing such work to exceed our revenue. In addition, emerging federal and state emissions disclosure requirements may pose a burden to existing or potential customers. The costs of complying with all the various laws, regulations and customer requirements, and any claims concerning non-compliance, could have a material adverse effect on our financial condition, results of operations and reputation.

The installation and operation of our power systems are subject to environmental laws and regulations in various jurisdictions, and there has been in the past and could continue to be in the future uncertainty with respect to how these laws and regulations may change over time and also how they apply to our power systems.

We are committed to compliance with applicable environmental laws and regulations including health and safety standards, and we review the operation of our power systems for health, safety and environmental compliance. Environmental laws and regulations in the United States, such as the Comprehensive Environmental Response and Compensation and Liability Act (“CERCLA”), impose liability on several grounds including for the investigation and clean-up of contaminated soil and ground water, impacts to human health and damages to natural resources. If contamination is discovered at properties currently or formerly owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our customers who purchase our power systems have high sustainability standards, and any environmental non-compliance by us could harm our reputation and impact customers’ buying decisions.

In addition to CERCLA, among other federal statutory schemes, the Resource Conservation and Recovery Act (“RCRA”) regulates the generation, transportation, treatment, storage, disposal, and cleanup of hazardous and non-hazardous wastes; the federal Clean Air Act (“CAA”) regulates emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements, such as requirements for emission reduction, capture and control; the federal Water Pollution Control Act (“Clean Water Act”) imposes restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States and waters of the applicable states; and FERC has jurisdiction over the transportation and sale for resale of gas in interstate commerce.

Maintaining environmental compliance can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local level. Most existing environmental laws and regulations preceded the introduction of our innovative power systems and were adopted to apply to technologies existing at the time (i.e., large coal, oil or gas-fired power plants). Guidance from the applicable agencies on how certain environmental laws and regulations may or may not be applied to our technology can be inconsistent. In most jurisdictions where air permits and various land use permits are required for installation of larger power system installations, the length of time to obtain these permits has increased. Moreover, the level of certainty around the issuance of such permits has decreased and where issued, the cost of compliance has been and can be prohibitive.

Furthermore, the U.S. federal and state regulatory framework is often changing. For example, while President Biden signed into law the Inflation Reduction Act (“IRA”) in August 2022, which contained tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technology. The Trump Administration has diverged from the Biden Administration’s positions, and the passage of the One Big Beautiful Bill Act rescinded many IRA initiatives. The Trump administration will likely continue to withdraw from or otherwise roll back certain environmental commitments. Notably, on March 12, 2025, EPA Administrator Lee Zeldin announced initiatives to reconsider regulations addressing power plants, oil and gas, air pollution standards, GHG reporting, wastewater, endangerment findings, environmental justice, and other initiatives. While it is not possible at this time to predict how any such actions may impact our business, such actions, if undertaken, may prompt more activity from state, and local legislative bodies and administrative agencies to pass stricter GHG laws, regulations, and other binding commitments.

As discussed, the combination of federal and state environmental laws lead to a costly and time-consuming patchwork of reporting and permitting processes. Our technology outpaces the regulatory process and there are inconsistencies between how we are regulated in different jurisdictions. It is possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the installation of our power systems, could result in penalties, could require modification or replacement or could trigger claims of performance warranties and defaults under customer contracts that could require us to repurchase equipment, any of which could materially and adversely affect our business, financial condition, results of operations and reputation. In addition, new energy or environmental laws or regulations or new interpretations of existing laws or regulations could present marketing, political or regulatory challenges and could require us to upgrade or retrofit existing equipment, which could result in materially increased capital and operating expenses.

Existing regulations and changes to such regulations may create technical, regulatory and economic barriers, as well as increase compliance complexity and costs associated with legal and compliance matters, which could significantly reduce demand for our power systems or affect the financial performance of current sites.

The markets for our power systems are heavily influenced by laws, regulations and policies, including customers’ voluntary procurement standards, as well as by tariffs, internal policies and practices of electric utility providers. These regulations, tariffs, standards and policies often relate to electricity pricing and technical interconnection of electricity generation to the electric grid, including interconnection requirements, study processes, timelines and associated costs, which could change our ability to sell our power systems and conduct energy marketing activities. These regulations, tariffs, standards and policies are often modified and could continue to change, which could result in a significant reduction in demand for our power systems.

In the United States, FERC has authority to regulate under various federal energy regulatory laws wholesale sales of electric energy, capacity and ancillary services, and the delivery of natural gas in interstate commerce. FERC also regulates certain interconnection rules and procedures applicable to electricity generation, and changes to FERC regulations, orders or interpretations, or to FERC-approved tariffs, could increase our compliance costs, delay project development or adversely affect the economics or feasibility of our power systems.

Although we generally are not regulated as a utility, statutes, regulations, tariffs and market rules often relate to electricity and natural gas pricing, utility service rates, net metering, incentives, taxation and the rules surrounding the interconnection of electricity generation for specific technologies. U.S. federal and state governments and market operators frequently modify these statutes, regulations, tariffs and market rules. Governments, often acting through state utility or public service commissions, as well as market operators, change, adopt or approve different utility requirements and utility service rates for commercial and industrial customers on a regular basis. Rules adopted by FERC and state public utility commissions may also create new requirements that affect commercial and industrial customers, including the potential direct assignment of energy and transmission- or distribution-system upgrade costs associated with interconnection to new data center customers or other large-load customers. Changes, or in some cases a lack of change, in any of the laws, regulations, tariffs ordinances or other rules that apply to our installations and new technology could make it more costly for us or our customers to install and operate our power systems and could negatively affect our ability to deliver cost savings to customers.

In addition, the recent change in U.S. federal administration has led and is expected to continue to lead to changes in the leadership of various U.S. federal regulatory agencies and changes or proposed or threatened changes to U.S. federal government policy that have led to, in some cases, legal challenges as well as uncertainty around the funding, functioning and policy priorities of U.S. federal regulatory agencies and the status of current and future regulations. U.S. federal government policy changes have included seeking to temporarily broadly halt federal funding, seeking to aggressively downsize the U.S. federal government’s workforce and instructing federal agencies to reprioritize or to cease operating or enforcing certain laws or regulations. We are unable to predict the extent to which the current U.S. federal administration may impose or seek to impose leadership or policy changes at the U.S. federal regulatory agencies responsible for regulating our business or changes to rules and policies impacting our operations. Any such changes could impose additional costs, require the attention of senior management or result in other changes to or limitations on our business.

Government reviews, inquiries, investigations, and actions could harm our business or reputation.

The regulatory environment with regard to our business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with laws, regulations or standards.

Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations or standards could result in the imposition of substantial fines, civil or criminal liability, interruptions of business, loss of supplier, vendor, customer or other third-party relationships, termination of necessary licenses and permits or similar results, all of which could potentially harm our business and reputation. Even if an inquiry does not result in these types of determinations, regulatory authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business and could create negative publicity, which could harm our business and reputation.

As a fossil fuel-based technology, we may be subject to a heightened risk of regulation and to changes in our customers’ energy procurement policies.

The current generation of our natural gas power systems produce fewer carbon emissions than the average U.S. marginal power generation sources that our projects displace. However, the operation of our power systems does produce some CO2, which contributes to global climate change. As such, we may be negatively impacted by CO2-related changes in applicable laws, regulations, ordinances, rules, including carbon pricing, or the requirements of the incentive programs on which we and our customers currently rely, as well as potential scrutiny around voluntary or regulatory carbon emissions reporting by our existing or potential customers. While the Trump Administration has worked to remove many carbon regulations and initiatives, this shift may lead to an increased focus on state and local-level substitutes. Changes in laws, regulations or ordinances, or rules that apply to our installations and new technology could make it more difficult or costly to install and operate our power systems, thereby negatively affecting our ability to deliver cost savings to our customers. Additionally, our customers’ and potential customers’ energy procurement policies may prohibit or limit their willingness to procure our power systems. Our business prospects may be negatively impacted if we are prevented from completing new installations or our installations become more costly as a result of laws, regulations or ordinances, or rules applicable to our power systems, or by our customers’ and potential customers’ energy procurement policies.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We face an inherent business risk of exposure to product liability claims in the event that our power systems’ failure to perform to specification results, or is alleged to result, in property damage, bodily injury and/or death. At any given time, we have in the past and may in the future be subject to various and multiple product liability claims, any one of which, if decided adversely to us, may have a material adverse effect on our results of operation in the period in which our liability with respect to any such claim is recognized. While we maintain insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Furthermore, even if we are successful in defending against a claim relating to our power systems, claims of this nature could cause our customers to lose confidence in our power systems and us.

Litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In addition, we have in the past and may in the future seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our power systems, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations. To the extent such proceedings also generate negative publicity, our reputation and business could also be materially and adversely affected. In addition, handling compliance issues and the settlement of claims could materially and adversely affect our financial condition and results of operations.

Our activities and operations are subject to numerous health and safety laws and regulations, and if we violate such laws and regulations, we could face penalties and fines.

We are subject to numerous health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations require us to obtain and maintain permits and approvals and implement health and safety programs and procedures to control risks associated with our projects. Compliance with those laws and regulations can require us to incur substantial costs. Moreover, if our compliance programs are not successful, we could be subject to penalties or to revocation of our permits, which may require us to curtail or cease operations of the affected projects. Violations of laws, regulations and permit requirements may also result in criminal sanctions or injunctions. Health and safety laws, regulations and permit requirements may change or become more stringent. Any such changes could require us to incur materially higher costs than we currently have. Our costs of complying with current and future health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Although we have taken many measures to protect our intellectual property, including by means of contractual restrictions, physical and technical access limitations, segregation of knowledge, password protections and other security measures, preventing misappropriation of proprietary technology can be difficult and expensive. In addition, we cannot guarantee that all employees, contractors, subcontractors, service providers or sub-service providers with access to our proprietary technology have executed appropriate confidentiality or intellectual property assignment agreements, which could weaken our ability to enforce ownership or maintain secrecy.

Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, respond to allegations that our technologies infringe third-party intellectual property rights or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope or declared invalid or unenforceable and could result in substantial costs and diversion of resources and management’s attention, adversely affecting our business, financial position and results of operations. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects and reputation. Defending infringement claims or obtaining necessary licenses could be costly, time-consuming or unavailable on commercially reasonable terms, and we may be required to develop alternative non-infringing technology, which may not be successful or may require significant time and expense.

We rely primarily on patent, trade secret, copyright and trademark laws, and non-disclosure, confidentiality and other types of contractual restrictions, to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and may not be adequate in all respects. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or results of operations. Although we treat our proprietary software, such as our Granite platform, and source code as trade secrets, these protections may not be sufficient to prevent unauthorized access, use or disclosure, and trade secret or contractual restrictions may not be effective in preventing or providing remedies for unauthorized access to, or use or disclosure of, our confidential information.

Our competitive position depends in part on our ability to maintain, improve and adapt our technology, including our patented generator technology and proprietary Granite platform, to meet the operational requirements of evolving customer needs. Our patented generator technology is a core technology of our power systems, and we rely on the Granite platform for real-time monitoring, operating data gathering and analytics, predictive diagnostics and dispatch and market participation functions, and failure to maintain, improve and adapt these technologies could negatively impact our ability to sell and install power systems and deliver our services to new and existing customers and ultimately diminish our competitive position. In addition, many of our competitors also utilize various data analysis technologies, and if we fail to maintain, improve and adapt our own technologies, competitors may develop similar or more advanced technologies, which could result in new and existing customers seeking commercial opportunities with competitors. Even if we are successful in innovating our data analysis technologies, such innovations may not result in the intended benefits or have a significant impact on our business, and our technologies may become obsolete, which could adversely affect our competitive position and results of operations. In addition, as our competitors continue to innovate, it is possible that certain of our data analysis technologies, including the Granite platform or those we license from third parties, as well as other aspects of our business, could infringe the intellectual property rights of others, and from time to time, we may be subject to allegations that we infringe such rights.

In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States, which may limit our ability to adequately protect our proprietary rights abroad.

Our patent applications may not result in issued patents, and our issued patents may be successfully challenged in litigation or post-grant proceedings, either of which may have a material adverse effect on our ability to prevent others from commercially exploiting power system solutions similar to ours.

We cannot be certain that any future patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is subject to disagreement. As a result, we cannot be certain that any patent applications that we file in the future will result in patents being issued or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if any patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement rights than the United States.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects and results of operations.

We may need to defend ourselves against claims that we infringed, misappropriated or otherwise violated the intellectual property rights of others, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks, copyrights or other proprietary rights that they believe are infringed by our power systems or services. These companies holding patents or other intellectual property rights could make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise assert their rights by seeking royalties or injunctions preventing us from operating. We generally indemnify our customers against claims that the power systems we supply do not infringe, misappropriate or otherwise violate third-party intellectual property rights, and we therefore may be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our power systems are determined to have infringed, misappropriated or otherwise violated a third-party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling or using our power systems or services that incorporate the challenged intellectual property;

•	pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

•	obtain a license from the holder of the intellectual property right, which may not be available on reasonable terms or at all;

•	redesign our power systems, services or means of production, which may not be possible or cost-effective; or

•	in some instances, re-purchase power systems from our customers.

Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects. In addition, any litigation or claims, whether or not valid, could harm our reputation, result in substantial costs and divert resources and management attention.

We also license technology and intellectual property from third parties and incorporate components supplied by third parties into our power systems. We may face claims that our use of such technology, intellectual property or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. If we are unable to successfully defend against such claims or to license necessary third-party technology, intellectual property or components on acceptable terms, we may be required to obtain or develop alternative, non-infringing technology, intellectual property or components, which could require significant time, effort and expense or lower quality and may ultimately be unsuccessful. We may seek indemnification from our licensors or suppliers under our contracts with them, but our right to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.

Our failure to obtain the right to use necessary third-party intellectual property rights on reasonable terms, or our failure to maintain, and comply with the terms and conditions applicable to these rights, could harm our business and prospects.

We rely on certain technology and intellectual property from third parties, and our inability to license or maintain rights to that technology and intellectual property on acceptable terms, or at all, could require us to obtain or develop substitutes at significant cost or delay or of lower quality. In addition, such licenses or rights may be non-exclusive, which could result in our competitors gaining access to the same technology and intellectual property. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources or greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We could encounter delays and incur significant costs in power system sales or installations or the delivery of our services while we attempt to develop or obtain alternative technology or intellectual property, or redesign our power systems or services, to avoid infringing third-party patents or proprietary rights. Failure to obtain any such licenses or rights or to obtain or develop alternative technology or intellectual property could prevent us from selling or installing our power systems or delivering our services, and the prohibition of sale or the threat of the prohibition of sale of any of our power systems or services could materially affect our business, financial condition and results of operations, and our ability to gain market acceptance for our power systems and services.

We utilize open-source software in our proprietary software, which may pose particular risks to our power system solutions and services.

We utilize open source software code in our proprietary software, including our Granite platform, and expect to do so in the future. Use of open source software can lead to greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls with respect to origin, functionality or other features of the software. Further, companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of or rights to control the licensing of what we believe to be proprietary software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their products to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available for limited fees or at no cost. Open source license terms may be ambiguous, and many of the risks associated with the use of open source software cannot be eliminated.

In addition, we do not have complete visibility into all open-source components, license obligations or approval and review processes used within our proprietary platforms, including Granite, and we cannot be certain that comprehensive governance programs, such as full inventorying, license tracking or ongoing compliance monitoring, are in place or fully mature. We also may not have identified all material third-party software, data and intellectual property dependencies incorporated into our offerings, or fully assessed whether related license terms, renewal obligations or indemnities are appropriately tracked and monitored. Any gaps in these processes could increase our exposure to license violations, unexpected obligations or claims related to intellectual property rights.

If we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer our software, discontinue the sale or use of certain capabilities in our power systems or services in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action. Furthermore, if we are unable to obtain or maintain licenses from third parties or fail to comply with open source licenses, we may be subject to costly third-party claims of intellectual property infringement or ownership of our proprietary source code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and prospects and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the above could have an adverse effect on our business, financial condition and results of operations and harm our competitive position.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed proprietary information or know-how of their current or former employers or claims asserting ownership of what we regard as our own intellectual property rights.

Many of our employees, consultants and advisors are currently or were previously employed or engaged at other companies in our field, including our competitors or potential competitors. We may be subject to claims that we or these individuals have used or disclosed intellectual property rights, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Further, our ability to protect our own trade secrets and other proprietary information depends in part on the effectiveness of our technical and administrative controls, including access controls, safeguards around code repositories, segregation-of-duties practices and other confidentiality and security measures. These controls may not always be consistently implemented, monitored or periodically reviewed across all teams or systems. Any lapses, gaps or inconsistencies in such controls could increase the risk of inadvertent disclosure, unauthorized access or misappropriation of our proprietary information by employees, contractors or other third parties.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property rights to execute agreements assigning such intellectual property rights to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property rights that we regard as our own. Additionally, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property rights. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Risks Related to Our Financial Condition and Results of Operations

Our financial condition, results of operations and other key operating metrics may fluctuate from period to period, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of our Class A common stock.

Our financial condition, results of operations and other key operating metrics have fluctuated significantly in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. For example, the amount of revenue we recognize in a given period is materially dependent on the volume of power system sales, the achievement of milestones in the design, construction and installation of our power systems and the delivery of services to maintain and operate our power systems pursuant to O&M service contracts. In addition to the other risks described herein, the following factors subject us to period-to-period fluctuations in our financial condition, results of operations and key operating metrics: (i) the timing of the design, construction and installations of our power systems, which may depend on many factors such as availability of inventory, product quality or performance issues, site conditions, such as weather, local permitting requirements, utility requirements, environmental, health and safety requirements, availability of labor, health emergencies and customer facility construction schedules, (ii) the size of particular power systems to be designed, constructed and installed and the number of sites involved in any particular quarter, (iii) the geographical mix of customer sales, (iv) the rates of return required by financing parties, (v) disruptions in our supply chain, (vi) whether we are able to structure our sales agreements in a manner that would allow for the power system and installation revenue to be recognized upfront, (vii) delays or cancellations of power system installations, (viii) fluctuations in our service costs, particularly due to unexpected costs and rising labor costs, (ix) fluctuations in our research and development expense, including periodic increases associated with the pre-production qualification of additional tools as we expand our assembly capacity, (x) the length of the sales and installation cycle for a particular customer, (xi) the timing and level of additional purchases by new and existing customers, which may be impacted by macroeconomic factors including inflation, interest rates, the recessionary environment and availability of capital, (xii) the timing of the development of the market for our new features and technologies, (xiii) unanticipated expenses or installation delays associated with changes in governmental regulations, permitting requirements, utility requirements and environmental, health and safety requirements, (xiv) disruptions in our sales, assembly, service or other business activities resulting from disagreements with our labor force or our inability to attract and retain qualified personnel and (xv) unanticipated changes in government incentive programs available for us, our customers and financing parties. In addition, our revenue, key operating metrics and other results of operations in future periods may fall short of our projections or the expectations of investors and financial analysts, which could have a material adverse effect on the price of our Class A common stock.

If we fail to manage our growth effectively, our business, results of operations and prospects may suffer.

Our business has experienced periods of rapid growth, and in the future, we may continue to grow our business rapidly. Growth in our business could place significant demands on our management, operations, systems, accounting, internal controls and financial resources, and it may also negatively impact our ability to retain key personnel. If we experience difficulties in any of these or other areas of our business, we may not be able to expand our business successfully or effectively manage our growth. In particular, if we experience a significant growth in power systems sales and services without effectively managing growth in our ERock Platform services and assembly capabilities to deliver on such orders or otherwise enhancing our service and assembly capabilities to satisfy customers’ expectations, we may not be able to meet demand for our power systems in a timely manner, which could lead to customer cancellations or reduced orders. We may also need additional assembly capacity, and we and some of our suppliers may need additional capital-intensive equipment. Any growth in our assembly capabilities must include scaling quality control as the increase in assembly increases the possible risk of defects or lower quality assembly. In addition, any growth in the volume of sales of our power systems may outpace our ability to engage sufficient and experienced personnel to manage and complete the higher number of installations on a timely basis and in accordance with our expectations and standards. Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations and prospects. Our future operating results depend to a large extent on our ability to manage this growth successfully.

We identified material weaknesses in our internal control over financial reporting, and, if not remediated effectively, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could result in loss of investor confidence in the accuracy and completeness of our financial reports and materially adversely affect our results of operations and stock price.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. As a public company, we will be required to provide a report from management to our stockholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. As disclosed elsewhere in this prospectus, management concluded that our internal control over financial reporting was not effective as of December 31, 2024 as we have identified material weaknesses in our internal control over financial reporting related to: (i) insufficient segregation of duties in the financial statement reporting and general information technology processes; (ii) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities; and (iii) insufficient general information technology controls, including access, security and change management controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses have not yet been remediated as of the date of this prospectus.

Our management is in the process of developing and implementing a remediation plan. We expect remediation costs to consist primarily of third party accounting and IT resources and investments in our accounting and IT systems, for which we have not incurred material costs to date and which we do not anticipate will have a material impact to our financial statements. The material weaknesses will be considered remediated when our management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate. We can provide no assurance that our remediation plan to fully remediate these material weaknesses on our contemplated timeline, including, but not limited to, implementing sufficient segregation of duties in the financial statement reporting and general information technology processes, hiring sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities and implementing sufficient general information technology controls, including access, security and change management controls, will be successful.

If we are unable to remediate the material weaknesses on our contemplated timeline or otherwise in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, or, if required in the future, our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, our annual or interim financial statements could include material misstatements that might not be prevented or detected on a timely basis, and we could suffer harm to our reputation, incur incremental compliance costs, fail to meet our public reporting requirements on a timely basis, including due to delayed filing of required periodic reports, be unable to properly report on our business and our results of operations, or be required to restate our financial statements, all of which could result in loss of investor confidence in the accuracy and completeness of our financial reports, subject us to litigation, sanctions or investigations by the SEC,      or other regulatory authorities, which would require management resources and payment of legal and other expenses, and our results of operations and the price of our Class A common stock could be materially adversely affected.

Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. In addition, our business has grown rapidly over the last few years and is expected to continue to grow rapidly in the near-term. In the event of further growth, our internal controls over financial reporting may not be adequate to support our operations.

Our indebtedness, and restrictions imposed by the agreements governing our outstanding indebtedness, may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of December 31, 2025, we had total indebtedness of $60.0 million. Our level of indebtedness may make it difficult for us to secure additional debt financing at an attractive cost, which may in turn impact our ability to expand or maintain our operations, develop our power systems, and remain competitive in the market. The agreements governing our outstanding indebtedness contain, and any future indebtedness of ours or our subsidiaries would likely contain, a number of restrictive covenants that impose operating and financial restrictions on us and our subsidiaries, including limitations on our ability to engage in acts that may be in our best long-term interests. These restrictions set limitations on, among other things, our ability to: incur liens; incur or assume additional debt or guarantees or issue preferred stock; pay dividends, or make redemptions and repurchases, with respect to capital stock; prepay, or make redemptions and repurchases of, subordinated debt; make loans and investments; make capital expenditures; engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates; change the business conducted by us or our subsidiaries; and amend the terms of subordinated debt.

These restrictions and any restrictions contained in future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any such restrictions would result in a default. If any such default occurs, our lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce certain security interests, any of which would result in an event of default. The lenders may also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

If we do not maintain the confidence of our customers in our liquidity, including our ability to timely service our debt obligations and grow our business over the long-term, our business and prospects could be harmed.

If potential customers believe we do not have sufficient capital or liquidity to operate our business over the long-term, including to timely service our debt obligations, or that we will be unable to maintain, support or operate our power systems, customers may be less likely to purchase our power systems, particularly in light of the significant financial commitment required. In addition, financing sources may be unwilling to provide financing on reasonable terms. Similarly, suppliers, financing partners and other third parties may be less likely to invest time and resources in developing business relationships with us if they have concerns about the success of our business. Accordingly, in order to grow our business, we must maintain confidence in our liquidity and long-term business prospects among customers, suppliers, financing partners and other parties. This may be particularly complicated by factors such as: our limited operating history at a large scale; the size of our debt obligations; profitability concerns; unfamiliarity with or uncertainty about our power systems and the overall perception of the distributed energy generation market; prices for electricity or natural gas; competition from alternate sources of energy; generator warranty or unanticipated service issues we may experience; the perceived value of environmental programs or policies to our customers; the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; the availability and amount of tax incentives, credits, subsidies or other incentive programs; and the other factors set forth in this “Risk Factors” section. Several of these factors are largely outside our control, and any negative perceptions about our liquidity or long-term business prospects could harm our business.

We may not be able to generate sufficient cash to meet our debt service obligations or our growth plans.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures. If we are unable to generate sufficient cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of those activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may need additional capital to finance our growth strategy or to refinance our existing indebtedness, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow.

We may require additional financing to expand our business. Financing may not be available to us or may be available to us only on terms that are not favorable. The terms of our existing indebtedness limit our ability to incur additional debt. In addition, economic conditions, including a downturn in the credit markets, could impact our ability to finance our growth on acceptable terms or at all. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies. In the future, if we are unable to refinance our indebtedness on acceptable terms, our financial condition and results of operations could be materially and adversely affected.

Operational costs can be difficult to predict.

Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of key inputs, such as natural gas or other natural resources, environmental hazards and remediation, costs associated with construction, commissioning, testing, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. In addition, the components of our power systems suffer unexpected malfunctions from time to time and require repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our power systems or their constituent components may significantly affect the intended operational efficiency and performance.

Should an operational risks materialize, it may result in the personal injury to or death of workers, the loss of equipment, damage to assembly facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects. Furthermore, in recent periods, our internal operations have grown in complexity. We may in the future continue to grow our operations, both in terms of complexity and headcount. Any continued growth could increase our operational costs and failure to manage such growth could lead to additional costs in the future.

Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could materially and adversely affect our reported assets, liabilities, income, revenue or expenses.

The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations.

Any capital preservation investments that we may invest in will be subject to market, interest and credit risk that may reduce its value.

In the future, we may invest in a variety of capital preservation investments, which may consist of debt securities, including, but not limited to, money market funds, U.S. Treasuries or U.S. government securities. We currently do not use derivative financial instruments to adjust our investment portfolio risk or income profile. These investments, as well as any cash deposited in bank accounts, are subject to general credit, liquidity, market and interest rate risks. If the global credit market experiences volatility or deteriorates, our investment portfolio may be impacted and some or all of our investments may experience other-than-temporary impairment, which could materially and adversely affect our financial condition and results of operations.

Risks Related to Our Operations

Operational disruptions in our areas of operation from weather, natural disasters, terrorism or other similar causes could impact our business, financial condition and results of operations.

We operate in several regions across the United States, each of which may be adversely affected by seasonal weather conditions and natural or man-made disasters. Natural disasters (such as earthquakes, tornadoes, hurricanes, wildfires or floods), periods of extreme weather conditions or temperatures, or acts of terrorism could damage or destroy our or our customers’ infrastructure in our areas of operations or result in a disruption of our or their operations. During periods of heavy rain or extreme weather conditions, such as tornadoes, or after other disruptive events such as earthquakes, wildfires or floods, our or our customers’ infrastructure and assets may be damaged. Such disruptions could have a material adverse effect on our financial condition and results of operations. Public health emergencies could have a similar effect of disrupting ours or our customers’ businesses to the extent they impact the demand for natural gas, our areas of operation, the availability of supplies required by our customers, or the employees or other personnel who operate our or our customers’ businesses.

We may be subject to disruptions or failures in information technology systems and network infrastructures that could have a material adverse effect on our business, financial condition and results of operations.

We rely on the efficient and uninterrupted operation of complex information technology systems and network infrastructures to operate our business. In addition, our cloud-based monitoring service, Granite, which we use to track and monitor the performance of our power systems, is dependent on cloud-based hosting services, along with the availability of internet or cellular data services at end-user premises. Despite testing by us, real or perceived errors, failures or bugs in our power system infrastructure, software or technology, or the technology or software we license from third parties, including open source software, may not be found until our customers use our power systems. Real or perceived errors, failures or bugs in our power systems could result in negative publicity, loss of or delay in market acceptance of our power systems, harm to our reputation, weakening of our competitive position or claims by customers for losses sustained by them. Disruption, unauthorized access or failure of our information technology systems, third-party cloud hosting platforms or end-user data services as a result of software or hardware malfunctions, system implementations or upgrades, computer viruses, cyber-attacks, third-party security breaches, employee/human error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents could disrupt or damage the operations of power systems or render such power systems inoperable or cause breaches of data security, failure of our service, including our O&M and asset management services, loss of intellectual property and critical data and the release and misappropriation of sensitive competitive information and partner, customer and employee personal data. We have been and may in the future be subject to fraud attempts from outside parties through our electronic systems (such as “phishing” e-mail communications to our finance, technical or other personnel), which could put us at risk for harm from fraud, theft or other loss if our internal controls do not operate as intended. Any such future events could further harm our competitive position, result in a loss of customer confidence, cause us to incur significant costs to remedy any damages and ultimately materially adversely affect our business, financial condition and results of operations.

Data security breaches and cyberattacks could compromise our intellectual property or other confidential information and cause significant damage to our business, power systems performance and reputation.

We maintain information that is confidential, proprietary or otherwise sensitive in nature on our information technology systems, and on the systems of our third-party providers. This information includes intellectual property, financial information and other confidential information related to us and our employees, prospects, customers, suppliers and other business partners. Additionally, our information technology provides us with the ability to remotely control some variables of our power systems; they are connected to, controlled and monitored by our centralized remote monitoring service. We rely on our internal software applications for many of the functions we use to operate our business generally. Cyberattacks are increasing in frequency and evolving in nature. We and our third-party providers are at risk of attack through the use of increasingly sophisticated methods, including malware, phishing and the deployment of artificial intelligence to find and exploit vulnerabilities.

Our information technology systems, and those maintained by our third-party providers, have been in the past, and may be in the future, subjected to attempts to gain unauthorized access, disable, destroy, maliciously control or cause other system disruptions. In some cases, it is difficult to anticipate or to detect immediately such incidents and the damage they caused. While these types of incidents have not had a material effect on our business to date, future incidents involving access to our network or improper use of our systems, or those of our third parties, could compromise confidential, proprietary or otherwise sensitive information, as well as the operation of our power systems.

There is no assurance that any measures we may take to combat known and unknown cybersecurity risks will be sufficient to prevent security breaches and cyberattacks. The security of our infrastructure, including the network that connects our power systems to our remote monitoring service, may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and cyberattacks that could have a material adverse impact on our business and our power systems in the field, and the protective measures we have taken may be insufficient to prevent such events. A breach or failure of our networks or computer or data management systems due to intentional actions such as cyberattacks, including ransomware attacks, phishing or denial-of-service attacks, negligence or other reasons, whether as a result of actions by third-parties or our employees, could seriously disrupt our operations or could affect our ability to control or to assess the performance in the field of our power systems and could result in disruption to our business and legal liability.

In addition, security breaches and cyberattacks could negatively impact our reputation and our competitive position and could result in litigation with third parties, regulatory action and increased remediation costs, any of which could materially and adversely impact our business, our financial condition, and our results of operations. Although we maintain insurance coverage that may cover certain liabilities in connection with some security breaches and cyberattacks, we cannot be certain it will be adequate for liabilities actually incurred or that any insurer will not deny coverage of future claims.

We use artificial intelligence in our business and in our power systems, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and materially and adversely affect our results of operations.

We currently use artificial intelligence tools internally, primarily those provided by third parties. In the future we may incorporate artificial intelligence solutions into our power systems, services and features, including our Granite platform, and we may leverage artificial intelligence, including generative artificial intelligence and machine learning, in our product development, operations and software programming. Our competitors or other third parties may incorporate artificial intelligence into their products or operational processes more quickly or more successfully than us, which could have a material adverse effect on our competitive position, reputation and results of operations.

There are also significant risks involved in developing and deploying artificial intelligence and there can be no assurance that the usage of artificial intelligence will enhance our power systems or services or be beneficial to our business, including our efficiency or profitability. The rapid evolution of artificial intelligence, including the regulation of artificial intelligence by government or other regulatory agencies, will require significant resources to develop, test and maintain our platforms, offerings, services, and features to implement artificial intelligence ethically and minimize any unintended harmful impacts.

The intellectual property rights associated with artificial intelligence have not been fully addressed by U.S. courts, and there remains uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for artificial intelligence technologies and relevant system inputs and outputs. The courts and regulators have not clearly defined the scope for artificial intelligence-generated content, algorithms or trained models. If we fail to secure or maintain protection for the intellectual property rights concerning technologies developed using artificial intelligence, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products, which could adversely affect our business, reputation, financial condition, or results of operations.

Moreover, the current use or future adoption of artificial intelligence in our business and/or our power systems, services and features (including our Granite platform), which may include tools developed by third parties, could expose us to breach of a data or software license, website terms of service claims, claimed violations of privacy rights or other tort claims. Further, our employees’ use of third-party or publicly available artificial intelligence tools may inadvertently result in the disclosure of our intellectual property, proprietary information or other sensitive or confidential data into the public domain, which could expose us to legal liability, diminish the value of our intellectual property, weaken our competitive position and harm our reputation.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering, sales and support personnel, our ability to compete and successfully grow our business could be harmed.

We depend on the skills, institutional knowledge, working relationships and continued services and contributions of key employees, including our senior leadership team and other key technical, engineering, sales and support personnel, as a critical part of our human capital resources. The loss of the services of any of our key employees could disrupt our operations, delay the design, assembly and installation of our power systems and the delivery of our ERock Platform services, and negatively impact our business, operating results and prospects. In addition, our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain qualified individuals. In order to support increases in our assembly capacity and meet our delivery obligations, we will need to significantly increase headcount in the near future, and any failure to do so could make it difficult to achieve our operating and strategic goals. Competition for assembly employees in Houston is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment, and we may lose key employees or fail to attract other talented personnel. Our failure to attract and retain our senior leadership team and other key technical, engineering, sales and support personnel could adversely impact our business, prospects, financial condition and operating results. In addition, we do not have “key person” life insurance policies covering any of our key employees, and none of our key employees is bound by an employment agreement for any specific term.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, materially and adversely impact our revenues.

Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business and stay current on constantly changing rules, regulations, training and laws. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to engage third-party servicers. If one or more accidents involving the construction, installation, operation or maintenance of our power systems were to occur, the affected customer may seek to terminate or cancel its use of power systems or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Further, our ability to attract new customers may be impaired if they elect not to purchase our third-party services because they view our safety record as unacceptable. In addition, it is possible that we will experience numerous or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow or if we experience high employee turnover or labor shortage or add inexperienced personnel.

We may be materially and adversely impacted by the effects of climate change and may incur increased costs and experience other impacts due to new or more stringent climate change regulations, accords, mitigation efforts, GHG regulations or other legislation designed to address climate change.

The potential impacts of climate change on our customers, power systems, service offerings, operations, facilities and suppliers are accelerating and uncertain, as they will be particular to local and customer-specific circumstances. These potential impacts may include, among other items, physical long-term changes in the frequency and severity of weather events as well as customer behavior changes either through preference or regulation.

Concerns regarding climate change may lead to additional federal, state and local legislative and regulatory responses, accords and mitigation efforts. Various stakeholders, including legislators and regulators, shareholders and non-governmental organizations, are continuing to look for ways to reduce GHG emissions, and consumers are increasingly demanding products and services resulting in lower GHG emissions. We could face risks to our reputation, investor confidence and market share due to an inability to innovate and develop new solutions that decrease GHG emissions. Increased input costs, such as fuel, utility, transportation and compliance-related costs could increase our operating costs and negatively impact customer operations and demand for our power system solutions. U.S. federal priorities have moved toward less stringent GHG regulations under the Trump administration, but some state priorities may focus on stricter regulations to compensate. As the impact of any additional future climate related legislative or regulatory requirements on our business and power system solutions is dependent on the timing, scope and design of the mandates or standards, we are currently unable to predict its potential impact which could have a material adverse effect on our financial condition, results of operations and cash flows.

Climate change may exacerbate the frequency and intensity of natural disasters, including wildfires and flash floods, and adverse weather conditions, which may cause disruptions to our operations, including disrupting assembly of our power systems, delivery of our ESI and O&M services and our supply chain.

Risks Related to Our Corporate Structure, Our Class A Common Stock and this Offering

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Any changes in our effective tax rates or tax liabilities could adversely affect our results of operations and financial condition. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest or other liabilities that could have an adverse effect on our operating results and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of Sarbanes-Oxley, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will be required to comply with laws, regulations and requirements, including certain corporate governance provisions of the Sarbanes-Oxley, and regulations of the SEC and the requirements of     . Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and significantly increase our costs and expenses. We will be required to:

•	maintain a comprehensive compliance function;

•	comply with rules promulgated by ;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish, maintain and update various internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2026, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until as late as our annual report for the fiscal year ending December 31, 2031. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by our management in our internal control over financial reporting. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the price of our Class A common stock. In addition, material weaknesses in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. Additionally, as an emerging growth company, we are required to present in this prospectus, and the registration statement of which this prospectus forms a part, only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. Additionally, we intend to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards.

If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

•	our operating and financial performance

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A common stock;

•	sales of our Class A common stock by our Sponsor or other stockholders, or issuances of additional shares of our Class A common stock, or the perception that such sales or issuance may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and materially harm our business, operating results and financial condition.

Conflicts of interest could arise in the future between us, on the one hand, and our Sponsor and entities owned by or affiliated with it (including Energy Impact Fund), on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities.

Conflicts of interest could arise in the future between us, on the one hand, and our Sponsor and entities owned by or affiliated with it (including Energy Impact Fund), on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities. Our Sponsor and other businesses owned by or affiliated with it operate in the energy and oilfield services industries. In the normal course of business, we have engaged in transactions with some of these companies. See “Certain Relationships and Related Party Transactions.” Furthermore, our Sponsor and other businesses owned by or affiliated with it may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

Our Sponsor and its affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our clients, customers or vendors.

Our Sponsor or its affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Pursuant to our certificate of incorporation, we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities that are from time to time presented to any of our non-employee directors and any of their respective agents, stockholders, members, partners, directors, officers, employees, affiliates or subsidiaries (other than the company and our subsidiaries) (each, a “Business Opportunities Exempt Party”), even if the business opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no Business Opportunities Exempt Party shall have any duty to communicate or offer any such business opportunity to us or be liable to us or any of our subsidiaries or any stockholder, including for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise. In addition, Our Sponsor and its affiliates may dispose of their interests in other companies or other assets in the future, without any obligation to offer us the opportunity to purchase any of those interests or assets.

In any of these matters, the interests of our Sponsor and entities owned by or affiliated with it may differ or conflict with the interests of our other stockholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our Class A common stock.

A significant reduction by our Sponsor of its ownership interest in us or our Sponsor’s ownership interest in Energy Impact Fund could materially and adversely affect us.

We believe that our Sponsor’s substantial ownership interest in us and our Sponsor’s substantial ownership interest in Energy Impact Fund provide them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, our Sponsor will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If our Sponsor sells all or a substantial portion of its ownership interest in us or our Sponsor sells all or a substantial portion of their ownership interest in Energy Impact Fund, they may have less incentive to assist in our success and directors affiliated with them may choose to resign from their positions as members of our board of directors, though there is no formal agreement obligating them to do so. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our cash flows or results of operations.

Our certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may materially and adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and amended and restated bylaws (“bylaws”) could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include, for example, the following:

•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•

requiring the affirmative vote of the holders of at least 66 2/3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, for stockholders to be able to amend the bylaws and certain provisions of the certificate of incorporation;

•

providing that all vacancies, including newly created directorships, shall, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•	permitting special meetings of our stockholders to be called only by our Chief Executive Officer, our chairperson of the board and our board of directors;

•

subject to the rights of the holders of shares of any series of our preferred stock, requiring the affirmative vote of the holders of at least 66 2/3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to our board of directors to be acted upon at meetings of stockholders; and

•	providing that our board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, we will be a Delaware corporation and governed by the Delaware General Corporation Law (as the same may be amended hereafter, the “DGCL”), including Section 203. In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination (as defined in Section 203 of the DGCL), such as a merger, with a person or group owning 15% or more of a company’s voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware or the federal district courts of the United States of America, as applicable, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our certificate of incorporation will provide that, unless we select or consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the company to the company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Our certificate of incorporation further will provide that, unless we select or consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with the Company or the Company’s directors, officers, other stockholders, or employees or result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near Delaware, each of which may discourage lawsuits against us or our directors, officers, other stockholders, or employees. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this offering will experience immediate and substantial dilution of $     per share.

Based on an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $    per share in the net tangible book value per share of Class A common stock from the initial public offering price, and our historical and pro forma net tangible book value as of December 31, 2025 would be $    per share and $    per share, respectively. See “Dilution.”

We do not presently anticipate paying cash dividends on our Class A common stock and our existing debt agreements place restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your shares of Class A common stock is if the price of our Class A common stock appreciates.

While we look forward to the opportunity to pay dividends in the future, we do not presently anticipate paying any cash dividends on our Class A common stock in the foreseeable future. In addition, we expect our future debt agreements will place restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy and are released from the provisions in our loan agreements that restrict the payment of dividends, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than the price that you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering. See “Dividend Policy.”

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue or sell additional shares of common stock or securities that are convertible or exchangeable therefor. After the completion of this offering, we will have     outstanding shares of Class A common stock (or     shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised in full). Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, our Sponsor will beneficially own     shares of our common stock, or approximately  % of our total outstanding shares of common stock. Our Sponsor will be party to a registration rights agreement, which will require us to effect the registration of any shares of common stock that it beneficially owns in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of      shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could materially and adversely affect the price of our Class A common stock.

We, our directors and executive officers and the holders of substantially all of our Class A common stock will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock or securities convertible into or exercisable or exchangeable for common stock for a period of  days following the date of this prospectus. Please see “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the shares of common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could materially and adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having the designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, that our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our Class A common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our Class A common stock and other securities and their trading volume to decline.

The Class M Units in ER Holdings will cause increasing dilution to holders of Class A common stock and holders of Class B Units, pro rata, if our business appreciates in value.

The Class M Units in ER Holdings are structured as “profits interests” for U.S. federal income tax purposes. Accordingly, the Class M Units participate in a portion of the profits and appreciation of ER Holdings above specified threshold amounts for each Class M Unit (which may be adjusted from time to time, including in connection with capital contributions). As a result, as our business grows and the equity value of ER Holdings increases, a greater portion of the increased value of our business may be allocated to the Class M Units, reducing the portion of the increased value attributed to the Class A Units of ER Holdings held by ERock. As of the date of this offering, the Class M Units represent a  % interest in ER Holdings on a fully diluted basis. Other than as necessary to reflect certain capital transactions at ER Holdings, including unit splits and additional capital interests, ER Holdings does not expect to issue additional Class M Units in the future.

We will depend on distributions from ER Holdings to pay any taxes and other expenses, including payments under the Tax Receivable Agreement.

We are a holding company and our only business is to act as the managing member of ER Holdings, and our only material assets are Class A Units of ER Holdings, representing approximately  % of the common membership interests of ER Holdings as of     , 2026. We do not have any independent means of generating revenue. We anticipate that ER Holdings is and will continue to be classified as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of ER Holdings (including ERock). Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of ER Holdings. We intend to cause ER Holdings to make pro rata distributions to each of its members, including us, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow us to make payments under the Tax Receivable Agreement. In addition, ER Holdings will reimburse us for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, we will receive a tax distribution payment before the other members of ER Holdings receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members of ER Holdings pro rata in accordance with their assumed tax liabilities. To the extent that we need funds, and ER Holdings is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect our ability to pay taxes and other expenses, including payments under the Tax Receivable Agreement, and affect our liquidity and financial condition. Although we do not currently expect to pay dividends, such restrictions could also affect our ability to pay any dividends (if declared) in the future.

We are required to pay to the TRA Beneficiaries 85% of the tax benefits we receive from tax basis step-ups (and certain other tax assets) attributable to our acquisition membership interests in ER Holdings in connection with the IPO and in the future, and the amount of those payments is expected to be substantial.

In connection with the Reorganization, we will enter into the Tax Receivable Agreement with the TRA Beneficiaries. The Tax Receivable Agreement provides for payment by us to the TRA Beneficiaries of 85% of the amount of the net cash tax savings, if any, that we realize (or, under certain circumstances, are deemed to realize) as a result of (i) increases in tax basis (and use of certain other tax benefits) resulting from our acquisition of membership interests in ER Holdings in connection with the IPO and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) we acquired in the Blocker Mergers and (iii) increases in tax basis resulting from the payments we make to the TRA Beneficiaries under the Tax Receivable Agreement (as well as tax benefits related to imputed interest). We will retain the benefit of the remaining 15% of these net cash tax savings. Generally, payments under the Tax Receivable Agreement will be made to the TRA Beneficiaries based on the tax assets, including basis step-ups and certain other tax assets, delivered by those TRA Beneficiaries in connection with the IPO and in the future. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with the members of ER Holdings and the TRA Beneficiaries that would otherwise have been available to ERock, Inc. for other uses, including reinvestment or dividends to holders of our Class A common stock.

The amount payable under the Tax Receivable Agreement generally will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the use of certain pre-IPO tax attributes and tax benefits resulting from sales and exchanges by continuing members of ER Holdings. We expect that the payments that we may be required to make under the Tax Receivable Agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would be approximately   $ million through 20   . Under such scenario, we would be required to pay the TRA Beneficiaries 85% of such amount, or   $ million through 20   .

The term of the Tax Receivable Agreement will commence upon the completion of the IPO and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been used or have expired, or the Tax Receivable Agreement is terminated in accordance with its terms. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the TRA Beneficiaries. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The actual tax benefit, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the price of our common stock at the time of the exchange; the timing of future exchanges; the extent to which exchanges are taxable; the amount and timing of the use of tax attributes; the amount, timing and character of our income; the U.S. federal, state, local and non-U.S. tax rates then applicable; the depreciation and amortization periods that apply to the increases in tax basis; the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement; and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Because of these factors, estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise. We anticipate that the payments that we will be required to make to the beneficiaries under the Tax Receivable Agreement may be substantial. We expect to receive distributions from ER Holdings in order to make any required payments under the Tax Receivable Agreement. However, we may need to incur debt to finance payments under the Tax Receivable Agreement to the extent such distributions or our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by ER Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreement.

For the sake of illustration, assuming all outstanding membership interests in ER Holdings held by TRA Beneficiaries are exchanged for shares of Class A Common Stock, the estimated tax benefits to us subject to the Tax Receivable Agreement would be approximately $    and the related undiscounted payment to the TRA Beneficiaries equal to 85% of the benefit would be approximately $    , assuming (i) exchanges occurred on the same day, (ii) a share price of $     per share of Class A common stock, (iii) no material changes in relevant tax law, (iv) a constant combined effective income tax rate of  % and (v) that we have sufficient taxable income in each year to use on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Beneficiaries that will not benefit certain holders of our Class A common stock to the same extent that they will benefit the TRA Beneficiaries.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Beneficiaries that will not benefit certain holders of our Class A common stock to the same extent that they will benefit the TRA Beneficiaries. Additionally, we are a holding company and have no material assets other than our ownership equity interests in ER Holdings. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock is subject to ER Holdings providing distributions to us and the restrictions in our other organizational documents. If ER Holdings makes such distributions, the holders of Class B Units and Class M Units generally will be entitled to receive equivalent distributions from ER Holdings on a pro rata basis. However, because we must pay taxes, make payments under the Tax Receivable Agreement, and pay our expenses, any amounts ultimately paid as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by ER Holdings to holders of Class B Units and Class M Units on a per unit basis. This feature and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

As a result of the Tax Receivable Agreement, interests of the Continuing Equity Unitholders and Continuing Profits Interest Unitholders may conflict with those of other holders of our Class A common stock including connection with certain potential future transactions.

As discussed above, our organizational “UP-C” structure, including the Tax Receivable Agreement, confers certain benefits upon certain of the Continuing Equity Unitholders and Continuing Profits Interest Unitholders that will not benefit the holders of our Class A common stock. Certain of the Continuing Equity Unitholders and Continuing Profits Interest Unitholders may receive payments from us under the Tax Receivable Agreement upon any redemption or exchange of their ER Holdings units, including in connection with a voluntary termination of the Tax Receivable Agreement or following a change of control transaction. Furthermore, so long as the Tax Receivable Agreement is outstanding and in effect, any distributions we receive from ER Holdings must first be used by us to meet our obligations under the Tax Receivable Agreement and to pay our taxes and other legal compliance obligations. As a result, the interests of such Continuing Equity Unitholders and Continuing Profits Interest Unitholders may conflict with the interests of holders of our Class A common stock.

For example, in connection with a change of control transaction, certain valuation assumptions in the Tax Receivable Agreement would apply, potentially increasing the amount of or accelerating the timing of, payments that otherwise would be made to the TRA Beneficiaries pursuant to the Tax Receivable Agreement. The prospect of receiving enhanced Tax Receivable Agreement payments could impact the Continuing Equity Unitholders’ and Continuing Profits Interest Unitholders’ support for a change of control transaction and/or their view of the appropriateness of the consideration received for our Class A common stock, even though such transactions might involve risks or may not prove beneficial to holders of our Class A common stock. Similarly, the cost associated with such enhanced payments may influence a prospective buyer’s valuation of our shares. In addition, the structuring of future transactions may take into consideration tax or other considerations of such Continuing Equity Unitholders and Continuing Profits Interest Unitholders even in situations where no similar considerations are relevant to us or beneficial to our public stockholders. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by us and certain Continuing Equity Unitholders and Continuing Profits Interest Unitholders.

The application of certain valuation assumptions under the Tax Receivable Agreement in the case of certain changes of control or other events may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the event of certain changes of control, certain material breaches of the Tax Receivable Agreement by us, or an insolvency event, the calculation of certain future payments made under the Tax Receivable Agreement will use certain valuation assumptions, including that (i) in the case of a change of control, any exchangeable membership interests of ER Holdings (other than those held by us) outstanding on the date the change of control becomes effective are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of common stock on the date the change of control becomes effective and (ii) we will have sufficient taxable income to fully use (A) the tax attributes covered by the Tax Receivable Agreement and (B) any remaining net operating losses subject to the Tax Receivable Agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the 15-year period after the change of control or other relevant event. Such payments may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement following a change of control may be substantial and may be in excess of 85% of our actual cash tax benefits. As a result, the assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

In certain cases, payments under the Tax Receivable Agreement to the TRA Beneficiaries may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Under the Tax Receivable Agreement, if we exercise our right to terminate the Tax Receivable Agreement early, or we breach any of our material obligations under the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement to make payments would be accelerated and based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

As a result, the amount we are required to pay under the Tax Receivable Agreement may significantly exceed 85% of the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement or that are prior to the actual realization, if any, of such future tax benefits.

In certain circumstances, cash and other assets retained by ERock may disproportionately benefit the Continuing Equity Unitholders and Continuing Profits Interest Unitholders relative to holders of our Class A common stock.

We expect that ER Holdings is and will continue to be classified as a partnership for U.S. federal income tax purposes. As such, ER Holdings generally is not subject to U.S. federal income tax under existing law. Instead, taxable income will be allocated to its members, including us.

Pursuant to the sixth amended and restated limited liability company agreement of ER Holdings (the “A&R LLCA”), ER Holdings will make tax distributions to its members, including us, which generally will be pro rata based on the ownership of ER Holdings units, calculated using an assumed tax rate, to enable each of the members to pay taxes on that member’s allocable share of ER Holdings’ net taxable income. Generally, these tax distributions will be computed based on our estimate of the net taxable income of ER Holdings allocable per unit (based on the member which is allocated the largest amount of taxable income on a per interest basis) multiplied by an assumed tax rate generally equal to the highest combined U.S. federal and state and local marginal income tax rate applicable to any holder of Class B Units (taking into account certain other assumptions, including the deductibility of state and local taxes for U.S. federal income tax purposes, and calculated without regard to certain tax benefits particular to a member, including many of the benefits that are taken into account under the Tax Receivable Agreement). Under applicable tax rules, ER Holdings is required to allocate net taxable income disproportionately to its members in certain circumstances.

As a result of potential differences in the amount of net taxable income allocable to us and to other members of ER Holdings, as well as the use of an assumed tax rate in calculating ER Holdings’ tax distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to holders of our Class A common stock or by reinvesting the proceeds. Funds used by ER Holdings to satisfy its tax distribution obligations generally will not be available for reinvestment in its business and the tax distributions ER Holdings will be required to make may be substantial.

To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to ER Holdings, the Continuing Equity Unitholders and Continuing Profits Interest Unitholders would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their Class B Units or Class M Units, notwithstanding that such holders may have participated previously as holders of Class B Units or Class M Units in distributions by ER Holdings that resulted in such excess cash balances at ERock. Specifically, because any such retained proceeds would increase the value of the Class A common stock but would not correspondingly increase the value of the Class B Units, a Continuing Equity Unitholder who exchanges their Class B Units (or a Continuing Profits Interest Unitholder who first exchanges their Class M Units for Class B Units) at a time when we have retained proceeds could receive Class A common stock that is worth more than the exchanged Class B Units.

The A&R LLCA will include mechanisms designed to reduce or eliminate any such benefit. Specifically, the A&R LLCA will provide that we generally will be required to either distribute any such proceeds to our stockholders or reinvest any such proceeds (other than immaterial proceeds). Additionally, ER Holdings may adjust either the number of Class A Units, Class B Units, and Class M Units then outstanding or the exchange ratio between Class B Units and Class A common stock to maintain parity between the Class B Units and the Class A common stock (i.e., to ensure, to the extent possible, that the value of the Class B Unit exchanged equals the value of the shares of Class A Common Stock received in that exchange). There can be no assurance, however, that these mechanisms will fully prevent in whole or in part the economic benefit described above. Holders of our Class A common stock should be aware that this structural feature of our organization may result in the Continuing Equity Unitholders receiving disproportionate economic benefits relative to pre-exchange holders of our Class A common stock, particularly during periods of significant distributions by ER Holdings.

The IRS might challenge the tax basis step-ups and other tax benefits we receive in connection with the IPO and the related transactions and in connection with future acquisitions of membership interests in ER Holdings.

The Blocker Mergers and future Exchanges may result in increases in the tax basis of the assets of ER Holdings that otherwise would not have been available. These increases in tax basis are expected to increase, or deemed to increase (for U.S. federal income tax purposes) our depreciation and amortization and, together with other tax benefits, reduce the amount of tax that we would otherwise be required to pay, although it is possible that the Internal Revenue Service (the “IRS”) might challenge all or part of these tax basis increases or other tax benefits, and a court might sustain such a challenge. Our ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed above and below, including the timing and amount of our future income. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement if the basis increases or other tax benefits described above are successfully challenged by the IRS or another taxing authority (other than by an offset against future payments under the Tax Receivable Agreement). As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of our ultimate cash tax savings.

We may incur tax and other liabilities attributable to the Blocked Unitholders as a result of certain reorganization transactions.

In connection with the Blocker Mergers, we issued shares of Class A common stock as merger consideration to the Blocked Unitholders. As the successor to these merged entities, we generally will succeed to and be responsible for any outstanding or historical tax or other liabilities of the Blocker Companies, including any liabilities incurred as a result of the Blocker Mergers. Any such liabilities for which we are responsible could have an adverse effect on our liquidity and financial condition.

We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.

Under the U.S. federal partnership audit rules, subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity treated as a partnership for U.S. federal income tax purposes (and any holder’s share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected at the entity level. ER Holdings (or any of its applicable subsidiaries or other entities in which ER Holdings directly or indirectly invests that are classified as partnerships for U.S. federal income tax purposes) may be required to pay additional taxes, interest, and penalties as a result of an audit adjustment, and us, as a member of ER Holdings (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes similarly could result in ER Holdings (or any of its applicable subsidiaries or other entities in which it directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest and penalties.

Under certain circumstances, ER Holdings or an entity in which ER Holdings directly or indirectly invests may be eligible to make an election to cause members of ER Holdings (or such other entity) to take into account the amount of any underpayment, including any interest and penalties, in accordance with such member’s share in ER Holdings in the year under audit. We will decide whether to cause ER Holdings to make this election (subject to the terms of the A&R LLCA); however, there are circumstances in which the election may not be available and, in the case of an entity in which ER Holdings directly or indirectly invests, such decision may be outside of our control. If ER Holdings or an entity in which ER Holdings directly or indirectly invests does not make this election, the then-current members of ER Holdings (including us) could economically bear the burden of the underpayment.

If ER Holdings is or were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and ER Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that ER Holdings is not and does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is an entity that otherwise would be treated as a partnership for U.S. federal income tax purposes, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof.

If ER Holdings is or were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and ER Holdings, including as a result of our inability to file a consolidated U.S. federal income tax return with ER Holdings. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of ER Holdings’ assets) were subsequently determined to have been unavailable.

All of the net proceeds of this offering will be used to purchase Class A Units of ER Holdings, after which we intend to cause ER Holdings to use such proceeds to repay certain existing indebtedness, and therefore will not be available to fund our operations absent distributions from ER Holdings.

As described in “Use of Proceeds,” we intend to use all of the net proceeds from this offering to purchase Class A Units from ER Holdings at a per interest purchase price equal to the per share price paid by the underwriters for our Class A common stock in this offering. We intend to then cause ER Holdings to use the net proceeds of such purchase to repay approximately $   of the outstanding indebtedness under the 2025 Term Loan and $   of the outstanding indebtedness under the 2025 Convertible Notes, unless otherwise converted into equity pursuant to the terms thereof, and to use the remaining net proceeds of such purchase for general corporate purposes, which may include deployment and manufacturing capacity, furthering commercialization of our power systems and expanding our product and services offerings. Consequently, a substantial portion of the proceeds of this offering will not be available to fund our operations, capital expenditures or acquisition opportunities unless subsequently distributed to us by ER Holdings. See “Use of Proceeds.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. Forward-looking statements include those that express a belief, expectation or intention, as well as those that are not statements of historical fact. Forward-looking statements include information regarding our future plans and goals, as well as our expectations with respect to:

•	our business strategy and future growth prospects;

•	our industry;

•	integration of acquired businesses;

•	our future profitability, cash flows and liquidity;

•	our financial strategy, budget, projections and operating results;

•	the amount, nature and timing of our capital expenditures and the impact of such expenditures on our performance;

•	the availability and terms of capital;

•	the market for distributed power generation;

•	competition and government regulations; and

•	general economic conditions.

These forward-looking statements may be accompanied by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “should,” “could,” “would,” “likely,” “future,” “budget,” “pursue,” “target,” “seek,” “objective” or similar expressions that are predictions of or indicate future events or trends that do not relate to historical matters.

The forward-looking statements in this prospectus speak only as of the date of this prospectus, or such other date as specified herein. We disclaim any obligation to update these statements unless required by law, and we caution you not to place undue reliance on them. Forward-looking statements are not assurances of future performance and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	expectations regarding demand for distributed energy generation and acceptance of our power system solutions across end markets;

•	estimates and assumptions regarding market opportunity, growth forecasts and revenue expectations;

•	our history of losses and ability to achieve and sustain profitability;

•	the realization of revenue from contracted backlog and services arrangements, including customer payment risk;

•	risks associated with project development, construction, installation, utility interconnection, fuel supply, cost overruns and delays;

•	reliance on a limited number of customers and the loss of, or adverse developments affecting, major customers;

•	competition from larger competitors and alternative technologies;

•	operational and safety risks, including the adequacy of insurance and indemnification arrangements;

•	geographic concentration of operations, including regulatory, market and weather-related risks in Texas and California;

•	customer financing constraints and the significant upfront cost of our power systems;

•	our ability to scale manufacturing and assembly capacity in a timely and cost-effective manner;

•	disruptions at assembly facilities and dependence on third-party suppliers and supply chains;

•	the impact of tariffs, trade restrictions and other cost pressures;

•	compliance with applicable laws, regulations and permitting requirements;

•	protection of intellectual property, including risks of infringement claims;

•	internal control, financial reporting and public company compliance risks;

•	cybersecurity, IT and data security risks;

•	conflicts of interest and risks related to our Sponsor;

•	risks related to our corporate structure; and

•	other risks and uncertainties inherent in our business.

These and other important factors that could affect our operating results and performance are described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus and elsewhere within this prospectus. Should one or more of the risks or uncertainties described in the documents above or in this prospectus occur, or should underlying assumptions prove incorrect, our actual results, performance, achievements or plans could differ materially from those expressed or implied in any forward-looking statements. All such forward-looking statements in this prospectus are expressly qualified in their entirety by the cautionary statements in this section.

ORGANIZATIONAL STRUCTURE

Organizational Structure Prior to the IPO

The diagram below depicts the current organizational structure of ER Holdings.

Organizational Structure Following the Reorganization

Immediately after the transactions associated with the IPO, we will be a holding company, and our sole material assets will be equity interests held directly or indirectly through wholly owned subsidiaries in ER Holdings. As the managing member of ER Holdings, we will operate and control all of the business and affairs of ER Holdings and, through ER Holdings and its subsidiaries, conduct our business. The Reorganization lacks economic substance and therefore will be accounted for in a manner consistent with a reorganization of entities under common control. As a result, our consolidated financial statements will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of ER Holdings, our predecessor. We will consolidate ER Holdings in our consolidated financial statements and record a non-controlling interest related to the Units held by the Continuing Equity Unitholders on our consolidated balance sheet and statement of income.

As further described herein, in connection with the completion of this offering we will complete a series of reorganization transactions, including:

(1)

The limited liability company agreement of ER Holdings will be amended and restated to, among other things, modify its capital structure by reclassifying its interests as follows (as further described under “Organizational Structure—Reclassification and Amendment and Restatement of the Limited Liability Company Agreement of ER Holdings” and “Executive Compensation”):

•	Common and Preferred Units held by the Blocker Companies will be converted into Class A Units;

•	Common and Preferred Units held by the Continuing Equity Unitholders will be converted into Class B Units; and

•	Compensatory Units held by the Continuing Profits Interest Unitholders will be converted into Class M Units.

(2)	Our certificate of incorporation will be amended and restated to, among other things, authorize two classes of common stock.

(3)	The Continuing Equity Unitholders will receive the number of shares of our Class B common stock equivalent to the number of Class B Units held by each such Continuing Equity Unitholders.

(4)

We will sell to the underwriters in this offering      shares of our Class A common stock, or      shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

(5)

We will use approximately $    of the net proceeds of this offering to purchase      Class B Units from certain Continuing Equity Unitholders and Class M Units from certain Continuing Profits Interest Unitholders at a per unit price equal to the per share price paid by the underwriters for our Class A common stock in this offering (or $    if the underwriters exercise their option to purchase additional shares in full). Such units will be immediately exchanged by ER Holdings for an equivalent number of Class A Units.

(5)	The Blocked Unitholders will receive shares of our Class A common stock pursuant to the Blocker Mergers as defined and described in “Organizational Structure—Blocker Mergers.”

The Continuing Equity Unitholders will hold all of the initially outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder to one vote for each share held of record on all matters to be voted on by our stockholders generally, with the number of shares of Class B common stock held by each Continuing Equity Unitholder being equivalent to the number of Class B Units held by each such Continuing Equity Unitholder. If at any time the ratio at which Class B Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Limited Liability Company Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders to retain their equity ownership in ER Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Class B Units and Class M Units, respectively. Investors in this offering and the Blocked Unitholders will, by contrast, hold their equity ownership in ERock, an entity classified as a corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the tax benefits to the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders associated with our UP-C structure is that future taxable income of ER Holdings that is allocated to the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders will be taxed on a flow-through basis and therefore will not be subject to entity-level U.S. federal income taxes at ER Holdings. Additionally, because the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders may cause their membership interests in ER Holdings to be redeemed by ER Holdings (or, at our option, directly exchanged by ERock) for, at our election, either cash or newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications), the UP-C structure also provides the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See the section entitled “Risk Factors—Risks Related to Our Corporate Structure, Our Class A Common Stock and this Offering” for additional information on our organizational structure, including the Tax Receivable Agreement.

The diagram below depicts our organizational structure immediately following the Transactions.

(1)	At the closing of this offering, ERock will own Class A Units of ER Holdings.
(2)

Each share of Class A common stock of ERock will be entitled to one vote and will vote together with the Class B common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. See “Description of Capital Stock—Common Stock—Class A Common Stock.”

(3)

Each share of Class B common stock is entitled to one vote and will vote together with the Class A common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. The Class B common stock will have no economic rights in ERock. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Upon consummation of the Reorganization and immediately prior to the IPO, our pre-IPO owners will hold shares and interests (that may be exchanged) for an aggregate of      shares of Class A common stock and      shares of Class B common stock, which we refer to as the “diluted pre-IPO shares outstanding,” consisting of (i) issued and outstanding shares of Class B common stock held by the Continuing Equity Unitholders, (ii) shares of Class A common stock issuable on a one-for-one basis in exchange for Class B Units held by our Continuing Equity Unitholders, and (iii) shares of Class A common stock issuable on a one-for-one basis in exchange for Class B Units that may be obtained by our Continuing Profits Interest Unitholders upon an exchange of their Class M Units for Class B Units.

Although the relative ownership among these categories of pre-IPO owners and the number of shares of Class A common stock into which their respective interests may be exchanged will depend on the actual offering price, the total diluted pre-IPO shares outstanding will not change.

Incorporation of ERock

We were incorporated as a Delaware corporation on January 20, 2026 as Enchanted Rock, Inc. Effective March 17, 2026, we amended our certificate of incorporation to change the name of our Company to ERock, Inc. We have not engaged in any business or other activities except in connection with our formation and the IPO. The amended and restated certificate of incorporation of us authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of the Limited Liability Company Agreement of ER Holdings

Prior to the completion of this offering, the limited liability company agreement of ER Holdings will be amended and restated to, among other things, modify its capital structure by reclassifying (1) its outstanding Common and Preferred Units held by the Blocker Companies into a new class of membership interests that we refer to as “Class A Units,” (2) its outstanding Common and Preferred Units held by the Continuing Equity Unitholders into a new class of membership interests that we refer to as “Class B Units,” and (3) its outstanding Compensatory Units held by the Continuing Profits Interest Unitholders into a new class of membership interests that we refer to as “Class M Units” (the “Reclassification”). We refer to the Reclassification, the amendment and restatement of the limited liability company agreement, the transactions described below under “Blocker Mergers,” and the entry into the Tax Receivable Agreement described below as the “Reorganization.” As a result of the Reorganization, our pre-IPO owners will hold their ownership interests directly in ER Holdings (in the case of the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders) or indirectly in ER Holdings (in the case of the Blocked Unitholders).

The A&R LLCA will entitle any holder of Class M Units to convert their Class M Units into Class B Units of equivalent value at the time of the conversion. We will not issue any shares of Class B common stock to an exchanging holder of Class M Units. The A&R LLCA will entitle any holder of Class B Units (including any holder of Class B Units that obtains those Class B Units from an exchange of Class M Units) to exchange their Class B Units for Class A common stock on a one-for-one basis, or, at our election in our sole discretion, for cash. The exchange ratio is subject to appropriate adjustment by us in the event Class A Units are issued to us without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions. The A&R LLCA will provide that any holder of Class B Units will not have the right to exchange Class B Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us, ER Holdings, or any of their subsidiaries to which the holder of Class B Units is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that ER Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The A&R LLCA also provides for mandatory exchanges under certain circumstances, including at the option of us if the number of Class A Units, Class B Units and Class M Units outstanding and held by its members (other than those held by us) is less than 15% of the outstanding Class A Units, Class B Units and Class M Units of ER Holdings or in the discretion of us with the consent of holders of at least 50% of the outstanding Class B Units. Shares of Class B common stock retired upon an exchange will be restored to the status of authorized but unissued shares of Class B common stock.

Pursuant to the A&R LLCA, we will become the sole managing member of ER Holdings. Accordingly, we will have the right to determine when distributions will be made to the holders of Class A Units, Class B Units and Class M Units and the amount of any such distributions. If we, as the managing member, authorize a distribution, such distribution generally will be made to the holders of Class A Units, Class B Units and Class M Units pro rata in accordance with the percentages of the total number of units of ER Holdings that are issued and outstanding at the time of the distribution. However, any portion of a distribution (other than a tax distribution) that would be payable with respect to a Class M Unit for which the applicable threshold amount has not yet been satisfied will instead be distributed to the other unitholders in accordance with the proportions described in the previous sentence.

We, the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders will each incur U.S. federal, state, and local income taxes on our respective allocable shares of any taxable income of ER Holdings. Net profits and net losses of ER Holdings generally will be allocated to its owners (including us) pro rata in accordance with the percentages of their respective units held, except as otherwise required by law. The A&R LLCA will provide for cash distributions to us, the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders if we determine that the taxable income of ER Holdings will give rise to net allocations of taxable income for us, the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders. In accordance with the A&R LLCA, we intend to cause ER Holdings to make cash distributions to us, the Continuing Equity Unitholders and the Continuing Profits Interest Unitholders for purposes of funding our respective tax obligations in respect of the income of ER Holdings that is allocated to us. The assumed tax rate for purposes of determining tax distributions from ER Holdings to its owners will be the highest combined federal, state, and local tax rate that may potentially apply to an individual resident in the U.S. (as reasonably determined by ER Holdings). See “Certain Relationships and Related Person Transactions—Limited Liability Company Agreement.”

Blocker Mergers

Before the IPO, the Blocked Unitholders hold their interests in ER Holdings through certain entities that are classified as corporations for U.S. federal income tax purposes (the “Blocker Companies”). Immediately after and in connection with the IPO, we will enter into certain restructuring transactions (such transactions, the “Blocker Mergers”) that will result in the Blocked Unitholders acquiring      shares of newly issued Class A common stock in exchange for our acquisition of the Blocker Companies and, indirectly, the equivalent number of Class A Units held by the Blocker Companies. Each of the Blocker Companies initially will become a wholly owned subsidiary of us and then be merged into us.

Tax Receivable Agreement

Prior to the completion of the IPO, we will enter into the Tax Receivable Agreement with certain of our pre-IPO owners that provides for our payment to such pre-IPO owners of 85% of the net cash tax savings, if any, that we actually realize, or are deemed to realize (calculated using certain assumptions), as a result of (i) certain increases in, or adjustments to, the tax basis of assets of ER Holdings and its subsidiaries resulting from exchanges of ER Holdings membership interests in the future, (ii) certain tax attributes available to us as a result of the Reorganization, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. Exchanges are generally expected to result in increases in the tax basis of the assets of ER Holdings. The tax attributes covered under the Tax Receivable Agreement may reduce the amount of U.S. federal, state, and local tax that we would otherwise be required to pay in the future. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed blended state and local income tax rate of   %

(as adjusted to take into account the U.S. federal tax benefit of such taxes) to calculate the tax benefits. This payment obligation is our obligation and not an obligation of ER Holdings. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Offering Transactions

We intend to use all of the proceeds (net of underwriting discounts and commissions) from our issuance of shares of Class A common stock in the IPO (excluding any proceeds from the issuance of shares pursuant to any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to acquire an equivalent number of newly issued Class A Units from ER Holdings. Assuming that the shares of Class A common stock to be sold by us in the IPO are sold at $     per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering, we will acquire from ER Holdings an equivalent number of newly issued Class A Units for an aggregate of $    . The issuance of such newly issued Class A Units by ER Holdings to us will correspondingly dilute the ownership interests of the Continuing Equity Unitholders and Continuing Profits Interest Unitholders in ER Holdings.

USE OF PROCEEDS

We expect to receive approximately $    of net proceeds from this offering (or $    if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), based upon the assumed initial public offering price of $    per share (which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See “Underwriting.”

We intend to use $     of the net proceeds from this offering to purchase    Class A Units from ER Holdings at a per interest purchase price equal to the per share price paid by the underwriters for our Class A common stock in this offering. Subsequently, we intend to cause ER Holdings to use the net proceeds of such purchase to repay approximately $    of the outstanding indebtedness under the 2025 Term Loan and $     of the outstanding indebtedness under the 2025 Convertible Notes, unless otherwise converted into equity pursuant to the terms thereof. The 2025 Term Loan has a maturity date of November 29, 2030. Interest on the 2025 Term Loan is payable monthly and accrues at a rate equal to the greater of (i) the prime rate plus 2.25% and (ii) 9.50%, and prepayment of the 2025 Term Loan is subject to a fee in the amount of 7.00% of the initial principal amount. The 2025 Convertible Notes have a maturity date of December 27, 2026, with respect to 2025 Convertible Notes originally issued under the 2024 Note Purchase Agreement, or of April 29, 2027, with respect to 2025 Convertible Notes originally issued on or after the effective date of the A&R Note Purchase Agreement, and bear interest at 15.0% per annum, compounding quarterly, with interest paid in kind. The proceeds of the 2025 Term Loan and the 2025 Convertible Notes have been used for working capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We intend to use (i) approximately $     , or approximately $     if the underwriters exercise in full their option to purchase additional Class A common stock, of the net proceeds from this offering to purchase Class B Units from certain Continuing Equity Unitholders and Class M Units from certain Continuing Profits Interest Unitholders, at a per unit price equal to the per share price paid by the underwriters for our Class A common stock in this offering and (ii) approximately $    , or approximately $     if the underwriters exercise in full their option to purchase additional Class A common stock, of the net proceeds from this offering to pay the cash consideration to the Blocked Unitholders in connection with the Blocker Mergers.

Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to cause ER Holdings to use the remaining net proceeds for working capital and other general corporate purposes.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 change in the assumed initial public offering price of $    per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to change by approximately $    million, assuming no change to the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus. Similarly, an increase (decrease) of one million shares of Class A common stock sold in this offering by us would increase (decrease) our net proceeds by $    million, assuming the initial public offering price of $    per share, (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the proceeds increase for any reason, we would use the additional net proceeds for other general corporate purposes. If the proceeds decrease for any reason, then we expect that we would retain less net proceeds for general corporate purposes.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends, restrictions in our existing and any future debt agreements and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2025, of

•	ER Holdings on a historical basis; and

•

ERock on a pro forma basis to give effect to the Reorganization and the issuance and sale of shares of Class A common stock in this offering at an initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus), after (a) deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (b) the application of the proceeds from this offering, as described under “Use of Proceeds.”

The table below should be read in conjunction with, and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements appearing elsewhere in this prospectus.

	As of December 31, 2025
(Dollars in thousands, except par values)	Historical ER Holdings	Pro Forma ERock
Cash and cash equivalents	$108,097	$

Long-term debt, including current portions:
2025 Credit Agreement(1)	28,944
December 2024 Convertible Note(2)	9,132
Additional 2024 Convertible Notes(3)	8,974
2025 Convertible Notes(4)	12,934
Rights offering convertible notes	44

Total long-term debt	$60,028	$

Mezzanine equity:	—
Series A preferred units, 163,975 units authorized, issued and outstanding	46,690
Total mezzanine equity	$46,690	$

Members’ / Stockholders’ equity:
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	$(112,155)
Class B common stock, $0.01 par value; no shares authorized, issued and outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	—
Additional paid-in capital	—
Noncontrolling interest	38

Total members’ / stockholders’ equity	$(112,117)	$

Total capitalization	$(5,399)	$

(1)	As of December 31, 2025, $30,000 of principal remained outstanding under the 2025 Credit Agreement.
(2)	As of December 31, 2025, $11,606 of principal and accrued PIK interest remained outstanding under the December 2024 Convertible Note.
(3)	As of December 31, 2025, $11,405 of principal and accrued PIK interest remained outstanding under the Additional 2024 Convertible Notes.
(4)	As of December 31, 2025, $16,930 of principal and accrued PIK interest remained outstanding under the 2025 Convertible Notes.

The information presented above assumes no exercise of the underwriters’ option to purchase additional shares from us. The table does not reflect shares of common stock reserved for issuance under our 2026 Plan and 2026 ESPP which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma net tangible book value as of December 31, 2025 was approximately $    , or $    per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of shares of Class A common stock that will be outstanding immediately prior to the closing of this offering, after giving effect to the Reorganization and assuming that all of the Continuing Equity Unitholders exchanged their Class B Units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such Class B Units and Class M Units were immediately exchangeable.

After giving effect to (i) the Reorganization and (ii) the sale of      shares of Class A common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming the exchange of all Class B Units outstanding immediately following the completion of the Reorganization and this offering for shares of our Class A common stock as if such units were immediately exchangeable, and (iii) the application of such proceeds as described in the section entitled “Use of Proceeds,” our adjusted pro forma net tangible book value as of December 31, 2025 would have been approximately $    , or $    per share. This represents an immediate increase in the pro forma net tangible book value of $    per share to existing equity holders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $    per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2025	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

As adjusted pro forma net tangible book value per share after giving further effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

The information in the preceding table is based on an assumed offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by approximately $     million and increase or decrease the dilution per share of Class A common stock to new investors in this offering by $     per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $     per share and increase or decrease, as applicable, the dilution to new investors in this offering by $     per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2025, the total number of shares of common stock owned by existing equity holders and to be owned by new investors, the total consideration paid, and the average price per share paid by existing equity holders and to be paid by new investors in this offering at $    , calculated before deduction of underwriting discounts and commissions.

	Shares Acquired(1)			Total Consideration(2)				Average Price Per Share
	Number	Percent		Amount		Percent
Existing equity holders			%	$			%	$
New investors in this offering			%				%	$

Total		100.0%			$	100.0%		$

(1)

If the underwriters exercise their option to purchase additional shares in full, our existing equity holders would own approximately     % and our new investors in this offering would own approximately     % of the total number of shares of our common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $ (or %).

The data in the table excludes    shares of Class A common stock initially reserved for issuance under our 2026 Plan and      shares of Class A common stock initial reserved for issuance under our 2026 ESPP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, include forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our Predecessor

ERock, Inc. was formed in January 2026 and does not have historical financial results. Unless otherwise indicated, the historical financial information presented in this document is that of Enchanted Rock Holdings, LLC. Enchanted Rock Holdings, LLC, together with its subsidiaries, is the predecessor to ERock, Inc.

Overview

We are a vertically integrated company that designs, deploys, operates and maintains multi-purpose distributed power systems, consisting of our proprietary, low emission, quick-response natural gas generator and embedded software technology, for our customers. Our resilient, cost-effective, modular power systems can be rapidly deployed at a scale of more than 1 GW to meet our customers’ full range of power needs, including bridge, backup and dispatchable power applications, and are supported by our O&M and asset management services. We primarily serve data centers, utilities and large C&I businesses across nine U.S. states, with our largest operating footprints located in California and Texas, where we anticipate disproportionate growth and market potential driven by high data center demand in the near- and medium-term. With over 15 years of operational experience and approximately 400 operational sites, we believe we are one of the most established, proven providers in the distributed power generation market.

Over the last 15 years, we have established deep expertise and a proven track record in the deployment of complex integrated power systems through our ERock Platform. Most of our sales include the comprehensive design, delivery, installation and long-term services provided by the ERock Platform. We deliver cost-effective, turnkey speed-to-power and resiliency solutions that supplement and maximize traditional grid infrastructure. Our systems are engineered for superior operational stability, offering the capability of 99.999% reliability, diesel-equivalent transient performance, quieter operation, cleaner emissions, rapid deployment and no on-site water required. Once interconnected, our market operations and dispatch management platform enables customers to utilize our systems for backup power or to strategically dispatch capacity during peak demand or scarcity events.

At the core of our power systems is our RockBlock, a modular, distributed generator string that incorporates our proprietary natural gas engine, scales in 0.5 MW increments from 1.5 MW to 3.5 MW per RockBlock and is assembled in-house. Complementing our generator technology is our Granite Software Ecosystem, a proprietary software that is embedded in our power systems and enables us to use operating data to improve operations for high reliability at a lower cost. We produce our proprietary engines and generators at our Titan facility and are increasing capacity with the development of our Hyperion facility, both located in Houston, Texas. Our assembly model is designed to scale efficiently and rapidly to meet growing customer demand and service our backlog, leveraging a high-volume, largely multi-sourced supply chain and standardized assembly processes.

Over the past decade, we have built a foundation of deep trust and relationships with leading data center and artificial intelligence ecosystem companies, such as Microsoft, Wistron and Foxconn, electric and gas utilities, such as Entergy and ComEd, and C&I customers, such as H-E-B and Walmart, with approximately 50 customers in those end markets, establishing ourselves as a critical link where speed-to-power, reliability, flexibility and scale converge in our customer’s power ecosystem. We serve customers across the United States, with a geographic footprint spanning nine states and four major RTOs. Data centers partner with us to accelerate site commissioning and meet stringent reliability, sound and emissions requirements while supporting AI-driven load growth, utilities leverage our systems to address rate pressure, grid stability, reliability and emergency backup, and capacity constraints and demand response, and C&I customers rely on us for resilient backup power and operational continuity as well as cost savings from grid services.

Recent Trends and Outlook

We believe the United States is entering a historic upswing in electricity demand, primarily driven by a generational surge in demand for artificial intelligence, digital infrastructure, and broader electrification, with load growth accelerating to its highest levels in 50 years, projected at approximately 5.7% annually for 2025-2030 representing approximately 43x total growth compared to 2015-2020. This expansion is creating a widening gap between required power capacity and the speed at which traditional utility-scale infrastructure can be developed. As the “Age of Electricity” progresses, the structural mismatch between demand growth and supply addition has intensified, particularly as data center construction timelines (typically two to three years) continue to outpace the four-to-eight-year requirement for new grid and generation infrastructure.

Data centers have emerged as the single largest source of new load growth in the United States, accounting for nearly half of all global data center electricity demand in 2024. Through 2030, this sector is projected to represent half of all U.S. electricity demand growth, a rate of expansion unparalleled in any other global region. Beyond data centers, demand is further bolstered by industrial reshoring, the electrification of transportation, and building electrification. We expect this environment to require up to 170 GW of incremental firm and flexible capacity by 2030 to meet rising peak demand–a shortfall that we believe cannot be met by variable renewables and storage alone under current build-out timelines.

Traditional energy solutions are currently insufficient to meet the magnitude of this demand. Existing infrastructure is under significant strain, with grid congestion and long interconnection queues posing critical barriers to new capacity. In major markets like Northern Virginia, connection timelines for new data center capacity now extend to approximately seven years. Furthermore, global supply chains for essential components, such as transformers and turbines, face multi-year backlogs and lead times ranging from 15 to 24 months. These constraints have led to intensifying reliability risks. Approximately 20% of new data center projects globally are at risk of delay due to grid limitations. Simultaneously, extreme weather events and surging peak loads from EV charging are increasing outage exposure across the U.S. grid. Given that data centers require uninterrupted, firm power with extremely low tolerance for outages, the demand for resilient, “always-on” power solutions has never been higher.

To mitigate grid constraints and ensure operational continuity, there is an increasing trend toward co-locating large loads with onsite or near-site distributed generation. We believe that strategically siting data centers in areas with available grid headroom and utilizing onsite flexible backup systems are vital for maintaining reliability. In this context, natural gas remains a critical firm resource. We anticipate natural gas-fired generation will expand significantly to meet data center loads through 2035, particularly in the United States, where it serves as a leading dispatchable source to support renewable integration. We are well positioned to deliver on the significant market demand for dispatchable, resilient and cost-effective power solutions that can be quickly deployed and commissioned. Through delivering 99.999% reliability and the capability to deliver in less than six months, with full project commissioning typically achieved within 12 to 18 months from contract signing, we provide one of the few scalable solutions capable of addressing near-term capacity needs, particularly in high-growth regions like Texas and California. As natural gas remains a critical firm resource supporting renewable integration, our modular, low-emission solutions enable hyperscale data centers, industrial facilities and utilities to procure reliable, firm power at substantial scale, often reaching several hundred megawatts or over a gigawatt, without the prolonged lead times inherent in traditional transmission expansion. This combination of speed, reliability and flexibility positions us to capture significant share in an increasingly capacity-constrained U.S. power market.

How We Evaluate Our Operations

Our management uses a variety of financial and operating metrics to evaluate and analyze the performance of our business. These metrics help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The key metrics we use to evaluate our business are provided below.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit and Adjusted Gross Margin are financial measures that are not prepared in accordance with GAAP. These non-GAAP financial measures should be read in conjunction with the most directly comparable financial measure calculated and presented in accordance with GAAP.

We believe presenting these non-GAAP financial measures provides useful information to investors because they highlight trends in our underlying operating performance, facilitate comparisons of our core results over time and across peers, and reflect how our management evaluates our business. We also use these non-GAAP financial measures internally for strategic planning, budgeting, forecasting, performance measurement, and resource allocation. We believe that providing investors with access to these measures allows for greater transparency and facilitates comparisons to our historical operating results.

These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the most directly comparable financial measure prepared in accordance with GAAP. In addition, other companies, including companies in our industry, may define these non-GAAP financial measures differently, which may limit their usefulness as comparative measures.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess our operating performance. Management believes these measures are useful because they each allow us to compare our operating performance on a consistent basis across periods. Management also believes Adjusted EBITDA is a useful indicator of our operating performance and Adjusted EBITDA Margin is useful because it provides insight on profitability.

Net loss is the GAAP measure most directly comparable to Adjusted EBITDA, and net loss margin is the GAAP measure most directly comparable to Adjusted EBITDA Margin. We define Adjusted EBITDA as net loss before net interest expense; depreciation and amortization expense; income tax expense; stock-based compensation; and other items management deems non-operational or not reflective of ongoing core operations (e.g. changes in fair value of warrant unit liabilities, professional fees associated with debt and equity transactions, legal settlements). We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues.

The table below presents a reconciliation of net loss and net loss margin to Adjusted EBITDA and Adjusted EBITDA Margin:

	For the Year Ended		Change
	2025	2024	Amount	%
Net loss	$(59,030)	$(56,926)	$(2,104)	3.7%
Interest expense	755	14,331	(13,576)	(94.7%)
Depreciation and amortization expense	3,993	1,859	2,134	114.8%
Loss on debt extinguishment	24,182	—	24,182	N/A
Income tax expense	420	158	262	165.8%
Stock-based compensation	4,610	2,662	1,948	73.2%
Change in fair value of warrants (1)	(1,752)	1,398	(3,150)	(225.3%)
Non-recurring professional fees (2)	4,176	1,606	2,570	160.0%

Adjusted EBITDA	$(22,646)	$(34,912)	$12,266	(35.1%)

Net loss margin	(32.2%)	(44.3%)		12.1%
Adjusted EBITDA Margin	(12.4%)	(27.2%)		14.8%

(1)	Non-cash change in fair value of our warrant liability at December 31, 2024. See Note 13—Equity —Warrant Units, to our consolidated financial statements included in this prospectus for more details.
(2)

Professional fees represent (i) consulting, legal, accounting, and other expenses in connection with the evaluation of potential non-recurring capital markets transactions in 2025 and 2024, (ii) certain consulting, legal, and corporate expenses in connection with debt modifications that occurred in April 2025, and (iii) certain non-recurring placement fees associated with key hires in 2025.

Adjusted Gross Profit and Adjusted Gross Margin

Adjusted Gross Profit and Adjusted Gross Margin are non-GAAP financial measures. We define Adjusted Gross Profit as GAAP gross profit, adjusted to exclude reimbursable variable revenues and costs. We define Adjusted Gross Margin as Gross Margin less reimbursable revenue and cost. Reimbursable variable revenues and costs represents certain revenues and expenses where we serve as the principal in transactions and control the use and timing of the products and services that are being utilized. These costs represent our primary obligation and are recovered from customers at cost without markup pursuant to the terms of our contracts.

We present Adjusted Gross Profit and Adjusted Gross Margin because we believe these measures provide management and investors with a more meaningful view of the underlying economics and profitability of our core operations. Because reimbursable variable revenues and costs are recorded on a gross basis under U.S. GAAP and, by design, offset one another with no material contribution to profit, their inclusion in GAAP revenues and cost of revenues can cause reported gross margin percentages to fluctuate significantly depending on the frequency of underlying activities which can be driven by unpredictable changes in market conditions. By excluding these revenues, Adjusted Gross Margin reflects the margin we earn on the goods and services where we bear economic risk, exercise pricing judgment, and generate value for our customers.

We use Adjusted Gross Profit and Adjusted Gross Margin internally to evaluate segment-level performance, assess pricing and cost trends, and benchmark our profitability against peers whose revenue recognition practices may differ with respect to reimbursable items. We believe this perspective enhances investors’ understanding of the operating leverage and margin trajectory of our business.

Adjusted Gross Profit and Adjusted Gross Margin have limitations as analytical tools. They are not substitutes for GAAP gross profit or GAAP gross margin, and our calculations may not be comparable to similarly titled measures reported by other companies because other entities may not define or calculate these measures in the same manner. In addition, while reimbursable variable costs are excluded because they have immaterial net margin impact, they do represent real cash flows and contractual obligations that affect our working capital and liquidity. Accordingly, these non-GAAP measures should be considered alongside, and not as alternatives to, the GAAP financial measures included in our consolidated financial statements.

	For the Year Ended		Change
	2025	2024	Amount	%
Total Revenues	$183,145	$128,490	54,655	42.5%
Total Cost of Revenues	145,151	111,280	33,871	30.4%
Less: Depreciation and amortization expense	3,993	1,859	2,134	114.8%

Total Gross Profit	$34,001	$15,351	18,650	121.5%

Less: Reimbursable variable revenue	(16,336)	(13,903)	(2,433)	17.5%
Add: Reimbursable variable cost	16,156	14,042	2,114	15.1%

Adjusted Gross Profit	$33,821	$15,490	18,331	118.3%

Gross margin	18.6%	11.9%		6.6%
Adjusted Gross Margin	20.3%	13.5%		6.8%

Operational Measures

Contracted Power System Sales Backlog

Contracted Power System Sales Backlog represents the actual contracted value for purchases of power systems and ESI services, whether invoiced or not, to be invoiced and recognized as revenue as a result of performing our obligations over the term of the contract, assuming no exceptions or contingencies are exercised.

We believe contracted power system sales backlog is an important operating metric because it provides visibility into future revenue from power system sales, reflects underlying demand for our power systems, and helps us plan production, procurement, and workforce requirements.

	As of December 31,		Change
	2025	2024	Amount	%
Contracted Power System Sales Backlog	$1,183,072	$227,656	$955,416	419.7%

For the year ended December 31, 2025, Contracted Power System Sales Backlog increased $955.4 million from the prior year. This increase was driven by new contracts with data center customers, partially offset by net reductions in backlog from utility and commercial and industrial customers as revenue recognized during the period exceeded new bookings in those segments.

Substantially all of the backlog growth in 2025 was attributable to contracts with data center customers, reflecting strong demand for speed-to-power solutions to support accelerated data center development timelines and increasing power requirements associated with AI and digital infrastructure. Geographically, the backlog growth in 2025 was driven predominantly by projects located in Texas, reflecting customer demand in a market characterized by significant load growth and interconnection constraints.

We believe the increase in backlog during 2025 was also supported by our ability to offer near-term deployment timelines, with most new contracts reflecting expected delivery within 12 to 18 months, which we believe is a key differentiator for customers facing multi-year grid interconnection timelines.

Annualized Recurring Service Revenue

Annualized Recurring Service Revenue represents the annualized value of recurring revenue under contracted operations and maintenance service and asset management agreements as of the measurement date, including both fixed contractual payments and variable payments based on typical utilization of such services.

We believe Annualized Recurring Service Revenue is an important operating metric because it reflects a stable base of recurring revenue which is less dependent on new power system sales and more indicative of ongoing services.

	As of December 31,		Change
	2025	2024	Amount	%
	(in thousands)
Annualized Recurring Service Revenue	$22,370	$19,636	$2,734	13.9%

For the year ended December 31, 2025, Annualized Recurring Service Revenue increased $2.7 million, or 13.9%, from 2024. This increase is primarily due to additional systems we commissioned in 2025 which have services contracts and additional services contracts signed associated with new systems we will be building in the future.

Installed Base

Installed Base represents the total installed megawatt capacity of our power systems that have been deployed and are currently operational.

We believe Installed Base is an important operating metric because it reflects the scale of our equipment footprint in the field and is broadly representative of our assets under ongoing services contracts. Most of our deployments include the comprehensive design, delivery, installation and long-term services provided by the ERock Platform.

A larger Installed Base expands our potential to generate ongoing service revenue through maintenance agreements, parts sales, monitoring services, and equipment upgrades or replacements. It also provides insight into customer adoption of our products and the long-term demand for our service offerings.

	For the Years Ended December 31,		Change
	2025	2024	Amount	%
Installed Base in megawatts	1,020	931	89	9.6%

For the year ended December 31, 2025, Installed Base increased 89 megawatts, or 9.6%, from the prior year. This increase is primarily due to additional systems deployed to customers in 2025.

Key Factors Affecting Our Performance

Power and Distributed Generation Demand

Our performance depends on demand for distributed energy generation solutions across data centers, utility and commercial and industrial sectors. Market demand is influenced by trends in electricity usage, including electrification of transportation and buildings, reshoring of manufacturing and rapid growth in data center and AI driven load, as well as customers’ capital spending levels and expectations for the availability, pricing and reliability of grid sourced power. Changes in regulatory policies, technological alternatives, macroeconomic conditions or shifts in customer procurement priorities could materially affect demand for our products.

Cost and Availability of Components or Materials

Our financial performance is affected by the cost, availability and quality of the components and materials used in our power systems. We rely on third-party suppliers, including some that are located overseas, and we are exposed to risks from supply-chain disruptions, commodity price fluctuations, labor and material shortages, geopolitical instability and changes in trade policies or tariffs. Increases in material prices that cannot be passed through to customers, or delays caused by supplier constraints, may lead to installation delays, cancellations or reduced margins.

Regulatory Environment

The construction, installation, operation and economic value of our power systems are subject to federal, state and local regulations relating to building codes, safety, environmental and climate protection, domestic content requirements and related matters, as well as energy market rules, regulations and tariffs. Changes in regulation may extend development timelines or make the deployment of our power systems less economically attractive.

Execution on Pipeline and Expanding Commercial Opportunities

Our growth depends on our ability to convert identified pipeline projects into executed contracts and successfully completed installations. The markets we target are rapidly evolving, and the viability of new commercial opportunities is influenced by shifting customer requirements, emerging technologies, regulatory and permitting dynamics and broader macroeconomic conditions. Failure to execute on our existing pipeline or to expand our commercial footprint in the data center, utility and C&I markets could negatively impact our financial performance.

Timely Project Delivery

Our business depends on our ability to complete generator assembly and power system installations on schedule, as delivery timelines affect both revenue recognition and customer satisfaction. Installation cycles are subject to risks beyond our control, such as required governmental approvals and permits and customer site readiness. Delays in the delivery and installation of our power systems may lead to penalty payments or order cancellations, each of which may adversely affect our financial results.

Factors Affecting the Comparability of Our Financial Results

Impact of the Reorganization

Following the completion of this offering, we will be classified as a corporation for U.S. federal and state income tax purposes. Our predecessor, ER Holdings, is classified as a partnership for U.S. federal income tax purposes and, as such, has generally not been subject to entity-level U.S. federal income tax. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this prospectus do not include any provision for U.S. federal income tax. The Reorganization will be accounted for as a reorganization of entities under common control. As a result, our consolidated financial statements will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of ER Holdings. In addition, in connection with the Reorganization and this offering, we will enter into the Tax Receivable Agreement pursuant to which we will be required to pay the TRA Beneficiaries 85% of the net cash savings, if any, that we are deemed to realize as a result of our use of certain tax benefits described under “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Tax Receivable Agreement.”

Public Company Expenses

We expect to incur additional recurring administrative expenses as a result of becoming a publicly traded corporation that we have not previously incurred, including costs associated with SEC reporting and compliance requirements, annual and quarterly reports to shareholders, transfer agent fees, audit fees, incremental director and officer liability insurance costs, Sarbanes-Oxley compliance readiness, and director and officer compensation. Additionally, in anticipation of this offering, we expect to hire additional employees and consultants, including accounting and legal personnel, in order to prepare for the requirements of being a publicly traded corporation. We additionally expect to incur approximately $7.8 million in incremental, non-recurring costs related to our transition to a publicly traded corporation.

Components of Results of Operations

Revenues

We generate revenue from two primary sources: power system sales and ongoing services. Power system sales can be a combination of power system sales product revenues and power system sales installation services revenues. Each of power system sales and ongoing services can also include warranty services.

Power System Sales Revenues

•

Power System Sales Product Revenues (Generators): We sell generators to commercial and industrial customers. We generally recognize product revenue from the sale of generators at a point in time when control is transferred to the customers. In certain “bill-and-hold” arrangements where the customer requests us to warehouse the generator until the site is ready for installation, control transfers when the generator is ready for physical transfer to the customer, as we have a present right to payment, the customer can direct the use of the generators (i.e. requests shipment to its facility), and legal title has passed to the customer. Furthermore, the generator is identified separately as belonging to the customer, and we cannot use the generator or direct it to another customer.

Power system sales product revenue is driven by contracting for new power system projects, executing on our Contracted Power System Sales Backlog and the timing of assembly and delivery of our generators to customers pursuant to ESI agreements. In 2025, we transitioned the assembly of our generators in-house at our Titan facility, which we expect to increase power system sales product revenue in 2026 compared to 2025 and 2024 due to improved efficiencies in our assembly and delivery capabilities.

•

Power System Sales Installation Services Revenues: We provide services to prepare, construct, and install distributed generation power systems designed to provide resiliency power for commercial and industrial customers. These service contracts can occur over several months or a multiyear period. The revenues through service contracts are generated under fixed-price contracts with certain reimbursable variable costs. We recognize revenue over time because our performance creates or enhances an asset that the customer controls as the asset is created or enhanced. We measure progress using the cost-to-cost method (percentage of costs incurred to total estimated costs), as this best depicts the transfer of value to the customer.

Power system sales installation services revenue is driven by contracting for new power system projects, executing on our Contracted Power System Sales Backlog, and the achievement of milestones in the design, construction and installation of our power systems pursuant to ESI agreements.

Ongoing Services Revenues

•

Ongoing Services: We provide ongoing services to operate and maintain distributed generation power systems designed to provide resiliency power for commercial and industrial customers. These services primarily consist of operations and maintenance (“O&M”) services and asset management services arrangements. Our ongoing services are generally stand-ready obligations satisfied over time. For fixed-fee arrangements, we recognize revenue either (i) ratably over the contract term, or (ii) on an as-invoiced basis, applying the practical expedient to recognize revenue in the amount to which the entity has a right to invoice, if the entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date (e.g. usage-based fees). We also provide extended warranty services in connection with ongoing services that are identified as a separate performance obligation and are recognized ratably over the extended warranty period.

Ongoing services revenue is driven by commissioned power systems and performing our obligations pursuant to O&M and asset management agreements. We expect that our ongoing services revenue to increase as we grow our installed base.

•

Service-Type Warranty: We sell separately priced service-type warranties that provide coverage beyond the standard manufacturer’s warranty. Revenues from these warranties are recognized ratably over the warranty period.

Cost of Revenues

Total cost of revenues consists of cost of power system sales revenues, which includes cost of power system sales product revenues and cost of power system sales installation services revenues, and cost of ongoing services revenues and excludes depreciation and amortization expense, which is shown separately. The cost of ongoing services revenues can also include cost of warranty services revenues.

Cost of Power System Sales Revenues

•

Cost of Power System Sales Product Revenues (Generators): Cost of power system sales product revenues primarily reflect the direct expenditures associated with the engineering, procurement of the components and materials for, and assembly of, our power systems, including our high-efficiency reciprocating engines. These costs are generally recognized at the point in time when control of the product is transferred to the customer. We expect that the cost of power system sales product revenues to increase as we contract for new power system projects, execute on our Contracted Power System Sales Backlog and construct and install our power systems pursuant to ESI agreements.

•

Cost of Power System Sales Installation Services Revenues: Cost of power system sales installation services revenues reflect the construction and installation of our power systems at the customer’s site. These costs include the cost of labor to design our power systems, the cost of components and materials to build our power systems, the cost of labor to assemble and deliver our generators and the cost of labor and materials to construct and install our power systems. Costs related to power system sales installation services revenues are recognized over time in a manner consistent with the recognition of the associated revenues, as project milestones are achieved or services are performed and accepted by the customer.

Costs of warranties for power system sales are recognized as incurred and include labor, parts and allocated overhead necessary to perform repair services. We do not accrue these costs and recognize the expense in the period the services are performed.

Cost of Ongoing Services Revenues

Cost of ongoing services revenues primarily consists of the expenses associated with operating, maintaining and managing our power systems pursuant to Ongoing Services agreements. These costs span the term of each Ongoing Services agreement, beginning with the final commissioning and integration phase of installation and continuing with the operation, maintenance and asset management of the applicable power system. These costs include the cost of labor to operate and maintain our power systems, the cost of components and materials to maintain our power systems and the cost of labor to manage electricity and natural gas market participation of our power systems. We expect that the cost of service revenues to increase as we grow our installed base. Costs of warranties for ongoing services are recognized as incurred and include labor, parts and allocated overhead necessary to perform repair services. We do not accrue these costs and recognize the expense in the period the services are performed.

Operating Expenses

General and Administrative Expenses

General and administrative (“G&A”) expenses consist primarily of payroll and employee benefits, including health insurance, 401(k) contributions, and annual incentive compensation, for corporate staff, as well as external professional fees, sales and marketing expenses and other miscellaneous expenses including utilities, rent and insurance costs. We expect our G&A expenses to increase in future periods due to additional costs associated with operating as a public company, including increased legal and accounting expenses, as well as incremental headcount necessary to support our continued growth.

Depreciation and Amortization Expenses

We depreciate our assets on a straight-line basis over their estimated useful lives, which generally range from five to 15 years. We expect depreciation and amortization expenses to increase in future periods as we continue to build out our new facility and expand our overall production capacity.

Interest Expense

Interest expense for the period primarily reflects charges incurred under our long-term debt facilities and financing obligations. We expect these costs to decrease in future periods as a result of ongoing debt repayment initiatives. By reducing principal balances on our secured line of credit and lease obligations over time, we aim to lower our overall cost of capital and improve net interest margins.

Other Income, Net

Other income primarily reflects financial results from activities secondary to our core power systems operations. This primarily includes interest income earned on cash and cash equivalents held in interest-bearing money market accounts, which are maintained to support liquidity for future project deployments.

Income Tax Expense

Determining income tax expense, deferred tax assets and liabilities, and unrecognized tax benefits requires significant management judgment and involves estimates. Because we operate in multiple tax jurisdictions, uncertain tax positions are evaluated and recognized based on a “more likely than not” threshold and may be subject to examination by tax authorities. Changes in tax laws, interpretations, or the outcomes of tax audits could materially affect our financial position, results of operations, and cash flows in future periods. We expect that the provision for income taxes will increase in future periods due to the forecasted growth in revenues and net income associated with our contract backlog.

Results of Operations

The following table presents selected consolidated statements of operations data for the periods indicated. This information is derived from, and should be read in conjunction with, our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Years Ended December 31,		Change
	2025	2024	Amount	%
Consolidated Statements of Operations
Power system sales product revenues	$90,138	$53,976	$36,162	67.0%
Power system sales installation services revenues	47,810	38,363	9,447	24.6%

Power system sales revenues	137,948	92,339	45,609	49.4%
Ongoing services revenues	45,197	36,151	9,046	25.0%

Total revenues	183,145	128,490	54,655	42.5%

Cost of power system sales product revenues, excluding depreciation and amortization	75,754	50,748	25,006	49.3%
Cost of power system sales installation services revenues, excluding depreciation and amortization	32,083	29,742	2,341	7.9%

Cost of power system sales revenues, excluding depreciation and amortization	107,837	80,490	27,347	34.0%
Cost of ongoing services revenues, excluding depreciation and amortization	37,314	30,790	6,524	21.2%

Total cost of revenues, excluding depreciation and amortization	145,151	111,280	33,871	30.4%

General and administrative expenses	68,741	57,887	10,854	18.8%
Depreciation and amortization expense	3,993	1,859	2,134	114.8%

Loss from operations	(34,740)	(42,536)	7,796	(18.3%)
Interest expense	(755)	(14,331)	13,576	(94.7%)
Loss on debt extinguishment	(24,182)	—	(24,182)	N/A
Other income, net	1,067	99	968	977.8%

Loss before income taxes	(58,610)	(56,768)	(1,842)	3.2%
Income tax expense	(420)	(158)	(262)	165.8%

Net loss	(59,030)	(56,926)	(2,104)	3.7%
Deemed dividends related to Series A preferred units	(3,110)	(2,880)	(230)	8.0%

Net loss attributable to common units	$(62,140)	$(59,806)	$(2,334)	3.9%

Other Financial Data:
Net loss margin	(32.2)%	(44.3)%		12.1%
Adjusted EBITDA	$(22,646)	$(34,912)	$12,266	(35.1%)
Adjusted EBITDA margin	(12.4)%	(27.2)%		14.8%

Comparison of the years ended December 31, 2025 and 2024

Net Loss and Net Loss Margin

Net loss increased by $2.1 million, or 3.7%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily attributable to a $24.2 million loss on debt extinguishment for the year ended December 31, 2025 and a $13.0 million increase in operating expenses. These impacts were partially offset by a $54.7 million increase in revenues. Cost of revenues increased by $33.9 million. In addition, interest expense decreased $13.6 million in 2025.

Net loss margin improved by 12.1%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The improvement was primarily driven by strong revenue growth and improved operating efficiency, which reduced net loss as a percentage of total revenues. Although net loss increased primarily due to our loss on debt extinguishment, higher revenues and improved operating margins helped offset this impact.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved $12.3 million to a loss of $22.6 million for the year ended December 31, 2025, from a loss of $34.9 million for the year ended December 31, 2024. This improvement was primarily attributable to the increase in our operating margin of 7.3%.

Adjusted EBITDA Margin improved by 14.8% for the year ended December 31, 2025, compared to 2024. The improvement was primarily attributable to strong revenue growth and improved operating margins. Total revenues increased by $54.7 million, or 42.5%, from $128.5 million in 2024 to $183.1 million in 2025, allowing us to better absorb fixed operating costs and improve overall efficiency.

For more information regarding our non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin, and a reconciliation to their most comparable GAAP measures, see “—Non-GAAP Financial Measures.”

Total Revenue

	Years Ended December 31,		Change
	2025	2024	Amount	%
Power system sales product revenues	$90,138	$53,976	$36,162	67.0%
Power system sales installation services revenues	47,810	38,363	9,447	24.6%

Power system sales revenues	137,948	92,339	45,609	49.4%
Ongoing services revenues	45,197	36,151	9,046	25.0%

Total revenues	$183,145	$128,490	$54,655	42.5%

Total revenue for the year ended December 31, 2025, were $183.1 million, an increase of $54.7 million, or 42.5%, compared to $128.5 million for the year ended December 31, 2024. This increase was driven by a $45.6 million increase in power system sales revenues and a $9.0 million increase in ongoing services revenues. At December 31, 2025, we have $1.2 billion in Contracted Power System Sales Backlog. Based on our current delivery capacity and production capacity at our Titan facility and the anticipated commencement of operations at our Hyperion facility in the second half of 2026, we expect to execute on this backlog over approximately three years, increasing our total revenues in these years, primarily relating to power system sales product revenues and power system sales installation services revenues, with ongoing services revenues expected to grow as additional systems are commissioned. Our ability to execute on this backlog as anticipated is subject to a number of risks and uncertainties, the risk that customers fail to meet or seek to modify their contractual commitments, disruptions to our assembly operations or supply chain, and broader macroeconomic conditions that could affect our customers’ ability to finance their purchases.

Power system sales product revenues increased by $36.2 million, or 67.0%, for the year ended December 31, 2025, compared to the prior year. This increase was primarily driven by higher volumes of generator deliveries under new and existing customer contracts, particularly from commercial and industrial customers, including a significant purchase from a new industrial customer representing approximately 45 MW that was both signed and delivered during the period. Geographically, the increase in product revenues was primarily driven by projects in Texas, reflecting continued demand for backup power and grid-support applications, while revenues in California declined year-over-year due to the absence of certain non-recurring system sale revenues recognized in 2024.

The increase in product revenues in 2025 was also influenced by the timing of equipment deliveries and customer project milestones, including a higher number of systems reaching delivery readiness during the period compared to 2024. While we have observed increasing demand from data center customers and expect this to be a driver of future growth, data center-related activity did not represent a significant contributor to power system sales product revenue growth in 2025. Instead, data center demand during 2025 was primarily reflected in Contracted Power System Sales Backlog growth rather than power system sales product revenues recognized in the period, due to the timing of project execution and delivery.

Power system sales installation services revenues increased by $9.4 million, or 24.6%, for the year ended December 31, 2025, compared to the prior year. This increase was driven by higher installation activity associated with customer projects requiring on-site deployment and integration of power generation equipment, as more power system projects progressed from equipment delivery to implementation phases during the year. As projects advanced toward critical deployment stages, a greater portion of installation-related work was completed and recognized as revenue during the period.

Ongoing services revenues increased by $9.0 million, or 25.0%, for the year ended December 31, 2025, compared to the prior year. The increase was primarily driven by a $2.3 million increase in service activity related to our expanding installed base of power systems and increased demand for maintenance and support services. Also contributing to the increase was approximately $2.2 million of unplanned billable service work performed during the year, as well as approximately $0.6 million of warranty-related service activity.

Total Cost of Revenue

	Years Ended December 31,		Change
	2025	2024	Amount	%
Cost of power system sales product revenues, excluding depreciation and amortization	$75,754	$50,748	$25,006	49.3%
Cost of power system sales installation services revenues, excluding depreciation and amortization	32,083	29,742	2,341	7.9%

Cost of power system sales revenues, excluding depreciation and amortization	107,837	80,490	27,347	34.0%
Cost of ongoing services revenues, excluding depreciation and amortization	37,314	30,790	6,524	21.2%

Total cost of revenues, excluding depreciation and amortization	$145,151	$111,280	$33,871	30.4%

Total cost of revenue increased by $33.9 million for the year ended December 31, 2025, compared to 2024. This increase was primarily driven by higher cost of power system sales of $27.3 million corresponding to higher power system sales and a $6.5 million increase in ongoing service costs related to servicing our growing installed base of power systems. At December 31, 2025, we have $1.2 billion in Contracted Power System Sales Backlog. As we execute on our Contracted Power System Sales Backlog over the expected three-year period, we anticipate total cost of revenues to increase commensurate with higher revenue. However, we expect the overall relationship between costs and revenues to improve compared to 2025 levels, driven by operational efficiencies from our Titan and Hyperion facilities, installation cost improvements from the standardization and pre-configuration of our RockBlock systems, and the largely fixed-cost nature of our O&M infrastructure relative to our growing installed base. This expected improvement is subject to risks including unforeseen increases in component or raw material costs, supply chain disruptions, labor cost increases, and higher than anticipated startup costs at our Hyperion facility, any of which could adversely affect the cost-to-revenue relationship we currently anticipate.

Cost of power system sales product revenues increased $25.0 million, or 49.3%, for the year ended December 31, 2025, compared to the prior year. This increase was driven by higher generator sales volumes, reflecting increased demand for standalone power system products and overall growth in product revenues.

Cost of power system sales installation revenues increased $2.3 million, or 7.9%, for the year ended December 31, 2025, compared to the prior year. The increase was driven by higher installation activity associated with the progression of customer projects and the achievement of key project milestones requiring installation and commissioning services.

Cost of ongoing services revenues increased $6.5 million, or 21.2%, for the year ended December 31, 2025, compared to the prior year. This increase was driven by higher service activity associated with the growth of our installed base of power systems, including increased maintenance services, and additional billable service work performed during the period.

Operating Expenses

	Years Ended December 31,		Change
	2025	2024	Amount	%
General and administrative expenses	$68,741	$57,887	$10,854	18.8%
Depreciation and amortization expense	3,993	1,859	2,134	114.8%

	$72,734	$59,746	$12,988	21.7%

Total Operating Expenses

Total operating expenses for the year ended December 31, 2025 were $72.7 million, an increase of $13.0 million, or 21.7%, compared to $59.7 million for the year ended December 31, 2024. The increase was driven by a $10.9 million increase in general and administrative expenses and a $2.1 million increase in depreciation and amortization expenses.

General and Administrative

General and administrative expenses increased by $10.9 million, or 18.8%, for the year ended December 31, 2025, compared to 2024. The increase was driven by a $3.4 million increase in professional fees, a $1.3 million increase in employee compensation and benefits related to additional corporate headcount, as well as an increase in our annual incentive compensation (increase in bonus percent and increase in stock-based compensation issued in late 2025), a $2.6 million increase in professional fees primarily due to legal costs associated with our various capital markets transactions in 2025, a $2.1 million increase in miscellaneous corporate expenses, a $1.3 million increase in research and development spending, a $0.9 increase on corporate insurance spending, and a $0.6 million increase in hardware and corporate information technology systems and support spending.

Depreciation and Amortization

Depreciation and amortization expense increased by $2.1 million, or 114.8%, for the year ended December 31, 2025, compared to 2024. The increase was primarily driven by higher capital investments in equipment, infrastructure, and other fixed assets primarily related to our Titan facility, which was placed into service to support our expanding operations and growing installed base of power systems. Also contributing to the increase was the additional amortization expense related to capitalized software and other intangible assets used to support operational and corporate systems.

Other Income and Expenses

	Years Ended December 31,		Change
	2025	2024	Amount	%
Interest expense	$(755)	$(14,331)	$13,576	(94.7)%
Loss on debt extinguishment	(24,182)	—	(24,182)	N/A
Other income, net	1,067	99	968	977.8%

	$(23,870)	$(14,232)	$(9,638)	67.7%

Interest expense decreased $13.6 million to $0.8 million for the year ended December 31, 2025, compared to $14.3 million for the year ended December 31, 2024. The decrease was primarily attributable to our gain on mark to market adjustments of $18.6 million on our warrant unit liabilities associated with our 2024 Convertible Notes. These gains were partially offset by an increase in interest expense due to higher outstanding debt balances during 2025.

Loss on debt extinguishment increased to $24.2 million for the year ended December 31, 2025, compared to zero in 2024. This increase was due to the loss associated with the extinguishment of $16.0 million and a prepayment penalty of $12.8 million on the 2024 Convertible Notes.

Other income, net increased to $1.1 million for the year ended December 31, 2025, compared to $0.1 million in 2024. This increase is primarily due to an increase in interest income associated with our higher cash balances in 2025 as well as an increase in warranty income from claims and miscellaneous rental income.

Provision for Income Taxes

	Years Ended December 31,		Change
	2025	2024	Amount	%
Income tax expense	$(420)	$(158)	$(262)	165.8%

Income tax expense increased by $0.3 million, or 165.8%, for the year ended December 31, 2025, compared to 2024. This increase was primarily attributable to changes in the mix of earnings across jurisdictions.

Liquidity and Capital Resources

Our working capital is substantially influenced by the factors discussed above and fluctuates based on the timing and amount of borrowings and repayments of notes payable, as well as the timing of cash collections from customers and payments to vendors. As of December 31, 2025, we had unrestricted cash and cash equivalents of $108.1 million, consisting of highly liquid investments with maturities of three months or less, including money market funds. At December 31, 2025 and 2024, working capital was ($24.2) million and $32.4 million, respectively. The $56.6 million decrease was primarily due to the increase in contract liabilities of $136.8 million and the $36.8 million decrease in inventory due to timing of projects year over year. These were partially offset by the $86.2 million increase in cash.

The execution of our backlog is expected to have a favorable impact on operating cash flows, as customers are contractually required to make milestone payments in advance of performance. We expect these advance payments to continue to fund a substantial portion of our working capital needs as we execute on backlog, reducing our reliance on external financing for near-term operations. Capital expenditure requirements related to backlog execution are expected to be modest given our asset-light model, with the primary capital investment being the completion of our Hyperion facility.

Management believes that our existing cash and cash equivalents, together with amounts available under the 2025 Credit Agreement, will be sufficient to meet obligations due or anticipated to be due within one year, including operating expenses, working capital needs, and current commitments for capital expenditures. However, our future capital requirements may vary depending on a number of factors, including those described in the section entitled “Risk Factors.” Additional equity or debt financing may be required, and there can be no assurance that such financing will be available on acceptable terms or at all. If additional financing is unavailable, or if we cannot expand operations or capitalize on business opportunities due to insufficient capital, its business, financial condition, and operating results could be materially adversely affected.

Future capital requirements will depend on factors such as revenue growth, timing and level of spending on research and development and other business initiatives, growth in system builds and corresponding working capital needs, expansion of sales and marketing activities, market acceptance of products, our ability to secure financing for customer use of products, the timing of installations and inventory buildup in anticipation of future projects, and overall economic conditions. To support our growth plans, we may need to raise additional funds through equity or debt financing, and failure to secure such financing could affect future revenues, cash flows, and results of operations.

2024 Credit Agreement

On February 27, 2024, we entered into a five-year term credit agreement (the “2024 Credit Agreement”), which provides for a $75.0 million senior secured initial term loan and a $30.0 million delayed draw term loan, each maturing on February 27, 2029.

On November 26, 2025, we paid off all outstanding principal, accrued interest, and other fees in order to terminate the 2024 Credit Agreement.

2024 Note Purchase Agreement and Amended and Restated Note Purchase Agreement

On December 27, 2024, we entered into a note purchase agreement with an affiliated investor (the “2024 Note Purchase Agreement”) pursuant to which the lender agreed to purchase a minimum aggregate principal amount of $20.0 million and a maximum aggregate principal amount of $50.0 million of convertible promissory notes. These notes are convertible into equity securities having rights, privileges, preferences, and restrictions identical to those issued in a future equity financing.

In connection with the notes, we agreed to issue a warrant to each lender with an exercise price of $0.01 per unit. The number of common units exercisable under each warrant is calculated by dividing the aggregate principal amount of the note purchased by 1,497.

On April 29, 2025, we entered into an amended and restated note purchase agreement (the “A&R Note Purchase Agreement”) which amended and restated the 2024 Note Purchase Agreement and the notes issued thereunder, and pursuant to which the lenders agreed to purchase convertible promissory notes in an aggregate principal amount not to exceed $65.0 million (the “2025 Convertible Notes”), inclusive of the $20.0 million of notes issued under the 2024 Note Purchase Agreement. The 2025 Convertible Notes are convertible into equity securities having rights, privileges, preferences, and restrictions identical to those issued in a future equity financing.

In connection with the A&R Note Purchase Agreement, all warrants previously issued under the 2024 Note Purchase Agreement were cancelled.

Rights Offering

The A&R Note Purchase Agreement also authorizes a rights offering to existing equity holders (other than current lenders and their affiliates) of up to $4.96 million of 2025 Convertible Notes, provided that the amount of all 2025 Convertible Notes may not exceed $65.0 million. Purchasers participating in the rights offering are entitled to receive additional common units (“RO Units”), the number of which is determined pursuant to a specified formula tied to the purchaser’s principal investment and an aggregate principal reference amount of $35.0 million.

December 2024 Convertible Note and Amended and Restated Notes

On December 27, 2024, pursuant to the 2024 Note Purchase Agreement, we issued a $10.0 million convertible promissory note (the “December 2024 Convertible Note”) to an investor, with a maturity date of the later of (i) December 27, 2026 and (ii) for so long as the 2024 Credit Agreement remains outstanding, the date that is six months following the stated maturity date of the 2024 Credit Agreement.

The December 2024 Convertible Note bears interest at 15% per annum, compounding quarterly, with interest payable in kind (“PIK”), meaning that accrued interest is added to the principal balance. Interest begins accruing on the issue date and continues until the earlier of the note’s maturity or any event that triggers conversion or repayment prior to maturity, at the lender’s election. For more information on the December 2024 Convertible Note, see Note 11 – Debt, to our consolidated financial statements included in this prospectus.

In January and February 2025, pursuant to the 2024 Note Purchase Agreement, we issued a total of $10.0 million in convertible promissory notes across two $5.0 million notes (the “Additional 2024 Convertible Notes”) to the same investor on substantially the same terms and conditions as the December 2024 Convertible Note.

In April 2025, in connection with the A&R Note Purchase Agreement, we amended and restated each of the December 2024 Convertible Note and the Additional 2024 Convertible Notes and issued an additional $15.3 million in 2025 Convertible Notes to the same investor. In August and September 2025, we issued an additional $70 thousand of 2025 Convertible Notes under the A&R Note Purchase Agreement.

The 2025 Convertible Notes bear interest at 15.0% per annum, compounding quarterly, with interest PIK. Interest begins accruing on the original issue date of the applicable 2025 Convertible Note and continues until the earlier of the note’s maturity or any event that triggers conversion or repayment prior to maturity. Amounts outstanding under the 2025 Convertible Notes will mature on December 27, 2026, with respect to 2025 Convertible Notes originally issued under the 2024 Note Purchase Agreement, or on April 29, 2027, with respect to 2025 Convertible Notes originally issued on or after the effective date of the A&R Note Purchase Agreement.

As of December 31, 2025, we had issued $35.3 million of notes toward the maximum aggregate amount of $65.0 million. We believe we were in compliance with all financial covenants under the A&R Note Purchase Agreement and the 2025 Convertible Notes as of that date. For more information on the A&R Convertible Notes, see Note 19 – Subsequent Events, to our consolidated financial statements included in this prospectus. Upon the consummation of this offering, we expect that the outstanding 2025 Convertible Notes will either convert into equity pursuant to their terms or be repaid in full.

2025 Credit Agreement

On December 22, 2025, we entered into a loan and security agreement (the “2025 Credit Agreement”), which provides for a senior secured term loan in the initial principal amount of $30.0 million (the “2025 Term Loan”) and a senior secured revolving credit facility with commitments in the aggregate amount of $30.0 million (the “2025 Revolver”).

If (i) on or before June 30, 2027 our unrestricted cash falls below a threshold specified in the 2025 Credit Agreement, or (ii) before December 1, 2027 (the “Default Amortization Date”), our consolidated adjusted EBITDA falls below a threshold specified in the 2025 Credit Agreement, then on the first day of the month following the occurrence of an event described in the preceding clauses (i) or (ii) (the “Amortization Trigger Date”) the 2025 Term Loan will amortize in 24 equal monthly installments based on a fully amortizing straight line amortization schedule, with the 2025 Term Loan maturing on the 23rd such installment after the Amortization Trigger Date. If the Amortization Trigger Date does not occur before the Default Amortization Date, the 2025 Term Loan will amortize in 36 equal monthly installments based on a fully amortizing straight line amortization schedule and will mature on November 29, 2030.

Borrowings under the 2025 Credit Agreement are secured by a lien on all equipment, inventory, receivables, general intangibles, and substantially all other personal property owned by Enchanted Rock Holdings, LLC, including a pledge of the equity interests in its subsidiaries.

Interest under the 2025 Credit Agreement is payable monthly and accrues at a rate equal to (x) in the case of the 2025 Term Loan, the greater of (i) the prime rate plus 2.25% and (ii) 9.50%, and (y) in the case of principal amounts outstanding under the 2025 Revolver, the greater of (i) the prime rate plus 0.25% and (ii) 6.00%. The 2025 Term Loan is subject to a fee, payable upon the maturity or earlier prepayment of the 2025 Term Loan, in the amount of 7.00% of the initial principal amount of the 2025 Term Loan. The 2025 Revolver is also subject to an unused line fee, payable quarterly, in the amount of 0.25% of the average unused commitments under the 2025 Revolver.

The 2025 Credit Agreement includes certain affirmative and restrictive covenants common in such agreements that apply to Enchanted Rock Holdings, LLC and its subsidiaries, including, among others (i) a minimum current ratio of at least 1.25:1.00 and (ii) minimum unrestricted cash of $12.5 million, and (iii) subject to certain customary exceptions, restrictions on the ability to incur debt, grant liens, make investments or distributions, engage in new businesses other than those reasonably related to those currently engaged in by the Enchanted Rock Holdings, LLC and its subsidiaries, or perform mergers and other fundamental corporate changes.

The 2025 Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the 2025 Credit Agreement to be immediately due and payable.

The 2025 Credit Agreement required us to issue a warrant (the “2025 Credit Agreement Warrant”) to the lender thereunder (see Note 13—Equity—Warrant Units, to our consolidated financial statements included in this prospectus). Such lender could purchase up to 2,525 common units of Enchanted Rock Holdings, LLC under the 2025 Credit Agreement Warrant at an exercise price of $0.01 per unit.

As of December 31, 2025, we had $30.0 million of borrowings related to the 2025 Term Loan and no borrowings related to the 2025 Revolver under the 2025 Credit Agreement. We believe we were in compliance with the covenants of the 2025 Credit Agreement described above as of that date. For more information on the 2025 Credit Agreement, see Note 19—Subsequent Events, to our consolidated financial statements included in this prospectus. Upon the consummation of this offering, we expect to repay in full all outstanding principal and accrued interest and associated fees under the 2025 Credit Agreement.

Preferred Units

On July 1, 2018, the principal and accrued unpaid interest of a $10.0 million convertible promissory note issued to an investor was converted into 25,162 Series A preferred units, each with a stated value of $480 and a liquidation preference totaling $12.6 million. On the same date, we issued an additional 19,167 Series A preferred units with a stated value of $600 per unit and a liquidation preference of $12.0 million. As of December 31, 2025 and 2024, 163,975 Series A preferred units were authorized, issued, and outstanding.

Each Series A preferred unit automatically converts into common units upon the closing of a qualified public offering (an “Automatic Conversion”). Upon an Automatic Conversion, each Series A preferred unit converts into the number of common units specified in the applicable conversion ratio, without any further action required by the holders.

Upon the occurrence of a redemption event—such as (i) a sale of the Company or an affiliate, (ii) the closing of a public offering, or (iii) five years following the issuance date of the Series A preferred units—the holders of a majority of the outstanding Series A preferred units may, by written notice to the Company, require the Company to redeem all outstanding Series A preferred units. The redemption price per unit is calculated to provide the holder with an 8% internal rate of return on the original issue price of the Series A preferred unit.

Cash Flow Year ended December 31, 2025 compared to year ended December 31, 2024

The following table summarizes our cash flows by source (use) for the periods presented:

	Years Ended December 31,		Change
	2025	2024	Amount	%
Net cash provided by (used in) operating activities	$116,501	$(24,210)	$140,711	(581.2%)
Net cash used in investing activities	(4,667)	(9,000)	4,333	(48.1%)
Net cash (used in) provided by financing activities	(25,650)	31,243	(56,893)	(182.1%)

Subtotal	$86,184	$(1,967)	$88,151	(4481.5%)

Operating Activities

Our operating activities consist of net loss adjusted for certain non-cash items, together with changes in operating assets and liabilities (working capital).

Changes in working capital totaled $132.1 million, which include the following:

•	A $136.8 increase in contract liabilities primarily driven by new customer deposits associated with contracts entered into during 2025.

•	A $36.8 million decrease in inventory primarily due to direct generators sales to customers during 2025.
•	A $11.7 million decrease in other liabilities primarily due to the mark-to-market on our warrant unit liabilities during 2025.

•	A $15.5 million decrease in accounts payable due to the timing of various vendor payments.

For the year ended December 31, 2025, net cash provided by operating activities was $116.5 million, an increase of $140.7 million from the prior year primarily driven by changes in working capital. Changes in working capital increases from prior year were primarily driven by the increase of $136.8 million in 2025 compared to the decrease of $7.7 million in 2024 in contract liabilities as well as the $36.8 million decrease in inventory in 2025 compared to the $30.8 million increase in 2024. These amounts were partially offset by the year over year $35.0 million increase in accounts receivable and the $18.7 million decrease in other liabilities.

Investing Activities

Historically, our investing activities have primarily consisted of capital expenditures to support the growth and scalability of our operations. For the years ended December 31, 2025 and 2024, net cash used in investing activities was $4.7 million and $9.0 million, respectively.

For the year ended December 31, 2025, net cash used in investing activities was primarily driven by continued investment in the concurrent development and expansion of the Granite Software Ecosystem and the ERT500 generators (Thanos Project), representing a significant step forward in the development and deployment of our next-generation energy infrastructure.

For the year ended December 31, 2024, we continued to make significant investments in the development of its Granite Software Ecosystem, a proprietary platform that leverages operating data to enhance reliability and reduce costs. We remain focused on evolving the Granite Software Ecosystem to help customers optimize system performance, lower operating costs, and accelerate project deployment timelines.

Financing Activities

For the year ended December 31, 2025, net cash used in financing activities was $25.7 million. During the year, we made voluntary payments of all principal and paid-in-kind interest totaling $79.2 million related to the 2024 Credit Agreement. On December 22, 2025, the Company entered into a Loan and Security Agreement that consisted of a $30.0 million term loan and a $30.0 million revolving credit facility, with a maturity date of November 29, 2030. In addition, during the year, we issued $25.4 million of convertible promissory notes to an affiliated investor.

For the year ended December 31, 2024, net cash provided by financing activities was $31.2 million. On February 27, 2024, we entered into a five-year term credit agreement, which included a $75.0 million senior secured initial term loan and a $30.0 million delayed draw term loan, maturing on February 27, 2029. A portion of the proceeds from the new term loan was used to repay all outstanding borrowings under our 2023 Loan and Security Agreement, totaling approximately $38.0 million.

During 2024, we also issued $10.0 million of convertible promissory notes to an affiliated investor, incurred $8.1 million in debt issuance costs, and paid distributions to common unit holders totaling $7.7 million.

Contractual Obligations and Commitments

Our cash requirements within the next twelve months include accounts payable and accrued liabilities, other current liabilities, and other obligations. We expect the cash required to meet these obligations to be primarily generated through a combination of cash from operations and our borrowing capacity under our 2025 Credit Agreement.

Our long-term cash requirements under our various contractual obligations and commitments include:

•

Debt Obligations and Interest Payments—See Note 11—Debt, to our consolidated financial statements included in this prospectus for further detail of our debt and the timing of expected future principal and interest payments.

•	Operating Leases—See Note 9—Leases, in the Notes to our consolidated financial statements included in this prospectus for further detail of our obligations and the timing of expected future payments.

We believe the following sources will be sufficient to meet our anticipated cash requirements for at least the next twelve months while maintaining sufficient liquidity for normal operating purposes:

•	our cash flows from operations; and

•	availability of additional capital under our 2025 Credit Agreement.

Tax Receivable Agreement

Concurrently with the closing of the IPO, we will enter into the Tax Receivable Agreement with the TRA Beneficiaries and a designated TRA representative. The Tax Receivable Agreement will provide for payment by us to the TRA Beneficiaries of 85% of the amount of the net cash tax savings, if any, that we actually realize or are deemed to realize (calculated using certain assumptions) as a result of our use of certain tax benefits resulting from (i) certain increases in, or adjustments to, the tax basis of assets of ER Holdings and its subsidiaries resulting from exchanges of ER Holdings membership interests in the future, (ii) certain tax attributes available to us as a result of the Reorganization, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. We will retain the remaining 15% of such amount of the net cash tax savings. See “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Tax Receivable Agreement.”

The payments that we will be required to make under the Tax Receivable Agreement are expected to be substantial. If we were to acquire all of the Class B Units and Class M Units (after the Class M Units have been first converted into Class B Units) held by the Continuing Equity Unitholders and Continuing Profits Interest Unitholders, respectively, the estimated tax benefits to us subject to the Tax Receivable Agreement would be approximately $     and the related undiscounted payment to the TRA Beneficiaries equal to 85% of the benefit would be approximately $    , assuming (i) that the Continuing Equity Unitholders redeemed or exchanged all of their Class B Units immediately after the consummation of the IPO at $     per share of our Class A common stock, (ii) that the Continuing Profits Interest Unitholders converted all of their Class M Units for Class B Units of equivalent value at the time of the conversion immediately after the IPO, and the resulting Class B Units were redeemed or exchanged in accordance with clause (i), (iii) no material changes in relevant tax law, (iv) a constant combined effective income tax rate of   % and (v) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement. The actual future payments to the TRA Beneficiaries will vary based on the factors discussed above, and estimating the amount of payments that may be made under each Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. See “Risk Factors—Risks Related to Our Corporate Structure, Our Class A Common Stock and this Offering.”

Payments under the Tax Receivable Agreement are generally intended to partially compensate TRA Beneficiaries for tax savings that we realize as a result of the tax attributes that these TRA Beneficiaries deliver to us in connection with the UP-C structure. As such, we generally expect payments to the TRA Beneficiaries to affect our liquidity in a manner comparable to the payment of taxes we would have owed in the absence of the UP-C structure. Because payments under the Tax Receivable Agreement are generally determined with reference to the cash tax savings we actually realize based on our filed tax returns, they generally arise on an annual basis following the end of each taxable year in which we realize the relevant tax savings, and we retain 15% of such savings. Taken together, this means that, on a current-pay basis and setting aside the acceleration scenarios described below, the Tax Receivable Agreement is not expected to require payments that exceed those that would have been required in the absence of the UP-C structure; instead, it redirects a portion of a tax expense we would in any event have incurred, while leaving ERock with an incremental 15% cash benefit that would not otherwise have been available to it. Accordingly, we do not expect the Tax Receivable Agreement payments, in the ordinary course of business, to impair our ability to meet other operating or financing needs to any greater extent than our income tax obligations would in the absence of the UP-C structure.

However, the timing and amount of the Tax Receivable Agreement payments may be affected by a number of factors. The amount of payments in any given year will depend on, among other things, the extent to which Continuing Equity Unitholders and Continuing Profits Interest Unitholders exchange their units, our taxable income in that year and any prior years, applicable tax rates, and the outcome of any tax audits or other proceedings. In addition, under the Tax Receivable Agreement, if we exercise our right to terminate the Tax Receivable Agreement early, or we breach any of our material obligations under the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement to make payments would be accelerated and based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. As a result, the amount we are required to pay under the Tax Receivable Agreement may significantly exceed 85% of the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement or the amounts may need to be paid prior to the actual realization, if any, of such future tax benefits. See “Risk Factors—Risks Related to Our Corporate Structure, Our Class A Common Stock and this Offering.”

Critical Accounting Estimates

Our financial statements, included elsewhere in this prospectus, are prepared in accordance with generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. These estimates are based on historical experience, current facts, and other assumptions that management considers reasonable under the circumstances. We regularly evaluate these estimates and assumptions, but actual results may differ materially from our estimates. Any such differences could impact our future financial statement presentation, financial condition, results of operations, and cash flows.

Our significant accounting policies are described in Note 2—Summary of Significant Accounting Policies, to our consolidated financial statements included in this prospectus. The discussion below focuses on our most critical accounting estimates that materially affect our consolidated financial statements and require management to make difficult, subjective, or complex judgments. We believe that understanding these critical accounting estimates is essential to fully appreciating our consolidated financial condition and results of operations.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, which requires revenue to be recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We generate revenue primarily from the design, installation, and operation of distributed generation power systems that provide resiliency power for commercial and industrial customers in the United States.

Significant judgment is required in identifying and evaluating performance obligations, estimating standalone selling prices, and determining the timing of revenue recognition. Many of our customer contracts include multiple performance obligations. In such cases, we account for each performance obligation separately if it is distinct. The transaction price is allocated to separate performance obligations based on their relative standalone selling prices (“SSP”). Because determining SSP requires judgment, we generally estimate the SSP for our installation services using an expected cost plus a margin approach. When ongoing maintenance services are included in a contract, their SSP is also estimated using this same approach.

The Company provides installation services to prepare, construct, and install distributed generation power systems designed to provide resiliency power for commercial and industrial customers. These service contracts can occur over several months or a multiyear period. The revenues through service contracts are generated under fixed-price contracts with certain reimbursable variable revenues and costs. The Company recognizes revenues over time because the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company measures progress using the cost-to-cost method (percentage of costs incurred to total estimated costs), as this best depicts the transfer of value to the customer.

Due to the nature of fixed-price installation services contracts, costs can vary from estimates due to factors such as scope changes, unforeseen conditions, or material cost fluctuations that will directly impact revenue recognized each period. In preparing estimates, we draw on our extensive experience with installing distributed generation power systems. We use this experience in conjunction with the project specifications as well as our database of historical information from similar projects to ensure that our estimates are as accurate as possible, given current circumstances. We establish an estimated margin at contract inception and apply that margin to actual costs as they are incurred. We continuously monitor estimated costs at completion relative to the original margin assumptions and recognize the impact of any increases or decreases in estimated margin in the period such changes are identified. When a change in estimate occurs, we record a cumulative catch-up adjustment to reflect the effect on costs incurred to date. The revised estimated margin is then applied prospectively to costs incurred thereafter.

Changes in judgments or estimates could materially affect the timing and amount of revenue recognized, which may, in turn, impact our reported financial results.

Additional Information

For information on our accounting policies and on accounting pronouncements that have impacted or may materially impact our financial condition, results of operations, or cash flows, see Note 2—Summary of Significant Accounting Policies, to our consolidated financial statements included in this prospectus.

Recent Accounting Pronouncements

For a discussion of our recently adopted accounting pronouncements, as well as recently issued accounting standards not yet adopted, see Note 2—Summary of Significant Accounting Policies, to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to various risks, including changes in interest rates. The following information summarizes our financial instruments as of December 31, 2025, which may result in future gains or losses due to interest rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk on borrowings under the HSBC Term Loan and Revolving Credit Facility. The HSBC Term Loan bears interest at a floating per annum rate equal to the greater of (A) the Prime Rate plus two and one quarter of one percent (2.25%) and (B) nine and one half of one percent (9.50%). The HSBC Revolving Credit Facility bears interest at a floating per annum rate equal to the greater of (A) the Prime Rate plus one quarter of one percent (0.25%) and (B) six percent (6.0%). At December 31, 2025, the interest rate on the HSBC Term Loan was 9.50% per annum, and we had $30.0 million outstanding thereunder. A hypothetical increase or decrease of 100 basis points in the Prime Rate on the amounts outstanding under the HSBC Term Loan as of December 31, 2025 would have an increase or decrease in annual cash interest of $0.2 million. At December 31, 2025, the interest rate on the HSBC Revolving Credit Facility was 7.00% per annum, and we had no borrowings thereunder.

Commodity Price Risk

Volatility in the prices of raw materials and components, and our reliance on third-party suppliers, exposes us to indirect commodity price risk and could adversely affect our profit margins. We currently rely on third-party suppliers for a significant portion of the components used in our manufacturing, instillation, and on-going services of our power systems. We are currently seeing an industry-wide price fluctuation of key commodities used in our products, such as steel, copper and aluminum. The costs of these raw materials and parts are subject to substantial volatility driven by shifting supply and demand, and fluctuations in currency exchange rates. Additionally, our procurement costs may be impacted by factors beyond our control, including changes in transportation expenses, government regulations, tariffs, and broader economic conditions. Currently, we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials and components could reduce our operating margins if we are unable to recover such increases from our customers and could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a vertically integrated company that designs, deploys, operates and maintains multi-purpose distributed power systems, consisting of our proprietary, low emission, quick-response natural gas generator and embedded software technology, for our customers. Our resilient, cost-effective, modular power systems can be rapidly deployed at a scale of more than 1 GW to meet our customers’ full range of power needs, including bridge, backup and dispatchable power applications, and are supported by our O&M and asset management services. We deploy our systems in three applications: bridge (prime-to-backup), backup (resiliency) and dispatchable (flexible capacity) power.

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Bridge power (prime-to-backup). Our power systems deliver prime power in the near-term to accelerate time-to-power ahead of long-lead grid upgrades, which prevent our customers from getting grid power. Once interconnection becomes available, the same assets typically transition to backup or flexible dispatch power service to support the customer or utility.

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Backup power (resiliency). Our power systems provide highly reliable continuity for mission-critical operations during grid disruptions and extreme weather events, and many of our existing deployments operate in this mode today.

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Dispatchable power (flexible capacity). Our power systems are configured as on-demand, fast-response resources and can be deployed by contract to market-facing objectives (such as peak-load management or grid-stability services).

We primarily serve data centers, utilities and large C&I businesses across nine U.S. states, with our largest operating footprints located in California and Texas, where we anticipate disproportionate growth and market potential driven by high data center demand in the near- and medium-term. With over 15 years of operational experience, over 2,000 deployed units across approximately 400 operational sites consisting of an installed base of approximately 1,000 MW and Contracted Power System Sales Backlog of approximately $1.2 billion as of December 31, 2025, we believe we are one of the most established, proven providers of bridge, backup and dispatchable power applications for the growing distributed power generation market.

Target states represent those currently in our pipeline or designated as target geographies by our management.

Over the last 15 years, we have established deep expertise and a proven track record in the deployment of complex integrated power systems through our ERock Platform. We refer to the delivery and operation of our generators and integrated software technology through our comprehensive, turnkey ESI, O&M and asset management services platform, supported by our deep development, operational and market domain expertise in integrated power systems, as our “ERock Platform.”

Most of our sales include the comprehensive design, delivery, installation and long-term services provided by the ERock Platform, with platform sales representing 100% and 98% of all generator sales booked in 2024 and 2025 respectively. Leveraging our ERock Platform, we help customers meet evolving energy demands by delivering cost-effective, turnkey speed-to-power and resiliency solutions that supplement and maximize traditional grid infrastructure. Our power systems are engineered for superior operational stability, including:

•	Reliability. Our systems are capable of 99.999% reliability.

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Diesel-equivalent transient performance. Our generators meet or exceed rigorous ISO 8528-5 G3 diesel standards, delivering fast, stable responses to sudden load swings, and we believe we are currently the only provider of natural gas generation that meets utility-grade transient performance requirements for diesel units, which reduces the need for additional technology to deliver required power quality.

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Quieter, cleaner and rapidly deployed. Our power systems are typically quieter, cleaner, more resilient and dispatchable, and can be deployed and commissioned more rapidly than traditional grid infrastructure and other conventional alternatives.

•	No on-site water required. As water use by data centers is receiving increasing scrutiny, our power systems are designed to operate with no on-site water required.

Our experienced O&M teams handle all aspects of preventive and corrective maintenance, and our purpose-built software that is embedded in our power systems provides extensive operational data capture and analytical capabilities, enabling greater resilience of generator technology and dynamic, insight-driven maintenance schedules. These performance attributes and our expertise in developing, deploying and maintaining integrated power systems differentiate us from our competitors and support our strong customer relationships, which is evidenced by our proven track record of delivering reliable, integrated power solutions.

Once connected to the grid, we also assist customers to maximize the return on their investment in our power systems by leveraging its multi-purpose dispatchable power capabilities through our market operations and dispatch management platform, acting as advisor or agent for owners of our deployed power systems of 724 MW. These services allow customers to utilize our power systems for backup power as and when needed or to strategically dispatch capacity from our power systems during peak demand or scarcity events—ultimately enabling our power systems to become a grid asset. Our asset optimization capabilities and market expertise enable us to monetize our power systems capacity, reduce costs to customers in almost any market and reduce times to grid interconnection. Our distributed power systems have consistently operated in support of the grid.

Over the past eight years, we have supported over 236,000 Grid Support Events. Each event represents a documented start and stop of our distributed generation systems undertaken to provide power to the grid during periods of actual or anticipated grid constraints, either in response to a direct request from the grid operator or pursuant to incentive based programs, such as scarcity pricing or peak demand load shed programs, that compensate generators for providing such support. Under our O&M and asset management services agreements, customers authorize us to dispatch and operate the power systems during Grid Support Events when their operations do not require dedicated output from our power systems. When the grid is down, our power systems can displace grid supply (i.e., island the customer’s load from the grid) and provide utility-grade power directly to the customer; when the grid is operating normally, our power systems remain interconnected and operate in parallel with the grid, enabling us to deliver grid-supporting services. During Grid Support Events, when customer operations allow, we can provide the available capacity of our power systems through both offsetting the customer’s load consumption and exporting any additional available capacity to the grid in exchange for program based compensation or other incentives that benefit our customers. We believe this operational experience is increasingly valuable as grid operators seek alternative tools to address resource adequacy and congestion management for large loads. Power outage responses and power quality operations are separate from, and in addition to, these Grid Support Events.

We assemble our proprietary engines and generators at our Titan facility and are targeting increasing our annual assembly capacity to approximately 1.2 GW by the end of 2026 with the development of our Hyperion facility, both located in Houston, Texas. Our assembly model is designed to scale efficiently and rapidly to meet growing customer demand and service our backlog, leveraging a high-volume, largely multi-sourced supply chain and standardized assembly processes. This approach allows us to expand output without the need for extensive new capital investment or specialized equipment, enabling low-cost, high-velocity capacity expansion while maintaining assembly flexibility and supply-chain security. As we increase capacity to meet accelerating demand, we are able to produce and deploy additional power systems while maintaining strong control over our supply chain, costs, efficiency and product quality, which supports higher margins. In addition, growing our generator deployment also accelerates our innovation cycle as the real-world operating data of our power systems in the field informs improvements to our design, development and installation processes. We believe this feedback loop, enabled by our vertically integrated business model and scalable assembly capabilities, helps drive a faster innovation cycle, supports reliable execution at scale and differentiates us from our competitors with more capital-intensive or less flexible assembly models. For example, insights from field installations have allowed us to pre-configure and kit key generator components in our production process, reducing installation costs by 20% and creating a continuous improvement cycle between engineering, production and field operations.

Over the past decade, we have built a foundation of deep trust and relationships with leading data center and AI ecosystem companies, such as Microsoft, Wistron and Foxconn, electric and gas utilities, such as Entergy and ComEd, and C&I customers, such as H-E-B and Walmart, with approximately 50 customers in those end markets, establishing ourselves as a critical link where speed-to-power, reliability, flexibility and scale converge in our customers’ power ecosystem. Leveraging our position as a trusted provider, we are seeking to grow our business and strengthen our financial and operating performance.

•	Our revenue was $183.1 million for the year ended December 31, 2025, representing 42.5% year-over-year growth as compared to the year ended December 31, 2024.

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Our net loss and Adjusted EBITDA were $(59.0) million and $(22.6) million for the year ended December 31, 2025, representing 3.7% and 35.1% year-over-year growth as compared to the year ended December 31, 2024, respectively.

•	Our Contracted Power System Sales Backlog was $1.18 billion for the year ended December 31, 2025, representing 419.7% year-over-year growth as compared to the year ended December 31, 2024.

•	Our Annualized Recurring Service Revenue was $22.4 million for the year ended December 31, 2025, representing 13.9% year-over-year growth as compared to the year ended December 31, 2024.

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Our net loss margin and Adjusted EBITDA Margin were (32.2)% and (12.4)% for the year ended December 31, 2025, representing 12.1% and 14.8% year-over-year growth as compared to the year ended December 31, 2024, respectively.

•	Our installed base was approximately 1,020 MW for the year ended December 31, 2025, representing 9.6% year-over-year growth as compared to the year ended December 31, 2024.

For more information regarding our non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to net loss and net loss margin, the most comparable GAAP (as defined herein) measures, see “Prospectus Summary—Summary Historical Consolidated Financial Data and Operational Measures—Non-GAAP Financial Measures.”

Key Macro Trends

A Generational Surge in Demand Primarily Driven by AI and Electrification

The United States is entering a historic upswing in power demand driven by the rapid expansion of AI, digital infrastructure and broader electrification, with load growth accelerating to its highest levels in 50 years, projected at approximately 5.7% annually for 2025-2030 representing approximately 43x total growth compared to 2015-2020. According to the IEA, data centers are the single largest new source of U.S. load growth: in 2024, the U.S. accounted for 45% of global data center electricity demand, and from 2024 to 2030 data centers alone are projected to represent half of all U.S. electricity demand growth, a larger impact than in any other region in the world.

The IEA reports that hyperscale AI facilities with power needs of 200 MW to over 1 GW are proliferating, with a typical hyperscale data center now consuming as much electricity as 100,000 households and the largest exceeding 2 million household equivalents. This surge coincides with rising load from EV adoption and electrified manufacturing, driving total U.S. electricity demand up significantly. These converging trends are creating an unprecedented call for reliable, dispatchable generation resources that can scale rapidly.

Traditional Energy Solutions Are Unable to Meet Growing Demand

Existing U.S. electricity infrastructure is insufficient for the speed and magnitude of today’s demand expansion, and traditional solutions, such as incremental grid expansions and reliance on variable renewables alone, are falling short. The IEA warns that grid congestion and long interconnection queues already pose critical barriers, with transformer and turbine supply chains facing multi-year backlogs. U.S. interconnection queues are becoming increasingly congested, with median reported grid connection timelines at approximately three years and grid connection timelines for new data center capacity extending to approximately seven years in major load-growth markets such as Northern Virginia.

Even with strong renewable energy growth, the IEA notes that renewable energy sources cannot fully resolve short term or seasonal reliability needs, nor can they alone meet the highly concentrated, 24/7 load profiles of data centers. As a result, current reliance on intermittent resources and conventional grid expansion processes cannot meet the scale, speed or firmness requirements of future demand, reinforcing the need for firm, fast response, dispatchable generation solutions.

Increasing Adoption of Co-Locating Loads with Distributed Power Solutions

To manage grid constraints and ensure reliability, companies are increasingly co-locating large loads, especially data centers, with onsite or near-site distributed generation. Data centers continue to take on a larger role in electricity systems, ensuring their smart integration becomes critical, both to enhance grid stability and support ongoing investment. The IEA suggests that data centers be strategically sited in areas with available power and grid headroom and emphasizes that onsite generation and flexible backup systems, such as those provided by us, are vital for maintaining reliability and easing pressure on constrained grids.

Given AI data center loads are highly concentrated, the IEA reports that firm onsite generation improves both project feasibility and system-wide resilience. In the U.S., where grid congestion and interconnection delays are among the most severe globally, distributed natural gas generation provides a practical, scalable path for powering mission critical loads while relieving stress on regional networks.

Reliability and Resilience Are Under Strain

Energy-system reliability risks in the U.S. are intensifying as extreme weather, cyber-risks, electrification and AI-driven demand converge. The IEA finds that 20% of new data center projects globally are at risk of delay due to grid constraints. Meanwhile, electricity grids in advanced economies, including the U.S., face rising outage exposure, with weather-related events increasing in frequency and severity according to the IEA.

The IEA highlights that the U.S. grid is simultaneously challenged by surging peak loads driven by EV charging and data centers. Data centers have extremely low tolerance for outages and power quality issues given they require uninterrupted, firm power, supplied by technologies capable of operating continuously through seasonal variability and grid disturbances.

Emerging large loads, such as data centers, seeking to swiftly interconnect also pose power quality risks. New large electric loads, such as cryptocurrency miners and AI data centers, have the potential to introduce significant voltage fluctuations to the supply system, due to the significant variation in the load profile of these loads. As a result, during the transition to higher-power pulses, the system may experience harmonic distortions, voltage fluctuations causing flicker, unbalances or general power quality issues, according to NERC. These pressures on reliability and resilience underscore the need for resilient, dispatchable generation capable of supporting mission critical loads.

Utilities Face Unprecedented Capital Requirements with Affordability Pressure

This rapid load growth is driving record capital requirements for U.S. utilities, primarily for new generation and system upgrades to maintain reliable service for customers. The IEA reports that investment in grid infrastructure has materially under-paced generation investment, with grid spending growing at only about half the rate of generation investment since 2015.

Modernizing the U.S. grid to handle electrification, AI-driven loads and resilience requirements demands large increases in transmission, distribution, storage and flexible generation. According to the IEA, the scarcity of grid equipment (especially transformers, cables and gas turbines) and rising material costs are contributing to higher capital expenditures and longer project lead times.

Electricity costs are rising nationwide and could get even higher for some amid the explosion in powering AI. The nationwide average retail price per kilowatt-hour of electricity increased approximately 6% for residential customers from November 2024 to November 2025 and approximately 32% in the last 10 years (EIA). Policy makers face growing affordability constraints, as electricity prices are a central political and economic issue in the “Age of Electricity” according to the IEA. These constraints increase the value of cost-effective, capital-efficient, rapidly deployable firm-power solutions.

Demand for Speed-to-Power Grows as Power Demand-Supply Mismatch Expands

The IEA highlights that the gap between required power capacity and the speed at which new supply can be added is widening. Data center construction timelines are 2 to 3 years, while grid and generation infrastructure typically require 4 to 8 years, creating a structural mismatch. Long interconnection queues and scarce generation equipment further slow progress; global turbine deliveries now face multi-year lead times, risking commissioning delays beyond 2030.

As a result, U.S. hyperscalers and utilities increasingly seek near-term, scalable solutions, with natural-gas generators identified by the IEA as a leading dispatchable source supporting rising AI and electrification demand.

The IEA reports that natural gas is expected to expand by 175 TWh globally to meet data center load through 2035, with most of this growth occurring in the U.S. Solutions that can be deployed quickly, provide firm capacity and integrate into existing infrastructure are crucial to closing the speed-to-power gap.

Potential Market Opportunity

The United States is entering a period of unprecedented electricity demand growth, driven by accelerating adoption of AI-enabled data centers, industrial reshoring, transportation electrification and building electrification. NERC estimates that over the next 10 years, North American summer and winter peak electricity demand is projected to increase by over 224 GW and 245 GW respectively, representing the fastest growth since NERC’s tracking started in 1995. NERC identifies new data centers for artificial intelligence and the digital economy as the primary drivers of this surge in demand, noting the concern that the pace of resource additions has been too slow to meet demand growth. NERC estimates 190 GW of Tier 2 or other resources would need to complete the interconnection planning process and reach commercial operations to meet the expected peak demand growth of nearly 250 GW over the next 10 years. While interconnection queues continue to grow, uncertainty surrounds the timing and amount of resource additions. In parallel, the generation mix is expected to become increasingly intermittent and weather-dependent as older fossil-fired units retire and are sometimes replaced by non-dispatchable resources. NERC reports that the anticipated shortfall in capacity, which is complicated by swelling interconnection queues and an increasingly variable resource mix, creates a significant near- and medium-term opportunity for scalable, rapidly deployable, dispatchable solutions capable of addressing both (i) bridge power needs in regions with multi-year interconnection delays and (ii) ongoing capacity support for grid operators facing shrinking reserve margin.

Source: North American Electric Reliability Corporation

Several U.S. markets, such as Texas and California, face especially acute reliability risks. Texas already shows rapid load growth pressures tied to data centers and industrial expansion, while California faces grid congestion, long interconnection queues and above-average vulnerability to extreme heat and weather-driven outages. Additionally, supply-chains for critical grid components are showing strain. GE Vernova, Siemens Energy and Mitsubishi Power, which supply turbines for roughly two-thirds of the gas-fired power plants under construction globally, as reported by the IEA, are facing extensive backlogs and turbine delivery timelines of as long as eight years according to the Institute for Energy Economics and Financial Analysis. The IEA highlights that order backlogs for transformers grew by more than 30% in 2024, after two years of growth above 15%. In combination with these pressures, the current market dynamics illustrate a growing divergence between the rapid acceleration of load growth and the comparatively slow pace of utility-scale infrastructure development.

Source: North American Electric Reliability Corporation

We are well positioned to deliver on the significant market demand for dispatchable, resilient and cost-effective power solutions that can be quickly deployed and commissioned. Through delivering 99.999% reliability and the capability to deliver in less than six months, with full project commissioning typically achieved within 12 to 18 months from contract signing, we provide one of the few scalable solutions capable of addressing near-term capacity needs, particularly in high-growth regions like Texas and California. As natural gas remains a critical firm resource supporting renewable integration, our modular, low-emission solutions enable hyperscale data centers, industrial facilities and utilities to procure reliable, firm power at substantial scale, often reaching several hundred megawatts or over a gigawatt, without the prolonged lead times inherent in traditional transmission expansion. This combination of speed, reliability and flexibility positions us to capture significant share in an increasingly capacity-constrained U.S. power market.

Our Power System Solutions

We are uniquely positioned to address the massive, fast-growing and complex market for speed-to-power, dispatchable capacity and resiliency solutions. Our power systems are delivered through our ERock Platform, which provides our customers a single partner across the entire life cycle of our power systems and differentiates us from our competitors. Our ERock Platform is anchored by leading natural gas engine and generator technology for multi-function onsite generation and combines this core technology with comprehensive, turnkey ESI services—a full-service offering that includes system design, site selection, planning and modeling, interconnection assistance, gas supply, permitting, construction and commissioning. Once operational, our ERock Platform offers O&M and dispatch capabilities that leverage extensive historical operational data capture, real-time monitoring and predictive diagnostics to optimize power system performance, while our remote operations center enables asset-level or aggregated dispatch, scheduled maintenance coordination and electricity and gas market integration to help maximize the value customers can capture using these systems. These integrated solutions and capabilities allow our power systems to be rapidly deployed, serve initial bridge power needs and, after grid interconnection, provide dispatchable capacity and/or reliable long-duration backup power throughout the remaining useful life of our systems, as discussed below. For more information regarding the services delivered through our ERock Platform, see “—Our Services.”

Rapid Deployment of Reliable, Dispatchable Power

We offer a rapid path to connect large electricity loads, such as data centers and C&I customer manufacturing facilities, to power. Our power systems enable customers to quickly deploy a distributed bridge power solution that provides faster access to reliable power through and beyond full grid interconnection. We have assembled and delivered our power systems in as little as six months, with full project commissioning typically achieved within 12 to 18 months from contract signing. We also have a track record of interconnecting multiple >50MW systems in 12 to 18 months from contract signing, subject to site conditions. Leveraging our high-volume standardized assembly model, we can stand up over 1.2 GW of annual available capacity in approximately 12 months with limited incremental capital expenditures.

Illustrative Time to Market for Various Grid Technologies

(1)	Reflects the midpoint of a 6 to 18-month deployment timeline

Source: EPRI, Reconciling the Value of Grid Interconnection and Speed-to-Power: Strategies for Powering Data Centers in the AI Era

Our rapid deployment capability supports businesses and utilities seeking cost-effective power continuity and resilience in an increasingly dynamic energy landscape and enables customers to access power during lengthy utility interconnection timelines to maintain project schedules. At up to two times the cost of our power systems, traditional and bespoke natural gas generation projects can take 60 to 84 months to deploy. At up to three times the cost of our power systems, natural gas fuel cells lack the dispatch capability of our power systems and typically have larger footprints, which can impact installation timelines. Solar and wind projects often require three years or more to deploy and are not capable of delivering reliable, dispatchable power like our power systems due to the inherent intermittency of sun and wind power sources. Even when paired with batteries, solar and wind remain limited in their ability to deliver dispatchable power because current battery technology cannot reliably satisfy the amount, duration or quality of electrical power required by large, often continuous or highly sensitive loads. In certain configurations, ERock systems can facilitate earlier access to grid interconnection compared to traditional standalone processes. In addition, our systems may serve as grid-support assets during peak demand or scarcity events, which can enhance project economics and contribute to local grid reliability. However, interconnection outcomes vary by jurisdiction and remain subject to utility and regulatory approval. Regulatory frameworks are evolving to support co-located generation and large loads. On December 18, 2025, FERC directed PJM Interconnection to establish transparent rules to facilitate service for large loads co-located with generation, including creating new transmission service options and clarifying interconnection procedures to address reliability and consumer-cost concerns associated with rapidly growing load. Similar programs are being deployed in ERCOT and pursued in other markets.

Our approach to rapid deployment involves selecting the optimal combination of our onsite generating technologies, including our proprietary natural gas generators, to deliver reliable power to maximize our customers’ utilization of grid infrastructure. Our ERock Platform delivers modular power systems that are designed and kitted for streamlined field assembly and deployment to maximize time efficiency and minimize trade labor during construction, which supports rapid installation and commissioning so customers can get up and running faster. Our ERock Platform also allows us to leverage commoditized component supply chains that do not require specialized equipment for generator final assembly, accelerating deployment timelines and enabling capacity additions of approximately 1.2 GW in less than 12 months. Our proprietary generator technology has best-in-class local emissions, quiet operation and fits inside the footprint of a like size diesel unit, allowing customers to permit more easily, have greater headroom to scale bridge power before requiring time-consuming, major source air permits, avoid additional real estate requirements and reduce or eliminate the need for and associated costs of sound mitigation, thereby improving speed of construction and community acceptance. In 2022, our generators became the first of their kind to secure CARB-DG certification, which has some of the strictest emission requirements in the world. No other reciprocating engines have received CARB-DG certification. Moreover, water use is in many jurisdictions receiving increasing scrutiny from utilities, regulators and local communities due to growing concerns around water scarcity, drought resilience, infrastructure strain and environmental sustainability. Our power systems are designed to operate with no on-site water required, eliminating the need for withdrawal, consumption or discharge of water as part of normal operations, further supporting community acceptance of our power systems.

Highly Economic Path to Bridge and Dispatchable Power Solutions

Our power solutions provide customers with a highly cost-effective path to reliable, utility-grade bridge and dispatchable power because our systems are engineered for both bridge and fast response dispatchable power applications. In contrast to stranded temporary infrastructure, once our customers are fully interconnected with the grid, our power systems can continue to serve customers as a reliable, dispatchable utility-grade power source with fast response, diesel-equivalent transient performance to supplement the grid and provide industry leading reliability for protection against grid outage events. This long-term, multi-purpose design of our power systems helps customers, particularly customers with large electricity loads such as data centers, to reduce the total cost of ownership by providing multiple value streams through the full useful life of the asset. By transforming bridge power installations into assets that continue to return value to the customer, our power systems support a more enduring and economically efficient bridge power development model compared to conventional temporary generation.

Highly Cost-Effective and Low-Risk Path to Increase Grid Capacity

As utility capital expenditures surge and electricity rates continue to rise due to increased demand for electricity, our power solutions provide a highly cost-effective and low-risk path to increasing grid capacity. Traditional grid-expansion planning often relies on long-term demand forecasts, requiring utilities to make large, long-dated capital commitments, and utilities are increasingly asking large new electricity loads—such as data centers—to share in those costs despite having significantly shorter planning horizons. This mismatch introduces substantial risk of stranded investment, overbuilding and misaligned capacity expansion—issues that regulators have become increasingly focused on as grid-upgrade proposals grow in scale. By contrast, our co-located distributed power systems arrive with the load itself, are typically paid for by the customer deploying the load and provide capacity concurrent with when the load comes online, eliminating the need for utilities to build ahead of requested demand. By enabling large new electricity loads to self-fund and install our distributed power systems, our platform increases capacity without requiring utilities to undertake costly grid upgrades in advance of demand and, once interconnection occurs, our power systems remain in place as a stable source of power supply for the grid that reduces or defers the need for further capital investment by utilities on grid expansion and helps moderate system-wide electricity rate impacts for existing customers. As a result, our power systems can help accelerate the interconnection timeline as utilities benefit from our bridge power solutions by securing new electricity load and associated revenues earlier, and customers benefit from dependable, distributed power while avoiding lengthy delays associated with traditional grid expansion. We have successfully deployed this approach for years, repeatedly demonstrating that customer-funded, distributed power systems can compress timelines by delivering immediately available capacity that can relieve near-term grid constraints. This proven model is now being embraced by leading markets such as PJM and ERCOT, where regulators, utilities and ISOs are increasingly adopting similar approaches to facilitate faster, lower-risk interconnections. This dynamic creates a mutually reinforcing outcome—reduced capacity planning and capital-deployment risk for utilities and a faster, more predictable path to power for customers.

Highly Reliable Path to Resilient, Firm Power

We believe our ERock Platform’s proprietary generator and operating software technology delivers a highly reliable path to resilient, firm power. Our power systems are designed for continuous, fault-tolerant operation—meaning they can maintain power output even when components fail or experience abnormal conditions—delivering reliable power when the grid is not available and provide backup power with lower emissions and noise than diesel alternatives. Our backup power solutions offer high operational reliability with inherent redundancy for fault tolerance and concurrent maintainability—meaning critical components can be serviced, repaired or replaced without shutting down the system—to facilitate deployment in mission-critical backup applications. Fueled by natural gas delivered through underground pipelines with no runtime limitations, our power systems have proven capable of delivering uninterrupted power through hurricanes, winter storms and everyday grid outages. As grid outages have become longer and more frequent, and where fuel deliveries can be delayed during severe weather, we deliver proven backup power solutions that keep critical facilities online during grid outages and emergencies.

Our Generator and Software Technology

We provide reliable, resilient and cost-effective power primarily through a proprietary, tailored, integrated power systems delivered through our ERock Platform, a comprehensive offering consisting of our generator and software-enabled O&M and asset management services described below.

At the core of our power systems is our RockBlock, a modular, distributed generator string that incorporates our proprietary natural gas engine, scales in 0.5 MW increments from 1.5 MW to 3.5 MW per RockBlock and is assembled in-house. Our RockBlock systems convert natural gas from local underground pipelines into electricity through a combustion process and are capable of continuously operating at their designed capacity with 99.999% reliability. Our RockBlock systems are engineered for maximum cost efficiency through their modular design and standardized kit, which supports rapid delivery, field construction and scaling. Our power system units feature a patented design that occupies approximately half the footprint of comparable natural gas units, while maintaining low sound levels across varying applications and achieving diesel equivalent transient performance, while meeting stringent local emissions standards, including CARB-DG compliance, one of the most rigorous emissions standards in the United States.

Complementing our generator technology is Granite, a proprietary software that is embedded in our power systems and enables us to use operating data to improve operations for high reliability at a lower cost. Granite architecture is a combination of real-time device data collection as well as distributed and aggregated data process and analytics. At the device level, Granite captures real-time data from our power systems’ ECU, controllers and balance of plant at sub-second intervals—far faster than typical SCADA systems—and uses advanced analytics to enable predictive diagnostics, dynamic site-level optimization and adaptive maintenance scheduling. Granite also allows remote 24/7 monitoring and centralized control from our NOCs, supporting thousands of assets and enabling market interactive peak shaving and grid services at distributed or aggregate levels. In addition, by comparing performance across power system units, sites and fleets, Granite identifies operational patterns and anomalies, supporting maximum uptime and efficiency across all systems while at the same time reducing operating costs. Generators procured outside of our ERock Platform do not come with Granite embedded in their systems.

To maintain our competitive edge, we are advancing a robust research and development (“R&D”) pipeline designed to enhance core generator and software technology offering and expand into new energy solutions that meet evolving customer needs. Our roadmap builds on the success of our RockBlock systems, with the goal of delivering greater reliability, simplified installation and improved operational flexibility, integration with other onsite energy technologies, such as battery energy storage systems, as well as additional, complementary products. A key focus is the continued evolution of Granite, with the goal of delivering higher reliability through predictive diagnostics, preventive maintenance and dynamic integration of distributed assets into a unified system. These innovations are intended to allow customers to optimize performance, reduce operating costs, and accelerate deployment timelines, while positioning ERock as a leader in scalable, intelligent power solutions for the future.

Our Services

We offer a fully integrated suite of services through our ERock Platform that supports rapid deployment, reliable operation and maximizing value from distributed power assets. Our offering spans comprehensive design, ESI project delivery, O&M, advanced asset management, white label programs and flexible financing and contract support—making us an end-to-end partner for resilient, scalable and cost-effective power solutions.

ESI Services. We provide a turnkey solution for the design, delivery and installation of distributed power and resiliency projects. Our ESI offering is comprehensive and tailored, encompassing:

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Site Assessment & Feasibility: Our team helps customers conduct detailed site evaluations, including load analysis, utility interconnection studies and environmental assessments, to assess optimal system design and project viability.

•	Natural Gas Interconnection and Site Availability: We conduct natural gas availability and interconnection studies for our customers.

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Permitting and Regulatory Compliance: We manage air and construction permitting and regulatory approvals, leveraging deep experience with local, state and federal requirements to streamline the process and minimize project risk.

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Custom System Design: Our engineers develop tailored solutions that integrate our proprietary generator technology with other distributed energy resources such as solar, battery storage and turbines, integrated with switchgear, transformers and other equipment to deliver a comprehensive power system. Each system is designed for maximum reliability, efficiency and scalability.

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Procurement and Supply Chain Management: We oversee the sourcing and procurement of major equipment and materials, utilizing a robust and diversified supply chain to support timely delivery and cost control.

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Construction and Installation: Our experienced construction teams manage site preparation, equipment installation, electrical and gas interconnections and commissioning. We emphasize safety, quality and speed, with modular, kitted solutions that enable rapid deployment and minimize onsite disruption. We have a proven track record in safety with average TRIR of 0.93 for the years ended December 31, 2025, 2024 and 2023. We conduct weekly company-wide safety meetings and biweekly safety trainings in addition to other ad hoc safety trainings. We also have a designated safety leader responsible for advancing our culture of safety.

O&M Services. Our O&M services are designed to ensure maximum reliability, uptime and performance for every installed power system. Our O&M offering is comprehensive, technology-enabled and performed by our employees, encompassing:

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24/7 Remote Monitoring: Assets monitored from our NOCs, utilizing the Granite software platform. This allows for real-time visibility into system health, performance and operational status across our fleet of distributed assets.

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Preventive Maintenance and Rapid Response: Our O&M team conducts regular preventive maintenance, leveraging predictive diagnostics and data analytics to identify and address potential issues before they impact operations. In the event of an alert or outage, our team is equipped to dispatch field technicians rapidly, minimizing downtime and restoring service quickly.

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Comprehensive Service Coverage: O&M services include scheduled maintenance, unscheduled repairs, warranty management, inventory and spare parts management and compliance with regulatory requirements. Our technicians are trained to service the entire generator system, including engine, alternator, cooling, lubrication and control systems, and benefit from working on a standardized RockBlock system used across our fleet, giving them extensive experience with the same equipment, which we believe leads to increased productivity, lower costs and improved quality and consistency.

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Performance Optimization: Through advanced data analytics and benchmarking, we compare performance across units, sites and fleets to identify outliers and optimize asset operation. Granite enables dynamic adjustment of maintenance schedules based on real-time operating conditions and historical data, reducing unplanned outages and lowering total cost of ownership.

•	Customer Support and Reporting: Customers receive regular performance reports, maintenance updates and direct access to our support team for operational questions or needs.

Asset Management. We provide comprehensive monetization services, acting as advisor or agent for owners of our deployed power systems of 724 MW, to optimize grid revenues through electricity and natural gas market participation, hedging and dispatch strategies. We partner with customers early in the site assessment and feasibility phase to evaluate potential market programs and revenue opportunities, integrating monetization considerations directly into the initial contracting and business-development process. Our approach focuses on evaluating the possible market programs or revenue streams best suited for our power systems, helping customers select monetization strategies designed to maximize the value of their assets by seeking to obtain the highest risk-adjusted returns. We also support hedging and risk management for customers and develop programs tailored for specific power markets.

White Label Program Services. We partner with utilities, such as Entergy, to design and execute white label resiliency programs, enabling them to offer branded reliability solutions. These programs allow our partners to deliver differentiated, customer-facing reliability offerings under their own brand while leveraging our expertise and infrastructure.

Financing and Contract Support Services. To facilitate project development, we offer robust financing and contract support, coordinating and arranging project financing and providing guidance on contract structuring and risk management. Our flexible asset ownership and value-sharing models—including Resiliency-as-a-Service and third-party financing vehicles—enable customers to deploy solutions with minimal upfront capital and predictable long-term costs.

Policy Advocacy and External Affairs. Our team of policy experts actively monitors and shapes policy at the local, state and federal level to support current and prospective customers’ use of natural gas onsite generation in their overall energy strategy. Working directly with and through associations, these educational, regulatory and technical activities aim to secure and protect market access, grid services compensation, gas supply and other recognition for clean and reliable onsite generation.

Our Competitive Strengths

We believe the following characteristics differentiate us from our peers and uniquely position us to execute on our strategy to create value for our stakeholders:

Reliable, Fast-Response Generator Technology. Our patented natural gas generator technology achieves diesel-equivalent transient performance response requirements, which is a critical capability for data centers that experience highly dynamic electrical loads. These facilities routinely see rapid fluctuations in power demand within milliseconds due to workload spikes, server startups and cooling system adjustments. Modern data centers, particularly large, high-density facilities supporting AI training, cloud computing and other high-performance workloads, and next-generation semiconductor chips such as AI accelerators, GPUs and custom silicon are placing growing demands on electrical power systems. These environments draw enormous and highly variable amounts of electricity and are far more sensitive to power quality than prior generations of computing infrastructure. Even very brief frequency deviations, voltage dips, or other grid disturbances can cause system instability, performance degradation, or costly downtime. As a result, these facilities increasingly require the ability to maintain continuous operation during short-duration grid disturbances, supported by fast, on-site frequency control and power stabilization capabilities. Strong transient response enables stable voltage and frequency during these sudden changes and supports seamless transitions between grid power, on-site generation and battery storage systems, helping to prevent equipment malfunctions, data corruption and costly downtime. Our natural gas generators also offer meaningful reliability advantages over diesel-based solutions, which depend on continuous fuel deliveries that can be disrupted by severe weather, transportation constraints or supply-chain interruptions. By contrast, our power systems operate on natural gas delivered through a resilient underground natural gas infrastructure, which reduces the operational risks associated with refueling. We believe that the combination of diesel-equivalent transient performance and a reliable fuel supply positions our power systems to meet the demanding requirements of mission-critical data center operations.

Comprehensive Partner for Reliable Power Solutions. We serve as a comprehensive partner for reliable, resilient and rapidly deployable distributed power solutions. Through our vertically integrated ERock Platform, we provide turnkey, cost-effective solutions that supplement and optimize traditional grid power and infrastructure. Our platform encompasses the entire asset lifecycle—from design, initial site development, interconnection and permitting to engineering, procurement, construction, commissioning, operations, maintenance and asset management—under a single, coordinated delivery model that reduces complexity and streamlines execution for our customers. Unlike the fragmented offerings of our competitors, our ERock Platform integrates our ESI, O&M and asset-management services capabilities with our deep development, operational and market domain expertise in multi-purpose, distributed power systems to deliver our patented natural gas generator power systems engineered for 99.999% reliability. This comprehensive proficiency allows us to deliver value to our customers from inception of a project through the useful life of the asset. By leveraging our deep engineering and construction expertise, we are able to design, assemble and rapidly integrate our distributed power systems tailored to customer needs at scale. Once commissioned, our in-house market operations specialists and software-enabled asset management services allow customers to leverage the multi-purpose design of our power systems—backup, bridge and grid services—to monetize their distributed assets through grid services, demand response and market participation, supporting customers to maximize asset value and reduce total cost of ownership. Our ERock Platform is reinforced by our extensive field-services expertise, built over a decade of operating at hundreds of sites, and proprietary, purpose-built Granite software that captures extensive real-time telemetry and operational performance data, enabling predictive analytics, dynamic maintenance scheduling and system optimization. Whether deployed for bridge, dispatchable or backup power applications, our ERock Platform’s comprehensive capabilities uniquely position us to deliver accelerated time-to-power and firm resiliency solutions.

Highly Differentiated, Proprietary Power System Serving Multiple Use Cases. Our highly differentiated, proprietary natural gas power systems are engineered to serve multiple mission-critical use cases through a single integrated power system. Leveraging our quick-response, patented generator technology and modular, emissions-advantaged design, our power systems provide cost-effective, resilient and turnkey solutions for bridge, dispatchable and backup power applications. As bridge power, our power systems enable the rapid deployment of reliable capacity that arrives with customer load demand and mitigates delays associated with long-lead grid capacity upgrades. As dispatchable capacity, our power systems function as on-demand, fast-response resources that support grid stability and help large energy users balance load demand and participate in market-driven dispatch strategies. As backup power, our power systems deliver highly reliable continuity for mission-critical operations during grid disruptions or extreme weather events such as extreme temperatures, earthquakes, hurricanes, typhoons, derechos, wildfires and flash floods. Our power systems come integrated with our purpose-built Granite platform, which enables real-time monitoring, predictive diagnostics and dynamic asset optimization. With advanced data analytics, sub-second data collection and fleet-wide benchmarking, Granite supports preventive maintenance, remote dispatch and market participation, supporting operational efficiency and maximizing asset value. Our power systems multi-use capability, combined with best-in-class emissions, a compact footprint and a standardized, scalable packaging architecture, represents a unique customer value proposition, offering superior performance, rapid deployment and compliance with the most stringent standards.

Engineered for Rapid Deployment and Scale. Our patented natural gas generator technology is engineered for rapid installation, serviceability and ultra-low local emissions in compliance with CARB-DG. Our CARB ultra-clean emissions package reduces key pollutants (NMHC, NOx, CO) by approximately 95%+ relative to diesel. The compact footprint and modular design of our pre-integrated RockBlock systems enable rapid deployment and easy siting, while oversized cooling systems and extensive telemetry support optimal performance and compliance with the most stringent operating standards, which supports an accelerated permitting process and community acceptance. Our ability to construct modular strings of back-to-back generators, each with a smaller individual footprint than comparable natural gas reciprocating generators, allows us to achieve systems with approximately half the footprint of comparable natural gas reciprocating generator systems. The standardization of our RockBlock fleet further allows us to deliver reliable, cost-effective power solutions at scale as it simplifies maintenance by enabling uniform service procedures, interchangeable parts and consolidated training programs, which lowers downtime and improves reliability, allows us to optimize performance monitoring and implement uniform operational protocols, resulting in higher utilization and reduced variability in output, and provides economies of scale in procurement and inventory management, while accelerating deployment timelines for new projects by reducing variability and complexity. We believe our power systems are well positioned to enable our customers to deploy reliable, dispatchable utility-grade power at scale faster than our competitors.

Significant Track Record and Feedback Loop Supporting Continuous Improvement. Our experience across approximately 400 sites representing approximately 1,000 MW of commissioned capacity over 15 years of operations provides us with a uniquely robust data foundation supporting continuous improvement of our technology and processes. This scale of real-world operating experience—built over 1.9+ million runtime hours across our entire fleet and reflected in our long-standing field services and engineering capabilities—enables us to optimize power system performance and enhance our core services for all of our customers. As a vertically integrated provider, we capture operational learnings across the entire lifecycle of all of our power systems, allowing us to systematically feed customer, field and operational performance data back into our design, engineering, assembly, commissioning, O&M and asset management processes. This closed-loop feedback mechanism supports measurable gains in enhancing our product offerings, services and assembly performance and enables us to leverage the insights gained from across our entire fleet to deliver more to our customers and stakeholders.

Embedded Relationships with Utilities, ISOs and Policy Makers. We have built deep, long-standing relationships with leading utilities, ISOs and policymakers across the United States—partnerships founded on trust, proven performance and a track record of delivering value in mission-critical applications. In several cases, these relationships have resulted in proprietary offtake and commercial arrangements with utilities such as Entergy and CPS Energy, as well as other potential arrangements that are under development. These arrangements involve bespoke, utility-specific carve-outs and structures that are not available on a generalized tariff basis and are not broadly accessible to other market participants, reflecting a high degree of confidence in our capabilities and operating model. These relationships enable us to execute effectively because the utilities, ISOs and policy makers know us, rely on our expertise and work closely with us to address their most pressing challenges. We also actively help create new markets for utilities by opening opportunities in both regulated and deregulated jurisdictions while securing attractive economics for our customers. Our positioning also facilitates faster interconnections and tailored solutions for our customers, whether the objective is to increase available capacity, support grid resilience initiatives or improve outcomes within existing utility and ISO frameworks. By serving as a trusted intermediary between companies and utilities and ISOs, we align interests, help solve complex problems and unlock new business opportunities, including from utility-sponsored projects and direct referrals from utilities that view us as a reliable partner with demonstrated ability to deliver differentiated solutions.

Asset-Light Business Model Supports Balance Sheet. Our asset-light business model enables us to scale efficiently while supporting a strong and flexible balance sheet. Because we do not lease or own the power systems we deploy—and instead sell those systems to customers, including third-party investors—the assets do not reside on our balance sheet and are typically financed through customer or investor payments, allowing us to recycle capital rapidly and avoid the capital-intensive burden typical of traditional infrastructure models. As a result, we require significantly lower capital expenditure than our peers and do not expect to require external capital to support our growth for the foreseeable future. In addition, because we provide comprehensive O&M and asset-management services through the ERock Platform, each power system we deploy has the potential to become an additional source of ongoing services revenue with limited incremental cost or capital. This business model avoids idle-asset risk, creates meaningful operating leverage as every additional MW we install can expand our service base and enables us to grow while preserving both capital efficiency and balance-sheet strength.

Long-term Contracted Services and O&M Revenue from a Growing Installed Base. With approximately 1,000 MW of installed capacity today, we have built a portfolio of long-term O&M and asset management services contracts, which we expect to grow over time as we continue to deploy our integrated power systems. These services contracts typically have a term of 5 to 15 years, and today our portfolio of services contracts have a weighted average remaining contract tenor of approximately 10 years and a historical customer renewal rate of 100%. As such, our services contracts represent a recurring, high-margin revenue stream that provides multi-year revenue visibility and supports predictable cashflow generation. Our O&M and asset management services offerings are designed to enhance the economics, efficiency, reliability and useful life of customer-owned generating units through advanced O&M, asset management and technology-enabled performance optimization. These capabilities reduce outage duration, improve system availability and increase energy output, while lowering lifecycle operating costs. Long-term services agreements are key elements of our business model and support the continued adoption and expansion of our ERock Platform. As our installed base continues to grow, we expect our ongoing services revenue to grow.

Seasoned Leadership Team with Multi-Decade, Cross-Functional Experience. Our management team brings over 150 years of combined experience across energy, technology, software, trading, risk management and industrial operations, including major roles at global energy companies, technology firms and infrastructure providers. This leadership is complemented by a workforce with deep cross-functional expertise in engineering, procurement, construction, operations, maintenance, asset management, market operations and customer support, supporting successful execution of complex, large-scale power projects.

Our Business Strategies

We intend to achieve our primary business objective of creating value for our stockholders through the following business strategies:

Execute on Contracted Power System Sales Backlog. Our near- and medium-term revenue is substantially dependent on the disciplined execution of our approximately $1.2 billion of Contracted Power System Sales Backlog as of December 31, 2025, which is expected to support multi-year growth across power system sales revenues and ongoing O&M and asset management services revenues. This backlog reflects signed customer commitments with defined delivery schedules and represents a substantial pipeline of contracted revenue that we expect to convert into revenues over the next several years. We are focused on executing this backlog on time, on budget and at scale, leveraging our vertically integrated ERock Platform, scalable assembly operations and capital-light business model. Our standardized, modular system design, multi-sourced supply chain and expanding assembly capacity at our Titan and Hyperion facilities are specifically aligned to support high-volume deployment without requiring significant incremental capital investment. We believe we are well positioned to convert our Contracted Power System Sales Backlog into deployed MW efficiently while maintaining quality, margins and reliability for customers with mission-critical power needs.

Expand Partner Network. We are expanding our partnerships with leading data center operators, energy service providers, engineering firms, consultants, and power infrastructure manufacturers to support our customers’ need for rapid growth and resilient, scalable and clean power. Our solutions enable speed-to-power, emissions compliance and operational continuity for the most demanding digital infrastructure clients. Additionally, independent system operators and vertically integrated utilities are stipulating load flexibility as a means to accelerate interconnection to the grid, which we can provide without affecting the workloads by dispatching onsite generation. Coupled with bridge and backup power, we can provide a complete onsite power solution that achieves speed-to-power years earlier than current practice.

Scale Utility Flexibility Market. We are growing our presence with utilities seeking cost-effective, dispatchable capacity to address rate pressure, grid reliability and regulatory requirements. Our distributed power generation assets provide utilities with lower cost, dispatchable and low-emission alternatives to traditional infrastructure, supporting grid stability and customer resiliency. Fast dispatching generating capacity without duration limitations can support resource adequacy requirements, and when co-located with load or at renewable plant interconnections we can achieve lower costs and faster deployment than traditional options since no interconnection study is needed.

Continue to Expand C&I Core. We are seeking to broaden our C&I customer base and grow within existing customers, delivering resilient backup and bridge power solutions for critical infrastructure, retail, manufacturing and logistics. The aging grid, increasing loads and operational impacts of power outages has resulted in increased market interest in our proven natural gas backup power managed solution. We are targeting large multi-site customers who are adopting new strategies to address these risks across their enterprise. We derive a substantial portion of our revenue and Contracted Power System Sales Backlog from a limited number of customers. For the year ended December 31, 2025, three customers accounted for 18%, 16%, and 14%, respectively, of our revenue. For the year ended December 31, 2024, three customers accounted for 19%, 17%, and 17%, respectively, of our revenue.

Diversify Assembly and Supply; Expand Capacity. Historically, we utilized a third party to assemble our power systems. In 2025, we began assembling our power systems internally at our Titan facility, and we are seeking to further increase our assembly capacity in the second half of 2026 with the development of our Hyperion facility. We are investing in new assembly capacity and diversifying our supply chain to support growth, expand margins and enhance product availability. Because we control the design, engineering and certification of our power systems, we are working to incorporate field experience into the engineering of our products to improve reliability and lower cost by optimizing the components used in our generator. These optimizations can enhance product performance, reduce component and manufacturing costs, improve ease of assembly and lower the potential for rework incidents. As we seek to scale our manufacturing capacity, we intend to further diversify our supplier base and transition additional high-margin components to in-house assembly to improve supply-chain certainty and reduce cost.

Enhance Core Technology to Deliver More. We are committed to the continued innovation of our generator and power systems platform. Building on the success of our RockBlock systems, we are seeking to enhance our core capabilities and address emerging applications and by integrating advanced technologies such as storage and turbines to enhance our platform’s flexibility and address a broader range of customer needs as our target markets mature. As part of these efforts, we expect to continue to increase the prime power rating of our current generator platform based on data gathered from assembly operations, supporting an increase in power density at customer sites. We are also pursuing improvements to simplify and extend the intervals between preventative maintenance activities, and, by leveraging Granite, we are seeking to move away from fixed, hour-based maintenance schedules to variable maintenance intervals based on actual usage patterns.

Deepen Integration with Renewables. We are seeking to further incorporate renewable power capabilities with our power systems. Integrating our power systems with renewable energy generation and storage systems could enhance the speed at which our power systems could be deployed because existing interconnection can be used to bypass interconnection queues, further strengthening our speed-to-power solution. Combining our power systems with renewable energy generation and storage systems can also enable customers to potentially maximize their use of renewable power by prioritizing the output of renewables when available and then leveraging the dispatch capabilities during periods when renewable sources are unavailable or producing less, which supports grid reliability while reducing emissions. Battery energy storage systems can complement this strategy by providing additional dispatch capability, supporting stable and efficient delivery of power.

Expand Granite Software Ecosystem and O&M and Asset Management Services. We are investing in the continued development of our Granite software platform, which provides real-time monitoring, high-resolution data collection and analytics that support predictive diagnostics and dynamic asset optimization. These capabilities directly enable and enhance the delivery of our O&M and asset management services. Granite collects and analyzes far more data points than typical monitoring systems, allowing it to more quickly detect short-term performance variability. With Granite, ERock can observe long-term operational trends and unit-to-unit outliers across a site or fleet, which supports a predictive maintenance program, thereby reducing unplanned outages and lowering lifecycle costs. By utilizing Granite to more effectively deliver our O&M and asset-management services to third-party asset owners, we aim to create long-term recurring revenue streams that grow alongside our installed base as well as enhance customer value through greater operational efficiency and improved asset performance.

Our Business Model

We generate revenue through a combination of power system sales and services, which allows us to realize revenue from equipment sales, site buildout, installations and commissioning and recurring revenue from O&M and asset management services post-commissioning. While we do sell our generators as a standalone product, most sales include the comprehensive design, delivery, installation and long-term services provided by the ERock Platform, with platform sales representing 100% and 98% of all generator sales booked in 2024 and 2025, respectively.

Power System Sales Revenues. We generate revenue from selling our natural gas power systems to customers inclusive of the design and ESI of turnkey power system solutions, and we report these revenues as product revenues and installation services revenues. Product revenues consist of power system product sales of generators and related equipment to produce our power systems. Power system sales installation services revenues consist of ESI services to design, construct, install and commission our power systems. Customers enter into ESI contracts to purchase our power systems, and these contracts also typically cover design and ESI services of such power systems. Our ESI agreements are generally structured such that customers pay a percentage of the contract price at execution, additional percentages upon the achievement of specified milestones, such as equipment delivery and installation, and the remaining balance upon successful completion of testing and commissioning.

Ongoing Services Revenues. After installation and commissioning, we enter into long-term service agreements for O&M and asset management services. Our typical services contracts range from 5 to 15 years and include both preventative and corrective services. These contracts typically include remote monitoring, preventive maintenance, rapid response and warranty support. Asset management contracts may also cover dispatch optimization, market participation and regulatory compliance. Recurring service fees are billed monthly for the duration of the contract and include a fixed service fee and, in some cases, a fee based on the financial performance of the power systems, with additional amounts payable on a per-work-order basis. The weighted average term of our O&M and asset management services agreements is approximately 10 years. To date, none of our customers have terminated or failed to renew our O&M or asset-management services.

Our Marketing and Sales Strategy

We target customers across the United States, in data centers, utilities and C&I sectors. Our marketing and sales strategy is designed to align customer acquisition with clear product-market fit, emphasizing quality over volume at the top of the funnel.

Integrated Marketing Strategy. Our integrated marketing strategy centers on top of funnel activities to increase brand and solution awareness using precise market segmentation, industry targeting, thought leadership, and differentiated product positioning. The Company focuses on geographic markets that offer economic value for distributed generation and exhibit grid instability or capacity constraints, including ERCOT, CAISO, PJM, MISO, SPP, WECC and other regulated utility regions. Within these markets, marketing efforts prioritize large load industries like data centers and manufacturing that have near-term capacity requirements as well as outage-sensitive industries such as water infrastructure, healthcare, grocery, process manufacturing, distribution and transportation, particularly customers with site portfolios of 50 MW or greater and loads exceeding 1 MW per site. This targeting is reinforced by a differentiated value proposition that emphasizes our bridge-to-backup and “Resiliency-as-a-Service” approaches, cost savings, turn-key delivery, proprietary clean and quiet generator design, rapid deployment, 24/7 network operations center and technology enabled operations and maintenance support.

Lead Generation Sources. Lead generation is diversified across multiple channels, with an emphasis on relationship-driven outreach supported by digital marketing with webinars, social media, web search and industry events. Historically, the majority of our leads have been generated through sales outreach, preexisting relationships, events and webinars, and partner sourcing, including complimentary service providers and utilities. This approach reflects a deliberate focus on higher-quality, relationship-based leads from targeted accounts while still maintaining a balanced inbound and outbound presence.

Sales Approach. We focus on process-driven sales execution to achieve the right customer mix, sales progression of qualified opportunities and maintaining sufficient activity to support future pipeline growth. We organize direct sales personnel based on sector and industry with experience in these targeted industries. We also team with utilities through white label programs or joint resiliency solutions. In general, we apply margin and minimum account opportunity size thresholds and ideal customer profiles, supported by sales qualification tools and training around customer pain points, decision timing, competitive positioning and tailored value propositions. To achieve sustained momentum, management emphasizes accountability for pipeline activity and prioritization of the best opportunities based on project economics (including target margin and customer credit worthiness), size, timing and likelihood to close, supplemented by structured support and cadence programs to create urgency.

Pricing and Contract Strategy. Pricing for our solutions reflects market-driven factors, including project cost, target margins, account growth potential and contract volume. We focus on structuring contracts to align with customer preferences for asset ownership or managed services, including by delivering the lowest total net cost of ownership, highest system performance or fastest speed-to-power compared to alternative technologies. Contract terms typically include equipment sales, engineering, procurement and construction services and ongoing operations and maintenance.

Our Customers and Markets

We serve customers across the United States, with a proven track record in data centers, utilities and C&I sectors. Our geographic footprint spans nine states and four major RTOs, with approximately 1,000 MW in deployed operating assets with an estimated current replacement value of approximately $1.4 billion. Our proprietary generator and software technology platform is trusted by leading enterprises and utilities to deliver reliable, dispatchable, and cost-effective power across a rapidly expanding footprint.

Our Key Highlights of Deployed Assets and Contracted Power System Sales Backlog

Our first distributed power system was commissioned in 2011 and since then our operations have grown to approximately 400 operational sites, with approximately 1,000 MW deployed operating power systems, approximately $1.4 billion in deployed operating assets and approximately $1.2 billion in Contracted Power System Sales Backlog as of December 31, 2025 representing approximately 3x faster growth than the market from 2024 to 2025.

With over 15 years of experience, we operate and are under construction in major electricity market areas including CAISO, ERCOT, MISO, PJM and WECC. In each of these regions, our distributed power systems are designed to provide resiliency and grid stabilization services from a variety of configurations behind-the-meter and front-of-the-meter and in competitive retails markets as well as vertically integrated utility services areas. Our distributed power systems are interconnected at investor owned and public power electric utilities.

In addition, several of these markets are pursuing “Bring Your Own Generation” strategies to accelerate interconnection and minimize impacts of large loads on the affordability and reliability of existing infrastructure. Our distributed power systems, typically paid for by the large loads themselves, can meet the requirements for accredited capacity and load curtailment that may be imposed as a condition of accelerated interconnection, which reduces the need for significant investments by local utilities for additional capacity.

Our Primary End Markets

Data Centers (Speed-to-Power). We partner with hyperscale and “colocation” data centers, providing rapid deployment of scalable, utility-grade backup and bridge power solutions. Our technology enables data centers to accelerate site commissioning, meet stringent reliability, sound and emissions requirements while supporting AI-driven load growth. We can provide power generation solutions for data center customers that enables fast-track data center construction and operation with prime power, ability to accelerate access to grid interconnection, prescribed flexibility and revenue generating grid services, and supports 24/7 reliable operations—all from a single generator technology platform, our ERock Platform, across the lifecycle of a data center buildout and operation.

Utilities (Grid Stability and Cost-Effective Capacity Expansion). Utilities leverage our distributed power generation assets to address rate pressure, grid stability, reliability and emergency backup, and capacity constraints and demand response. Our power systems offer dispatchable, cost-effective capacity that helps utilities avoid costly infrastructure upgrades and respond to regulatory demands for cleaner, more resilient power and supports overall grid stability during peak demand or scarcity events. We also have proven partnerships with major utilities in storm-prone and high-growth regions. We offer our solutions through turnkey system sales, in which we design, deploy and operate our power systems as fully integrated, customer-ready offerings, under white-label arrangements that allow our customers (e.g., a utility) to present these systems as part of their own branded energy solutions. We also enter into capacity offtake agreements that are structured to reflect the high availability and performance of our aggregated portfolio of distributed generation assets. In addition, our longstanding relationships with utilities help large loads navigate the interconnection process and meet the technical and contractual requirements necessary to secure flexible conditional firm interconnections, creating a meaningful speed-to-power pathway for rapid deployment and earlier access to reliable capacity.

Commercial and Industrial (Resilience). C&I customers—including retailers, manufacturers, healthcare providers, logistics companies and government entities—rely on us for resilient backup power and operational continuity as well as cost savings from grid services like peak demand reduction. Our power system solutions help protect critical infrastructure and enterprise operations from power outages and other grid disturbances, reduce emissions and support sustainability goals compared to traditional resilience solutions, such as diesel.

We have established a proven land-and-expand strategy in this end market, beginning with initial pilot installations that demonstrate reliability, value and ease of integration and subsequently scaling those relationships into broader regional and state-wide deployments. For example, with several multi-site customers—including Walmart and H-E-B—we initially deployed pilot power systems at a limited number of locations before expanding to multiple sites region- and state-wide. From 2019 through 2025, we increased our deployed operating assets at Walmart by 26 times to over 130 locations, and, from 2017 through 2025, we increased our deployed operating assets at H-E-B by six times to over 240 locations. We are proud to support our customers’ growth with a multi-purpose asset that not only supports reliable operation but also provides meaningful energy value across their portfolios through the reduction in the cost of power and potential for additional revenue.

As of December 31, 2025, we support six distribution centers and hundreds of retail sites and provide our C&I customers with a comprehensive service offering, including site selection, permitting, ESI, O&M and asset management.

Customer Case Studies

The examples below illustrate how customers have used our power systems and services across a range of applications. The selected case studies include data center, utility and C&I environments and reflect real-world deployments at scale. Together, they demonstrate how customers have achieved faster deployment timelines, improved reliability and resiliency, enhanced grid stability, cost efficiency and solutions tailored to their specific operational needs.

Speed-to-Power: Large Independent Power Producer. We are a preferred partner for hyperscale and enterprise data centers, providing rapid deployment of scalable, utility-grade backup and bridge power solutions. We are partnering with a leading independent power producer to deliver 1,200 MW of capacity for a data center in order to accelerate deployment and back-up power after grid connection. Our ability to provide rapid deployment of scalable, utility-grade backup and bridge power led to an agreement in November 2025 with this independent power producer to provide a total of 2,676 generators and 1.2 GW of nameplate generation, representing nearly $1 billion in revenue. Once the site has firm utility power, the ERock power system is expected to transition to a dispatchable power configuration or potentially be used to augment grid power.

Grid Stability/Affordability: Regulated Utility. Utilities leverage our distributed power generation assets to address rate pressure, grid stability, reliability and emergency backup, and capacity constraints and demand response. We are partnering with a regional electric utility that is working to serve a data center campus targeting a total compute capacity of over 1 GW. Due to our dispatchable, cost-effective capacity that helps utilities avoid costly infrastructure upgrades, in October 2025, we signed a generator purchase agreement with this regional electric utility to provide a total of 813 generators and 366 MW of generation, representing $290 million in revenue. Our power system will operate as a front-of-the-meter power plant, providing prime power until a new substation can be completed. Once the site has firm utility power, the ERock power system is expected to transition to serve as peaking capacity for the regional electric utility, strengthening grid flexibility and reliability.

Cleaner Resiliency and Grid Flexibility: Microsoft. Our distributed power system project with Microsoft Corporation in San Jose, California is engineered to deliver 60 MW of high-availability resiliency for data center operations while also providing grid stabilization services to CAISO during periods of reduced reserve margins. Through extensive testing and engineering work, our RockBlock outperformed Microsoft’s rigorous standards for transient response, allowing us to serve as a resiliency solution for their data center. We expect to begin delivering generators to the Microsoft site in the second half of 2026. Once operational, this power system will be capable of dispatching power with less than 15 minutes’ notice by transitioning the data center’s electricity imports from the grid to zero, thereby freeing capacity to support the grid. As the power system operates on a consistent supply of natural gas, we expect to perform these Grid Support Events, subject to customer operating requirements and applicable regulatory, interconnection and market constraints. In addition, through the use of renewable natural gas offsets, the onsite power operation is designed to achieve a net-zero carbon profile.

Speed-to-Power: Wistron. Wistron, a manufacturer of AI servers for hyperscalers such as Meta and Google, is under pressure to deliver AI computing power on compressed timelines to support the rapid growth of AI computing. We were uniquely positioned as a flexible, low-emissions solution that could meet both the rapid timeline and local permitting requirements for their 24/7 operations, and in May 2025, we signed a generator purchase agreement with Wistron to provide 21 generators and 9.5 MW of bridge power generation. The ERock power system will act as a crucial provider of operational continuity.

Resilience: Walmart and H-E-B. Our power systems are designed for continuous, fault-tolerant operation, deliver reliable power when the grid is not available and are trusted by blue-chip clients to provide backup power with lower emissions and noise than diesel alternatives. The resiliency of our power systems enables customer success and growth, and is particularly important for large C&I customers such as Walmart and H-E-B. Since 2016, we have delivered over 1,000 generators and over 450 MW to these customers. Our full-service, reliable power offering that can be sited in small footprints and emissions-sensitive communities make our offerings a compelling solution for C&I customers.

White Label Utility Partnership: Entergy. We have partnered with Entergy Corporation under a white label program to provide generation equipment, ESI services and O&M services with significant additional potential pipeline opportunities for a growing portfolio of Entergy’s C&I customers participating in its Power Through resiliency services program. Through this partnership, we support hospitals, industrial operations, data centers, educational institutions and grocery and distribution centers—by delivering reliable onsite power solutions. Entergy utilizes our distributed generation systems to help meet its resource adequacy requirements and incorporates them into its broader dispatchable resource portfolio.

Contractual Arrangements

Power System Sales Contracts. We supply generators for power generation projects throughout the United States under various equipment purchase agreements. These agreements are typically coupled with installation agreements for services related to our generators. Under our master ESI agreements, we serve as general contractor for the design, construction and commissioning of generators on a fixed-price basis. Title to the generators transfers to the customer upon completion of factory acceptance testing and payment of the applicable milestone amount, and title to any other portion of the project work transfers to the customer upon payment for that portion of the project work. Typically, our affiliate, Enchanted Rock, LLC, will subsequently provide ongoing maintenance and operational services pursuant to separate O&M and asset management contracts. Our ESI agreements are generally structured such that customers pay a percentage of the contract price at execution, additional percentages upon the achievement of specified milestones, such as equipment delivery and installation, substantial completion and the remaining balance upon successful completion of testing and commissioning. Generally, our ESI agreements may be terminated by customers at any time, subject to specified payments, or by us in the event of a customer default or sustained force majeure event.

O&M and Asset Management Contracts. We provide ongoing maintenance and operational services to the large majority of our ESI customers once installation of our power systems is complete. We also maintain service agreements under which we provide maintenance on a 24/7/365 basis. Certain of these agreements have terms of several years, while others extend for more than two decades. Invoices are submitted directly to customers, and compensation typically includes a fixed service fee and, in some cases, a fee based on the financial performance of the power systems, with additional amounts payable on a per-work-order basis. These agreements generally may be terminated by us or our customers upon advance written notice, provided that each party remains responsible for payment or services performed from the notice date through the effective termination date.

Vendor Contracts. In the ordinary course of our business, we purchase engine components and other products necessary for the assembly of our generators, transformers and switchgears. These agreements generally include fixed volume commitments at fixed prices and have multi-year terms. We also enter into agreements with natural gas providers to supply our customers’ generators with natural gas and, in such cases, we pass through the costs of such arrangements onto the customer. In addition, in the ordinary course of business we enter into agreements with subcontractors to support the performance of certain of our ESI services. These agreements typically range from one to five years and may only be terminated under certain circumstances such as insolvency, uncured material breach, force majeure, or the supplier’s failure to meet its minimum commitments.

Warranties. We generally provide warranties that all work performed and materials provided will be free from defects for a period of 12 months following substantial completion of our generators. In the event defects are identified, we will repair or replace the affected components as necessary. Warranties do not extend to damages resulting from misuse, accident, abuse or negligence. We also offer customers the option to buy extended warranties.

Competition

We primarily compete with companies that offer onsite or distributed power generation technologies, including reciprocating engine generators, turbines and fuel cells. In a more limited set of cases, customers will also consider alternatives such as renewable energy generation, battery storage, geothermal energy generation, nuclear energy generation and fuel cells. We believe we compete favorably with such competitors based on our superior bridge, backup and dispatch power applications, rapid deployment, lower total cost of ownership and integrated services platform, which includes differentiated elements such as turn-key original equipment manufacturer (“OEM”), ESI and O&M services and 24/7 network operations center, market operations and settlement. Customers generally lack a single alternative solution that provides all of these important attributes in one platform. We believe that our economic value proposition will continue to improve as load continues to grow and grids increasingly need dispatchable generation that can operate for long durations. Importantly, our power system solutions are designed to supplement the grid, not compete with or replace the grid, so we generally view utilities and ISOs as partners rather than competitors.

Sources of competition include:

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Gas reciprocating engines. Reciprocating internal combustion engines powered by natural gas that generate electricity onsite are widely available and low cost and typically used for backup power, load balancing or combined heat and power applications. Larger engines typically require greater oversizing for N+1 reliability and present emissions and noise challenges that limit their suitability for large-scale, always-on mission-critical loads. We believe we compete favorably with such technology as our power systems are lower cost, faster starting and provide low variation in electrical voltage and frequency using a rich-burn combustion process that eliminates the costly addition of selective catalytic reduction systems for emissions control or battery energy storage for power quality management.

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Small gas turbines (3-30 MW). Small-scale gas turbines operate on carbon-based fuels such as natural gas or diesel and offer high power density but often have slower start times, efficiency losses from altitude and temperature conditions and long procurement and permitting cycles, making them less suited for fast-response distributed applications requiring modular scalability. Such turbines also often require greater equipment redundancy to achieve comparable availability for large data-center and other mission-critical customers. We believe we compete favorably with such technology as our power systems provide faster starting, better voltage and frequency management, and do not require high pressure fuel supply for operations, which enables faster construction cycles since distribution pressure gas are more common near customer facilities.

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Traditional backup equipment. Traditional backup systems, such as diesel generators, are common for serving customers during grid outages, but face increasingly restrictive emissions limits, fuel supply-chain vulnerabilities during disasters and provide limited to no economic value outside rare outage events. We believe we compete favorably with such technology as our power systems provide multiple value stream including backup and grid stabilization services and match technical performance of diesel backup generation without the noise, emissions, and vulnerability to over the road fuel deliveries during emergencies.

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Commercially available fuel cells. There are a variety of commercially available fuel cells capable of providing energy storage as a power source, including proton exchange membrane fuel cells, molten carbonate fuel cells, phosphoric acid fuel cells and solid oxide fuel cells. Commercial fuel cells can offer low-emission baseload power but typically involve higher capital expenditures, limited transient response, and significant ongoing maintenance costs, reducing their suitability for large-scale resiliency or fast-response dispatch applications. We believe we compete favorably with such technology as our power systems are lower cost, have higher power density to reduce space requirements, are fast starting and can ramp to follow loads, while maintaining low variability in voltage and frequency.

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Combined-cycle plants. Combined-cycle facilities use both gas and steam turbines to increase total electrical output from the same fuel input. While efficient at utility scale, these plants are not designed for onsite resiliency, rapid deployment or customer-specific load support. Accordingly, these plants achieve high fuel efficiency but are large, long-dated utility assets that do not address customer-level resiliency, speed-to-power or behind-the-meter load support needs. We believe we compete favorably with such technology as our power systems can deploy much faster in 18-24 months and can provide much faster starting operation to meet backup power requirements and support grid emergencies.

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Traditional co-generation systems. These systems deliver a combination of electric power and heat and are optimized for facilities with constant thermal loads and therefore struggle to provide flexible, high-

availability electric capacity required for data center and industrial customers. We believe we compete favorably with such technology as our power systems are designed to provide grid stability and backup services sized to meet the electrical requirements of the customer, without the added cost and requirements of thermal heat recovery and distribution.

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Utility scale simple cycle gas turbines. These very large turbines are designed to serve the ISO or the broader grid rather than individual customer facilities and cannot address customer-specific reliability, speed-to-power requirements or transmission and distribution cost avoidance opportunities. We believe we compete favorably with such technology as our power systems are modular for faster deployment and can be located at or behind the customer meter to provide the same grid stabilization services, but with faster start times and without the dependency on grid interconnection queues, and the resulting grid upgrade costs.

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Battery storage. There are a variety of commercially available energy storage solution products capable of providing energy storage as a power source. Battery storage is effective for short-duration time shifting of loads but cannot cost-effectively deliver multi-hour to multi-day firm capacity or support large loads during extended outages or grid emergencies without substantial and expensive oversizing and the resulting space requirements. We believe we compete favorably with such technology as our power systems provide fast start energy generation without duration limits due to continuous fuel supply from the underground gas pipelines network.

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Alternative power generation. We also compete with producers of renewable power combined with battery storage solutions, geothermal power solutions, and emerging modular nuclear power solutions. Such alternative generation technologies face constraints such as intermittency, specialized siting requirements, or long development timelines, making them less able to meet near-term onsite resiliency and speed-to-power needs. We believe we compete favorably with such technology, and in some cases can supplement existing operations, as our power systems can provide firm, dispatchable capacity that matches the full load requirements of our customers and require much less space.

Our key competitors include other distributed energy generation system vendors such as Bloom Energy Corporation, Caterpillar Inc., Cummins Inc., GE Vernova Inc., Generac Holdings Inc., INNIO, PowerSecure, Siemens AG, Volta Grid LLC and Wärtsilä Corporation. Battery companies such as Fluence Energy, Inc. and Tesla, Inc. also provide systems that may act as a limited replacement for our systems and also have energy management software. Some of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than we do. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to more effectively compete for new power system projects.

Research and Development

To maintain our competitive edge, we are advancing a robust R&D pipeline designed to enhance core generator and software technology offering and expand into new energy solutions that meet evolving customer needs. Our roadmap builds on the success of our RockBlock systems, with the goal of delivering greater reliability, simplified installation and improved operational flexibility, integration with other onsite energy technologies, such as battery energy storage systems, as well as additional, complementary products. A key focus is the continued evolution of Granite, with the goal of delivering higher reliability through predictive diagnostics, preventive maintenance, lowered cost and dynamic integration of distributed assets into a unified system. These innovations are intended to allow customers to optimize performance, reduce operating costs, and accelerate deployment timelines, while positioning ERock as a leader in scalable, intelligent power solutions for the future.

Intellectual Property

We rely on patents, trade secrets, copyrights and other forms of intellectual property protection, both internally developed and acquired, in order to maintain a competitive advantage and protect our freedom to operate. Our products are manufactured, marketed and sold using a portfolio of patents, trade secrets, copyrights and other forms of intellectual property, some of which have statutorily limited terms and will expire in the future. We seek to develop and acquire new intellectual property on an ongoing basis. Based on the broad scope of our product lines, we believe that the loss or expiration of any single intellectual property right would not have a material effect on our consolidated financial statements.

As of December 31, 2025, a majority of our intellectual property consists of proprietary know-how, processes and other confidential information that we protect primarily as trade secrets using contractual confidentiality obligations. We own one issued patent covering our generator in the United States that will expire in 2036, and we own a similar patent in 16 other national jurisdictions. As of December 31, 2025, we own 61 registered trademarks and 20 applied-for trademark applications, for which certain rights are dependent on the registration of the trademark by the U.S. Patent and Trademark Office or other applicable national or regional trademark authority. As of December 31, 2025, we own several registered domain names, with the primary registered domain name used in our business being for our website, www.enchantedrock.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Properties and Facilities

Our corporate headquarters is located in Houston, Texas, and occupies approximately 29,500 square feet of space. Our current lease for the corporate headquarters expires in July 2027. We also lease our Titan and Hyperion assembly facilities. Together, these facilities comprise approximately 520,000 square feet of space. Our current lease for our Titan facility expires in May 2030. Our current lease for our Hyperion facility expires in August 2033. We believe our facilities are adequate to support our business for at least the next twelve months.

Supply Chain

We have multiple sources for many of the components necessary to assemble our power systems. Many of the key components and materials, including a large percentage of power electronics and controls system components, are commercially available. In some cases, we have entered into long-term supply agreements with suppliers based on our forecasted inventory demand. All of our suppliers must undergo a rigorous qualification process, and we continually evaluate additional suppliers to increase supply chain diversity. We are investing in new generator assembly capacity and diversifying our supply chain to support growth, improve margins and support product availability.

Permits and Approvals

Each of our installations or customer installations must be designed, constructed, and operated in compliance with applicable federal, state, and local regulations, codes, standards, guidelines, policies, and laws. To install and operate our power systems, we, our customers, or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction to install energy storage products and to interconnect the products with the local electrical utility.

Government Regulation

Although we are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity and natural gas heavily influence the market for our product and services. These statutes and regulations often relate to electricity and natural gas pricing, utility service rates, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different utility service rates for commercial customers on a regular basis. These changes could affect our ability to deliver cost savings to future customers for the purchase of electricity.

Our power systems require interconnection agreements from the applicable local natural gas utilities in order to operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.

For further information on government regulation-related risks, see “Risk Factors—Risks Related to Laws, Regulations and Other Legal Matters.”

Environmental and Occupational Health and Safety Regulations

Our operations and facilities are subject to a comprehensive and complex framework of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes and the investigation and remediation of certain materials, substances and wastes. Some environmental laws and regulations may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with both past and present operations. Various governmental agencies promulgate and enforce regulatory schemes to enforce these laws, compliance with which can be costly. In addition, many activities are subject to stringent reporting and permitting requirements. Failure to comply with these laws or regulations or to obtain or comply with permits under such legal and regulatory schemes may result in the assessment of sanctions, including administrative penalties, civil penalties, criminal prosecution, imposition of investigatory, remedial or corrective actions, the required incurrence of capital expenditures, the occurrence of restrictions, delays or cancellations in the permitting, operation, development or expansion of projects and the imposition of orders or injunctions to prohibit or restrict certain activities or force future compliance. We are committed to obtaining all necessary permits, monitoring our business’s environmental performance and to the health and safety of our employees. As such, we seek to operate our business in substantial compliance with all applicable environmental laws and regulations.

Our operations are subject to stringent and complex federal, state and local laws, and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.

Based upon consideration of currently available information, we believe liabilities for environmental and health and safety matters will not have a material adverse impact on our consolidated financial statements, but we cannot assure that such liabilities may not arise in the future. For further information on environmental-related risks, including climate change, and health and safety-related risks, see “Risk Factors—Risks Related to Laws, Regulations and Other Legal Matters.”

Operating Risks and Insurance

Our operations are subject to various hazards, including those inherent in the assembly, installation, operation and maintenance of distributed power systems. Such risks include damage to natural gas pipelines, our power systems, or related equipment or infrastructure; fires, ruptures, earthquakes and explosions and other hazards that could also result in personal injury and loss of life, property damage, pollution and suspension of operations. In addition, our generator units in our power systems are considered high energy systems because they consume natural gas and may operate up to 480 volts. High-voltage electricity poses potential shock hazards, while natural gas, associated with use of our power systems, is flammable and therefore is a potentially dangerous fuel capable of causing fires and other harm. There can be no assurance that our products will continue to be certified to meet certain design and safety standards, and if our equipment is not properly handled or if there are undiscovered issues with our equipment, there could be system failure and resulting damage, injury, death or liability.

We maintain insurance against civil liabilities relating to personal injuries to third parties, for loss of or damage to property, for business interruptions and for certain environmental matters, that provides coverage, subject to the applicable coverage limits, deductibles and retentions, and exclusions, that we believe are appropriate upon terms and conditions and for premiums that we consider fair and reasonable in the circumstances. There can be no assurance that we will not incur losses beyond the limits of or outside the coverage of our insurance.

Seasonality

Our operations are not subject to significant seasonal variation in demand or supply.

Employees

Our employees are a critical asset and are key to our innovative culture and overall success. We are focused on building upon our high-performance culture by attracting, engaging, developing, retaining and rewarding top talent. We strive to enhance the economic and social well-being of our employees. We are committed to providing a welcoming, inclusive environment for our workforce, with training and career development opportunities to enable employees to thrive and achieve their career goals.

As of March 12, 2026, we employed approximately 385 people, none of whom are represented by labor unions or subject to collective bargaining agreements. To meet accelerating demand, we expect to hire additional employees over the next 12 months, with a significant portion expected to be located in O&M services.

Health and Safety

We believe our corporate culture plays a significant role in our ability to consistently deliver efficient and reliable service to our customers, as well as our ability to attract and retain high quality personnel. Safety is a focus for our operations, and we have a proven track record in safety with average TRIR of 0.93 for the years ended December 31, 2025, 2024 and 2023. We conduct weekly company-wide safety meetings and biweekly safety trainings in addition to other additional ad hoc safety trainings. We also have a designated safety leader responsible for advancing our culture of safety.

Employee Welfare and Development

We provide employees the option to participate in health and welfare plans, including medical, dental, life, accidental death and dismemberment and short-term and long-term disability insurance plans. We also offer a number of health and wellness programs, including telemedicine, health screens and fitness reimbursement as well as access to the Employee Assistance Program which provides employees and their family members access to professional providers to help navigate challenging life events 24 hours a day/365 days a year.

Legal Proceedings

We are from time to time involved in other various claims, litigation matters, contract negotiations and disputes, and we anticipate that we will be involved in such matters from time to time in the future. The operating hazards inherent in our business expose us to claims and litigation, including personal injury litigation, environmental litigation, contractual litigation with customers, intellectual property litigation, tax or securities litigation and administrative actions by regulatory agencies. Risks associated with litigation include potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters. We may also be subject to significant legal costs in defending these actions, which we may or may not be able to recoup depending on the results of such claim. While many of these matters involve inherent uncertainty, we believe that the amount of the liability, if any, ultimately incurred with respect to current proceedings or claims will not have a material adverse effect on our consolidated financial position as a whole or on our liquidity, capital resources or future annual results of operations.

MANAGEMENT

The following table sets forth certain information as of    , 2026 regarding individuals who are expected to serve as our executive officers and directors upon the completion of this offering.

Name	Age	Position

John Carrington	59	Chief Executive Officer and Director

Corey Amthor	59	President

Ian Blakely	49	Chief Financial Officer

Paul Froutan	51	Chief Operating Officer

Davis Zapffe	38	General Counsel and Secretary

Non-Employee Director Nominees:

Charles Boynton	58	Director Nominee

Dan Brouillette	63	Director Nominee

Hans Kobler	60	Director Nominee

Mark Patterson	65	Director Nominee

Sameer Reddy	42	Director Nominee

Tony Satterthwaite	65	Director Nominee

Our Executive Officers and Director

John Carrington has served as Chief Executive Officer of ER Holdings since November 2025 and as Chairman of the ER Holdings board of managers since June 2025. Mr. Carrington has served as Chief Executive Officer and a director of ERock, Inc. since January 2026. Previously, from December 2013 through December 2024, Mr. Carrington served as Chief Executive Officer and a member of the board of directors of Stem, Inc., a NYSE-listed provider of AI-driven clean energy software and services. Prior to joining Stem, Mr. Carrington served as Chief Executive Officer of MiaSolé, Inc., a manufacturer of thin-film photovoltaic solar panels, through its sale to Hanergy in December 2012. Earlier in his career, Mr. Carrington worked at First Solar and spent over 16 years at General Electric Company, where he held leadership roles across product management, manufacturing, sales and international operations, including four years leading commercial and marketing activities in Japan. Mr. Carrington holds a Bachelor of Arts in Marketing and Economics from the University of Colorado, Boulder.

Mr. Carrington is qualified to serve on our board of directors due to his extensive executive leadership experience in the energy and infrastructure sectors and his experience leading companies through periods of rapid growth and transformation.

Corey Amthor has served on the ER Holdings board of managers since November 2014 and as ER Holdings’ President since March 2020. Mr. Amthor has served as President of ERock, Inc. since January 2026. Mr. Amthor also served as ER Holdings’ interim Chief Executive Officer from June 2025 to December 2025 and as its Chief Financial Officer from June 2024 to June 2025. Prior to joining ER Holdings in 2014, Mr. Amthor held senior roles at Calpine, ConAgra, DuPont/Conoco, and Statoil. Mr. Amthor holds a Bachelor of Science in Agricultural Economics and an MBA from the University of Missouri.

Ian Blakely has served as ER Holdings’ Chief Financial Officer since June 2025, a role he previously held from October 2014 to April 2020. Mr. Blakely has served as Chief Financial Officer of ERock, Inc. since January 2026. Since joining ER Holdings in 2015, Mr. Blakely has held roles of increasing responsibility, including serving as ER Holdings’ Chief Strategy Officer from May 2022 to June 2025 and as Chief Technology Officer and

Executive Vice President of Asset Management from April 2020 to May 2022. Before joining the Company, Mr. Blakely worked with venture capital and private equity funds specializing in energy, supporting teams in developing, commercializing and scaling technology businesses. Mr. Blakely holds a Bachelor of Science in Economics from Duke University and an MBA from MIT’s Sloan School of Management.

Paul Froutan has served as ER Holdings’ Chief Operating Officer since February 2024. From May 2022 to February 2024, he served as ER Holdings’ Chief Technology Officer. Prior to joining ER Holdings, Mr. Froutan served as Chief Financial Officer at Xenex Disinfection Services, a San Antonio, Texas-based developer and provider of ultraviolet light-based disinfection technologies for healthcare and other commercial environments, from January 2012 to September 2021. At Xenex, he also held the position of Chief Operating Officer from January 2012 to September 2020. Before Xenex, Mr. Froutan led Google’s Global Data Center Operations, overseeing the design, construction, and management of its worldwide data centers and server infrastructure. Mr. Froutan holds a Bachelor of Science in Mechanical Engineering and an MBA from the University of Texas at Austin.

Davis Zapffe has served as ER Holdings’ General Counsel and Secretary since May 2025 and as General Counsel and Secretary of ERock, Inc. since January 2026. From March 2024 to November 2024, he served as General Counsel of Arkon Energy, a digital infrastructure company, where he led all legal aspects of corporate transactions, including regulatory and governance functions. From August 2021 to November 2023, he served as the General Counsel of Argo Blockchain, a bitcoin mining and technology company, where he played a leading role in that company’s successful initial public offering on the Nasdaq and managed all of the company’s legal, regulatory and corporate governance functions. From September 2017 to September 2021, he served as Senior Counsel at Oasis Petroleum, a hydrocarbon exploration and hydraulic fracturing company, where he advised on energy development, midstream, upstream, and oil and gas legal matters. Mr. Zapffe began his legal career as an Associate Attorney at Vinson & Elkins LLP. Mr. Zapffe holds a Bachelor of Science in Electrical Engineering from the University of Texas at Austin and a Juris Doctor from the University of Houston.

Non-Employee Director Nominees

Charles Boynton is expected to serve as one of our directors upon completion of this offering. He has served as Chief Financial Officer of Nextpower Inc. (Nasdaq: NXT, and formerly known as Nextracker Inc.), a leading provider of intelligent power generation technology and solutions for solar power plants, since May 2024. Prior to his appointment, Mr. Boynton served on Nextpower’s board of directors, where he served as chair of the audit committee, from February of 2023 until March 2024. Mr. Boynton has more than 30 years of finance and accounting experience, as well as significant experience in the solar industry. Prior to joining Nextpower, Mr. Boynton served as the Chief Financial Officer at Logitech, a global provider of personal computer and mobile accessories from February 2023 to May 2024. He also served as Executive Vice President and Chief Financial Officer at Poly, a global provider of premium audio, video, and collaboration products and software from March 2019 until its acquisition by HP Inc. in October 2022. From June 2010 to July 2018, Mr. Boynton served as Executive Vice President and Chief Financial Officer of SunPower Corporation, a U.S. solar technology and services provider, and from June 2015 to June 2018, he served as the Chief Executive Officer of 8point3 Energy Partners, a U.S. growth-oriented solar energy partnership. Prior to 8point3, he served as the Chief Financial Officer of other public and private companies. Mr. Boynton holds a Bachelor of Science degree in Accounting from the Kelley School of Business at Indiana University, Bloomington and an MBA in Finance and International Business from the Northwestern University Kellogg School of Management.

Mr. Boynton is qualified to serve on our board of directors due to his experience in finance and accounting leadership, including serving as Chief Financial Officer of multiple public technology and solar energy companies and Chief Executive Officer of a publicly traded renewable energy partnership.

Dan Brouillette has served as a member of the ER Holdings board of managers since June 2025 and is expected to serve as one of our directors upon completion of this offering. He currently serves as Partner and Co-Chair of the Torridon Group, a strategic advisory firm based in Washington, D.C. From October 2023 to January 2025, he served as Chief Executive Officer and President of the Edison Electric Institute, a trade association representing investor-owned electric utility companies. From January 2021 to October 2023, he served as President of Sempra Infrastructure, a multinational firm specializing in the construction and operation of liquefied natural gas (LNG) export terminals, pipeline networks, and renewable electricity generation facilities. Mr. Brouillette served as the 15th United States Secretary of Energy from December 2019 to January 2021 and previously served as Deputy Secretary of Energy from 2017 to 2019. Prior to his government service, Mr. Brouillette spent more than a decade working as a C-suite executive at the United States Automobile Association and Ford Motor Company. Mr. Brouillette holds a Bachelor of Science degree in Economics from the University of Maryland, an MBA from Tulane University and an MA in Intelligence and National Security from The Citadel.

Mr. Brouillette is qualified to serve on our board of directors due to his leadership experience in energy policy and infrastructure and his understanding of regulatory and power-market dynamics.

Hans Kobler has served as a member of the ER Holdings board of managers since December 2024 and is expected to serve as one of our directors upon completion of this offering. He has served as Founder and a Managing Partner of Energy Impact Partners LP (“EIP”), a global investment firm focused on energy transition technologies and our Sponsor, since June 2014. Mr. Kobler is a 25-year veteran of energy and climate technology investing. He started his career as a management consultant at Bain & Company before leading the energy technology group at GE Equity, General Electric’s venture capital arm. Mr. Kobler went on to found and serve as Chief Executive Officer of Digital Power Capital, a venture capital fund focused on advanced power technologies. He also built and led ICx Technologies, a leading sensor technology company targeting security, transportation, and energy, which went public on Nasdaq in 2007. Mr. Kobler holds a Master of Aerospace Engineering from the Technical University of Munich, an MBA from the University of Texas at Austin, and attended the INSEAD MBA (SS) program.

Mr. Kobler is qualified to serve on our board of directors due to his experience investing in and scaling energy and infrastructure technologies.

Mark Patterson has served as a member of the ER Holdings board of managers since June 2025 and is expected to serve as one of our directors upon completion of this offering. He is a former investment banker and seasoned board director who has served as President of his own advisory firm, MRP Holdings LLC, since 2009. Mr. Patterson also currently serves as a Senior Advisor at Rockefeller Capital Management. He previously held senior leadership roles at Merrill Lynch, including Managing Director and Global Head of Real Estate Investment Banking, and Citigroup, where he served as Global Head of Real Estate Investment Banking. Mr. Patterson currently serves on the board of directors of Digital Realty Trust, Inc. (NYSE: DLR), Americold Realty Trust, Inc. (NYSE: COLD) and UDR, Inc. (NYSE: UDR). He served on the board of directors of Paramount Group, Inc. (formerly listed on the NYSE) from May 2018 until its acquisition in December 2025. He holds a Bachelor of Business Administration from the College of William and Mary and an MBA from the Darden School of Business at the University of Virginia.

Mr. Patterson is qualified to serve on our board of directors due to his extensive experience in investment banking, capital raising, mergers and acquisitions and real estate investment, as well as his significant public company board and advisory experience.

Sameer Reddy has served as a member of the ER Holdings board of managers since 2017 and is expected to serve as one of our directors upon completion of this offering. He has served as Partner at EIP, a global investment firm focused on energy transition technologies and our Sponsor, since December 2015. In January 2022, Mr. Reddy was elevated to Managing Partner of EIP. Mr. Reddy has over 15 years of experience in energy transition and climate technology. He oversees the Energy Impact Investors’ Flagship strategy. Prior to EIP, Mr. Reddy spent five years at Evercore, where he advised clients on M&A transactions, and three years at GE Capital’s energy venture capital group focusing on industrial and clean tech investing. Mr. Reddy has a dual degree in Finance and Economics from the University of Florida.

Mr. Reddy is qualified to serve on our board of directors due to his experience investing in energy transition technologies and advising on power and infrastructure transactions.

Tony Satterthwaite is expected to serve as one of our directors upon completion of this offering. He is a retired executive who held various roles with Cummins, Inc. from 1998 through 2024, including serving as Senior Vice President responsible for information technology, digital and transformation from August 2022 through September 2024, Vice Chairman from March 2021 to July 2022, and President and Chief Operating Officer from October 2019 to March 2021. He previously served as President of each of Cummins’s Distribution and Power Generation businesses units. Mr. Satterthwaite has extensive experience in global industrial technology manufacturing and power generation, including senior leadership roles overseeing large-scale operations and technology-driven businesses. Mr. Satterthwaite currently serves on the board of directors of Amprius Technologies, Inc. (NYSE: AMPX) and The Chemours Company (NYSE: CC), where he is chair of the compensation and leadership development committee. He previously served on the board of directors of IDEX Corporation (NYSE: IEX) from 2011 to 2025, where he was chair of the compensation committee from 2015 to 2022, and Atmus Filtration Technologies Inc. (NYSE: ATMU) from 2022 to 2024. Mr. Satterthwaite holds a Bachelor of Science in Civil Engineering from Cornell University and an MBA from Stanford University.

Mr. Satterthwaite is qualified to serve on our board of directors due to his extensive senior leadership experience in global industrial technology manufacturing and power generation as well as his significant public company board experience.

Family Relationships

No family relationships exist by or among our executive officers, directors and director nominees.

Arrangements between Officers and Directors

There is no arrangement or understanding between any of our executive officers, directors, or director nominees and any other person pursuant to which such person was selected to serve as an executive officer or director.

Composition of Our Board

Upon the consummation of the offering, our board of directors will consist of    directors. In accordance with our certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by our board of directors.

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. During such time as our board of directors is classified, our certificate of incorporation and bylaws will provide that any director may only be removed for cause and only by the affirmative vote of at least 66 2⁄3% of the voting power of the stock outstanding and entitled to vote on the election of directors, voting together as a single class. In addition, vacancies shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

Director Independence

Our board of directors has determined that each of     ,     and     are independent within the meaning of the listing standards of    .

Board Leadership Structure

We do not have a policy regarding whether the role of the chairperson of our board of directors and chief executive officer should be separate or combined, and our board of directors believes that we should maintain the flexibility to select the chairperson and chief executive officer and reorganize the leadership structure, from time to time, based on criteria that are in our best interests and the best interests of our stockholders. In connection with the completion of this offering, Mr. Kobler is expected to serve as chairperson of our board of directors.

Role of our Board in Risk Oversight

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect our corporate strategy, business objectives, compliance, operations and financial condition and performance. Our board of directors focuses its oversight on the most significant risks facing us and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of our senior management on areas of material risk to us, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on us.

Board Committees

In connection with the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. These committees will be governed by their charters that will be available on our website at www.enchantedrock.com. Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Audit Committee

The primary responsibilities of our audit committee will include, among other things:

•

assisting our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	preparing the report required by the SEC for inclusion in our annual proxy or information statement;

•	approving audit and non-audit services to be performed by the independent accountants; and

•	performing such other functions as our board of directors may from time to time assign to the audit committee.

Upon the completion of this offering, Mr. Boynton, Mr. Brouillette, Mr. Patterson and Mr. Satterthwaite are expected to be the members of our audit committee. Our board of directors has determined that    qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act and that each of        ,    and    qualifies as an independent director for purposes of Rule 10A-3 of the Exchange Act and the listing standards of     . Mr. Boynton is expected to serve as the chair of the audit committee.

Compensation Committee

The primary responsibilities of our compensation committee will include, among other things:

•

overseeing the company’s overall compensation philosophy, assessing whether it is aligned with the company’s business strategy and stockholder interests and establishing appropriate incentives for management and employees;

•

reviewing and approving (or recommending to the full board of directors for approving) the compensation and other benefits for executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, and setting compensation for these officers based on those evaluations (or recommending such compensation to the full board of directors for approving);

•	reviewing and recommending to our board of directors for approval the form and amount of compensation for our independent directors; and

•	performing such other functions as our board of directors may from time to time assign to the compensation committee.

Upon the completion of this offering, Mr. Boynton, Mr. Kobler and Mr. Patterson are expected to be the members of our compensation committee. Our board of directors has determined that each of    ,    and    is independent under the listing standards of     , including the heightened independence standards applicable to members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. Mr. Patterson is expected to serve as the chair of the compensation committee.

Nominating and Corporate Governance Committee

The primary responsibilities of our nominating and corporate governance committee will include, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors;

•	approving and reviewing corporate governance guidelines;

•	recommending members for each committee of our board of directors; and

•	performing such other functions as our board of directors may from time to time assign to the nominating and corporate governance committee.

Upon the completion of this offering, Mr. Brouillette, Mr. Reddy and Mr. Satterthwaite are expected to be the members of our nominating and corporate governance committee. Mr. Satterthwaite is expected to serve as the chair of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, we were not a standalone, publicly traded company, and did not have a compensation committee or any other committee serving a similar function. For additional details regarding our executive compensation, see “Executive Compensation.”

Code of Business Conduct

In connection with this offering, our board of directors intends to adopt a code of conduct and ethics that establishes the standards of ethical conduct applicable to all our directors, officers and employees. The code will address, among other things, conflicts of interest, corporate opportunities and confidentiality requirements. To the extent required under the listing rules and SEC rules, we intend to disclose future amendments to certain provisions of this code of conduct and ethics, or waivers of such provisions, applicable to any of our executive officers or directors, on our website at www.enchantedrock.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Corporate Governance Guidelines

In connection with the completion of this offering, we intend to adopt corporate governance guidelines, which will set forth expectations for directors, director qualification standards, committee structure and functions and other policies for the governance of our company. A copy of our corporate governance guidelines will be posted on our website at www.enchantedrock.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part.

EXECUTIVE COMPENSATION

Overview

As an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies.” In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as specified narrative disclosures regarding executive compensation for our last completed fiscal year. This section provides an overview of the material components of our executive compensation program for the following named executive officers (collectively, our “NEOs”) during the fiscal year ended December 31, 2025.

Name	Positions
John Carrington(1)	Chief Executive Officer, Director
Corey Amthor(1)	President, Director, Former Chief Executive Officer
Ian Blakely	Chief Financial Officer
Paul Froutan	Chief Operating Officer, Director
Thomas McAndrew(1)	Advisor to Chief Executive Officer, Director, Former Chief Executive Officer

(1)

Mr. McAndrew served as Chief Executive Officer until June 2, 2025, following which he continued to serve as an advisor to the Chief Executive Officer and a director on the ER Holdings board of managers. Mr. Amthor served as Chief Executive Officer from June 3, 2025 until December 8, 2025, following which he continued to serve as a director on the ER Holdings board of managers, and Mr. Carrington has served as Chief Executive Officer since November 26, 2025.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to the NEOs for the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total Compensation ($)
John Carrington Chief Executive Officer	2025	14,668	100,000	2,997,386	—	99,996	3,212,050
Corey Amthor President	2025	291,218	112,500	1,129,648	—	11,250	1,544,616
Ian Blakely Chief Financial Officer	2025	266,408	112,500	413,914	—	8,967	801,789
Paul Froutan Chief Operating Officer	2025	271,219	112,500	538,907	—	11,250	933,876
Thomas McAndrew(5) Advisor to Chief Executive Officer	2025	326,250	293,708	—	197,458	—	817,416

(1)	Amounts reported in this column represent the bonuses paid to the NEOs for 2025 upon the Debt Repayment, as defined and described under the “Annual Bonus” section below.
(2)

Amounts reported in this column represent the aggregate grant date fair value of the Compensatory Units granted during 2025, as further described under the “Equity Compensation” section below, calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. For additional information regarding the assumptions underlying this calculation please read Note 14—Stock-Based Compensation, to our consolidated financial statements for the year ended December 31, 2025. During 2025, in order to preserve the retention and incentive value of previously granted Compensatory Units, ER

Holdings adjusted the Threshold Amounts (as defined below) of certain outstanding Compensatory Units, including certain units held by Messrs. Amthor, Blakely, and Froutan. Thus, for such NEOs, amounts reported in this column also include $16,644 for Mr. Amthor, $8,897 for Mr. Blakely, and $146,003 for Mr. Froutan reflecting the incremental fair value of such historic grants as of the applicable modification date.

(3)	Amount reported in this column for Mr. McAndrew reflects commission payments earned by him pursuant to his employment agreement, as further described under the “Employment Agreements” section below.
(4)

Amounts reported in this column reflect (i) for Mr. Carrington, $99,996 in director cash fees paid to him for services as a director of the Company prior to his appointment as Chief Executive Officer, and (ii) for Messrs. Amthor, Blakely, and Froutan, company contributions to the Company’s 401(k) plan. ER Management (as defined below) also pays 100% of the premiums for Mr. McAndrew’s coverage under ER Management’s health and other insurance plans and the amount of such premiums which are in excess of the amount paid for other active employees is less than $10,000. No other NEOs received any additional compensation during 2025 for services as a director on the ER Holdings board of managers.

(5)

Mr. McAndrew served as Chief Executive Officer until June 2, 2025, following which he continued to serve as an advisor to the Chief Executive Officer and a director on the ER Holdings board of managers. Amounts reported reflect his compensation as Chief Executive Officer and advisor, and he did not receive any additional compensation during 2025 for services as a director on the ER Holdings board of managers.

Narrative Disclosure to Summary Compensation Table

Base Salary

Each NEO’s base salary is a fixed component of compensation for performing specific job duties and functions. The Board generally reviews base salaries on an annual basis, taking into account market compensation rates and the NEO’s experience and responsibilities. Mr. Carrington’s annual base salary was set in connection with his appointment as Chief Executive Officer at $500,000. Mr. McAndrew’s annual base salary was $500,000 in his capacity as Chief Executive Officer and was initially set at $200,000 in connection with his transition to the role of advisor to the Chief Executive Officer.

At the beginning of 2025, annual base salary levels were $400,000 for Mr. Amthor, $339,900 for Mr. Blakely, and $400,000 for Mr. Froutan. In order to prioritize and accelerate ER Holdings’ complete repayment of all indebtedness for borrowed money under a specified credit agreement with certain Irradiant Solutions Fund parties (the “Debt Repayment”), in July 2025, such NEOs agreed to reduce their respective base salaries to $200,000 until the Debt Repayment has been achieved, following which each of their base salaries was increased to $350,000. The Debt Repayment was achieved in November of 2025, and thus, the annual base salaries of such NEOs were increased to $350,000 at such time. In accordance with Mr. McAndrew’s employment agreement, his base salary was also increased to $275,000 upon the Debt Repayment.

Annual Bonus

ER Holdings (and its subsidiaries) has historically provided annual discretionary bonuses to its executives based on a holistic review of individual and company performance. However, for the year ended December 31, 2025, to prioritize the Debt Repayment, the NEOs did not receive any 2025 annual bonuses. Instead, Messrs. Amthor, Blakely, and Froutan were each eligible to receive a one-time Debt Repayment bonus equal to $18,750 multiplied by the number of calendar months that elapsed from June 1, 2025 through the date of the Debt Repayment, in order for ER Holdings to more efficiently allocate cash flow prior to the Debt Repayment and to off-set the decreases in such NEOs’ base salaries during such time. The Debt Repayment occurred in November 2025, and thus, Messrs. Amthor, Blakely, and Froutan each received such Debt Repayment bonuses in the amounts as set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Similarly, Mr. Carrington and Mr. McAndrew were also each eligible to receive a cash bonus upon the Debt Repayment pursuant to their respective employment agreements, as further described under the “Employment Agreements” section below. Such NEOs also did not otherwise receive any annual bonuses for 2025.

Equity Compensation

Prior to this offering, our equity incentive program generally consisted of grants of “Compensatory Units” in ER Holdings. The Compensatory Units are intended to qualify as “profits interests” for U.S. income tax purposes. The Compensatory Units are designed to align the NEOs’ interests with the interests of our equity holders and represent interests in the profits of ER Holdings in excess of a certain “Threshold Amount” that acts similarly to a strike price for a stock option in that the holder will only realize value in excess of such amount. The Threshold Amount has traditionally been reviewed and set in conjunction with a third-party valuation. Certain of our NEOs also historically received grants of profits interest units in ERock Holdings, Ltd. (an affiliated entity of ER Holdings) in 2015 and 2016, all of which were fully vested prior to 2025.

Compensatory Units have been granted to new executives upon hire, or a short time thereafter, and grant amounts have been determined after considering internal pay and equity alignment and external factors, including but not limited to the value of any forfeited compensation opportunities from a prior employer. Compensatory Units are also granted from time-to-time for purposes related to recognition, promotion, retention, increased role or responsibilities and other factors. In connection with their respective appointment and/or recognition of their performance, during 2025, each of Messrs. Amthor, Blakely, and Froutan received a grant of Compensatory Units. Mr. Carrington received a grant of Compensatory Units in connection with his service on the Board and an additional grant upon his appointment as Chief Executive Officer. During 2025, the Threshold Amount of certain prior Compensatory Unit grants were adjusted in order to preserve the incentive and retention value of such awards, including certain units held by Messrs. Amthor, Blakely, and Froutan, as further described in the footnotes to the Summary Compensation Table above.

As described above in “Organizational Structure—Reclassification and Amendment and Restatement of the Limited Liability Company Agreement of ER Holdings,” in connection with the Reclassification, the Compensatory Units will be reclassified as Class M Units. ER Holdings does not currently anticipate issuing any additional Compensatory Units or Class M Units in the future.

Employment Agreements

John Carrington

In connection with his appointment as Chief Executive Officer, Enchanted Rock Management, LLC (“ER Management”), a subsidiary of ER Holdings, entered into an employment agreement with Mr. Carrington pursuant to which he is eligible to receive (i) an annual base salary of $500,000, (ii) an annual bonus with a target equal to 100% of his base salary, and (iii) a one-time bonus equal to $100,000 upon the Debt Repayment (which was paid in December of 2025 and was intended to be in lieu of the cash bonus upon Debt Repayment in his director letter agreement described below). Such agreement has an initial term of one year and will automatically renew for additional one-year terms unless a non-renewal notice is provided no later than 30 days prior to the expiration of the then-current term. Upon a termination of his employment by ER Management without Cause (including non-renewal of the agreement) or by him for Good Reason, subject to his execution of a release of claims, he will be entitled to receive: (i) cash severance payments equal to 12 months of his base salary, payable in monthly installments over 12 months, (ii) a pro-rated annual bonus for the year of termination based on actual performance of any performance metrics, (iii) any earned annual bonus for the year prior to the year of termination, and (iv) payment of his full premiums for continuation of group health benefits under COBRA for up to 12 months.

“Cause” for purposes of Mr. Carrington’s employment agreement generally means: (i) his material breach of the employment agreement, ER Holdings’ limited liability company agreement or any other written agreements with ER Holdings and its affiliates, (ii) his material breach of any written policy or code of conduct, (iii) his gross negligence or willful misconduct in connection with the performance of his duties, or violation of any law applicable to the workplace, (iv) his breach of fiduciary duty, fraud, theft or embezzlement, (v) his commission, or conviction or indictment of, or plea of nolo contendere to, any felony or any crime involving moral turpitude, or (vi) his willful failure or refusal, other than due to disability, to perform his obligations or to follow any lawful directive from the Board. If his actions or omissions as set forth in clauses (i), (ii), (iii) or (vi) are curable, then he will receive a 30-day cure period.

“Good Reason” for purposes of Mr. Carrington’s employment agreement generally means: (i) a material breach by ER Management of the employment agreement, (ii) a material diminution in his duties, title, authority or responsibilities, or (iii) a material reduction in his base salary (other than any across-the-company reductions affecting substantially all of the senior executives and which reduction does not reduce his base salary by more than 10%). He must provide ER Management a 30-day cure period following written notice of the condition constituting Good Reason.

Prior to his appointment as Chief Executive Officer, ER Holdings and Mr. Carrington were parties to a letter agreement with respect to his services as a director, pursuant to which he was eligible to receive (i) a biweekly fee of $8,333, (ii) a $475,000 additional cash payment upon the Debt Repayment, which was subsequently reduced to $100,000 pursuant to his employment agreement as described above, and (iii) 2,323 Compensatory Units, of which 50% vested upon the Debt Repayment and the remaining 50% vests in 12 equal monthly installments commencing on January 9, 2026. Upon his appointment as Chief Executive Officer, Mr. Carrington also received a grant of 22,715 Compensatory Units, which vests in equal monthly installments over thirty-six months commencing on December 26, 2025, subject to his continued service with the Company through the applicable vesting dates.

Corey Amthor

ER Management previously entered into an employment agreement in October 2014 with Mr. Amthor upon his initial hire as a partner. Such agreement provided for Mr. Amthor’s base salary and eligibility to receive a discretionary bonus determined at the sole discretion of ER Management based on individual and overall organization performance.

Ian Blakely

ER Management entered into an offer letter and employment agreement with Mr. Blakely in January 2015, which provide for his base salary, eligibility to receive a discretionary bonus determined at the sole discretion of ER Management based on individual and overall organization performance, and eligibility to receive a grant of profits interest units (which were granted as profits interest units in ERock Holdings, Ltd.).

Paul Froutan

ER Management entered into an offer letter and employment agreement with Mr. Froutan in May 2022, which provide for his base salary, eligibility to receive a discretionary bonus determined at the sole discretion of ER Management based on individual and overall organization performance, and a grant of Compensatory Units which vests 25% one year after the date of grant and the remaining 75% in equal monthly installments thereafter.

Thomas McAndrew

ER Management entered into an employment agreement with Mr. McAndrew in June 2025 in connection with his transition to the role of advisor to the Chief Executive Officer, which has an initial term of one year and may be extended by mutual agreement. Such agreement provides for (i) an initial annual base salary of $200,000 that increased to $275,000 upon the Debt Repayment, (ii) a cash incentive equal to $75,000 multiplied by the product of (a) 1.5 and (b) a fraction the numerator of which is the number of months that elapsed between the date of the agreement and the Debt Repayment date and the denominator of which is 12 (the “Debt Repayment Success Fee”), and (iii) eligibility to receive commissions on sales agreements entered into with certain parties, which commissions are reduced by his company-reimbursed expenses, his base salary, the earned Debt Repayment Success Fee, commissions payable to any other sales employee, and deals yielding gross margin of less than 20%. Mr. McAndrew’s employment may be terminated for Cause at any time, without Cause upon 90 days advance written notice, or upon written notice in the event of disability or upon death. If Mr. McAndrew’s employment is terminated without Cause prior to the end of the initial term, he will receive any earned sales commissions through the end of the 90-day notice period. The agreement also contains non-competition covenants covering the one-year period post-termination or until his termination date if he is terminated without Cause prior to the end of the initial term, in which case ER Management may elect to extend the non-compete period for one year subject to ER Management’s payment of his base salary through such extension period. ER Management also agreed to pay 100% of the premiums for Mr. McAndrew’s coverage under ER Management’s health and other insurance plans.

“Cause” for purposes of Mr. McAndrew’s employment agreement generally means his: (i) willful misconduct which has been, or would reasonably be expected to be, materially injurious to ER Management and its affiliates, (ii) fraud, embezzlement or any other act of dishonesty against ER Management or its affiliates, or a willful breach of a fiduciary duty to ER Management or its affiliates, (iii) conviction of, or plea of guilty or nolo contendere to a felony or any crime involving moral turpitude, (iv) material breach of any agreement with or policy of ER Management or its affiliates, and such breach is not cured within 30 days of written notice, (v) abuse of any alcoholic, controlled or illegal substance or drug which materially interferes the performance of his duties, or (vi) commitment of any act that damages the reputation of ER Management or its affiliates.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding the outstanding equity awards held by our NEOs as of December 31, 2025.

	Stock Awards
Name	Grant Date	Number of shares or units of stock that have not vested (#)(1)		Market value of shares of units of stock that have not vested ($)(2)
John Carrington	June 18, 2025	1,065	(3)	$387,544
	November 26, 2025	22,084	(4)	$3,042,350
Corey Amthor(5)	April 1, 2023	192		$69,887
	July 1, 2024	247		$89,907
	July 29, 2025	3,000		$1,092,034
	November 26, 2025	7,362		$1,014,162
Ian Blakely(6)	April 1, 2023	192		$69,887
	July 29, 2025	5,000		$1,819,846
	November 26, 2025	1,227		$169,028
Paul Froutan(7)	May 16, 2022	402		$146,327
	June 1, 2024	835		$303,937
	July 29, 2025	3,000		$587,667
	November 26, 2025	2,454		$338,054
Thomas McAndrew	—	—		—

(1)	Reflects outstanding unvested Compensatory Units held by the applicable NEO as of December 31, 2025.
(2)

The Compensatory Units are intended to qualify as “profits interests” for U.S. tax purposes. They do not require the payment of an exercise price but are economically similar to stock appreciation rights because they have no value for tax purposes as of the grant date and will obtain value only as the underlying value of the security rises above its grant date value, which is referred to as the “Threshold Amount.” The market value as of December 31, 2025 of such unvested Compensatory Units were calculated based on a third-party valuation of ER Holdings and the applicable Threshold Amount of such Compensatory Units.
(3)	These Compensatory Units will vest in equal monthly installments through November 26, 2026 subject to the NEO’s continued service through each vesting date.
(4)	These Compensatory Units will vest in equal monthly installments through November 26, 2028, subject to the NEO’s continued service through each vesting date.
(5)	The Compensatory Units reported for Mr. Amthor will vest as reflected below subject to his continued service through each vesting date.

Grant Date	Vesting Schedule
April 1, 2023

144 units will vest upon this offering, a Company Sale (as defined below), or a Distribution Achievement (as defined below) and the remaining unvested units will vest monthly at the end of each month through March of 2027.

July 1, 2024	150 units will vest upon this offering, a Company Sale, or a Distribution Achievement and the remaining unvested units will vest monthly at the end of each month through May of 2028.

July 29, 2025	The unvested units will vest monthly on the monthly anniversary of the grant date through July 29, 2028.

November 26, 2025	The unvested units will vest monthly on the monthly anniversary of the grant date through November 26, 2028.

(6)	The Compensatory Units reported for Mr. Blakely will vest as reflected below subject to his continued service through each vesting date.

Grant Date	Vesting Schedule
April 1, 2023	144 units will vest upon this offering, a Company Sale, or a Distribution Achievement and the remaining unvested units will vest monthly at the end of each month through March of 2027.

July 29, 2025	The unvested units will vest monthly on the monthly anniversary of the grant date through July 29, 2028.

November 26, 2025	The unvested units will vest monthly on the monthly anniversary of the grant date through November 26, 2028.

(7)	The Compensatory Units reported for Mr. Froutan will vest as reflected below subject to his continued services through each vesting date.

Grant Date	Vesting Schedule
May 16, 2022	The unvested units will vest monthly on the monthly anniversary of the grant date through May 16, 2026.

June 1, 2024	520 units will vest upon this offering, a Company Sale, or a Distribution Achievement and the remaining unvested units will vest monthly at the end of each month through May of 2028.

July 29, 2025	The unvested units will vest monthly on the monthly anniversary of the grant date through July 29, 2028.

November 26, 2025	The unvested units will vest monthly on the monthly anniversary of the grant date through November 26, 2028.

Additional Narrative Disclosure

Retirement Benefits

Each of our NEOs are eligible to participate in our 401(k) plan, which is a broad-based, tax-qualified defined contribution retirement plan in which all of our U.S. employees who meet the age and service requirements can participate. Under the 401(k) plan, we make matching contributions equal to a 100% match on up to 3% of employee contributions and a 50% match on the next 2% of employee contributions, subject to certain limits under the Internal Revenue Code of 1986, as amended (the “Code”). We do not sponsor any non-qualified deferred compensation plans, supplemental retirement plans, or defined benefit plans.

Potential Payments Upon Termination or Change in Control

Pursuant to their respective employment agreements, (i) Mr. Carrington is entitled to receive severance payments upon a termination without Cause or resignation for Good Reason, and (ii) Mr. McAndrew is entitled to a notice period upon termination and certain payments following termination in the event ER Management elects to extend the non-compete period under his agreement, in each case, as described above under “Employment Agreements.”

In addition, ER Management maintains the Enchanted Rock Management, LLC Executive Severance Plan (the “Severance Plan”) under which Messrs. Amthor, Blakely, and Froutan may receive severance benefits upon a termination of their employment by ER Management without Cause. Upon such a qualifying termination, subject to the NEO’s execution of a release of claims, such NEO would receive (i) cash severance payments equal to 12 months of base salary for Mr. Amthor and six months of base salary for Messrs. Blakely and Froutan, payable on a monthly basis, (ii) any earned annual bonus for the fiscal year prior to the year of termination, (iii) a pro-rated annual bonus for the year of termination based on actual performance of any performance metrics, and (iv) company-paid COBRA premiums for continuation of group health benefits for 12 months for Mr. Amthor and six months for Messrs. Blakely and Froutan.

Under the Severance Plan, “Cause” is generally defined as the NEO’s (i) material breach of any written policy or code of conduct applicable to the NEO, (ii) gross negligence or willful misconduct in connection with the performance of the NEO’s duties, or violation of any law applicable to the workplace, (iii) breach of fiduciary duty, fraud, theft or embezzlement, (iv) commission, conviction or indictment of, or plea of nolo contendere to, any felony (or state law equivalent) or any crime involving moral turpitude, or (v) willful failure or refusal, other than due to disability, to perform the NEO’s obligations pursuant to the Severance Plan, or to follow any lawful directive from the Board.

Compensatory Units

As noted in the “Outstanding Equity Awards” table above, certain outstanding Compensatory Units previously granted to Messrs. Amthor, Blakely, and Froutan vest 50% on a time-based schedule in equal monthly installments and 50% on the earlier to occur of a Company Sale, a Distribution Achievement or an IPO. This offering is not expected to constitute a Company Sale or Distribution Achievement but will constitute an IPO for purposes of such grants.

In addition, upon a Company Sale, all outstanding Compensatory Units granted to our NEOs will be subject to one of the following treatments in accordance with the applicable grant agreement: (i) accelerate upon a Company Sale with respect to 50% of the time-based Compensatory Units which are then unvested (with the remaining unvested Compensatory Units forfeited), (ii) accelerate upon a Company Sale with respect to 50% of all of the time-based Compensatory Units subject to such grant (if not already then-vested) with the remaining unvested Compensatory Units continuing to vest based on the earlier of (x) the original vesting schedule, or (y) a monthly vesting schedule during the one-year period following the Company Sale (subject to full acceleration upon a subsequent termination without Cause), (iii) continue to vest in accordance with its terms subject to full acceleration upon a subsequent termination without Cause (or resignation for Good Reason for Mr. Carrington), or (iv) accelerate in full upon the Company Sale.

For purposes of the Compensatory Units:

•

“Cause” generally means the holder’s: (i) refusal or neglect to perform substantially all his duties after written notice and a 10-day opportunity to cure, (ii) dishonesty, incompetence, gross negligence, willful misconduct or breach of fiduciary duty, (iii) conviction of or entering a plea of guilty or nolo contendere to a crime constituting a felony or willful violation of any law, rule, or regulation (other than a traffic violation or other offense or violation outside of the course of employment which in no way adversely affects ER Holdings and its subsidiaries or the ability of holder to perform his or her duties), (iv) attempt to willfully obtain any personal profit from any transaction in which ER Holdings or any of its subsidiaries has an interest which is adverse to the interests of ER Holdings or its subsidiaries or any other act of fraud or embezzlement, (v) reporting to work under the influence of alcohol or illegal drugs or repeatedly using alcohol or illegal drugs in such a fashion as to cause ER Holdings economic harm, (vi) intentional act or intentional omission by holder aiding or abetting a competitor, supplier or customer to the disadvantage or detriment of ER Holdings, or (vii) material breach of any covenant or agreement with ER Holdings or any of its subsidiaries.

•

A “Company Sale” is generally defined as the consummation of: (i) a merger or consolidation of ER Holdings except (a) any merger or consolidation solely between ER Holdings and a wholly-owned subsidiary or parent entity, or (b) any such merger or consolidation in which the units of ER Holdings outstanding immediately prior to such merger or consolidation continue to represent at least a majority, by voting power, of the outstanding equity securities of the surviving or resulting entity; (ii) the sale, transfer, exclusive license or other disposition of all or substantially all the assets of ER Holdings and its subsidiaries except (a) where such sale, transfer, exclusive license or other disposition is to wholly-owned subsidiaries of ER Holdings, or (b) if the units outstanding immediately prior to such transaction continue to represent at least a majority, by voting power, of the outstanding equity securities of the surviving or resulting entity; (iii) a sale by members of ER Holdings of outstanding units representing a majority of the aggregate number of common units and preferred units outstanding as of immediately prior to such transaction, except where the holders immediately prior to such transaction continue to hold at least a majority, by voting power, of the outstanding equity securities of the acquiring entity; or (iv) an issuance by ER Holdings of units which, after giving effect to such issuance, represent a majority of the aggregate number of common units outstanding as of immediately after such issuance.

•

A “Distribution Achievement” generally means an aggregate amount has been distributed to the holders of Series A Preferred Units of ER Holdings equal to two times a specified “Preferred Issue Price” as applicable to such preferred unit in accordance with ER Holdings’ limited liability company agreement.

•

An “IPO” generally means a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offer and sale of ER Holdings’ common units (or such class of securities into which the common units are converted into upon the conversion of ER Holdings into a C-corporation) for the account of ER Holdings.

Transaction Bonuses

Messrs. Amthor and Blakely are each eligible to receive one-time cash transaction bonuses upon a Company Sale, subject to their continued employment through such Company Sale, equal to (i) for Mr. Amthor, 2% of the fair market value received by ER Holdings and its equityholders and subsidiaries in connection with such Company Sale, less the aggregate fair market value distributed to the common units and the Compensatory Units of ER Holdings held by Mr. Amthor in connection with such Company Sale, and (ii) for Mr. Blakely, 1% of the fair market value, up to a fair market value of $200,000,000, received by ER Holdings and its equityholders and subsidiaries in connection with such Company Sale, up to a maximum bonus of $2,000,000.

Clawback Policy

In connection with this offering, we will adopt a compensation recoupment (clawback) policy that complies with the      listing standards implementing Rule 10D-1 of the Exchange Act.

2026 Equity Incentive Plan

In connection with this offering, we intend to adopt the 2026 Equity Incentive Plan (the “2026 Plan”). The purpose of the 2026 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2026 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize our profitability and growth through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2026 Plan allows for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (“SARs”), alone or in conjunction with other awards; restricted stock and restricted stock units (“RSUs”); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as “Awards.”

The following description of the 2026 Plan is not intended to be complete and is qualified in its entirety by reference to the complete text of the 2026 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Please read the 2026 Plan in its entirety.

Administration

The 2026 Plan will be administered by our board of directors or a committee thereof designated by our board of directors to administer the 2026 Plan, which we refer to herein as the “Administrator.” The Administrator will have broad authority, subject to the provisions of the 2026 Plan, to administer and interpret the 2026 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2026 Plan

The maximum number of shares of Class A common stock that may be issued under the 2026 Plan will not exceed      shares (the “Share Pool”); however, the Share Pool will be increased on January 1 of each calendar year beginning in 20     by a number of shares equal to     % of the outstanding shares of common stock on the immediately preceding December 31 (or such lesser amount as approved by the Administrator). The Share Pool is subject to certain adjustments in the event of a change in our capitalization. Shares of common stock issued under the 2026 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2026 Plan, in whole or in part, the number of shares of common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2026 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price, or tax withholding obligation of an Award will again become available for grant under the 2026 Plan.

Eligibility

Current or prospective employees, officers, non-employee directors, and other service providers of the Company and its affiliates will be eligible to participate in the 2026 Plan.

Types of Awards

Stock Options. Stock options granted under the 2026 Plan may be granted as incentive stock options or non-qualified stock options, in either case with a term not to exceed 10 years. Subject to the express provisions of the 2026 Plan, stock options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise.

Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The exercise price for any SARs may not generally be less than the fair market value of the common stock subject to the SAR on the grant date.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each stock option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback

Awards will be subject to recoupment in accordance with any clawback policy that we adopt, including any clawback policy required under Rule 10D-1 of the Exchange Act.

Amendment and Termination

Our board of directors has the right to amend, alter, suspend, or terminate the 2026 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2026 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2026 Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2026 Plan is expected to be adopted by our board of directors and approved by our stockholders in connection with this offering and will automatically terminate as to the grant of future awards, unless earlier terminated by our board of directors, 10 years after such approval by our board of directors.

2026 Employee Stock Purchase Plan

In connection with this offering, we intend to adopt the 2026 Employee Stock Purchase Plan (the “2026 ESPP”). The purpose of the 2026 ESPP is to encourage and enable our eligible employees to acquire a proprietary interest in us through the ownership of our Class A common stock. The maximum number of shares that may be purchased under the 2026 ESPP will not exceed      shares (the “ESPP Share Pool”); however, the ESPP Share Pool will be increased on January 1 of each calendar year beginning in 20     by a number of shares equal to     % of the outstanding shares on the immediately preceding December 31 (or such lesser amount as approved by the 2026 ESPP Administrator (as defined below)). The 2026 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code.

The following description of the 2026 ESPP is not intended to be complete and is qualified in its entirety by the complete text of the 2026 ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2026 ESPP in its entirety.

Administration

The 2026 ESPP will be administered by our board of directors or a committee thereof designated by our board of directors to administer the 2026 ESPP, which we refer to herein as the “ESPP Administrator.” All questions of interpretation of the 2026 ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate its responsibilities under the 2026 ESPP to one or more other persons.

Eligibility; Participation

Each employee is eligible to participate in the 2026 ESPP. The offering periods and purchase periods will be determined by the ESPP Administrator. An eligible employee may begin participating in the 2026 ESPP effective at the beginning of an offering period or any purchase periods within an offering period. Once enrolled in the 2026 ESPP, a participant is able to purchase shares with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant may be automatically enrolled in the next offering period unless the participant chooses to withdraw from the 2026 ESPP.

Purchase Price

The price per share at which shares are purchased under the 2026 ESPP is determined by the ESPP Administrator, but in no event will be less than 85% of the fair market value of the Class A common stock on the first or the last day of the offering period, whichever is lower. A participant may designate payroll deductions to be used to purchase shares equal to at least $     and any maximum as designated by the ESPP Administrator. A participant may only change the percentage of compensation that is deducted to purchase shares under the 2026 ESPP (other than to withdraw entirely from the 2026 ESPP) effective at the beginning of an offering period. At the end of each offering period, unless the participant has withdrawn from the 2026 ESPP, payroll deductions are applied automatically to purchase shares at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price.

Adjustments

In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions, or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the 2026 ESPP and the applicable purchase price of such shares.

Limitations on Participation

A participant is not permitted to purchase shares under the 2026 ESPP if the participant would own common stock possessing 5% or more of the total combined voting power or value of equity interests. A participant is also not permitted to purchase shares with a fair market value in excess of $25,000 in any one calendar year (or more than      shares in any purchase period). A participant does not have the rights of a stockholder until the shares are actually issued to the participant.

Transferability

Rights to purchase shares under the 2026 ESPP may not be transferred by a participant and may be exercised during a participant’s lifetime only by the participant.

Amendment and Termination

The 2026 ESPP will become effective when it is approved by our board of directors and our stockholders prior to this offering in accordance with applicable law. Our board of directors may amend, alter, or discontinue the 2026 ESPP in any respect at any time; however, stockholder approval is required for any amendment that would increase the number of shares reserved under the 2026 ESPP other than pursuant to an adjustment as provided in the 2026 ESPP or materially change the eligibility requirements to participate in the 2026 ESPP.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of the ER Holdings board of managers during 2025. All of our NEOs other than Mr. Blakely also served as directors during 2025 and compensation paid to them for services on the ER Holdings board of managers (if any) is reflected in the 2025 Summary Compensation Table above.

Name and Principal Position	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total Compensation ($)
Jim Decker	2025	198,172	—	198,172
Dan Brouillette(2)	2025	—	48,774	48,774
Mark Patterson(2)	2025	—	48,774	48,774
Sameer Reddy	2025	—	—	—
Hans Kobler	2025	—	—	—
Steven Yang	2025	—	—	—

(1)

Amounts reported in this column represent the aggregate grant date fair value of the Compensatory Units granted during 2025, calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. For additional information regarding the assumptions underlying this calculation please read Note 14—Stock-Based Compensation, to our consolidated financial statements for the year ended December 31, 2025.

(2)	As of December 31, 2025, Messrs. Brouillette and Patterson each held 968 outstanding unvested Compensatory Units.

ER Holdings entered into service agreements with each of Messrs. Decker, Brouillette, and Patterson pursuant to which they are eligible to receive the following cash payments and equity incentive awards.

•

Decker: Mr. Decker receives a monthly fee of $32,500, with a minimum term of six months (Mr. Decker was appointed on May 28, 2025) or $195,000 in compensation unless he resigns or is removed for cause. Mr. Decker is also eligible to request discretionary bonuses subject to the consideration of ER Holdings. Mr. Decker resigned from the ER Holdings board of managers on November 26, 2025.

•

Brouillette: Mr. Brouillette was granted 1,161 Compensatory Units, which will vest on a monthly basis over 36 months commencing July 18, 2025, subject to his continued services through each vesting date. Such Compensatory Units will accelerate upon a Company Sale.

•

Patterson: Mr. Patterson was granted 1,161 Compensatory Units, which will vest on a monthly basis over 36 months commencing July 5, 2025, subject to his continued services through each vesting date. Such Compensatory Units will accelerate upon a Company Sale.

Messrs. Reddy, Kobler, and Yang did not receive any compensation during 2025 for services as a director. Mr. Yang resigned from the ER Holdings board of managers on June 5, 2025.

In connection with this offering, we expect to adopt a new director compensation program pursuant to which members of our board of directors who are not employees or officers of the Company will receive:

•	Annual cash retainer of $80,000;

•	Annual equity grant of restricted stock units with a value of approximately $140,000;

•	An additional equity grant of restricted stock units with a value of approximately $140,000 for a director’s first year of board service; and

•

Additional annual cash retainers of (i) $25,000 for service as the Chair of the Audit Committee, (ii) $15,000 for service as the Chair of the Governance Committee, and (iii) $15,000 for service as the Chair of the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers and their affiliates and immediate family members.

The following are summaries of certain provisions of our related party agreements, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Proposed Transactions with ERock, Inc.

ERock has had no assets or business operations since its incorporation and has not engaged in any transactions with our current directors, director nominees, executive officers or sole security holder prior to the Reorganization and this offering. In connection with the Reorganization and this offering, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities who will become holders of 5% or more of our voting securities through their ownership of shares of our common stock upon the consummation of the Reorganization and this offering. These transactions are described in “Organizational Structure.”

Reorganization

In connection with the Reorganization, we will (i) enter into the Tax Receivable Agreement and the Registration Rights Agreement, (ii) acquire from ER Holdings Class A Units in exchange for all of the proceeds of this offering to ER Holdings, (iii) issue shares of Class B common stock to Continuing Equity Unitholders, (iv) undertake the Blocker Mergers and (v) from time to time after this offering, allow for the exchange Class B Units (in combination with the cancellation of the corresponding shares of Class B common stock) for shares of our Class A common stock or, at our election, for cash, on an ongoing basis.

Tax Receivable Agreement

Following the IPO, the Continuing Equity Unitholders holding Class B Units in ER Holdings may exchange their Class B Units for shares of our Class A common stock on a one-for-one basis or, in our sole discretion, for cash. Additionally, the Continuing Profits Interest Unitholders holding Class M Units in ER Holdings may convert their Class M Units into Class B Units of equivalent value at the time of the conversion to the then-current value of the exchanged Class M Unit. ER Holdings will have in effect an election under Section 754 of the Code for the taxable year of the IPO and each taxable year in which an exchange occurs. Because this election will be in effect, these exchanges are expected to result in increases to the tax basis of the tangible and intangible assets of ER Holdings which will be allocated to us. These increases in tax basis are expected to increase our depreciation and amortization deductions for tax purposes and create other tax benefits and may also decrease gains (or increase losses) on future dispositions of certain assets and therefore may reduce the amount of tax that we would otherwise be required to pay.

Concurrently with the closing of the IPO, we will enter into the Tax Receivable Agreement with the TRA Beneficiaries, and a designated TRA representative. The Tax Receivable Agreement will provide for payment by us to the TRA Beneficiaries of 85% of the amount of the net cash tax savings, if any, that we actually realize or are deemed to realize (calculated using certain assumptions) as a result of our use of certain tax benefits resulting from (i) certain increases in, or adjustments to, the tax basis of assets of ER Holdings and its subsidiaries resulting from exchanges of ER Holdings membership interests in the future, (ii) certain tax attributes available to us as a result of the Reorganization, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement.

We will retain the benefit of the remaining 15% of these deemed net cash tax savings. The obligations under the Tax Receivable Agreement will be our obligations and not obligations of ER Holdings. For purposes of the Tax Receivable Agreement, the net cash savings deemed realized by us will be computed by comparing our U.S. federal, state, local and non-U.S. income tax liability, adjusted for certain assumptions, to the amount of such U.S. federal, state, local and non-U.S. taxes that we would have been required to pay had we not been able to use any of the benefits subject to the Tax Receivable Agreement. The actual tax benefits realized by us may differ from the tax benefits used for purposes of calculating payments under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

The term of the Tax Receivable Agreement will begin upon the completion of the IPO and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been used or have expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to our breach of a material obligation thereunder), in which case we will be required to make the termination payment specified in the Tax Receivable Agreement, as specified below. We expect that all of the intangible assets, including goodwill, of ER Holdings allocable to ER Holdings units acquired or deemed acquired by us from a holder of exchangeable units and in taxable exchanges following the IPO will be amortizable for tax purposes.

An estimate of the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. The actual increase in tax basis and use of tax attributes, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including (without limitation):

•

the timing of purchases or future exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of ER Holdings at the time of each purchase of interests from the TRA Beneficiaries in each future exchange;

•

the price of shares of our Class A common stock at the time of the purchase or exchange—the tax basis increase in the assets of ER Holdings is directly related to the price of shares of our Class A common stock at the time of the purchase or exchange;

•

the extent to which such purchases or exchanges are taxable—if the redemption or exchange of membership interests of ER Holdings for shares of our Class A common stock and/or cash is not taxable for any reason, increased tax deductions generally will not be available;

•

the amount, timing and character of our income—we expect that the Tax Receivable Agreement will require us to pay 85% of the net cash tax savings as and when deemed realized. If we do not have taxable income during a taxable year, we generally will not be required (absent a circumstance requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in net cash tax savings in a given tax year may generate tax attributes that may be used to generate net cash tax savings in previous or future taxable years. The use of any such tax attributes will generate net cash tax savings that will result in payments under the Tax Receivable Agreement; and

•	the applicable tax rates—U.S. federal, state and local tax rates in effect at the time that we are deemed to realize the relevant tax benefits.

In addition, the amount of certain favorable tax attributes we will acquire in the Blocker Mergers (such as net operating losses), the amount of each Continuing Equity Unitholder’s tax basis in its ER Holdings units at the time of the exchange, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.

The Tax Receivable Agreement further provides that, upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully use the benefits arising from the increased tax deductions and tax basis and other benefits covered by the Tax Receivable Agreement. As a result, upon a change of control, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, we will have the right to terminate the Tax Receivable Agreement, in whole or in part, at any time. The Tax Receivable Agreement will provide that if (i) we exercise our right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all TRA Beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all TRA Beneficiaries under the Tax Receivable Agreement), (ii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings and we do not cure the rejection within 90 days of such rejection, (iii) we fail (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within 180 days after the due date, or (iv) we materially breach our obligations under the Tax Receivable Agreement and we do not cure the breach within 90 days of the receipt of notice of such breach from the affected TRA Beneficiaries, we will be obligated to make an early termination payment to the TRA Beneficiaries under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by us under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement, including (i) the assumption that we would have enough taxable income to fully use the tax benefit resulting from the tax assets which are the subject of the Tax Receivable Agreement, (ii) the assumption that any item of loss deduction or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by us ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iv) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (v) the assumption that any exchangeable membership interests in ER Holdings (other than those held by us) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by us under the Tax Receivable Agreement at a rate equal to     .

The payments that we will be required to make under the Tax Receivable Agreement are expected to be substantial. If we were to acquire all of the Class B Units and Class M Units (after the Class M Units have been first converted into Class B Units) held by the Continuing Equity Unitholders and Continuing Profits Interest Unitholders, respectively, the estimated tax benefits to us subject to the Tax Receivable Agreement would be approximately $     and the related undiscounted payment to the TRA Beneficiaries equal to 85% of the benefit would be approximately $    , assuming (i) that the Continuing Equity Unitholders redeemed or exchanged all of their Class B Units immediately after the consummation of the IPO at $     per share of our Class A common stock, (ii) that the Continuing Profits Interest Unitholders converted all of their Class M Units into Class B Units of equivalent value at the time of the conversion immediately after the IPO, and the resulting Class B Units were redeemed or exchanged in accordance with clause (i), (iii) no material changes in relevant tax law, (iv) a constant combined effective income tax rate of  % and (v) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement.

The actual future payments to the TRA Beneficiaries will vary based on the factors discussed above, and estimating the amount of payments that may be made under each Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. See “Risk Factors—Risks Related to Our Corporate Structure, Our Class A Common Stock and this Offering.”

Decisions made in the course of running our business, such as with respect to mergers and other forms of business combinations that constitute changes in control, may influence the timing and amount of payments we make under the Tax Receivable Agreement in a manner that does not correspond to our use of the corresponding tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative effect on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations or other changes in control.

Payments generally are due under the Tax Receivable Agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of     % from the due date (without extensions) of such tax return. Late payments generally accrue interest at a rate of     % commencing from the date on which such payment was due and payable. Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of ER Holdings to make distributions to us. The ability of ER Holdings to make such distributions will be subject to, among other things, restrictions of law or in the agreements governing our debt. If we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

Additionally, we shall be required to indemnify and reimburse the “TRA Representative” who will represent certain TRA Beneficiaries under the Tax Receivable Agreement, for all costs and expenses, including legal and accounting fees and any other costs arising from claims in connection with the TRA Representative’s duties under the Tax Receivable Agreement, provided, the TRA Representative has acted reasonably and in good faith in incurring such expenses and costs. It is expected that     , in his capacity as     , will serve as the TRA Representative.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the IRS to challenge a tax basis increase, we will not, in the event of a successful challenge, be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable to a TRA Beneficiary under the Tax Receivable Agreement to the extent such TRA Beneficiary has received excess payments). No assurance can be given that the IRS will agree with our tax reporting positions, including the allocation of value among our assets. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement significantly in excess of the benefit that we actually realize. We will not be able to recoup those payments, other than through a reduction of future payments under the Tax Receivable Agreement (if any), which could adversely affect our financial condition and liquidity.

Generally, holders of rights under the Tax Receivable Agreement (including the right to receive payments) may not transfer their rights to another person without our written consent, except that all such rights may be transferred to another person to the extent that the corresponding membership interests of ER Holdings are transferred in accordance with the A&R LLCA.

Limited Liability Company Agreement

In connection with the IPO and the Reorganization, the members of ER Holdings will amend and restate the Limited Liability Company Agreement of ER Holdings. In our capacity as the managing member (or as the owner of the managing member), we will control all of ER Holdings’ business and affairs. Following the IPO and the Reorganization, we will hold all of the Class A Units of ER Holdings. Holders of Class A Units generally will be entitled to one vote per unit with respect to all matters as to which members are entitled to vote under the A&R LLCA. No person will have any voting rights in ER Holdings on account of the Class B Units or Class M Units, except for the right to approve amendments to the A&R LLCA that adversely affect the rights of holders of Class B Units or Class M Units, respectively. Each Class A Unit and Class B Unit will have the same economic rights per interest. Class M Units represent interests in the profits of ER Holdings in excess of a certain “Threshold Amount” specified for each applicable Class M Unit that acts similarly to a strike price for a stock option in that the holder will only realize value in excess of such amount.

Following the IPO, any time we issue a share of Class A common stock for cash, the net proceeds received by us will be promptly used to acquire a Class A Unit unless used to settle an exchange of a Class B Unit for cash. Any time we issue a share of Class A common stock upon an exchange of a Class B Unit or settle such an exchange for cash, as described below, we will contribute the exchanged interest to ER Holdings and ER Holdings will issue to us a Class A Unit. If we issue other classes or series of equity securities, ER Holdings will issue to us an equal amount of equity securities of ER Holdings with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Any such exchanges generally will be completed on a one-for-one basis (or for a corresponding amount of cash) in the manner described above (subject to any adjustment to the exchange ratio discussed above). Such exchanges therefore are not expected to result in a material economic benefit to the exchanging holder that materially reduces the value of ERock to other investors.

As discussed above, however, it is possible that disparities will arise between the value of the Class B Units and the Class M Units, on one hand, and the Class A common stock, on the other hand, because any proceeds that we receive from ER Holdings and choose to retain or reinvest (instead of distributing to holders of our Class A common stock) would increase the value of the Class A common stock but would not correspondingly increase the value of the Class B Units and the Class M Units, and a Continuing Equity Unitholder or Continuing Profits Interest Unitholder who exchanges their membership interests in ER Holdings at a time when we have retained or reinvested proceeds could receive Class A common stock that is worth more than the exchanged membership interests in ER Holdings. The A&R LLCA will include mechanisms designed to reduce or eliminate any such disparity. Specifically, the A&R LLCA will provide that if we retain or reinvest any such proceeds (other than immaterial proceeds), ER Holdings will issue to ERock additional Class A Units and, at ERock’s option, ERock may either make a stock dividend to its holders or may choose to adjust the total number of Class A Units, Class B Units, and Class M Units in ER Holdings then outstanding maintain parity between the Class B Units and the Class A common stock (i.e., to ensure, to the extent possible, that the value of the Class B Unit exchanged equals the value of the shares of Class A Common Stock received in that exchange) and to ensure that the Class M Units continue to participate to the same degree in the appreciation and profits of ER Holdings above any relevant Threshold Amount. There can be no assurance, however, that these mechanisms will fully prevent in whole or in part the economic benefit described above. Holders of our Class A common stock should be aware that this structural feature of our organization may result in the Continuing Equity Unitholders and Continuing Profits Interest Unitholders receiving disproportionate economic benefits relative to pre-exchange holders of our Class A common stock, particularly during periods of significant distributions by ER Holdings. Conversely, if we retire any shares of Class A common stock (or equity securities of other classes or series) for cash, ER Holdings will, immediately prior to such retirement, redeem an equal number of Class A Units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or equity securities of such other classes or series) are retired. In addition, membership interests of ER Holdings, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions.

The Continuing Profits Interest Unitholders holding Class M Units in ER Holdings may convert their Class M Units into Class B Units of equivalent value at the time of the conversion to the then-current value of the exchanged Class M Units. Additionally, the A&R LLCA will also entitle certain Continuing Equity Unitholders to exchange their Class B Units for shares of our Class A common stock on a one-for-one basis or, at our election in our sole discretion, for cash. The exchange ratio is subject to appropriate adjustment by us in the event Class A Units are issued to us without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions. When a Class B Unit is surrendered for exchange, it will not be available for reissuance.

The A&R LLCA will permit holders of the Class B Units and Class M Units to exercise their exchange rights subject to certain reasonable timing procedures and other conditions. The A&R LLCA will provide that a holder will not have the right to exchange Class B Units or Class M Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us, ER Holdings or any of their subsidiaries to which the holder is subject. Additionally, holders of Class M Units generally will not have the right to convert their Class M Units that have not yet vested. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that ER Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The A&R LLCA also provides for mandatory exchanges under certain circumstances, including upon any transfer of membership interests to a person other than in a qualified transfer (as defined therein), in the case of violation of the transfer provisions of the A&R LLCA and, at the option of us, if the number of Class A Units, Class B Units and Class M Units outstanding and held by its members (other than those held by us) is less than 15% of the outstanding Class A Units, Class B Units and Class M Units of ER Holdings and held by its members (including those held by us) or in the discretion of us, with the consent of holders of at least 50% of the outstanding Class B Units.

We will have the right to determine when distributions will be made to holders of interests and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, except as described below, such distribution will be made to the holders of Class A Units, Class B Units and Class M Units.

The holders of interests in ER Holdings, including us, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of ER Holdings. The portion of the net profits and net losses of ER Holdings allocated to the holders of Class A Units, Class B Units and Class M Units generally will be allocated to the holders of those Units (including us) on a pro rata basis in accordance with the number of those units held by such holder; however, under applicable tax rules, ER Holdings will be required to allocate net taxable income disproportionately to its members in certain circumstances. The A&R LLCA will provide for periodic cash distributions, which we refer to as “tax distributions,” to the holders of the units generally equal to the taxable income allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of ER Holdings allocable per unit (based on the member which is allocated the largest amount of taxable income on a per interest basis) multiplied by an assumed tax rate generally equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any owner of membership interests in ER Holdings (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes). The A&R LLCA generally will require tax distributions to holders of Class A Units, Class B Units and Class M Units to be pro rata in accordance with the ownership of interests in ER Holdings; however, if the amount of tax distributions to be made exceeds the amount of funds available for distribution, we shall receive a tax distribution calculated using the corporate tax rate, before the other members receive any distribution, and the balance, if any, of funds available for distribution shall be distributed first to the other partners pro rata in accordance with their assumed tax liabilities (also using the corporate tax rate), and then to all members (including us) pro rata until each member receives the full amount of its tax distribution. ER Holdings will also make non-pro rata payments to us to reimburse us for corporate and other overhead expenses (which payments will not be treated as distributions under the A&R LLCA). Notwithstanding the foregoing, no distribution will be made pursuant to the A&R LLCA to any member if such distribution would violate applicable law or result in ER Holdings or any of its subsidiaries being in default under any material agreement governing indebtedness.

The A&R LLCA is expected to provide that it may generally be amended, supplemented, waived or modified by us in our sole discretion without the approval of any other holder of units, except that no amendment can adversely affect the rights of a holder of any class of units without the consent of holders of a majority of the units of such class.

The A&R LLCA contains certain drag-along and tag-along rights. If we or our affiliates desire to transfer membership interests that would constitute a change of control of ER Holdings to a third party that is not our affiliate, we may require each other member of ER Holdings to either sell the same ratable share of its interests or to exchange its interests in ER Holdings. There are no dissenters’ rights, appraisal rights or similar rights in connection with the exercise of drag-along rights. If we or our affiliates desire to transfer interests in ER Holdings to a third party that is not our affiliate, each other member will have the option to sell the same ratable share of its interests.

Proposed Transactions with Our Sponsor

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with our Sponsor. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of approximately    shares of our common stock by our Sponsor or certain of its affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all of our registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

The form of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the registration rights agreement is qualified by reference thereto.

Historical Transactions with Our Sponsor

On December 27, 2024, pursuant to the 2024 Note Purchase Agreement, we issued the $10.0 million December 2024 Convertible Note to our Sponsor, with a maturity date of the later of (i) December 27, 2026 and (ii) for so long as the 2024 Credit Agreement remains outstanding, the date that is six months following the stated maturity date of the 2024 Credit Agreement. The December 2024 Convertible Note bears interest at 15% per annum, compounding quarterly, with PIK, meaning that accrued interest is added to the principal balance. Interest begins accruing on the issue date and continues until the earlier of the note’s maturity or any event that triggers conversion or repayment prior to maturity, at the lender’s election. For more information on the December 2024 Convertible Note, see Note 11 – Debt, to our consolidated financial statements included in this prospectus.

In January and February 2025, pursuant to the 2024 Note Purchase Agreement, we issued a total of $10.0 million in Additional 2024 Convertible Notes to our Sponsor on substantially the same terms and conditions as the December 2024 Convertible Note.

In April 2025, in connection with the A&R Note Purchase Agreement, we amended and restated each of the December 2024 Convertible Note and the Additional 2024 Convertible Notes and issued an additional $15.3 million in 2025 Convertible Notes to our Sponsor.

The 2025 Convertible Notes bear interest at 15.0% per annum, compounding quarterly, with PIK. Interest begins accruing on the original issue date of the applicable 2025 Convertible Note and continues until the earlier of the note’s maturity or any event that triggers conversion or repayment prior to maturity. Amounts outstanding under the 2025 Convertible Notes will mature on December 27, 2026, with respect to 2025 Convertible Notes originally issued under the 2024 Note Purchase Agreement, or on April 29, 2027, with respect to 2025 Convertible Notes originally issued on or after the effective date of the A&R Note Purchase Agreement. For more information on the A&R Convertible Notes, see Note 19 – Subsequent Events, to our consolidated financial statements included in this prospectus.

Policies and Procedures for Review of Related Person Transactions

Our board of directors will adopt a written related person transactions policy prior to the completion of this offering. Under the SEC rules and this policy, a “Related Person Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. For purposes of SEC rules and the policy, a “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of any class of our common stock; and

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of any class of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of any class of our common stock.

In approving or disapproving any Related Person Transaction, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee. Any member of the audit committee who is a Related Person with respect to a transaction under review will not be permitted to participate in the deliberations or vote on approval or disapproval of the transaction. We did not have a formal review and approval policy for related person transactions at the time of any transaction described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our named executive officers, directors and director nominees; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based on    shares of our common stock outstanding as of    , 2026, after giving effect to the Reorganization and the sale of     shares of Class A common stock in this offering. The table does not reflect any shares of our common stock that may be issued under the 2026 Plan or 2026 ESPP as described under “Executive Compensation—2026 Equity Incentive Plan” and “Executive Compensation—2026 Employee Stock Purchase Plan.”

Unless otherwise indicated below, the address of each beneficial owner listed below is c/o ERock, Inc., 1113 Vine Street, Suite 101, Houston, Texas 77002.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering (No Exercise)						Shares Beneficially Owned After This Offering (Full Exercise)
Name or Beneficial Owner	Number	%	Class A common stock		Class B common stock		Combined Voting Power		Class A common stock		Class B common stock		Combined Voting Power
			Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Shareholders:
Entities affiliated with our Sponsor		%		%		%		%		%		%		%
Named Executive Officers, Directors and Director Nominees:
John Carrington		%		%		%		%		%		%		%
Corey Amthor		%		%		%		%		%		%		%
Ian Blakely		%		%		%		%		%		%		%
Paul Froutan		%		%		%		%		%		%		%
Thomas McAndrew		%		%		%		%		%		%		%
Charles Boynton		%		%		%		%		%		%		%
Dan Brouillette		%		%		%		%		%		%		%
Hans Kobler		%		%		%		%		%		%		%
Mark Patterson		%		%		%		%		%		%		%
Sameer Reddy		%		%		%		%		%		%		%
Tony Satterthwaite		%		%		%		%		%		%		%
All executive officers, directors and director nominees as a group ( persons)		%		%		%		%		%		%		%

*	Represents holdings of less than 1% of any class of our common stock.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of ERock will consist of    shares of Class A common stock, $0.01 par value per share, of which    shares will be issued and outstanding,     shares of Class B common stock, $0.01 par value per share, of which    shares will be issued and outstanding and      shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of ERock, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We will have two classes of authorized common stock: Class A common stock; and Class B common stock. Each share of Class A common stock and Class B common stock is entitled to one vote per share on all matters presented to our stockholders generally. Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our certificate of incorporation or as otherwise required by applicable law. Holders of the Class A common stock and Class B common stock, as the case may be, would have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Class A Common Stock

Voting Rights. Holders of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Issuance of Additional Class A Common Stock. We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our certificate of incorporation, bylaws and Delaware law. We are obligated to issue Class A common stock (subject to the transfer and exchange restrictions set forth in the partnership agreement) to holders of Class B Units who exchange those interests for shares of our Class A common stock on a one-for-one basis (unless we elect to satisfy such exchange for cash). When a Class B interest is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired and restored to the status of an authorized but unissued share of Class B common stock.

Other Matters. Shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class B common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class B common stock are not entitled to dividends or any other economic rights in respect of their shares of Class B common stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of our Class B common stock will not be entitled to receive any distributions above the par value of the Class B common stock.

Other Matters. Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. The Class B common stock is subject to automatic retirement upon an exchange of a Class B Unit of ER Holdings for a share of Class A common stock. Subject to the terms of the certificate of incorporation, the shares of Class B common stock are non-transferable.

Preferred Stock

Our certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of     shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by our board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, as summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of     , which would apply so long as the shares of Class A common stock remain listed on     , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay, or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions, and to fund employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Statute under Delaware Law

As permitted under Delaware law, we will be subject to the provisions of Section 203 of the DGCL. In general, those provisions prohibit a Delaware corporation from engaging in any business combination (as defined in Section 203 of the DGCL) with any interested stockholder (as defined in Section 203 of the DGCL) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by our board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by our board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Classified Board of Directors; Removal of Directors; Vacancies

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. During such time as our board is classified, our certificate of incorporation and bylaws will provide that any director may be removed for cause only and only by the affirmative vote of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote on the election of directors, voting together as a single class. In addition, during such time, the classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. In addition, vacancies, including as a result of newly created directorships on the board of directors, shall be filled at any time only by the remaining directors, or a sole remaining director.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Special Meetings of Stockholder

Our certificate of incorporation will provide that special meetings of the stockholders may be called only by the board of directors, the chairperson of our board or our Chief Executive Officer. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Stockholder Action by Written Consent

Our certificate of incorporation will preclude stockholder action by written consent.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our bylaws will allow the chairperson of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed.

Supermajority Voting for Amendments to Our Governing Documents

Our certificate of incorporation and our bylaws will provide that the board of directors is expressly authorized to adopt, make, alter, amend or repeal our bylaws. In addition, our certificate of incorporation will provide that (i) certain articles of the certificate of incorporation, including those relating to (i) the board size, classification, removal and vacancies, (ii) stockholder action by written consent, (iii) special meetings of stockholders, (iv) amendment of certificate and bylaws, (v) liability of directors and officers, (vi) corporate opportunity waiver and (vii) forum selection, may be amended only by a vote of at least 66 2/3% of the voting power of our stock outstanding and entitled to vote thereon, voting together as a single class, and (ii) any adoption, alteration, amendment or repeal of our bylaws by our stockholders will require the affirmative vote of holders of at least 66 2/3% of the voting power of our stock outstanding and entitled to vote thereon, voting together as a single class.

Corporate Opportunity

Under our certificate of incorporation, to the fullest extent permitted by law, we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities that are from time to time presented to any of our non-employee directors and any of their respective agents, stockholders, members, partners, directors, officers, employees, affiliates or subsidiaries (other than the company and our subsidiaries) (each, a “Business Opportunities Exempt Party”), even if the business opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no Business Opportunities Exempt Party shall have any duty to communicate or offer any such business opportunity to us or be liable to us or any of our subsidiaries or any stockholder, including for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, and we shall indemnify each Business Opportunities Exempt Party against any claim that such person is liable to us or our stockholders for breach of any fiduciary duty, by reason of the fact that such person (i) participates in, pursues or acquires any such business opportunity, (ii) directs any such business opportunity to another person or (iii) fails to present any such business opportunity, or information regarding any such business opportunity, to us or our subsidiaries, unless, in the case of a person who is our director or officer, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as our director or officer.

Forum Selection

To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation includes forum selection provisions. More specifically, our certificate of incorporation will provide that, unless we select or consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder, or employee of the company to the company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice of forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Our certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of their fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer to the fullest extent permitted by DGCL (as the same may be amended and/or restated from time to time), except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. Under current law, this provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claim. Further, the exculpation from liability for monetary damages does not apply to any director or officer if the director or officer has breached their duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from their actions as a director or officer. In addition, exculpation does not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.

Our bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will similarly require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Class A common stock is    .

Listing

We intend to apply to list our Class A common stock on      under the symbol “    .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of    shares of Class A common stock. Of these shares, all of the    shares of Class A common stock (or    shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock that will be held by our Sponsor will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below,    shares of Class A common stock (    shares if the underwriters’ option to purchase additional shares is exercised in full) will be eligible for sale upon the expiration of the lock-up agreements, beginning      days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-Up Agreements

We and all of our directors and executive officers have agreed not to sell any common stock for a period of      days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least nine months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our Class A common

stock reported through      during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2026 Plan and 2026 ESPP. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the ownership and disposition of shares of our Class A common stock acquired pursuant to this offering. This discussion is a summary only and does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s special circumstances (including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax) or to holders subject to special tax rules (including a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, S corporations, real estate investment trusts, registered investment companies, a tax-exempt organization or a governmental organization, a financial institution (including banks and insurance companies), a person holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment, a person who holds or receives our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation, a tax-qualified retirement plan or other employee benefit plans, a “qualified foreign pension fund” as defined in Section 897(l)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) or an entity all of the interests of which are held by qualified foreign pension funds, a broker or dealer in securities, a U.S. expatriate or a former U.S. citizen or resident, persons whose “functional currency” is not the U.S. dollar, or persons that will own, directly, indirectly or by attribution 5% or more (by vote or value) of our outstanding stock).

Except as specifically provided herein, this discussion addresses only U.S. federal income taxation (and not, without limitation, any other aspect of U.S. federal taxation or any aspect of state, local or non-U.S. taxation). In addition, this discussion deals only with U.S. federal income tax consequences to a holder that acquires our Class A common stock in this offering and holds our Class A common stock as a capital asset.

This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the discussion herein, and its position may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. Each prospective purchaser of our Class A common stock is urged to consult its tax advisor with respect to U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock applicable to its particular situation.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and partners in such partnerships should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICATION OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL AND NON-U.S. INCOME, GIFT, ESTATE AND OTHER TAX CONSIDERATIONS (INCLUDING APPLICABLE TAX

REPORTING REQUIREMENTS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. Holders

This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of shares of our Class A common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity or arrangement that is classified as a corporation) created, incorporated, or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions. As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock (other than certain pro rata distributions of our stock), such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a tax-free return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock.”

Dividends we pay to a U.S. Holder that is taxable as a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied, subject to other limitations, including with respect to debt-financed portfolio stock and extraordinary dividends. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a U.S. Holder that is not taxable as a corporation may constitute “qualified dividend income” that would be eligible for taxation at the preferential U.S. federal income tax rates applicable to long-term capital gains. If the applicable holding period requirements are not satisfied, then a U.S. Holder that is taxable as a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and a U.S. Holder that is not taxable as a corporation may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. Holders should consult their own tax advisors regarding the availability of the dividends-received deduction and the reduced rate applicable to qualified dividend income in their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. Upon a sale, taxable exchange or other taxable disposition of our Class A common stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in the Class A common stock. A U.S. Holder’s adjusted tax basis in its Class A common stock generally will equal the U.S. Holder’s acquisition cost for the Class A common stock, less any prior distributions treated as a return of capital. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the Class A common stock would be short-term capital gain taxed at short-term capital gains rates (generally equal to ordinary income tax rates). Long-term capital gains recognized by U.S. holders that are not taxable as a corporation will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale, taxable exchange or other taxable disposition of our shares of Class A common stock, unless the U.S. Holder is an exempt recipient and demonstrates such status. Backup withholding (currently at a rate of 24%) may apply to such payments if the U.S. Holder (i) fails to provide a taxpayer identification number and an IRS Form W-9 or other certification of exempt status or (ii) has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” A “Non-U.S. Holder” is a beneficial owner of shares of our Class A common stock who or that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

Taxation of Distributions. As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock (other than certain pro rata distributions of our stock), such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a tax-free return of capital that will be applied against and reduce (but not below zero) the Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess, will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “Non-U.S. Holders—Sale, Exchange or Other Taxable Disposition of Class A common stock.”

Subject to the discussion below under “—Additional Withholding Tax on Payments Made to Foreign Accounts,” dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a duly completed and properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty generally may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a Non-U.S. Holder holds our Class A common stock through a foreign partnership or a foreign intermediary, the Non-U.S. Holder (and, in certain cases, the partnership or intermediary) may be required to provide additional documentation in order to obtain the benefits of an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or, individual fixed base maintained by such Non-U.S. Holder within the United States) generally are not subject to the withholding tax described above if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI

(or other applicable successor form) certifying that the dividends are so connected. Instead, such dividends will be subject to U.S. federal income tax on a net income basis at graduated U.S. federal income tax rates generally applicable to United States persons. Dividends received by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Taxable Disposition of Class A common stock. Subject to the discussion below under “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our Class A common stock, unless:

•

such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or a fixed base maintained by such Non-U.S. Holder within the United States);

•	such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our Class A common stock (the “applicable period”).

Gain described in the first bullet above generally will be subject to U.S. federal income tax on a net income basis at the graduated rates generally applicable to United States persons. A Non-U.S. Holder described in the first bullet above that is a corporation for U.S. federal income tax purposes also may be subject to the branch profits tax described above. A Non-U.S. Holder described in the second bullet above generally will be subject to U.S. federal income tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder recognized in the same taxable year.

We believe we are not, and do not expect to become a USRPHC. However, no assurance can be given that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, so long as our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code), a Non-U.S. Holder will be subject to U.S. federal income tax on gain from the disposition of our Class A common stock only if such Non-U.S. Holder actually or constructively owned more than 5% of our Class A common stock at any time during the applicable period. If our Class A common stock were not so regularly traded, (i) the Non-U.S. Holder disposing of our Class A common stock generally would be subject to U.S. federal income tax on any gain recognized on the disposition on a net income basis as if such gain were effectively connected with the conduct of a U.S. trade or business, (ii) the purchaser of the Class A common stock generally would be required to withhold and remit to the IRS 15% of the purchase price, and (iii) the Non-U.S. Holder generally would be required to file a U.S. federal income tax return with respect to any gain recognized. Non-U.S. Holders should consult their own tax advisors regarding the possible application of these rules to their investment in our Class A common stock.

Information Reporting Requirements and Backup Withholding. The amount of dividends or proceeds paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder generally will be required to provide proper certification (usually on a Form W-8BEN or Form W-8BEN-E, as applicable) to establish that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our Class A common stock. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.

Additional Withholding Tax on Payments Made to Foreign Accounts. Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. Under proposed regulations, the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our Class A common stock. There can be no assurance that the proposed regulations will be finalized in their present form. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden).

You should consult your tax advisor regarding the possible implications of FATCA withholding tax on an investment in our Class A common stock (including the possibility of FATCA withholding on payments made to financial intermediaries through which the Non-U.S. Holders hold their Class A common stock).

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $   per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to    additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $    million. We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $   .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have applied to list our Class A common stock on the    under the trading symbol “    ”.

We, our directors and executive officers and the holders of substantially all of our Class A common stock, stock options, or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, common stock, including ER Holdings membership interests convertible or exercisable or exchangeable for or that represent the right to receive common stock, have agreed that, without the prior written consent of    on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed or will agree that, without the prior written consent of    on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period.

    , in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option described above. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation (as defined below), except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation (as defined below);

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that it has not made and will not make an offer of securities which are the subject of this prospectus to the public in the United Kingdom except that it may make an offer:

(a)	at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(b)

at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or

(c)	at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an offer of securities to the public in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to buy or subscribe for the Securities and the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024.

Canada

The shares of Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under a rt. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us, or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of Class A common stock will not be supervised by, FINMA, and the offer of shares of Class A common stock has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

Hong Kong

The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Class A common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our Class A common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered Class A common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued Class A common stock; (iv) that the shares of Class A common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Japan

The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “FIEA”) and no shares of Class A common stock will be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person “resident” in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares of Class A common stock are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Arab Emirates

The shares of Class A common stock have not been, and will not be, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Center) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Center) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Center) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Brazil

The offer and sale of the shares of Class A common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended or unauthorized distribution under Brazilian laws and regulations. The shares of Class A common stock may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The balance sheet of ERock, Inc. as of January 21, 2026, included in this Prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such balance sheet is included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Enchanted Rock Holdings, LLC as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.enchantedrock.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

EROCK, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Introduction

ERock, Inc. (the “Company”) was formed in January 2026 and will have no assets or operations prior to reorganization completed in connection with this offering (the “IPO”). The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025, and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025, present the historical financial statements of Enchanted Rock Holdings, LLC (“ER Holdings”) on a pro forma basis to give effect to the following transactions (collectively, the “Transactions”):

•	the contemplated transactions described under “Organizational Structure—The Reorganization” elsewhere in this prospectus (the “Reorganization”);

•	the initial public offering of shares of Class A common stock of the Company and the use of the net proceeds therefrom as described in “Use of Proceeds” elsewhere in this prospectus;

•

a provision for corporate income taxes at an effective rate of    % (which is derived from a total estimated rate of    % for ER Holdings, reduced by the estimated noncontrolling interest of    %) for the year ended December 31, 2025, inclusive of all U.S. federal, state and local income taxes; and

•

the entry into a Tax Receivable Agreement in connection with the IPO, which generally provides for a payment by us for 85% of the amount of the net cash tax savings, if any, that we realize or are deemed to realize (taking into account certain assumptions) as a result of (i) certain increases in, or adjustments to, the tax basis of assets of ER Holdings and its subsidiaries resulting from exchanges of ER Holdings membership interests in the future, (ii) certain tax attributes available to us as a result of the Reorganization, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement.

The unaudited condensed consolidated pro forma balance sheet as of December 31, 2025 gives pro forma effect to the Transactions as if they had occurred on December 31, 2025. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025 gives pro forma effect to the Transactions as if they had occurred on January 1, 2025. The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended.

The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Organizational Structure—The Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Tax Receivable Agreement” and with the audited historical consolidated financial statements and related notes of ER Holdings and the unaudited interim condensed consolidated statement of operations of ER Holdings, each included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma information is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, including, among other things, increased directors’ and officers’ liability insurance premiums, director fees, fees associated with compliance with Securities and Exchange Commission reporting requirements, transfer agent fees, costs related to hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements.

EROCK, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2025

Dollars in thousands, unless otherwise noted

	Historical Enchanted Rock Holdings, LLC	Pro Forma Adjustments			Pro Forma ERock, Inc.
Assets
Current assets:
Cash and cash equivalents	$108,097	$	(a	)	$
Accounts receivable, net	33,762
Inventory	43,681
Contract assets	15,964
Prepaid expenses	8,799
Other current assets	6,567

Total current assets	216,870
Property and equipment, net	27,545
Right-of-use assets, net	10,832
Other assets	2,649		(b	)

Total assets	$257,896	$			$

Liabilities and Equity
Current liabilities:
Accounts payable	$16,549	$			$
Accrued liabilities and other payables	26,235
Contract liabilities	170,025
Operating lease liabilities	3,343
Deferred income	24,598
Other current liabilities	344		(d	)(f)

Total current liabilities	$241,094				$
Notes payable	59,984
Noncurrent lease liabilities	8,019
Payable to related parties pursuant to Tax Receivable Agreements	—
Noncurrent deferred income	10,819
Other noncurrent liabilities	3,407

Total liabilities	$323,323	$			$
Commitments and contingencies (Note 17)
Mezzanine equity:
Series A preferred units (163,975 units authorized, issued, and outstanding at December 31, 2025 and 2024)	46,690

Total mezzanine equity	46,690
Members’ equity:
Common units (216,002 units issued and outstanding at December 31, 2025 and 2024)	(112,155)		(d	)
Noncontrolling interest	38		(e	)

Total members’ equity	$(112,117)				$

Total liabilities and equity	$257,896	$			$

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

EROCK, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

Dollars in thousands, unless otherwise noted

	Historical Enchanted Rock Holdings, LLC	Pro Forma Adjustments			Pro Forma ERock, Inc.
Power system sales product revenues	$90,138	$			$
Power system sales installation services revenues	47,810

Power system sales revenues	137,948
Ongoing services revenues	45,197

Total revenues	183,145
Cost of power system sales product revenues, excluding depreciation and amortization	75,754
Cost of power system sales installation services revenues, excluding depreciation and amortization	32,083

Cost of power system sales revenues, excluding depreciation and amortization	107,837
Cost of ongoing services revenues, excluding depreciation and amortization	37,314

Total cost of revenues, excluding depreciation and amortization	145,151

General and administrative expenses	68,741
Depreciation and amortization expense	3,993

Loss from operations	(34,740)
Interest expense	(755)
Loss on debt extinguishment	(24,182)
Other income, net	1,067

Loss before income taxes	(58,610)
Income tax expense	(420)		(b	)(f)

Net loss	(59,030)
Deemed dividend related to Series A preferred units	(3,110)

Net loss attributable to common units	$(62,140)	$			$

Pro forma net loss per share data
Basic	$(309.43)		(h	)	$
Diluted	$(309.43)		(h	)	$
Pro forma number of shares used in computing EPS
Basic	216,002		(h	)
Diluted	216,002		(h	)

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

EROCK, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

(a) Reflects the following adjustments:

i. Net proceeds from the IPO and use of proceeds as follows:

Gross Proceeds from IPO
Less:
Underwriting Discounts and Commissions
Issuance Expenses
Proceeds, Net of Underwriting and Issuance Expenses
Retained Proceeds from the IPO

(b) Reflects tax adjustments associated with the Reorganization and adjustments to give effect to the Tax Receivable Agreement (as described in “Certain Relationships and Related Person Transactions—Proposed Transactions with ERock, Inc.—Tax Receivable Agreement”) based on the following assumptions:

i.

we expect to record $    million in deferred tax assets for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by the Company following completion of the Reorganization; and

ii.

in connection with the IPO, we will enter into a Tax Receivable Agreement, which generally provides for a payment by us for 85% of the amount of the net cash tax savings, if any, that we realize or are deemed to realize (taking into account certain assumptions) as a result of (i) certain increases in, or adjustments to, the tax basis of assets of ER Holdings and its subsidiaries resulting from exchanges of ER Holdings membership interests in the future, (ii) certain tax attributes available to us as a result of the Reorganization, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. We have estimated this liability to be approximately $    million. This estimate assumes     . The estimated Tax Receivable Agreement liability also includes significant assumptions including     .

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. To the extent that future changes in the obligation under the Tax Receivable Agreement are not due to (1) transactions among or with our shareholders and (2) actual payments under the Tax Receivable Agreement, such changes will be recognized in earnings, but not as a component of the income tax provision.

We intend to only record the offset to the deferred tax asset in equity for the initial tax effects resulting from transactions among or with shareholders. As future changes in the deferred tax asset are not due to transactions among or with our shareholders, we intend to reflect those changes in earnings as component of income in the tax provision.

Adjustments to the obligation under the Tax Receivable Agreement, which might result from, among other things, changes in expectations about the extent to which tax benefits subject to the Tax Receivable Agreement will be realized and tax rate changes, would also be recognized in earnings. This arrangement does not represent a tax based on income, but rather a contractual relationship between an entity and its shareholders and is accounted for under ASC 450—Contingencies. The effects of these adjustments are not an element of income tax expense as they do not relate to costs incurred in connection with compliance with income tax law.

(c)	Represents an adjustment to members’/stockholders’ equity reflecting:

i.	par value of $0.01 for approximately million shares of Class A common stock to be outstanding following the IPO; and

ii.	a decrease of $ million in members’ equity to allocate a portion of ERock, Inc.’s equity to the noncontrolling interest. (See Note (e) below).

(d)	Represents the effect of the following:

i.	the issuance of shares of Class A common stock in the IPO and the application of the net proceeds therefrom;

ii.	the net impact of the recording of deferred tax assets and the payable related to the Reorganization and the Tax Receivable Agreement, as described under note (b) above; and

iii.	.

(e)

Represents non-controlling interest due to consolidation of financial results of ER Holdings. As described in “Organizational Structure—The Reorganization,” ERock, Inc. will become the sole managing member of ER Holdings. ERock, Inc. will initially have a minority economic interest in ER Holdings, but ERock, Inc. will have control over the management of ER Holdings. As a result, we will consolidate the financial results of ER Holdings and will report a noncontrolling interest on our consolidated balance sheet for the percentage of ER Holdings units not held by ERock, Inc. Upon completion of the contemplated transactions, the noncontrolling interest is expected to own approximately   % of ER Holdings. Details for the adjustment for the noncontrolling interest are as follows:

Historical ER Holdings Members’ Equity as of December 31, 2025
Gross Proceeds from IPO
Underwriting Discounts and Offering Costs
Pro Forma ER Holdings Member’s Equity as of December 31, 2025
Estimated Noncontrolling Interest Percentage of ERock, Inc.

Pro Forma Noncontrolling Interest of ERock, Inc.

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma condensed consolidated statements of operations:

(f)

Reflects estimated incremental income tax expense of $    million for the year ended December 31, 2025 associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately     % and based on the Company’s ownership of approximately   % of ER Holdings following completion of the contemplated transactions. This rate is inclusive of U.S. federal and state income taxes.

(g)

Reflects the reduction in consolidated net income attributable to non-controlling interest for ER Holdings’ historical results of operations. Upon completion of the Reorganization, the non-controlling interest will be approximately    %.

(h)

On a pro forma basis, basic earnings per share and diluted earnings per share are the same as there were no antidilutive securities during the periods presented. Earnings per share on a pro forma basis is computed as follows:

Year Ended December 31, 2025
Pro forma income before income taxes
Pro forma income tax expense

Pro forma net income
Pro forma net income (loss) attributable to members’/stockholders’ equity
Net income (loss) attributable to noncontrolling interests
Pro forma income (loss) available to Class A common stock

Weighted average shares of Class A common stock outstanding
Pro forma net income (loss) available to Class A common stock per share

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Director of ERock, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of ERock, Inc. (the “Company”) as of January 21, 2026, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 21, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Houston, TX

April 1, 2026

We have served as the Company’s auditor since 2026.

ERock, Inc.

Balance Sheet

As of January 21, 2026
ASSETS
Current assets:
Cash	$10

Total assets	$10

Commitments and contingencies
STOCKHOLDER’S EQUITY
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$10

Total Stockholder’s equity	$10

See accompanying notes to the balance sheet.

ERock, Inc.

Notes to the Balance Sheet

NOTE 1 - ORGANIZATION AND BACKGROUND

ERock Inc. (“the Company”) was incorporated in Delaware on January 20, 2026. Pursuant to a reorganization into a holding company structure, the Company will be a holding company, and its principal asset will be an indirectly held controlling equity interest in Enchanted Rock Holdings, LLC (the “LLC”). Through the Company’s ability to appoint the board of managers of the LLC, the Company will operate and control all of the business and affairs of the LLC, and through the LLC and its subsidiaries, conduct the Company’s business.

Basis of Presentation

The balance sheet has been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Statements of income, stockholder’s equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company considers cash on hand, cash in banks, and other highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

Income Taxes

The Company is treated as a subchapter C corporation, and therefore, is subject to both federal and state income taxes. The LLC continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.

NOTE 3 - STOCKHOLDER’S EQUITY

On January 20, 2026, the Company was authorized to issue 1,000 shares of common stock, $0.01 par value. On January 21, 2026, the Company issued 1,000 shares for $10.00, all of which are owned by the LLC.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 1, 2026, the date on which the audited balance sheet was available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the unitholders and the Board of Directors of Enchanted Rock Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Enchanted Rock Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in mezzanine equity and members’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Houston, TX

April 1, 2026

We have served as the Company’s auditor since 2024.

Enchanted Rock Holdings, LLC

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(in thousands, except unit value amounts)

	2025	2024
Assets
Current assets:
Cash and cash equivalents	$108,097	$21,913
Accounts receivable, net	33,762	28,633
Inventory	43,681	80,487
Contract assets	15,964	9,682
Prepaid expenses	8,799	16,683
Other current assets	6,567	3,511

Total current assets	216,870	160,909
Property and equipment, net	27,545	26,781
Right-of-use assets, net	10,832	11,670
Other assets	2,649	8,324

Total assets	$257,896	$207,684

Liabilities and Equity
Current liabilities:
Accounts payable	$16,549	$31,959
Accrued liabilities and other payables	26,235	16,309
Contract liabilities	170,025	33,197
Operating lease liabilities	3,343	2,773
Deferred income	24,598	41,332
Other current liabilities	344	2,961

Total current liabilities	241,094	128,531
Notes payable	59,984	70,772
Noncurrent lease liabilities	8,019	9,361
Warrant unit liabilities	—	13,979
Noncurrent deferred income	10,819	—
Other noncurrent liabilities	3,407	1,778

Total liabilities	$323,323	$224,421

Commitments and contingencies (Note 17)
Mezzanine equity:
Series A preferred units (163,975 units authorized, issued and outstanding at December 31, 2025 and December 31, 2024)	46,690	38,883

Total mezzanine equity	46,690	38,883

Members’ equity:
Common units (216,002 units issued and outstanding at December 31, 2025 and December 31, 2024)	(112,155)	(55,658)
Noncontrolling interest	38	38

Total members’ equity	(112,117)	(55,620)

Total liabilities and equity	$257,896	$207,684

The accompanying notes are an integral part of these consolidated financial statements.

Enchanted Rock Holdings, LLC

Consolidated Statements of Operations

For the Years Ended December 31, 2025 and 2024

(in thousands, except unit and per unit amounts)

	2025	2024
Power system sales product revenues	$90,138	$53,976
Power system sales installation services revenues	47,810	38,363

Power system sales revenues	137,948	92,339
Ongoing services revenues	45,197	36,151

Total revenues	183,145	128,490

Cost of power system sales product revenues, excluding depreciation and amortization	75,754	50,748
Cost of power system sales installation services revenues, excluding depreciation and amortization	32,083	29,742

Cost of power system sales revenues, excluding depreciation and amortization	107,837	80,490
Cost of ongoing services revenues, excluding depreciation and amortization	37,314	30,790

Total cost of revenues, excluding depreciation and amortization	145,151	111,280

General and administrative expenses	68,741	57,887
Depreciation and amortization expense	3,993	1,859

Loss from operations	(34,740)	(42,536)
Interest expense	(755)	(14,331)
Loss on debt extinguishment	(24,182)	—
Other income, net	1,067	99

Loss before income taxes	(58,610)	(56,768)
Income tax expense	(420)	(158)

Net loss	(59,030)	(56,926)
Deemed dividend related to Series A preferred units	(3,110)	(2,880)

Net loss attributable to common units	$(62,140)	$(59,806)

Net loss per common unit
Basic	$(309.43)	$(276.88)
Diluted	$(309.43)	$(276.88)
Weighted average common units outstanding
Basic	216,002	216,002
Diluted	216,002	216,002

The accompanying notes are an integral part of these consolidated financial statements.

Enchanted Rock Holdings, LLC

Consolidated Statements of Changes in Mezzanine Equity and Members’ Equity

For the Years Ended December 31, 2025 and 2024

(in thousands, except unit amounts)

	Mezzanine Equity		Members’ Equity
	Series A Preferred Units		Common Units
	Number of Units	Mezzanine Equity	Number of Units	Members’ Equity	Noncontrolling Interest	Total Members’ Equity
Balance at January 1, 2024	163,975	$36,003	216,002	$5,973	$38	$6,011
Net loss	—	—	—	(56,926)	—	(56,926)
Stock-based compensation	—	—	—	2,662	—	2,662
Deemed dividend related to Series A preferred units	—	2,880	—	(2,880)	—	(2,880)
Warrant units issued	—	—	—	3,207	—	3,207
Dividends to common units ($35.62 dividend per unit)	—	—	—	(7,694)	—	(7,694)

Balance at December 31, 2024	163,975	38,883	216,002	(55,658)	38	(55,620)
Net loss	—	—	—	(59,030)	—	(59,030)
Settlement of Warrants	—	4,697	—	—	—	—
Stock-based compensation	—	—	—	4,633	—	4,633
Deemed dividend related to Series A preferred units	—	3,110	—	(3,110)	—	(3,110)
Warrant units issued	—	—	—	1,010	—	1,010

Balance at December 31, 2025	163,975	$46,690	216,002	$(112,155)	$38	$(112,117)

The accompanying notes are an integral part of these consolidated financial statements.

Enchanted Rock Holdings, LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025 and 2024

(in thousands)

	2025	2024
Cash flows from operating activities
Net loss	$(59,030)	$(56,926)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,993	1,859
Amortization of deferred financing costs	5,868	1,719
Amortization of operating lease ROU asset	3,668	3,406
Warrant expense	—	1,175
Loss on debt extinguishment	24,182	—
Amortization of sales commissions	427	275
Paid-in-kind interest expense	6,877	3,938
Interest paid on long term debt	(6,202)	—
Stock-based compensation	4,610	2,662
Gain on disposal of assets	—	1
Changes in operating assets and liabilities:
Accounts receivable, net	(5,129)	29,915
Inventory	36,806	(30,831)
Contract assets	(6,282)	6,545
Prepaid expenses	7,884	5,013
Other current assets	(3,484)	406
Other assets	5,753	(8,283)
Accounts payable	(15,488)	(2,913)
Accrued liabilities and other payables	(9,407)	21,844
Contract liabilities	136,828	(7,735)
Operating lease liabilities	(3,602)	(3,246)
Other liabilities	(11,771)	6,966

Net cash provided by (used in) operating activities	116,501	(24,210)

Cash flows from investing activities
Capital expenditures	(4,667)	(9,000)

Net cash used in investing activities	(4,667)	(9,000)

Cash flows from financing activities
Dividends paid to common unit holders	—	(7,694)
Proceeds from notes payable	55,069	85,000
Payments of notes payable	(79,177)	(37,988)
Payments of deferred financing costs	(1,542)	(8,075)

Net cash (used in) provided by financing activities	(25,650)	31,243

Net change in cash and cash equivalents	86,184	(1,967)
Cash and cash equivalents
Beginning of year	21,913	23,880

End of year	$108,097	$21,913

Supplemental disclosures of cash flow information
Interest paid	$12,591	$6,820
Income taxes paid	$—	$100
Supplemental noncash financing and investing activities
Accrued capital expenditures	$193	$114
Warrants issued with debt agreement	$1,009	$10,197

The accompanying notes are an integral part of these consolidated financial statements.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

1. NATURE OF OPERATIONS

Enchanted Rock Holdings, LLC (together with its consolidated subsidiaries, “ER Holdings” or the “Company”) was formed and incorporated under the laws of the State of Delaware in 2018 and operates in accordance with the terms of its Limited Liability Company Agreement, effective July 1, 2018.

The Company designs, deploys, sells, operates, and maintains multi-purpose distributed power generation systems utilizing proprietary, low-emission, quick-response natural gas-fueled generators and embedded software technology. Its offerings include the design, installation, and operation of modular power systems, as well as ongoing operations and maintenance and asset management services. These systems support a range of customer applications, including bridge power, backup power, and dispatchable power solutions.

The Company primarily serves data centers, utilities, and commercial and industrial customers across the United States. Its principal markets span eight states, with its largest operating presence in California and Texas, where demand is driven in part by growth in data center and related infrastructure needs.

The Company manufactures key components of its power systems, including proprietary natural gas engines and generators, at facilities located in Houston, Texas, and deploys its systems throughout its U.S. operating footprint.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Enchanted Rock Holdings, LLC and its consolidated subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany accounts and transactions have been eliminated. All amounts presented in the footnotes are in thousands, except number of common and preferred units and per common and preferred unit amounts, unless otherwise stated.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, revenue and expenses and disclosures regarding contingent assets and liabilities. Actual results could differ from those estimates.

Regulation

The Company’s operations, including its wholesale transactions, transmission service, and compliance with state-mandated reliability standards, are subject to the regulatory oversight of various state regulatory authorities including both the Public Utility Commission of Texas and the Electric Reliability Council of Texas as well as California Public Utilities Commission. Failure to comply with laws and regulations established by such regulatory agencies could result in suspension or revocation of license required for the Company to conduct its business. The Company is not aware of any violations or noncompliance with laws and regulations discussed above.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, which

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

requires revenue to be recognized when or as control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Performance Obligations

A performance obligation is a promise in a contract with a customer to transfer a distinct good or service. The Company’s contracts generally include one or more of the following performance obligations:

Power System Sales Revenues

•

Power System Sales Product Revenues (Generators). The Company sells generators to commercial and industrial customers. The Company generally recognizes product revenue from the sale of generators at a point in time when control is transferred to the customers. In certain “bill-and-hold” arrangements where the customer requests the Company to warehouse the generator until the site is ready for installation, control transfers when the generator is ready for physical transfer to the customer, as the Company has a present right to payment, the customer can direct the use of the generators (i.e. requests shipment to its facility), and legal title has passed to the customer. Furthermore, the generator is identified separately as belonging to the customer, and the Company cannot use the generator or direct it to another customer.

•

Power System Sales Installation Services Revenues. The Company provides installation services to prepare, construct, and install distributed generation power systems designed to provide resiliency power for commercial and industrial customers. These services inherently include the procurement and integration of transformers, switchgear, and other supporting equipment. These service contracts can occur over several months or a multiyear period. The revenues through service contracts are generated under fixed-price contracts with certain reimbursable variable revenues and costs. The Company recognizes revenues over time because the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company measures progress using the cost-to-cost method (percentage of costs incurred to total estimated costs), as this best depicts the transfer of value to the customer.

Ongoing Services Revenues

•

Ongoing Services. The Company provides ongoing services to operate and maintain distributed generation power systems designed to provide resiliency power for commercial and industrial customers. These services primarily consist of operations and maintenance services and asset management services arrangements. The Company’s ongoing services are generally stand-ready obligations satisfied over time. For fixed-fee arrangements, the Company recognizes revenue either (i) ratably over the contract term or (ii) on an as-invoiced basis, applying the practical expedient to recognize revenue in the amount to which the entity has a right to invoice, if the entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date (e.g. usage-based fees).

•

Service-Type Warranty. The Company sells separately priced service-type warranties that provide coverage beyond the standard manufacturer’s warranty. Revenues from these warranties are recognized ratably over the warranty period. For the years ended December 31, 2025 and 2024, there were $1.5 million and $0.9 million, respectively, of service warranty revenues recognized in the consolidated financial statements.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Remaining Performance Obligations

Remaining performance obligations represent performance obligations that are unsatisfied or partially satisfied as of the end of each reporting period. The Company measures remaining performance obligations based on the aggregate transaction price allocated to such performance obligations that have not yet been recognized as revenue as of the reporting date. In determining termination payment clauses, as such provisions create enforceable rights and obligations that are considered in assessing the transaction price and the duration of the contract. Contracts that do not contain substantive termination payment clauses are excluded from the remaining performance obligation disclosure.

Contract Combination

The Company may enter into contracts that include Power System Sales Product, Power System Sales Installation Services, Ongoing Services, and/or Service-Type Warranties negotiated as a package and entered into at or near the same time with the same customer. The Company evaluates whether such contracts should be combined and accounted for as a single contract when the criteria for contract combination are met. Although these products and services may be negotiated together and combined into a single contract, the Company has determined that they represent distinct performance obligation services that are capable of being distinct and for which the customer can benefit independently. Accordingly, the Company accounts for these goods and services separately and allocates the transaction price to each based on their relative standalone selling prices.

Transaction Price and Variable Consideration

The Company allocates the transaction price to each distinct performance obligation based on relative stand-alone selling prices. Stand-alone selling prices are based on observable prices when available; otherwise, the Company estimates stand-alone selling prices using an expected cost plus margin approach, applied consistently in similar circumstances.

Variable consideration amounts, including performance incentives, early pay discounts, and penalties, may also cause changes in contract estimates. The amount of variable consideration is estimated based on either the expected value method or the most likely amount method, depending on which method the Company expects to better predict the amount of consideration to which it will be entitled. The estimated amount is constrained such that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty is resolved.

Certain of the Company’s contracts for Ongoing Services include variable consideration in the form of a profit-sharing arrangement that entitles the Company to receive a share of monthly positive cash flows. The performance fees related to these arrangements are generally constrained.

Contract Estimates and Modifications

Due to the nature of fixed-price power system sales installation services contracts, costs can vary from estimates due to factors such as scope changes, unforeseen conditions, or material cost fluctuations that will directly impact revenue recognized each period. Changes in estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. The net impact of these changes in estimates

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

was not material on an individual contract or aggregate level for the year ended December 31, 2024. The aggregate favorable change in estimate for 2025 was approximately $8 million, but no material changes to contract estimates on an individual contract basis.

On occasion, the Company approves change orders that modify the scope and price of a contract and accounts for those change orders as follows:

•	If the change order adds distinct goods or services and those goods and services are priced at standalone selling prices, it is accounted for as a separate contract.

•

If the change order is not distinct (e.g., additional installation work), it is accounted for as part of the existing contract, and the effect on the transaction price and measure of progress is recognized as a cumulative catch-up adjustment to revenue.

Contract Balances and Payment Terms

Payment Terms: Payment terms vary by contract type but are generally due within 30 days. Power system sales installation services contracts typically require milestone payments in advance of performance (resulting in contract liabilities), while ongoing services contracts are billed in arrears.

Significant Financing Component: The Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between the transfer of a promised good or service and when the customer pays for that good or service will be one year or less. Occasionally in a long-term contract, the Company experiences a difference between payment and performance of greater than one year. The Company would not consider such cases to give rise to a significant financing component, as payments in advance of services performed (i.e., resulting in contract liabilities) are primarily structured to secure the contract, offset the initial cost of procuring materials and protect the Company from customer nonperformance.

Contract Assets and Liabilities: With respect to the Company’s Installation Services contracts, interim payments are typically received as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. As a result, under fixed-price contracts, the timing of revenue recognition and contract billings result in contract assets and contract liabilities.

•

Contract assets represent revenues recognized in excess of amounts billed for fixed-price contracts and are current assets that are transferred to accounts receivable when billed or the billing rights become unconditional.

•

Contract liabilities represent billings in excess of revenues recognized for fixed-price contracts. These arise under certain contracts that allow for upfront payments from the customer or contain contractual billing milestones, which result in billings that exceed the amount of revenues recognized for certain periods.

•	Contract assets and liabilities are recorded on a net basis at the individual contract level at the end of each reporting period.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Contract Costs

The Company capitalizes incremental costs of obtaining a contract, such as sales commissions, if the Company expects to recover those costs. For the year ended December 31, 2025 and 2024, there was zero and $0.2 million, respectively, contract costs incurred that are recorded as deferred contract costs within other assets in the consolidated balance sheets and are amortized on a straight-line basis over the expected period of benefit, which is generally the contract term. The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Other Revenue Policies

Sales Taxes: Amounts collected on behalf of their parties (such as sales and similar taxes) are excluded from revenue.

Shipping and Handling: The Company’s shipping and handling activities, which primarily relate to the delivery of generators under Power System Sales Product and the transport of equipment for Power System Sales Installation Services, are treated as fulfillment activities rather than separate performance obligations. Shipping and handling costs are included in cost of revenues and are recognized as incurred.

Depreciation and Amortization: All references to cost of revenues throughout the consolidated financial statements and the notes to the consolidated financial statements are exclusive of depreciation and amortization.

Cash and Cash Equivalents

The Company considers cash on hand, cash in banks, and other highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded when invoices are issued and are presented in the consolidated balance sheets at amortized cost, net of an allowance for credit losses. The Company routinely assesses the collectability of its accounts receivable. The Company monitors the credit quality of its counterparties through review of collections, credit ratings, and other analyses. The Company develops its estimated allowance for credit losses primarily using an aging method and analyses of historical loss rates, as well as consideration of current and future conditions that could impact its counterparties’ credit quality and liquidity. Balances confirmed to be uncollectible are then written off against the allowance for credit losses.

The following is a summary of accounts receivable as of December 31, 2025 and 2024:

	2025	2024
Accounts receivable, net
Power system sales accounts receivable	$17,229	$10,462
Ongoing services accounts receivable	15,368	14,140
Other accounts receivable	1,165	4,031
Allowance for credit losses	—	—

Total accounts receivable, net	$33,762	$28,633

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Property and Equipment

Property and equipment are presented at cost, less accumulated depreciation, which is provided using the straight-line method over the estimated useful lives of the individual assets (see Note 8 — Property and Equipment). Expenditures for major renewals and improvements are capitalized if they extend the useful life of the asset, while expenditures for maintenance and repairs are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease, plus renewal options the Company is reasonably certain to exercise. Sales and disposals of property and equipment are removed at carrying cost, less accumulated depreciation with any resulting gain or loss reflected in earnings.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment if events or changes in circumstances indicate that the carrying value of such assets may not be recoverable, as required by ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset or asset group are compared to the asset or asset group’s carrying amount to determine if an impairment is necessary. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded.

Fair values are determined based on the discounted cash flows or external appraisals, if applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. No impairment of long-lived assets was recognized for the years ended December 31, 2025 and 2024.

Deferred Financing Costs

The Company defers financing costs, including debt discounts and debt issuance costs, and amortizes the costs over the terms of the related debt using the effective interest method for term debt and straight-line method for revolving lines of credit, in accordance with ASC 470, Debt. Upon repayment of or in conjunction with a debt modification or exchange that qualifies as an extinguishment under GAAP of the underlying debt agreement, the unamortized costs are charged to earnings as a component of interest expense.

Warrants

The Company determines the accounting classification of warrants it issues as either liability or equity classified by first assessing whether the warrants meet liability classification in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), then in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability-classified warrants are recorded at fair value at issuance and are marked-to-market each reporting period with changes in fair value recognized in the consolidated statements of operations. These are included within other current liabilities and other noncurrent liabilities in the consolidated balance sheets. Equity-classified warrants are recorded at fair value at issuance with no changes recognized subsequent to the issuance date. These are included within common units in the consolidated balance sheets.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Embedded Derivative Liabilities

The Company evaluates the embedded features of its financial instruments in accordance with ASC 480 and ASC 815. Certain conversion options and redemption features are required to be bifurcated from their host instrument and accounted for as free-standing derivative financial instruments if certain criteria are met. The Company applies significant judgment to identify and evaluate complex terms and conditions for its financial instruments to determine whether such instruments are derivatives or contain features that qualify as embedded derivatives. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract and the features of the derivatives. Bifurcated embedded derivatives are recorded at fair value at issuance and are marked-to-market each reporting period and are included within other noncurrent liabilities in the consolidated balance sheets with changes in fair value recognized in the consolidated statements of operations.

Noncontrolling Interest

The Company controls and holds an approximately 75% ownership in Enchanted Rock Reliability Services, LLC. As such, the Company records a noncontrolling interest in the consolidated balance sheets to reflect the remaining noncontrolling interest’s share of the net assets of the subsidiary. For the years ended December 31, 2025 and 2024, Enchanted Rock Reliability Services, LLC did not have activity related to the Company’s ongoing service profit-sharing arrangements.

Net Loss Per Unit

The Company computes net loss per unit using the two-class method required for participating securities. The Company considers its Series A Preferred Units to be participating securities because the holders have a nonforfeitable right to participate in distributions with common unitholders on a pro-rata basis in excess of their preferred return.

Under the two-class method, basic net loss per common unit is computed by dividing the net loss available to common unitholders by the weighted-average number of common units outstanding during the period. Net loss available to common unitholders is determined by adjusting the Company’s net loss for deemed dividends related to the accretion of Series A Preferred Units to their redemption value, as well as the value transferred to Series A preferred unitholders upon the settlement of warrants. Net loss is allocated between common units and the participating Series A Preferred Units based on their participating rights. The Company does not allocate losses to participating securities unless the securities have a contractual obligation to share in the losses. Because the Series A Preferred Units do not have a contractual obligation to share in the Company’s losses, no portion of the net loss was allocated to them for the years ended December 31, 2025 and 2024.

Diluted net loss per unit reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units. For the years ended December 31, 2025 and 2024, the effect of all potentially dilutive securities was anti-dilutive due to the Company’s net loss position. Accordingly, diluted net loss per unit is the same as basic net loss per unit for the years ended December 31, 2025 and 2024.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Stock-Based Compensation

The Company accounts for its Restricted Compensatory Units as equity-classified awards measured at their grant-date fair value using the Black-Scholes option-pricing model. Compensation cost is recognized on a straight-line basis over the applicable requisite service period, which is generally the vesting period defined in the individual grant notices. The Company has elected to recognize the impact of forfeitures in the period they occur rather than estimating them upfront. Certain awards include performance conditions (e.g. Company sales, distribution achievement or an initial public offering) that provide for accelerated vesting; compensation cost related to these conditions is recognized only when the event is considered probable.

Income Taxes

The Company has elected to be treated as a partnership for tax purposes, whereby all federal and selected state income taxes are paid directly by the members.

Uncertain tax positions are recognized in the consolidated financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. For the years ended December 31, 2025 and 2024, the Company did not recognize any interest or penalty expense related to uncertain tax positions or income taxes.

The Company does not expect the amounts of unrecognized tax benefits to significantly increase or decrease within the next 12 months.

State Franchise Taxes

The State of Texas margin tax applies to legal entities conducting business in Texas. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and, therefore, has the characteristics of an income tax. The Company incurred $0.4 million and $0.2 million for the years ended December 31, 2025 and 2024, respectively, relating to the Texas margin tax, which has been included within income tax expense in the consolidated statements of operations.

Sales and Marketing Costs

Sales and marketing costs are expensed as incurred. Sales and marketing expense for the years ended December 31, 2025 and 2024 was $1.1 million and $1.0 million, respectively, and has been included within general and administrative expenses in the consolidated statement of operations.

Concentrations of Credit, Customer and Vendor Risk

Financial instruments that potentially subject the Company to concentrations of credit and customer risk consist primarily of its cash and cash equivalents and its net receivable position with customers, which includes amounts related to billed and unbilled accounts receivable and contract assets net of advanced billings with the same customer. Periodically, the Company maintains its cash balances in financial institutions, which at times exceed federally insured limits. Management periodically assesses the financial condition of the financial institutions and believes that any possible risk is immaterial.

The Company grants credit under normal payment terms, generally without collateral, to its customers. For the year ended December 31, 2025, sales to three counterparties accounted for approximately 18%, 16%,

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

and 14% of the Company’s total revenue. For the year ended December 31, 2024, sales to three counterparties accounted for approximately 19%, 17%, and 17% of the Company’s total revenue. This concentration of customers may impact the Company’s overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions, including uncertainties and challenges in the energy market. These uncertainties and challenges could expose the Company to increased risk related to collectability of billed and unbilled receivables and contract assets for services the Company has performed.

Substantially all of the Company’s accounts receivable result from product and installation revenues. Four customers accounted for approximately 17%, 14%, 14%, and 13% of the total accounts receivables balance at December 31, 2025. Four customers accounted for approximately 39%, 15%, 11%, and 10% of the total accounts receivable balance at December 31, 2024.

During 2025, expenditures to three vendors accounted for approximately 25% of the Company’s total purchases. As of December 31, 2025, the total balance due for three vendors accounted for approximately 46%, 7%, and 6% of total accounts payable. During 2024, expenditures to three vendors accounted for approximately 33% of the Company’s total purchases. As of December 31, 2024, the total balance due for three vendors accounted for approximately 65%, 6%, and 5% of total accounts payable.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of notes payable and warrants. The Company records its financial assets and liabilities at fair value, in accordance with the framework for measuring fair value in GAAP. This framework establishes a fair value hierarchy that prioritizes the input used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. See Note 3—Fair Value, for additional information on fair value measurements.

Leases

The Company has operating leases for real estate, forklifts, vehicles and trucks, and other equipment under noncancelable agreements whose initial terms typically range from three to 20 years, including renewal options that the Company is reasonably certain to exercise. The Company determines if these contracts are or contain a lease at inception and reviews the facts and circumstances of the arrangement to classify the leased asset as operating or finance under the lease standard. To assess whether a contract is or contains a lease, the Company considers whether (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) whether the Company obtains substantially all the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The portion of active leases within the Company’s portfolio classified as operating leases under the standard are included in right-of-use (“ROU”) assets, net, lease liabilities and noncurrent lease liabilities in the consolidated balance sheets. The ROU assets represent the Company’s right to use the underlying asset for the lease term and lease liabilities represent the Company’s obligation to make minimum lease payments arising from the lease for the duration of the lease term.

The Company has evaluated all lease agreements in accordance with ASC 842, Leases (“ASC 842”) and determined that none meet the criteria for classification as a finance lease. Specifically, none of the Company’s lease contracts transfer ownership of the underlying asset by the end of the lease term, provide a purchase option that is reasonably certain to be exercised, have lease terms that constitute a major part of the remaining economic life of the asset, or result in the present value of lease payments equaling or exceeding substantially all of the fair value of the underlying asset. As a result, all active leases are accounted for as operating leases.

Certain of the Company’s leases include one or more options to renew, with renewal terms that can extend the lease term from two to five years. The exercise of lease renewal options is typically at the Company’s discretion. Additionally, many leases contain early termination clauses; however, in active lease agreements, early termination typically requires the concurrence of both parties to the lease. The measurement of the lease term includes options to extend or renew the lease when it is reasonably certain that the Company will exercise that option.

The Company uses the rate implicit in the lease when such rate readily determinable to determine the present value of future minimum lease payments for the Company’s operating leases. If the rate implicit in the lease contracts is not readily determinable, the Company determines the present value of future minimum lease payments by using its incremental borrowing rate based on the information available at commencement date of the lease.

Under ASC 842, minimum lease payments are expensed on a straight-line basis over the term of the lease, including renewal options the Company is reasonably certain to exercise. In addition, some leases may require additional contingent or variable lease payments based on factors specific to the individual agreement. Variable lease payments for which the Company is typically responsible include payments of real estate taxes, insurance, maintenance, and other operating costs in addition to rent. These payments are expensed as incurred and recorded as variable lease costs.

The Company elected the short-term expedient and will not record ROU assets and lease liabilities onto its balance sheets for leases with terms of 12 months or less (ASC 842-20-25-2). The Company also elected the practical expedient of not allocating consideration between lease and non-lease components for all asset classes except for real estate leases. For real estate leases, the Company accounts for leases and non-lease components separately.

Segments

The Company operates as one operating segment that designs, installs, and operates distributed generation power systems designed to provide resiliency power for commercial and industrial customers located within the United States. See Note 4—Revenue Recognition, for additional information about the Company’s products and services. The Company’s operations are managed as a unified business, with integrated processes for product development, marketing, sales, and customer support. As such, the Company reflects

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

its financial results as one reportable segment, which reflects the consolidated performance of its business activities. Management has determined that the Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer who has the ultimate responsibility for strategic decision making and resource allocation. The CODM uses consolidated net loss to allocate resources, as well as assess the performance, primarily by monitoring actual results compared to prior periods and expected results. The primary measure of profit or loss used by the CODM to make these decisions is consolidated net loss. Significant expenses presented to the CODM are at the consolidated level and are the same as those on the face of the consolidated statements of operations. The Company’s CODM does not use any segment assets to assess performance or decide how to allocate resources.

All of the Company’s assets are located in the United States.

Recently Issued Pronouncements

Income Taxes

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments require, among other things, expanded rate reconciliation disclosures with specific categories and greater disaggregation of income taxes paid by jurisdiction.

For public business entities, the amendments are effective for annual periods beginning after December 15, 2024 (i.e., the Company’s fiscal year beginning January 1, 2025). The amendments are effective for interim periods within fiscal years beginning after December 15, 2025 (i.e., beginning with interim periods in fiscal year 2026). Early adoption is permitted. We adopted this guidance prospectively effective January 1, 2025, resulting in expanded disclosures that improve transparency into our tax positions and payments across jurisdictions. See Note 16 — Income Taxes, for additional information.

Recently Issued Pronouncements Not Yet Adopted

Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software costs by increasing the operability of the recognition guidance considering different methods of software development. ASU 2025-06, which can be applied prospectively, retrospectively, or with a modified transition approach, will be effective for annual and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effects that the adoption of this standard will have on its consolidated financial statements and disclosures.

Income Statement Presentation

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which increases the transparency of expense information presented in the statements of operations through disclosures of expanded disaggregation of relevant expense captions. This guidance will be effective for annual periods beginning after December 15, 2026, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the effects that the adoption of this standard will have on its consolidated financial statements and disclosures.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Financial Instruments—Credit Losses

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Subtopic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient for all entities when measuring expected credit losses for current accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. This guidance will be effective for annual periods beginning after December 15, 2025, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the potential adoption of the practical expedient; however, it does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

3. FAIR VALUE

The Company’s financial instruments consist primarily of notes payable, warrants and derivative liabilities.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value, in accordance with the framework for measuring fair value in GAAP.

The Company’s warrant unit liability related to the 2024 Credit Agreement (see Note 11 — Debt — 2024 Credit Agreement), and the warrant unit liability and derivative liability related to the December 2024 Convertible Note (see Note 11 — Debt — 2024 Note Purchase Agreement), measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, is as follows:

	2025
	Level 1	Level 2	Level 3
Current Liabilities
Derivative liabilities	$—	$—	$10

Total	$—	$—	$10

Noncurrent Liabilities
Derivative liabilities	$—	$—	$3,363

Total	$—	$—	$3,363

	2024
	Level 1	Level 2	Level 3
Current Liabilities
Derivative liabilities	$—	$—	$2,727

Total	$—	$—	$2,727

Noncurrent Liabilities
Warrant unit liabilities	$—	$—	$13,979
Derivative liabilities	$—	$—	1,492

Total	$—	$—	$15,471

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The estimated fair value of the derivative liability included in other noncurrent liabilities in the consolidated balance sheets was determined using the with and without method, taking the value of the December 2024 Convertible Note with the conversion option, less the value of the December 2024 Convertible Note without the conversion option. The estimated fair value of the December 2024 Convertible Note was determined using the discounted cash flow method, assuming a discount rate of 17.25%.

Changes in Level 3 liabilities measured at fair value on a recurring basis for the year ended December 31, 2025, were as follows:

	Contingent warrant liability	Warrant liability	Derivative liability
Balance at January 1, 2024	$—	$—	$—
Issuances	1,329	13,979	1,492
Changes in fair value included in earnings	1,398	—	—

Balance at December 31, 2024	$2,727	$13,979	$1,492

Issuances	—	—	9,049
Changes in fair value included in earnings	(1,752)	(12,939)	(3,390)
Extinguishment	(975)	(1,040)	(3,778)

Balance at December 31, 2025	$—	$—	$3,373

Changes in fair value are included in Interest Expense on the consolidated statement of operations for the year ended December 31, 2025 and in Other Income on the consolidated statements of operations for the year ended December 31, 2024.

The Company’s equity-classified warrants included in common units in the consolidated balance sheet related to the 2025 Credit Agreement (see Note 11 — Debt — 2025 Credit Agreement) measured at relative fair value on issuance date of December 22, 2025 (see Note 13 — Equity — Warrant Units) and the Company’s equity-classified warrants included in common units in the consolidated balance sheet related to the 2024 Credit Agreement (see Note 11 — Debt — 2024 Credit Agreement) measured at relative fair value on issuance date of February 27, 2024 (see Note 13 — Equity — Warrant Units), are as follows:

	2025
Equity	Level 1	Level 2	Level 3
Common unit warrants	$—	$—	$1,009

Total	$—	$—	$1,009

	2024
Equity	Level 1	Level 2	Level 3
Common unit warrants	$—	$—	$3,207

Total	$—	$—	$3,207

The estimated fair value of the equity-classified warrants was determined using the Black-Scholes option pricing model. For this purpose, the Company assumed a risk-free interest rate of 4.70%, a probability weighted time to exit of two years, and 75.0% volatility.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Financial Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

Debt Instruments — The term loans and convertible notes are based on rates currently offered for instruments with similar maturities and terms (Level 2).

The following table presents the estimated fair values and carrying values of debt instruments (see Note 11 — Debt):

	2025		2024
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
2025 Credit Agreement	28,944	$30,000	$—	$—
2024 Credit Agreement	—	—	69,424	78,835
December 2024 Convertible Note	9,132	14,758	1,348	11,045
Additional 2024 Convertible Notes	8,974	14,560	—	—
2025 Convertible Notes	12,934	21,769	—	—
Rights offering convertible notes	44	44	—	—

Total Outstanding Debt	$60,028	$81,131	$70,772	$89,880

4. REVENUE RECOGNITION

Disaggregation of Revenues

The Company disaggregates revenue from contracts with customers on the basis of the types of power system sales and ongoing services provided for the years ended December 31, 2025 and 2024:

	2025	2024
Power system sales product revenues	$90,138	$53,976
Power system sales installation services revenues	47,810	38,363

Power system sales revenues	137,948	92,339
Ongoing services revenues(1)	45,197	36,151

Total revenues	$183,145	$128,490

(1)	Includes service-type warranty revenue.

Remaining Performance Obligations

The following table presents estimated revenue allocated to remaining performance obligations for contracted revenues that are unsatisfied (or partially satisfied) as of December 31, 2025:

2026	$154,561
2027	20,114
2028	14,522
2029	13,295
2030	13,554
Thereafter	123,418

$339,464

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The amount above represents the Company’s estimate of total revenues that are expected to be realized from the remaining portion of executed and legally enforceable contracts related to Power System Sales Installation Services and the Ongoing Services. For purposes of calculating remaining performance obligations from Power System Sales and Ongoing Services revenues, the Company includes estimated revenues from change orders and claims to the extent they are legally enforceable and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Excluded from remaining performance obligations were variable consideration from ongoing service contracts that the Company has a right to invoice (e.g., usage-based fees) in accordance with performance. Accordingly, the table above includes only the fixed consideration component of such agreements. Additionally, the Company excludes contracts with an original expected duration of one year or less.

5. CONTRACT ASSETS AND LIABILITIES

The following table reflects the changes in contract assets and contract liabilities for the years ended December 31, 2025 and 2024:

	2025	2024	Change
Contract assets	$15,964	$9,682	$6,282
Contract liabilities	(170,025)	(33,197)	(136,828)

	$(154,061)	$(23,515)	$(130,546)

Contract assets and liabilities fluctuate period to period based on various factors, including changes in the number and size of projects in progress at period-end and variability in billing and payment terms due to milestone billings. During the year ended December 31, 2025, the Company entered into contracts with three customers that account for $117.9 million of total contract liabilities.

During the years ended December 31, 2025 and 2024, the Company recognized revenue of $25.0 million and $25.6 million, respectively, that was included in contract liabilities at the beginning of the year.

6. INVENTORY

Inventory is stated at the lower of cost or net realizable value. Inventory consists of fully assembled generators and other major equipment used for Power System Sales Installation Services contracts valued using the specific identification method and spare parts inventory for Ongoing Services contracts valued using the average cost method.

Inventory consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Natural gas generators	$10,017	$57,744
Installation equipment	15,374	11,393
Spare parts inventory	18,290	11,350

Total inventory	$43,681	$80,487

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

7. PREPAID EXPENSES

Prepaid expenses consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Prepaid power system sales equipment	$5,851	$13,845
Prepaid general and administrative expenses	2,948	2,838

Total prepaid expenses	$8,799	$16,683

8. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2025 and 2024:

	Useful Lives (Years)	2025	2024
Equipment	5 - 15	$15,852	$11,721
Leasehold improvements	5 - 7	2,841	1,375
Trailers	5	103	53
Furniture and fixtures	5 - 7	521	347
Computers and software	5	13,128	3,016
Construction in progress		2,381	13,569

		34,826	30,081
Less accumulated depreciation		(7,281)	(3,300)

Total property and equipment, net		$27,545	$26,781

Depreciation expense for the years ended December 31, 2025 and 2024 was $4.0 million and $1.8 million, respectively.

9. LEASES

The Company has long-term operating leases, comprised primarily of equipment, vehicles, and real estate lease arrangements. Operating leases have remaining lease terms of one year to seven years.

As of December 31, 2025 and 2024, the classification of leases in the consolidated balance sheets was as follows:

	Classification	2025	2024
Right-of-use assets
Operating leases	Right-of-use assets, net	$10,832	$11,670

Lease liabilities
Current
Operating leases	Lease liabilities, current	3,343	2,773
Noncurrent
Operating leases	Lease liabilities, noncurrent	8,019	9,361

Total lease liabilities		$11,362	$12,134

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the lease liability and the present value of lease payments, management used the incremental borrowing rate.

Operating lease expense for the years ended December 31, 2025 and 2024 was $4.2 million and $4.1 million, respectively, and is included in cost of power system sales revenues, cost of ongoing services revenues, and general and administrative expenses in the consolidated statements of operations.

The following is the aggregate future lease payments for operating leases as of December 31, 2025:

2026	$3,962
2027	3,373
2028	2,486
2029	1,645
2030	920
Thereafter	294

Total undiscounted lease payments	12,680
Less imputed interest	(1,318)

Lease liabilities	$11,362

Cash paid during 2025 and 2024 for operating leases was $4.1 million and $3.9 million, respectively. During 2025 and 2024, ROU assets obtained in exchange for the lease obligations for operating leases were $3.1 million and $2.2 million, respectively.

The weighted-average remaining lease term of operating leases is approximately four years. The weighted-average discount rate used to determine the operating lease liabilities as of December 31, 2025 and 2024 was 6.73% and 4.33%, respectively.

On December 8, 2025, the Company entered into a new 7.5-year lease agreement for a new storage facility. The lease is expected to commence in March 2026, upon completion of the build-out. At the commencement date, the Company expects to recognize a Right-of-Use (ROU) asset of approximately $14.7 million and a corresponding lease liability of approximately $18.7 million, inclusive of a $4.0 million tenant improvement allowance, based on initial direct costs and present value of future lease payments.

10. PAYABLES AND ACCRUED LIABILITIES

The following is a summary of payables and accrued liabilities as of December 31, 2025 and 2024:

	2025	2024
Accounts payable
Power system sales payable	$9,211	$22,228
Ongoing services payable	4,226	4,080
General and administrative payable	2,050	2,894
Other payables	1,062	2,757

Total accounts payable	$16,549	$31,959

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

	2025	2024
Accrued liabilities and other payables
Accrued salaries	$6,396	$2,741
Accrued operating expenses	17,067	11,423
Accrued commissions and fees	515	694
Accrued sales tax payable	929	104
Short term note payable	1,328	1,347

Total accrued liabilities and other payables	$26,235	$16,309

11. DEBT

The Company’s debt obligation as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
2025 Credit Agreement	$30,000	$—
2024 Credit Agreement	—	78,921
December 2024 Convertible Note	11,606	10,016
Additional 2024 Convertible Notes	11,405	—
2025 Convertible Notes	16,930	—
Rights offering convertible notes	73	—

Total notes payable, gross	70,014	88,937
Less: unamortized deferred debt issuance costs	(863)	(5,019)
Less: unamortized debt discount	(9,123)	(13,146)

Total notes payable, net	60,028	70,772
Less: current portion	(44)	—

Total notes payable, net, noncurrent portion	$59,984	$70,772

The following table presents details of our outstanding debt obligations repayment schedule as of December 31, 2025:

2026	$—
2027	—
2028	9,167
2029	10,000
2030	10,000
Thereafter	89,523

$118,690

2025 Credit Agreement

On December 22, 2025, the Company entered into a loan and security agreement (the “2025 Credit Agreement”), which provides for a senior secured term loan in the initial principal amount of $30.0 million (the “2025 Term Loan”) and a senior secured revolving credit facility with commitments in the aggregate amount of $30.0 million (the “2025 Revolver”).

If (i) on or before June 30, 2027 the Company’s unrestricted cash falls below a threshold specified in the 2025 Credit Agreement, or (ii) before December 1, 2027 (the “Default Amortization Date”), the Company

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

consolidated adjusted EBITDA falls below a threshold specified in the 2025 Credit Agreement, then on the first day of the month following the occurrence of an event described in the preceding clauses (i) or (ii) (the “Amortization Trigger Date”) the 2025 Term Loan will amortize in 24 equal monthly installments based on a fully amortizing straight line amortization schedule, with the 2025 Term Loan maturing on the 23rd such installment after the Amortization Trigger Date. If the Amortization Trigger Date does not occur before the Default Amortization Date, the 2025 Term Loan will amortize in 36 equal monthly installments based on a fully amortizing straight line amortization schedule and will mature on November 29, 2030.

Borrowings under the 2025 Credit Agreement are secured by a lien on all equipment, inventory, receivables, general intangibles, and substantially all other personal property owned by the Company, including a pledge of the equity interests in its subsidiaries.

Interest under the 2025 Credit Agreement is payable monthly and accrues at a rate equal to (x) in the case of the 2025 Term Loan, the greater of (i) the prime rate plus 2.25% and (ii) 9.50%, and (y) in the case of principal amounts outstanding under the 2025 Revolver, the greater of (i) the prime rate plus 0.25% and (ii) 6.00%. The 2025 Term Loan is subject to a fee, payable upon the maturity or earlier prepayment of the 2025 Term Loan, in the amount of 7.00% of the initial principal amount of the 2025 Term Loan. Additionally, voluntary prepayments or mandatory prepayments resulting from an event of default are subject to a prepayment premium equal to 3.00% of the principal amount prepaid if occurring in the first year, 2.00% in the second year, and 1.00% in the third year. The 2025 Revolver is also subject to an unused line fee, payable quarterly, in the amount of 0.25% of the average unused commitments under the 2025 Revolver. For the year ended December 31, 2025, the effective interest rate on the 2025 Term Loan was 12.1%, which includes the stated interest rate and the amortization of the debt discount, capitalized debt issuance costs, and the final payment fee.

The 2025 Credit Agreement includes certain affirmative and restrictive covenants common in such agreements that apply to the Company and its subsidiaries, including, among others (i) a minimum current ratio of at least 1.25:1.00 and (ii) minimum unrestricted cash of $12.5 million, and (iii) subject to certain customary exceptions, restrictions on the ability to incur debt, grant liens, make investments or distributions, engage in new businesses other than those reasonably related to those currently engaged in by the Company and its subsidiaries, or perform mergers and other fundamental corporate changes.

The 2025 Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the 2025 Credit Agreement to be immediately due and payable, and the outstanding obligations will be subject to a default interest rate increase of 2.00%.

The 2025 Credit Agreement required the Company to issue a warrant (the “2025 Credit Agreement Warrant”) to the lender thereunder (see Note 3 — Fair Value). Such lender could purchase up to 2,525 common units of Enchanted Rock Holdings, LLC under the 2025 Credit Agreement Warrant at an exercise price of $0.01 per unit.

As of December 31, 2025, the Company had $30.0 million of borrowings related to the 2025 Term Loan and no borrowings related to the 2025 Revolver under the 2025 Credit Agreement. The Company believes it was in compliance with the covenants of the 2025 Credit Agreement described above as of that date.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

2024 Credit Agreement

On February 27, 2024, the Company entered into a five-year term credit agreement (the “2024 Credit Agreement”) that consisted of a $75.0 million senior secured initial term loan and a $30.0 million delayed draw term loan with a maturity date of February 27, 2029.

Borrowings under the 2024 Credit Agreement are collateralized by personal security interests on all equipment and fixtures, all inventory, and all receivables owned by the Company.

Prior to the first anniversary of the closing date, borrowings under the 2024 Credit Agreement are subject to interest at the sum of (i) the sum of (1) the greater of (A) 8.00% and (B) term Secured Overnight Financing Rate (“SOFR”), plus 4.00%, plus (2) for any period for which a permitted revolving credit facility is then outstanding, 1.00%, payable in cash, and (ii) term SOFR, plus 10.00%, in each case minus any amounts paid in cash, payable in kind.

On or after the first anniversary of the closing date, borrowings under the 2024 Credit Agreement are subject to interest at the sum of (i) term SOFR, plus 5.50%, plus for any period for which a permitted revolving credit facility is then outstanding, 1.00%, payable in cash, and (ii) term SOFR, plus 4.50%, payable in kind.

The 2024 Credit Agreement contains customary events of default provision. If an event of default occurs and is continuing, the lender may declare all amounts outstanding under the 2024 Credit Agreement to be immediately due and payable.

In connection with the initial term loan under the 2024 Credit Agreement, the Company issued a warrant to the lender for the purchase of up to 6,290 common units at an exercise price of $0.01 per unit (see Note 13 — Equity — Warrant Units).

In connection with the delayed draw term loan under the 2024 Credit Agreement, if the Company draws upon the $30.0 million of available funds, the Company would be obligated to issue a warrant to the lender. The number of common units that could be purchased under such warrant is determined based on the percentage of the delayed draw term loan funded multiplied by the total number of common units related to the delayed draw term loan of 2,606, and would have an exercise price of $0.01. Based on the Company’s analysis of the criteria contained in ASC 815, the Company determined the contingently issuable warrants met the definition of a warrant liability. The contingently issuable warrant liability is included in other current liabilities in the consolidated balance sheets and is recorded at fair value and marked-to-market each reporting period with changes in fair value being reflected in the consolidated statements of operations (see Note 3 — Fair Value). A corresponding loan commitment asset was recorded and is included in other assets in the consolidated balance sheets. As the Company does not intend to draw upon the delayed draw term loan, the loan commitment asset related to the contingently issuable warrants will be amortized straight-line over the term of access to the line of credit. As of the issuance date, the fair value of the contingently issuable warrant liability was $1.3 million. The balance of the contingently issuable warrant liability as of December 31, 2024, was $2.7 million is included in other current liabilities in the consolidated balance sheets. The increase in the fair value of the contingently issuable warrant liability during 2024 of $1.4 million was included in other income, net. Amortization of the loan commitment asset related to the contingently issuable warrant liability was $0.7 million for the year ended December 31, 2024. The unamortized loan commitment asset related to the contingently issuable warrant liability as of December 31, 2024, was $0.6 million.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

On the issuance date of the 2024 Credit Agreement, the Company recorded a total debt discount of $5.1 million consisting of the discount paid to the lender and the fair value of the warrants issued. The debt discount will be amortized to interest expense over the term of the agreement using the effective interest rate method. As of December 31, 2024, the unamortized debt discount related to the 2024 Credit Agreement was $4.7 million.

On the issuance date of the 2024 Credit Agreement, the Company recorded a loan commitment asset of $0.8 million related to the discount paid to the lender, attributable to the $30 million delayed draw term loan. The loan commitment asset will be amortized to interest expense on a straight-line basis over the term of access to the delayed draw term loan. As of December 31, 2024, the unamortized loan commitment asset related to the 2024 Credit Agreement was $0.4 million.

In connection with the issuance of the 2024 Credit Agreement, the Company incurred debt issuance costs of $5.3 million which were recorded as a contra-liability and will be amortized to interest expense over the term of the agreement using the effective interest rate method. As of December 31, 2024, the unamortized debt issuance costs related to the 2024 Credit Agreement were $4.8 million.

As of December 31, 2024, the Company had $75.0 million of borrowings related to the initial term loan and no borrowings related to the delayed draw term loan under the 2024 Credit Agreement. The Company was in compliance with the financial covenants listed above of the 2024 Credit Agreement as of December 31, 2024.

During the year ended December 31, 2025, the Company fully paid down the 2024 Credit Agreement including all principal payments and PIK. As a result of these prepayments, the Company recognized a loss on extinguishment of debt related to the 2024 Credit Agreement of $12.4 million, inclusive of prepayment penalties incurred of $3.4 million, debt issuance costs write offs of $4.2 million, and debt discount write offs of $6.4 million, reduced by warrant liability write offs of $1.0 million and derivative liability write offs of $0.6 million.

2024 Note Purchase Agreement and Amended and Restated Note Purchase Agreement

On December 27, 2024, the Company entered into a note purchase agreement (the “2024 Note Purchase Agreement”) with an affiliate investor, pursuant to which the lender agreed to purchase a minimum aggregate principal amount of $20.0 million and a maximum aggregate principal amount of $50.0 million of convertible promissory notes, convertible into equity securities having identical rights, privileges, preferences, and restrictions as equity securities of the Company issued in an equity financing. For each note issued, the Company also agreed to issue a warrant with an exercise price of $0.01, with the number of common units for which a warrant may be exercisable equal to the aggregate principal amount of the note purchased divided by 1,497.

As of December 31, 2024, the Company had issued the December 2024 Convertible Note worth $10.0 million of the minimum aggregate amount of $20.0 million. The contingently issuable warrants related to the remaining $10.0 million commitment are deemed issued for accounting purposes, and are recognized as a warrant liability recorded at fair value and marked-to-market each reporting period with changes in fair value being reflected in the consolidated statement of operations (see Note 3 — Fair Value). A corresponding loan commitment asset was recorded and included in other assets in the consolidated balance sheet, which will be reclassified as a debt discount upon future issuances of convertible notes and related warrants. As of the issuance date and as of December 31, 2024, the fair value of the contingently issuable warrant liability was $7.0 million.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The Company reviewed the terms of the 2024 Note Purchase Agreement to determine whether there are embedded derivative instruments which are required to be bifurcated and accounted for separately. The Company determined the 2024 Note Purchase Agreement contained several embedded derivative instruments that are required to be bifurcated, and accounted for these as a single, compound derivative instrument. The embedded derivative instruments in the 2024 Note Purchase Agreement the Company determined were required to be bifurcated included the conversion upon consummation of an equity financing, redemption upon consummation of an equity financing, redemption upon a liquidity event, conversion upon maturity of the loan, and redemption upon event of default. The Company recorded the single, compound derivative instrument at fair value and marked-to-market each reporting period with changes in fair value being reflected in the consolidated statements of operations (see Note 3 — Fair Value).

On April 29, 2025, the Company entered into an amended and restated note purchase agreement (the “A&R Note Purchase Agreement”) which amended and restated the 2024 Note Purchase Agreement and the notes issued thereunder, and pursuant to which the lenders agreed to purchase convertible promissory notes in an aggregate principal amount not to exceed $65.0 million (the “2025 Convertible Notes”), inclusive of the $20 million of notes issued under the 2024 Note Purchase Agreement. The 2025 Convertible Notes are convertible into equity securities having rights, privileges, preferences, and restrictions identical to those issued in a future equity financing. In connection with the A&R Note Purchase Agreement, all warrants previously issued under the 2024 Note Purchase Agreement were marked-to-market and written off with initial changes in fair value reflected in the consolidated statements of operations (see Note 3 — Fair Value).

Rights Offering

The A&R Note Purchase Agreement authorized a rights offering to existing equity holders (other than current lenders and their affiliates) of up to $4.96 million of 2025 Convertible Notes, provided that the amount of all 2025 Convertible Notes may not exceed $65.0 million. Purchasers participating in the rights offering were entitled to receive additional common units, the number of which is determined pursuant to a specified formula tied to the purchaser’s principal investment and an aggregate principal reference amount of $35.0 million. During the year ended December 31, 2025, the Company issued $69 thousand worth of 2025 Convertible Notes associated with the rights offering and were included in accrued liabilities and other payables on the consolidated balance sheets. As of December 31, 2025, the rights offering election period has expired, and the Company has no remaining obligations to issue any additional rights offering units.

December 2024 Convertible Note and Amended Restated Notes

Pursuant to the 2024 Note Purchase Agreement, on December 27, 2024, the Company issued a $10.0 million convertible promissory note (the “December 2024 Convertible Note”) to an investor with a maturity date of December 27, 2026, provided that, for so long as the 2024 Credit Agreement remains outstanding, the maturity date of the December 2024 Convertible Note will be the date that is six months following the stated maturity date of the 2024 Credit Agreement. The December 2024 Convertible Note bears an interest rate of 15% per annum, compounding quarterly and payable in kind (“PIK interest”) by adding accrued interest to the outstanding principal amount. Interest accrual commences on the issue date and concludes either on maturity of the note or upon any event that triggers conversion or repayment prior to maturity.

The Company recorded the bifurcated embedded derivative features related to the issuance of the December 2024 Convertible Note at fair value in accordance with ASC 815. As of the issuance date and as of

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

December 31, 2024, the fair value of the derivative liability was $1.5 million and is included within other noncurrent liabilities in the consolidated balance sheets with changes in fair value recognized in the consolidated statements of operations.

Per the terms of the 2024 Note Purchase Agreement, a warrant was issued to the investor in conjunction with the December 2024 Convertible Note, which can be exercised in whole or in part up to an aggregate of 6,680 common units with an exercise price of $0.01 and has a maturity date of December 27, 2034. If the holder has not exercised the warrant by the expiration date, the warrant will automatically be exercised. Based on the Company’s analysis of the criteria contained in ASC 815, the Company determined that the warrant issued in conjunction with the December 2024 Convertible Note met the definition of a warrant liability. The warrant liability is recorded at fair value and marked-to-market each reporting period with changes in fair value being reflected in the consolidated statements of operations (see Note 3 — Fair Value). A corresponding debt discount contra-liability was recorded and will be amortized to interest expense over the term of the agreement using the effective interest rate method. As of the issuance date and as of December 31, 2024, the fair value of the warrant liability was $7.0 million. As of the issuance date and as of December 31, 2024, the fair value of both the legally issued warrants and the contingently issuable warrants related to the 2024 Note Purchase Agreement and the December 2024 Convertible Note was $14 million, and is included in warrant unit liabilities in the consolidated balance sheets.

On the issuance date of the December 2024 Convertible Note, the Company recorded a total debt discount of $8.5 million consisting of the fair value of the derivative liability and the fair value of the warrant liability. The discount will be amortized to interest expense over the term of the December 2024 Convertible Note using the effective interest rate method. As of December 31, 2024, the unamortized debt discount related to the December 2024 Convertible Note was $8.5 million.

In connection with the issuance of the December 2024 Convertible Note, the Company incurred debt issuance costs of $0.2 million which were recorded as a contra-liability and will be amortized to interest expense over the term of the December 2024 Convertible Note using the effective interest rate method.

During the year ended December 31, 2024, the effective interest rate on the December 2024 Convertible Note was 126%. During the year ended December 31, 2024, interest expense recognized related to the December 2024 Convertible Note was $18 thousand, which includes $16 thousand attributable to PIK interest and $2 thousand attributable to amortization of the issuance costs and debt discount.

The December 2024 Convertible Note is measured at amortized cost and has a net carrying value of $9.1 million as of December 31, 2025.

In January and February 2025, pursuant to the 2024 Note Purchase Agreement, the Company issued a total of $10.0 million in convertible promissory notes across two $5.0 million notes (the “Additional 2024 Convertible Notes”), inclusive of paid-in-kind interest, to the same investor on substantially the same terms and conditions as the December 2024 Convertible Note.

The Additional 2024 Convertible Notes is measured at amortized cost and has a net carrying value of $9.0 million as of December 31, 2025.

In April 2025, in connection with the A&R Note Purchase Agreement, the Company amended and restated each of the December 2024 Convertible Note and the Additional 2024 Convertible Notes and issued an additional $15.3 million in 2025 Convertible Notes, inclusive of paid-in-kind interest, to the same investor.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

In August and September 2025, the Company issued an additional $70 thousand of 2025 Convertible Notes, inclusive of paid-in-kind interest, under the A&R Note Purchase Agreement.

The 2025 Convertible Notes bear interest at 15.0% per annum, compounding quarterly, with interest PIK. Interest begins accruing on the original issue date of the applicable 2025 Convertible Note and continues until the earlier of the note’s maturity or any event that triggers conversion or repayment prior to maturity. Amounts outstanding under the 2025 Convertible Notes will mature on December 27, 2026, with respect to 2025 Convertible Notes originally issued under the 2024 Note Purchase Agreement, or on April 29, 2027, with respect to 2025 Convertible Notes originally issued on or after the effective date of the A&R Note Purchase Agreement.

As of December 31, 2025, the Company had issued $35.3 million of convertible promissory notes toward the maximum aggregate amount of $65.0 million. The Company believes it was in compliance with all financial covenants under the A&R Note Purchase Agreement and the 2025 Convertible Notes as of that date.

The 2025 Convertible Notes are measured at amortized cost and have a net carrying value of $12.9 million as of December 31, 2025.

During the year ended December 31, 2025, the Company executed a debt restructuring related to the 2024 Note Purchase Agreement and 2024 Credit Agreement. As a result of the debt restructuring, the Company recognized a loss on extinguishment of debt related to the 2024 Note Purchase Agreement of $11.8 million, inclusive of debt issuance costs write offs of $0.2 million and net write offs of debt discounts of $10.7 million.

2023 Loan and Security Agreement

On August 4, 2023, the Company entered into a three-year term credit agreement for a revolving line of credit equal to the lesser of (i) $40.0 million or (ii) the borrowing base as determined by the bank from time to time in accordance with the credit agreement (the “2023 Loan and Security Agreement”), with a maturity date of August 4, 2026.

On February 27, 2024, the Company paid off the outstanding $38.0 million of the note payable. During the year ended December 31, 2024, interest expense recognized related to the 2023 Loan and Security Agreement was $1.4 million.

Deferred Financing Costs

Debt Issuance Costs

The Company paid approximately $1.5 million of debt issuance costs for the year ended December 31, 2025, of which approximately $1.1 million was related to the 2025 Credit Agreement and $0.4 million was related to the December 2024 Convertible Notes and 2025 Convertible Notes. The Company paid approximately $5.5 million of debt issuance costs for the year ended December 31, 2024, of which approximately $5.3 million was related to the 2024 Credit Agreement, and $0.2 million was related to the December 2024 Convertible Note. The debt issuance costs were recorded as a contra-liability and netted against the notes payable balance in the consolidated balance sheets. Debt issuance costs related to the 2025 Credit Agreement were recorded equally as a contra-liability and as deferred financing within other assets in the consolidated balance sheets. These costs are amortized over the terms of the respective agreements. Amortization of debt issuance costs for the years ended December 31, 2025 and 2024, was $0.7 million and $0.4 million, respectively.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

As a result of the Company fully paying down the 2024 Credit Agreement, the Company recognized a loss on extinguishment of debt during the year ended December 31, 2025 that included $4.2 million of write offs of debt issuance costs.

As a result of the amended and restated December 2024 Convertible Note and Additional 2024 Convertible Notes, and issuance of 2025 Convertible Notes, the Company recognized a loss on extinguishment of debt during the year ended December 31, 2025 that included write offs of debt issuance costs of $0.2 million.

Debt Discount

The Company recorded a debt discount of approximately $14.7 million during the year ended December 31, 2025, of which approximately $0.5 million was related to the 2025 Credit Agreement, 11.6 million was related to the December 2024 Convertible Notes and 2025 Convertible Notes, and $2.6 million was related to the 2024 Credit Agreement. The Company recorded a debt discount of approximately $13.6 million during the year ended December 31, 2024, of which approximately $5.1 million was related to the 2024 Credit Agreement, and $8.5 million was related to the December 2024 Convertible Note. Of the $5.1 million debt discount related to the 2024 Credit Agreement, approximately $1.9 million was attributable to a discount paid to the lender, and approximately $3.2 million was attributable to the fair value of the warrants issued. Of the $8.5 million debt discount related to the December 2024 Convertible Note, approximately $7.0 million was attributable to the fair value of the warrant liability, and approximately $1.5 million was attributable to the fair value of the derivative liability. The debt discount was recorded as a contra-liability and netted against the notes payable balance in the consolidated balance sheets, and amortized over the terms of the respective agreements. Debt discount amortization for the years ended December 31, 2025 and 2024, was $4.2 million and $0.4 million, respectively.

As a result of the Company fully paying down the 2024 Credit Agreement, the Company recognized a loss on extinguishment of debt during the year ended December 31, 2025 that included write offs of debt discounts of $6.4 million.

As a result of the amended and restated December 2024 Convertible Note and Additional 2024 Convertible Notes, and issuance of 2025 Convertible Notes, the Company recognized a loss on extinguishment of debt during the year ended December 31, 2025 that included net write offs of debt discounts of $10.7 million.

Loan Commitment Asset

The Company paid $0.8 million to a lender in relation to the delayed draw term loan portion of the 2024 Credit Agreement during the year ended December 31, 2024. These costs were recorded as a loan commitment asset and included in other assets in the consolidated balance sheets, and amortized straight-line over the term of access to the lines of credit. Amortization of the loan commitment asset for the year ended December 31, 2025 and December 31, 2024, was $0.4 million and $0.9 million, which included $0.5 million of expense related to the 2023 Loan and Security Agreement as it was paid off during 2024. These costs are included in interest expense in the consolidated statements of operations.

12. MEZZANINE EQUITY

Series A Preferred Units

On July 1, 2018, the principal and accrued unpaid interest of a $10.0 million convertible promissory note issued to an investor was converted into 25,162 Series A-2 Preferred Units, with a stated value of $480 per

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

unit and a liquidation preference of $12.6 million. In addition, on July 1, 2018, the Company issued 19,167 Series A-1 Preferred Units with a stated value of $600 per unit and a liquidation preference of $12.0 million. Except for the difference in original stated value and resulting liquidation preference, the Series A-1 and Series A-2 Preferred Units have identical voting, dividend, and redemption rights.

As of December 31, 2025 and 2024, the Company had issued and outstanding 163,975 Series A Preferred Units, consisting of 19,167 Series A-1 Preferred Units and 144,808 Series A-2 Preferred Units, reflective of the retroactive adjustment for the stock split effective April 29, 2025. The Series A Preferred Units were originally issued on July 1, 2018 (the “Original Issue Date”).

The following table summarizes the Company’s Series A Preferred Units authorized, issued, and outstanding as of December 31, 2025 and 2024:

Series	Units Authorized	Units Issued and Outstanding	Issuance Price per Unit	Redemption Value (in thousands)(1)
December 31, 2024
Series A-1	19,167	19,167	600.00	$18,965
Series A-2	144,808	144,808	83.41	19,918

Total	163,975	163,975		$38,883

December 31, 2025
Series A-1	19,167	19,167	600.00	$20,483
Series A-2	144,808	144,808	83.41	21,511

Total	163,975	163,975		$41,994

(1) The Series A Preferred Units are classified as mezzanine equity because they are redeemable at the option of the holders. Non-cash preferred dividends are recorded to increase the carrying value of the preferred units to their redemption amount at each reporting date.

During 2025, in connection with issuing a new $15.3 million convertible note, the Company canceled a lender’s existing warrants in exchange for an increased percentage interest in the Company’s residual distributions. This exchange was executed through a modification of the lender’s existing Series A-2 Preferred Units, which maintained their original senior liquidation preference. As a result of this modification, the Company allocated an additional $4.7 million in investment value to the Series A-2 Preferred Units to reflect these enhanced residual distribution rights.

Classification and Measurement

The Series A Preferred Units contain redemption features that are not solely within the control of the Company. Specifically, the holders of a majority of the Series A Preferred Units (the “Preferred Member Majority”) may demand redemption of the units at any time on or after the fifth anniversary of the Original Issue Date. Accordingly, these units are classified as mezzanine equity in the consolidated balance sheets.

Since the Series A Preferred Units became redeemable as of July 1, 2023, the Company records the units at their maximum redemption value at each reporting date. Changes in the redemption value are recognized immediately as they occur and are recorded as preferred dividends against common units.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

For the years ended December 31, 2025 and 2024, the Company recorded preferred dividends of $3.1 million and $2.9 million to adjust the carrying value of the Series A Preferred Units to their full redemption value.

Dividends and Distributions

The holders of Series A Preferred Units are entitled to receive cumulative priority distributions ahead of common units equal to their “Liquidation Preference” (1.0x the applicable preferred issue price). Following this priority payment and specific distributions to certain common unit holders, Series A holders participate pari passu with other classes until they have received aggregate distributions equal to two times (2.0x) their issue price. Thereafter, subject to catch-up provisions for holders of Restricted Compensatory Units, Series A Preferred Unit holders participate ratably in any remaining distributions in accordance with their respective percentage interests.

Conversion Rights

•	Automatic Conversion: Each Series A Preferred Unit shall automatically be converted into common units immediately upon the closing of a Qualified Public Offering (IPO).

•

Conversion Ratio: The number of common units to be issued upon conversion is determined by a “Conversion Number,” which is calculated as the quotient of (i) the amount the Series A Preferred Unit would receive if the Company’s fair market value were distributed in full to members, divided by (ii) the amount a common unit would receive in the same theoretical distribution.

•

Anti-Dilution Protection: The Series A Preferred Units benefit from anti-dilution provisions that adjust the applicable preferred issue price and number of units to protect the value of the conversion right in the event of dilutive issuances.

Redemption Rights:

•

Redemption Event: Upon the occurrence of a “Redemption Event,” the Preferred Member Majority may demand that the Company redeem all outstanding Series A Preferred Units. A Redemption Event is defined as (i) a company sale, (ii) the closing of an IPO, or (iii) the fifth anniversary of the Original Issue Date.

•

Redemption Price: The redemption price per unit is equal to the “Redemption Value,” defined as the amount necessary to result in the holder receiving an 8% Internal Rate of Return on the applicable Issue Price.

•

Events of Default: If the Company fails to redeem the Series A Preferred Units upon a valid demand following a Redemption Event, the annual return rate used to calculate the Redemption Value shall increase from 8.0% to 12.0% until the redemption price is paid in full.

•	Current Status: As of December 31, 2025, the fifth anniversary of the Original Issue Date has passed. Consequently, the Series A Preferred Units are currently redeemable at the option of the holders.

13. EQUITY

As of December 31, 2025 and 2024, the Company had common units, which include Restricted Compensatory Units. Each such class of units may be subdivided into one or more series as determined by the Board of Directors from time to time. As of December 31, 2025, the common units constitute a single class of units, undifferentiated by series.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Common Units

During 2025 and 2024, the Company did not issue any new voting common units.

Warrant Units

Pursuant to the terms of the 2023 Loan and Security Agreement (see Note 11 — Debt), the Company issued a warrant to a bank to purchase 431 duly authorized and validly issued common units at an exercise price per unit of $0.01. The warrant is subject to certain adjustments and may be exercised at any time until August 4, 2033. The estimated fair value of the warrant of $0.6 million was determined using the Black-Scholes option-pricing model. For this purpose, the Company assumed a risk-free interest rate of 4.78%, a probability weighted time to exit of two years, and 80.0% volatility. The Company recorded the estimated fair value of the warrant as equity and other assets and will amortize the expense over the term of access to the line of credit.

Pursuant to the terms of the 2024 Credit Agreement (see Note 11 — Debt), the Company issued a warrant to an investor to purchase 6,290 duly authorized and validly issued common units at an exercise price per unit of $0.01. The warrant is subject to certain adjustments and may be exercised at any time until February 27, 2034. The estimated fair value of the warrant of $3.2 million was recorded as equity and a debt discount contra-liability, and the debt discount will be amortized over the term of the agreement.

Pursuant to the terms of the 2025 Credit Agreement (see Note 11 — Debt), the Company issued a warrant to an investor to purchase 2,525 duly authorized and validly issued common units at an exercise price per unit of $0.01. The warrant is subject to certain adjustments and may be exercised at any time until December 22, 2035. The estimated fair value of the warrant of $1.0 million was recorded as warrant equity.

Warrant expense for the year ended December 31, 2025, was $0.6 million. Warrant expense for the year ended December 31, 2024, was $1.2 million, which included $0.5 million of expense related to the 2023 Loan and Security Agreement as it was paid off during 2024.

14. STOCK-BASED COMPENSATION

Restricted Compensatory Units

Restricted Compensatory Units are treated as separate profits interests within the meaning as defined in the LLC Agreement, and it is the intention of the members that distributions in respect of Restricted Compensatory Units be limited to the extent necessary so that such Restricted Compensatory Units qualify as profits interests. Restricted Compensatory Units may be designated as voting units or nonvoting units, as approved by the Board of Directors.

Compensation cost is measured at grant-date fair value and recognized as compensation expense using the straight-line method over the applicable requisite period. The awards may include performance conditions (e.g. company sale, distribution achievement, or IPO) that provide for accelerated vesting. Expense related to such conditions is recognized only when the event is considered probable.

The Company has a right to repurchase vested units, but no obligation. The repurchase price is generally at fair market value, which allows the holder to bear the risks and rewards of ownership up to the repurchase date. The Restricted Compensatory Units are not mandatorily redeemable. Compensation expense recorded for the Restricted Compensatory Units for the years ended December 31, 2025 and 2024, was $4.6 million

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

and $2.7 million, respectively. The following table summarizes information related to nonvoting Restricted Compensatory Units currently held by employees and directors for the period presented:

Period	Number of Restricted Compensatory Units	Weighted Average Grant Date Fair Value
Unvested, January 1, 2024	10,610	$354.76
Granted	33,803	646.38
Vested	(2,270)	421.24
Forfeited	(9,898)	500.37

Unvested, December 31, 2024	32,245	$611.09

Granted	68,996	95.22
Vested	(14,576)	371.63
Forfeited	(3,797)	624.37

Unvested, December 31, 2025	82,868	$223.09

The Restricted Compensatory Units issued to employees were valued at approximately $6.6 million and $21.8 million for the years ended December 31, 2025 and 2024, respectively. The Restricted Compensatory Units vest generally over time in accordance with the terms of the applicable grant agreements. Time-based awards are classified as equity awards and compensation expense included in the consolidated statements of operations is recognized ratably as over the requisite service period.

During the years ended December 31, 2025 and 2024, the Company granted 62,817 and 4,059 Restricted Compensatory Units, respectively, to its Chief Executive Officer and other executive officers. These awards vest over the applicable requisite service period as defined in the individual grant notices (ranging from three to six years) and are subject to the same service and performance conditions as other Restricted Compensatory Units. No compensation cost has been recognized for the accelerated vesting as the performance condition is not considered probable as of December 31, 2025 and 2024.

The Company utilized the Black-Scholes option-pricing model to estimate the grant-date fair value of the Restricted Compensatory Units. Assumptions utilized in the valuation of the Restricted Compensatory Units granted in 2025 and 2024 were as follows:

	2025	2024
Expected term (years)	1.83-3.00	3.00
Volatility	90.00-105.00%	90.00%
Dividend yield	0.00%	0.00%
Risk free interest rate	3.49-3.90%	4.36%

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

15. EARNINGS PER UNIT

The following table summarizes the basic and diluted earnings per common unit calculations:

	For the Year Ended December 31,
	2025	2024
Basic:
Net loss	$(59,030)	$(56,926)
Less: Deemed dividend related to Series A preferred units	(3,110)	(2,880)
Less: Settlement of Warrants	(4,697)	—
Less: Undistributed earnings allocable to Series A preferred units	—	—

Net loss available to common unitholders—Basic	(66,837)	(59,806)

Weighted average number of common units outstanding—Basic	216,002	216,002

Basic net loss per common unit	$(309.43)	$(276.88)
Diluted:
Net loss available to common unitholders—Basic	$(66,837)	$(59,806)
Reallocation of undistributed earnings allocable to Series A preferred units	—	—

Net loss available to common unitholders—Diluted	(66,837)	(59,806)

Weighted average number of common units outstanding—Basic	216,002	216,002
Add: Potentially dilutive securities
Series A preferred units	Anti-dilutive	Anti-dilutive
Warrants	Anti-dilutive	Anti-dilutive
Compensatory units (Vested and Nonvested)	Anti-dilutive	Anti-dilutive
Convertible notes	Anti-dilutive	Anti-dilutive

Weighted average number of common units outstanding—Diluted	216,002	216,002

Diluted net loss per common unit	$(309.43)	$(276.88)

16. INCOME TAXES

The Company’s income tax expense consisted of the following components:

	Year Ended December 31,
	2025	2024
Current
Federal	$—	$—
State	420	158

	420	158

Deferred
Federal	—	—
State	—	—

	—	—

Total income tax expense	$420	$158

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

A reconciliation of the provision for income taxes at the statutory federal tax rate to the Company’s actual income tax expense is as follows:

	Year Ended December 31,
	2025	2024
Tax computed at the federal statutory rate	$(12,396)	$(11,921)
Federal non-taxable income	12,396	11,921
State taxes	420	158

Total income tax expense	$420	$158

Effective tax rate	(0.71%)	(0.28%)

Deferred income taxes are provided to reflect future tax consequence of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. In assessing the realizability of the deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future income in periods in which deferred tax assets can be used. The Company does not have any federal or state net operating losses. Currently there are no deferred taxes recorded on the Company’s consolidated balance sheets.

The Company did not have any unrecognized tax benefits recorded as of December 31, 2025 and 2024.

The Company only has tax jurisdictions in the United States (Federal and state presence). The Company’s tax years 2023 to present remain open for Federal examination. Tax years 2022 to present remain open for examination for state purposes.

One Big Beautiful Bill Act

On July 4, 2025, the One Big Beautiful Bill Act (the “Bill”) was enacted in the U.S. The Bill includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions.

The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. These include changes in bonus depreciation on fixed assets and changes to the deductibility of section 174 (research and development) expenses. Currently there is no significant impact on the Company’s consolidated financial statements.

17. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is subject to various litigation and other claims in the normal course of business. The Company establishes liabilities in connection with legal actions that management deems to be probable and estimable. No amounts have been accrued in the consolidated financial statements with respect to any matters as of December 31, 2025 and 2024.

Enchanted Rock Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Purchase Commitments

As of December 31, 2024, the Company had a certain take-or-pay agreement for the purchase of natural gas generators from a single vendor. Total expenditures related to natural gas generator purchases from this supplier amounted to $0.3 million in 2025 and $32.5 million in 2024. The expenditures in 2024 to this supplier include a full satisfaction of the 2025 purchase commitments, based on the starting dates for each contract year. As the contract was set to expire in 2025, there are no future commitments under this purchase agreement.

18. RELATED-PARTY TRANSACTIONS

On December 27, 2024, the Company entered into the 2024 Note Purchase Agreement (see Note 11 — Debt — 2024 Note Purchase Agreement) with the investor holding Series A Preferred Units (see Note 12 — Mezzanine Equity). On this same date in connection with this agreement, the Company issued the $10.0 million December 2024 Convertible Note to the investor. Under the terms of the agreement, upon issuance of the December 2024 Convertible Note, the Company issued a warrant to the investor which can be exercised in whole or in part for up to an aggregate of 6,680 common units with an exercise price of $0.01 per unit.

19. SUBSEQUENT EVENTS

The Company has evaluated the period after the balance sheet date through April 1, 2026, the date the consolidated financial statements were available to be issued, noting no material subsequent events.

******

    Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Morgan Stanley

J.P. Morgan

Bookrunners

Barclays

    , 2026

Through and including    , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Listing Fee		*
Printing Costs		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Our certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock purchases or redemptions in the case of a director, for any transaction from which the director or officer derived an improper personal benefit, or in any action by or in the right of the corporation in the case of an officer.

We will enter into written indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

In connection with the Reorganization effected prior to the sale and distribution of the securities being registered, we issued     shares of our common stock to our Sponsor for no consideration. These shares of our common stock were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

On December 27, 2024, we entered into a note purchase agreement with an affiliate investor, pursuant to which we agreed to issue and sell a minimum aggregate principal amount of $20.0 million and a maximum aggregate principal amount of $50.0 million of convertible promissory notes. On December 27, 2024, we issued a $10.0 million convertible promissory note to the investor, and in January and February 2025, we issued a total of $10.0 million additional convertible promissory notes to the investor.

In April 2025, we amended and restated the note purchase agreement and each of the previously-issued convertible notes and in August and September 2025, we issued an additional $70,000 of convertible notes.

The convertible notes were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation.

3.2*	Form of Amended and Restated Bylaws.

4.1*	Form of Class A common stock certificate.

4.2*	Form of Registration Rights Agreement.

5.1*	Opinion of Gibson, Dunn & Crutcher LLP.

10.1*	Form of Indemnification Agreement.

10.2†*	Form of ERock, Inc. 2026 Equity Incentive Plan.

10.3†*	Form of ERock, Inc. 2026 Employee Stock Purchase Plan.

10.4†*	Non-Employee Director Compensation Policy.

10.5†*	Form of ERock, Inc. Executive Severance Plan.

10.6*	Form of Sixth Amended and Restated Limited Liability Company Agreement of Enchanted Rock Holdings, LLC.

10.7*	Form of Tax Receivable Agreement.

10.8*#	Office/Warehouse Lease Agreement, dated June 1, 2018, by and between Vine Street Studios, LLC and Enchanted Rock Management, LLC.

10.9*#	First Amendment to Office/Warehouse Lease Agreement, dated November 1, 2018, by and between Vine Street Studios, LLC and Enchanted Rock Management, LLC.

10.10*#	Second Amendment to Office/Warehouse Lease Agreement, dated October 1, 2019, by and between Vine Street Studios, LLC and Enchanted Rock Management, LLC.

10.11*#	Third Amendment to Office/Warehouse Lease Agreement, dated November 1, 2019, by and between Vine Street Studios, LLC and Enchanted Rock Management, LLC.

10.12*#	Fourth Amendment to Office/Warehouse Lease Agreement, dated May 1, 2020, by and between Vine Street Studios, LLC and Enchanted Rock Management, LLC.

10.13*#	Fifth Amendment to Office/Warehouse Lease Agreement, dated August 1, 2020, by and between Vine Street Studios, LLC and Enchanted Rock Management, LLC.

10.14*#	Sixth Amendment to Office/Warehouse Lease Agreement, dated November 1, 2020, by and between Vine Street Studios, LLC and Enchanted Rock Management, LLC.

10.15*#	Lease Agreement, dated June 2, 2023, by and between Duke Realty Limited Partnership and Enchanted Rock , LLC.

10.16*#	First Amendment to Lease Agreement, dated October 24, 2023, by and between Duke Realty Limited Partnership and Enchanted Rock, LLC.

Exhibit No.	Description of Exhibit

10.17*#	Lease Agreement, dated December 8, 2026, by and between Prologis, L.P. and Enchanted Rock, LLC.

21.1	List of subsidiaries of ERock, Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm to ERock, Inc.

23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm to Enchanted Rock Holdings, LLC.

23.5*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page hereto).

99.1	Consent of Charles Boynton to be named as a director nominee.

99.2	Consent of Dan Brouillette to be named as a director nominee.

99.3	Consent of Hans Kobler to be named as a director nominee.

99.4	Consent of Mark Petterson to be named as a director nominee.

99.5	Consent of Sameer Reddy to be named as a director nominee.

99.6	Consent of Tony Satterthwaite to be named as a director nominee.

107*	Filing Fee Table.

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
#	Portions of the exhibit have been omitted for confidentiality purposes.

(b) Financial Statement Schedules

Financial statement schedules have been omitted because the information is not applicable or included in our consolidated financial statements included in the prospectus that forms a part of this Registration Statement.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on    , 2026.

ERock, Inc.

By:
Name:	John Carrington
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints    and    , and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement have been signed by the following persons in the capacities indicated on the    day of    , 2026.

Signature	Title

John Carrington	Director and Chief Executive Officer (principal executive officer)

Ian Blakely	Chief Financial Officer (principal financial and accounting officer)